As filed with the Securities and Exchange Commission on April 11, 2011.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRAINSWAY LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Brainsway Ltd.
19 Hartum Street
Bynet Building, 1st Floor
Har HaHotzvim
Jerusalem 91451, Israel
(+972-2) 581-3140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brainsway, Inc.
c/o The Corporation Trust Company, Corporation Trust Center
1209 Orange Street, Wilmington, Delaware 19801
(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Cheryl V. Reicin, Esq. Torys LLP 237 Park Avenue New York, New York 10017 Tel: (212) 880-6000	Clifford M.J. Felig, Adv. Michael Rimon, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972-3)-610-3100	Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 Tel: (973) 597-2382	Perry Wildes, Adv. Heather Stone, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Round Building Tel Aviv 67021 Israel Tel: (+972-3)-607-4444

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, par value NIS 0.01 per share	$30,000,000	$3,483

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2) Includes ordinary shares that the underwriters may purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective.  This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 11, 2011

Ordinary Shares

We are offering            of our ordinary shares, par value NIS 0.01 per share.  This is our initial public offering in the United States, and no public market currently exists in the United States for our ordinary shares.  All of the            ordinary shares to be sold in the offering are being sold by us.  We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “BRIN”.  We anticipate that the initial public offering price for our ordinary shares will be between $            and $            per share.

Our ordinary shares are listed on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BRIN”.  On April 6, 2011, the last reported sale price of our ordinary shares of the TASE was NIS 8.98, or $2.60 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.46 = US$1.00, without giving effect to a one–for–      reverse stock split for our ordinary shares that will be effected immediately prior to the date of this prospectus).

Investing in our ordinary shares involves a high degree of risk.
See “Risk Factors” beginning on page 11 for a discussion of information that should be considered in connection with an investment in our ordinary shares.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

We have granted the underwriters a 45-day option to purchase up to an additional          ordinary shares from us to cover over-allotments, if any, at the initial public offering price per share, less underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about                  , 2011.

______________________________

Sole Book-Running Manager Roth Capital Partners

Co-Manager

Maxim Group LLC

The date of this prospectus is                    , 2011

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus that we consider important.  This summary does not contain all of the information you should consider before investing in our ordinary shares.  You should read this summary together with the more detailed information appearing in this  prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus, before making an investment in our ordinary shares. Certain industry-specific standards and terms that appear in this prospectus are defined under “Glossary of Industry Terms.”  Unless the context otherwise requires, all references to “Brainsway,” “we,” “us,” “our,” the “Company” and similar designations refer to Brainsway Ltd. and its wholly-owned subsidiaries: Brainsway, Inc., a Delaware corporation, and Brain Research and Development Services Ltd., an Israeli limited liability company, which we refer to as Brain Research Services.  The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States, and the term “euros” refers to euros, the lawful currency of the European Union. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.55 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2010.  Unless otherwise indicated, U.S. dollar translations of euro amounts presented in this prospectus are translated using the rate of € 0.75 to US$1.00, the exchange rate reported at www.Bloomberg.com on December 31, 2010.  The numbers and prices relating to our ordinary shares in this prospectus do not reflect a one–for–       reverse stock split of our ordinary shares that we expect to effect immediately prior to the date of this prospectus. See “Reverse Stock Split.”

Our Business

We are a medical device company dedicated to the development and commercialization of our Deep Transcranial Magnetic Stimulation, or Deep TMS, system.  Our proprietary Deep TMS system is a versatile, noninvasive medical device that is designed to assist in the treatment of various brain-related medical disorders, including major or clinical depression, schizophrenia, bi-polar disorder (manic depression) and Alzheimer’s disease.  Because our Deep TMS system represents a new approach to treatment of such disorders that has not yet been adopted by healthcare professionals, we have performed and continue to perform clinical trials to demonstrate the safety and efficacy of our technology and its ability to stimulate or inhibit deep brain regions at a number of hospitals and medical centers, including Hadassah Medical Center, Shalvata Mental Health Center, Tel Aviv Sourasky Medical Center and the Weizmann Institute of Science in Israel, Johns Hopkins and Columbia University in the United States, University of Bonn and Ludwig-Maximilians University in Germany and the Alfred Psychiatry Research Center in Australia.  In addition, we are working with third party researchers and clinical institutions such as VA Pittsburgh Healthcare System (representing the U.S. Department of Veteran Affairs), Charité - Universitätsmedizin Berlin and the Medical Neurology Branch of the U.S. National Institute of Neurological Disorders and Stroke to conduct preclinical and clinical trials for additional central nervous system, or CNS, indications, primarily at their expense.

We have received EC (European Commission, which serves as the executive body of the European Union) Certification enabling us to affix the conformité européene, or CE, mark and market our Deep TMS system in the European Economic Area, or EEA, member countries for treatment of patients suffering from clinical depression, schizophrenia (negative symptoms) and bi-polar disorder.  We have also submitted applications for regulatory approvals in Israel and other countries, but have not yet obtained these regulatory approvals.  In the United States, the U.S. Food and Drug Administration, or FDA, has informed us that our Deep TMS system is subject to regulation as a Class III device which would require us to submit an application for pre-market approval, or PMA, to the FDA for regulatory approval of our device for the treatment of clinical depression in the United States.  We intend to have additional discussions with the FDA regarding this classification of our Deep TMS system and hope to be able to utilize the FDA’s 510(k) “de novo” review process in lieu of submitting a PMA application.  The “de novo” process would permit a lower-risk classification of the Deep TMS system and generally provides a shorter time period for the FDA’s review and final determination.  We currently intend to submit our PMA in early 2012, and the process for receipt of final FDA regulatory approval generally takes one to three years after such submission.  If the FDA permits us to instead pursue marketing clearance through the 510(k) “de novo” pathway, the process of obtaining such clearance can, in some cases, take as little as several months to a year.

        Our technology is based on the use of our proprietary coil, or the H-Coil, to rapidly pass a variable electrical current that creates an electromagnetic field which, according to the frequency of the electrical current, can be used to affect various areas of the deep brain by nerve excitation or inhibition.  Unlike the currently available, surface TMS device, which can only reach up to approximately 1.5 centimeters from its coil, our Deep TMS system can reach up to 5.5 centimeters from the H-coil, thereby enabling the treatment of mental diseases and disorders that are caused by malfunctions in deeper regions of the brain.  We have developed several forms of the H-Coil, each with a unique configuration adjusted to affect the neuronal structures relevant to a particular disorder or illness.  Our Deep TMS therapeutic solution is supported by our exclusive, worldwide licenses for patents and pending patent applications owned by the National Institutes of Health, or NIH (deriving its authority from the United States Department of Health and Human Services, or the DHHS), and the Weizmann Institute of Science in Israel, among others.  Based upon the results of clinical trials to date, we believe that our therapeutic technology presents advantages over existing therapeutic methodologies for depression, including drug and other therapies, which are often of long duration or are accompanied by significant side effects, and electroconvulsive therapy, or ECT, which requires hospitalization and anesthesia and exposes the body to severe stress.

        Our commercialization strategy focuses upon marketing research, promotional activities, and dialogue with key opinion leaders, or KOLs, in third party research institutions to gain broad support for our treatment methodology.  We intend to lease rather than sell our Deep TMS device and intend to allocate financial and human resources to promote the adoption of our treatment methodology by healthcare professionals, many of whom are unaware of, or unfamiliar with, and who have not yet adopted, such methodology.  To date, we have generated only minimal revenues, although, primarily on the basis of our CE approval, we have recently commenced the commercial distribution of our Deep TMS system in Italy and anticipate commencing commercial distribution in Brazil as well in the next several months, pending receipt of final Brazilian regulatory approvals.

Primary Applications of Our Technology

While our Deep TMS platform is potentially usable for treatment of a wide range of neurological and psychiatric conditions, we have initially focused upon its application to clinical (major) depression, schizophrenia, bi-polar disorder (manic depression) and Alzheimer’s disease, which present the largest potential market opportunities and each indication of which includes a significant patient population which is unresponsive to drug therapy.  Our ability to commence commercial distribution of our Deep TMS system in Israel and the United States, as well as other countries, will depend on the results of our clinical trials, our receipt of regulatory approvals in such countries and availability of reimbursement by third party payors for our therapy.

Clinical Depression

Clinical depression is a chronic condition, characterized by episodes of physiological symptoms (such as sleep and eating disorders), emotional symptoms (such as sadness, despair, extreme mood swings, apathy, feeling of emptiness, criticism and self-hate) and cognitive symptoms (such as decline in concentration and memory, suicidal thoughts and impaired judgment of reality).

According to figures currently provided by the World Health Organization, or the WHO, more than 150 million people in developed countries suffer from depression, which is the second largest cause globally of disability and impaired functioning.  The WHO also estimates that in the future, the effect of depression relative to all illnesses will increase.  A comprehensive STAR*D Investigators Group trial that was reported upon in 2009 demonstrated that only approximately one-third of depression patients meet remission requirements following the first antidepressant drug prescribed to them, while between 8% and 39% of remaining patients who do not meet remission requirements following the first intervention will remit following multiple interventions.

We have obtained an EC Certificate of Conformity enabling us to affix the CE mark for clinical depression for use without an accompanying drug therapy, and in the next few months expect to apply for an extension of the CE mark’s scope of application to cover clinical depression treatment in tandem with any therapy.  We are currently undertaking multicenter clinical trials in order to support our applications for U.S. and Israeli regulatory approvals.

Schizophrenia

Schizophrenia is a severe mental disease that usually involves psychotic symptoms marked by hallucinations. The prevalence rate for schizophrenia is approximately 1.1% of the U.S. population over the age of 18 in a given year, as reported by the National Institute of Mental Health (NIMH). This translates to approximately 2.2 million people in the U.S. suffering from the disease at any given time.  There is currently no widely accepted, effective treatment, including drug treatment, for negative symptoms of schizophrenia.  Nevertheless, as reported by the International Mental Health Organization in 2007, the treatment success rate for schizophrenia generally with medications and psycho-social therapies can be potentially high, and there are also over 15 new medications, and many new and improving psycho-social treatments and cognitive therapies that are currently being developed for the treatment of schizophrenia.

        We have obtained the required EC Certificate of Conformity enabling us to affix the CE mark for the treatment of negative symptoms of schizophrenia, such as apathy, lack of emotion, and poor social functioning, for schizophrenia and are completing ongoing double-blind follow-up clinical trials.

Bi-polar Disorder (Manic Depression)

Bi-polar disorder, also known as manic depression, is a mental illness which causes abnormal fluctuations in mood, energy and functionality, unlike typical mood swings experienced by all people.  This debilitating disease affects 5.7 million Americans, about 2.6% of the U.S. population according to a 2005 report in the Archives of General Psychiatry.   Based on a study published in the New England Journal of Medicine in 2007, approximately 75% of bi-polar disorder patients do not exhibit a durable recovery in response to drug therapy.

We have obtained the required EC Certificate of Conformity enabling us to affix the CE mark for the treatment of bi-polar disorder and await the results of our follow-up double-blind, placebo controlled clinical trial.

Alzheimer’s Disease

Alzheimer’s disease is characterized by a gradual decline in cognitive and practical functioning.  In particular, complex behavior, such as driving, is affected, short-term memory difficulties emerge, and sometimes behavioral disorders, such as rage attacks, appear.  At more advanced stages, dementia, as well as other chronic diseases and advanced diseases of the brain, may develop.

According to a 2010 report by the Alzheimer’s Association, or the 2010 Alzheimer’s report, an estimated 5.3 million Americans have Alzheimer’s disease.  This figure includes 5.1 million people aged 65 and older (constituting 13% of such age category) and 200,000 individuals under age 65 who have younger-onset Alzheimer’s.  Due to advances in medicine and medical technology, as well as social and environmental conditions, the number of Americans living longer lives is expected to grow dramatically, and, accordingly, so will the prevalence of Alzheimer’s disease.  Based on a study published in the New England Journal of Medicine in 2006, 75% of sufferers of Alzheimer’s disease are unresponsive or intolerant to medication.  The 2010 Alzheimer’s report indicates that approximately 90 experimental therapies aimed at slowing or stopping the progression of Alzheimer’s disease are currently in clinical testing in human volunteers.

In 2009, we commenced a double-blind clinical trial with respect to this condition, the interim results of which have exhibited statistically significant cognitive improvements in participants, and recently commenced a second trial.

Our Competitive Strengths

We believe that our Deep TMS technology bears important advantages over existing or potential competing methodologies and products for the treatment of CNS disorders, including drug therapy, psychotherapy or counseling, ECT (in the case of severe depression and bi-polar disorder), deep brain stimulation, or DBS (in the case of Parkinson’s disease), vagus nerve stimulation, or VNS (in the case of epilepsy), and current, surface TMS.  Our competitive strengths include, among others:

•      Ability to Treat Previously Unresponsive Patients.  Our Deep TMS technology device provides an alternative for the significant portion of patients who are unresponsive or intolerant to drug or other therapies, including surface TMS, and have therefore been unable to obtain relief from their often-debilitating symptoms.

•      Deeper Stimulation/Inhibition Capability.  While our Deep TMS technology is based on technology similar to that employed by current surface TMS therapy, its ability to penetrate much deeper regions of the human brain opens up a broader range of treatment applications.  Many mental diseases and disorders are caused by malfunctions in deeper regions of the brain and cannot effectively be treated by surface TMS therapy.  Because of our Deep TMS device’s technological characteristics, and the broader patient population indicated for, and deeper stimulation ability of, Deep TMS treatment compared to surface TMS, the FDA deems such differences to carry with them risks as to how the additional patient population and deeper regions of the brain treated by our device will react to such treatment.  Consequently, the FDA has informed us that it believes there is no predicate device (including the surface TMS device) to which our device is substantially equivalent, and has classified our device as subject to regulation as a Class III medical device, in contrast to the Class II medical device classification accorded to the surface TMS device.  The FDA requires stringent clinical investigations and a lengthier, costlier and more thorough premarket regulatory approval process for Class III medical devices like ours than it does for devices classified as Class II.

•      Non-Invasiveness.  Our Deep TMS treatment is applied in a non-invasive, localized manner, through the placement of a helmet on the patient’s head and the application of electromagnetic fields to the brain alone.  Our non-surgical treatment solution takes place on an out-patient basis in a clinic, medical center or doctor’s office.  ECT, by contrast, while constituting an important treatment option for the management of severe depression (based on an analysis described in The Lancet, a leading general medical journal, in 2003, or the 2003 Lancet article), nevertheless requires hospitalization, full anesthesia and simultaneous use of a muscle relaxant, and each of DBS and VNS requires surgery.

•      Minimal Side Effects.  Our therapeutic solution has exhibited minimal or no side effects in the majority of clinical trials that we have conducted to date.  By contrast, ECT, while exhibiting high effectiveness in a significant portion of depression patients (as reported in the 2003 Lancet article), carries with it numerous severe side effects owing to its extreme, electrical interaction with the brain and the accompanying anesthesia, including muscle aches, nausea, mood changes and headaches.  DBS is associated not only with the complications related to brain surgery, but also with personality changes.  VNS often carries with it sleep disordered breathing, alteration of voice and other problems related to the larynx.  Drug therapies also have a variety of side effects, including weight gain and sexual and neurologic disorders, which manifest in some patients more than others.

•      Versatility of Technology Platform.  Unlike other therapeutic methodologies, our Deep TMS system is capable of addressing multiple disorders.  By pinpointing the locations within the brain that contain the relevant neurons that need to be excited or inhibited to treat a certain condition or symptom, and developing different forms of helmets containing distinct coils that can be attached to our device as appropriate to best reach and affect those neurons, our technology can address multiple symptoms or multiple conditions as part of the same treatment program.

Our Strategy

Specific elements of our current strategy include the following:

•      Obtain Regulatory Approval for Clinical Depression Application.  In order to commence full-scale commercialization of our Deep TMS system, it is essential that we obtain FDA and other regulatory clearances or approvals for our leading therapeutic application, clinical depression. As a prerequisite to filing an application for FDA approval, we need to successfully complete, and report upon, multi-center trials that are testing the safety and efficacy of the treatment of clinical depression with our device, which we anticipate will conclude towards the end of 2011.

•      Advance Additional Therapeutic Applications along Clinical Trial Path.  By simply switching the H-Coil and varying the strength and frequency of the electric current applied, our Deep TMS system can be used to treat additional therapeutic applications.  We have commenced, or entered into agreements with medical centers for, clinical trials for numerous other applications, including post-traumatic stress disorder, or PTSD, pain treatment, Parkinson’s disease, smoking addiction, autism, Multiple Sclerosis, blinking-blepharospasm, attention deficit disorder (ADD), drug addiction, Tourette syndrome and obesity.

•      Take Advantage of Collaborations with Third-Party Research Institutions to Advance Therapeutic Applications.  Often third-party researchers and clinical institutions approach us with new applications for our technology and are willing to bear the costs involved in conducting initial or additional clinical trials.  We intend to further build these relationships for entry into new treatment application markets in a cost-effective manner.

•      Leverage Support of KOLs to Gain Market Acceptance.  We intend to solicit the support of KOLs within third-party research institutions throughout the world as a means of facilitating the market acceptance of our Deep TMS system.  We plan to publish articles in peer-reviewed scientific journals, attend scientific gatherings worldwide, and engage in dialogue with researchers in the field concerning our Deep TMS treatment methodology as a means of soliciting clinical research collaborations and support by KOLs for such treatment methodology.

•      Utilize Leasing Distribution Model to Maximize Revenues.  By entering into leasing, rather than sales, distribution arrangements and charging monthly rental and pay-per-use fees with respect to our Deep TMS system, we can preserve for our company the upside accompanying the potential widespread acceptance, and extensive use, of our device in the therapeutic marketplace.

•      Ensure Medical Insurance Coverage/Health Package Coverage for Our Device’s Therapy.  A key prerequisite to the market acceptance of our treatment device involves ensuring healthcare insurance coverage for treatments with our device.  The scope and level of the coverage are also key factors in our ability to penetrate the market.  The use of our device is not currently covered or reimbursed by any third-party payor in any jurisdiction.  However, we believe that we can use the CPT I code category, which has been recently approved by the American Medical Association for reimbursement by private insurance companies of TMS treatment, for the reimbursement of Deep TMS treatment as well once, and if, we receive FDA approval for the commercial use of our Deep TMS device.  We believe that the clinical efficacy and economic efficiency exhibited by our device compared to alternative treatments will play a key role in enabling us to obtain reimbursement through insurance coverage generally.

Risks and Challenges

We face certain risks and challenges, which are described in detail below in this prospectus under the heading “Risk Factors,” which may impact our ability to successfully implement our business strategy and may thereby also adversely affect our results of operations and financial condition, and the value of your investment in our ordinary shares, including the following risks and challenges:

•      Ability to Achieve Profitability.  Our status as a clinical stage medical technology company with a limited history that has been characterized by limited revenues and significant operating losses, and our expectation that such performance will continue for some time, together raise the risk that we may be unable to generate significant revenues or achieve profitability.

•      Success with Clinical Trials and Regulatory Approval Processes.  The lengthiness of the clinical trials for applications of our Deep TMS system, which will continue for several years, raises the risk that we will encounter problems or failures, which would cause us or regulatory authorities to delay or suspend clinical trials and thereby delay or prevent commercialization of our Deep TMS system for particular, or even for all, applications.

•      Market Acceptance for New Approach.  The status of Deep TMS treatment as a new approach to the treatment of CNS disorders raises the risk that healthcare professionals, including physicians, may not recommend or prescribe our product to their patients, thereby precluding our product from achieving market acceptance and thereby also preventing us from becoming profitable.

•      Reliance Upon Single Product.  Our focus on the Deep TMS system, a single product, leaves us vulnerable to any failure related to this product, whether at the clinical trial stage, in our efforts to achieve regulatory approvals or in subsequent marketing and commercialization with respect to this product.

•      Competition.  Our operation in an intensely competitive medical devices industry, which puts us in competition with larger, better-capitalized industry players, such as large pharmaceutical companies, some of which have achieved regulatory approvals prior to us, raises a significant challenge for our efforts to capture market share for the applications of our Deep TMS technology.

•      Reliance Upon Limited Number of Key Executives.  Our substantial reliance upon a handful of key executives and scientific personnel for the advancement of our research and development activities and the implementation of our strategy renders us vulnerable to the loss of any such individuals.

•      Intellectual Property Risks Related to Our Technology.  Our technology is dependent on three key patent families that are partially or wholly licensed to us under terms that could potentially cause us to lose our rights to use such patents, should we not comply with those license terms, especially given our potentially conflicting obligations to Israel’s Office of the Chief Scientist related to research and development grants that we have received.

 Reverse Stock Split

We have received our shareholders’ approval for a one-for-       reverse stock split to be effective immediately prior to the date of this prospectus.  Fractional ordinary shares may be issued in connection with the reverse stock split, as we will not round up or down to the nearest whole number of ordinary shares (but only whole shares will be issued in this offering).

Our Corporate Information

We are a limited liability company that was incorporated under the laws of the State of Israel in November 2006.  We completed our initial public offering on the TASE in January 2007 and our ordinary shares are currently listed on the TASE under the symbol “BRIN”.  Our principal executive offices are located at 19 Hartum Street, Bynet Building, 1st Floor, Har HaHotzvim, Jerusalem 91451, Israel, and our telephone number is +972-2-581-3140.  Our address on the internet is www.brainsway.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.  We have included our website address in this prospectus solely as an inactive textual reference.

We commenced operations in 2003, through Brainsway, Inc., which was incorporated in Delaware on March 31, 2003, and its wholly-owned subsidiary, Brain Research Services, a limited liability company incorporated in Israel on August 13, 2003.  Following our incorporation in November 2006 and immediately prior to the consummation of our initial public offering on the TASE in January 2007, all outstanding shares of Brainsway, Inc. were transferred by our shareholders to us, at which point Brainsway, Inc. became our wholly-owned direct subsidiary and Brain Research Services became our wholly-owned indirect subsidiary.  Brainsway, Inc. has its registered address at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and its telephone number at such address is (302) 658-7581.  Brain Research Services shares our address and telephone number in Jerusalem, Israel.

The “Brainsway” design logo is our property. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING
Ordinary shares we are offering	ordinary shares
Ordinary shares to be outstanding immediately after this offering	ordinary shares
Offering price
We anticipate that the initial public offering price for our ordinary shares will be between $      and $      per share.  The initial public offering price will be determined, in part, by reference to the closing price of our ordinary shares on the TASE on the pricing date, and by taking into account prevailing market conditions and through negotiations between us and the underwriters.  Among the factors to be considered in these negotiations will be our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.  On April 6, 2011, the last reported sale price of our ordinary shares on the TASE was NIS 8.98, or $2.60, per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.46=US$1.00, without giving effect to a one-for-        reverse stock split for our ordinary shares that we expect to effect immediately prior to the date of this prospectus).

Over-allotment option
We have granted the underwriters a 45-day option to purchase up to an additional        ordinary shares from us to cover over- allotments, if any, at the initial public offering price per share, less underwriting discounts and commissions.

Use of proceeds
We estimate that we will receive net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of $      million from our sale of ordinary shares in this offering, based on an assumed public offering price of $   per share, the midpoint of the range set forth on the cover page of this prospectus.
We expect to use the net proceeds of this offering for manufacturing and commercializing our product, ongoing and future clinical trials, research and development, working capital, and general corporate purposes.  See “Use of Proceeds.”

Risk factors
Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

TASE symbol	“BRIN”.
Proposed NASDAQ Capital Market symbol	We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “BRIN”.

The number of ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of the date of this prospectus. The number of outstanding ordinary shares excludes:
●
the 3,049,550 ordinary shares that we have reserved for issuance upon the exercise of outstanding options under our 2006 Stock Option Plan as of April 6, 2011 at a weighted average exercise price of NIS 1.91, or $0.54, per share; and

●	the 1,000,000 ordinary shares issuable upon exercise of outstanding Series 4 Warrants at a per share exercise price of NIS 20.00, or $5.63 (as of April 6, 2011).
Unless otherwise indicated, all information in this prospectus assumes:
●	that we have not effected the one-for- reverse stock split, which will be effected immediately prior to the date of this prospectus;
●	an initial public offering price of $ per ordinary share, the mid-point of the range on the cover of this prospectus; and
●	no exercise by the underwriters of their option to purchase up to an additional ordinary shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table is a summary of our historical consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS.  The summary consolidated financial statement data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 were derived from our audited consolidated financial statements included elsewhere in this prospectus.  The summary consolidated financial statement data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from audited consolidated financial statements not included in this prospectus.  Because our company, Brainsway Ltd., was only incorporated in November 2006, the summary consolidated financial statement data presented as of, and for the first ten months of the year ended, December 31, 2006 actually represent the financial position and the results of operations of our wholly-owned subsidiaries, Brainsway, Inc. and Brain Research Services, which were each incorporated in 2003 and are considered our predecessor entities under the rules of the Securities and Exchange Commission, or the SEC.

You should read this summary financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.  The historical results set forth below are not necessarily indicative of the results to be expected in future periods.  The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of our management, all adjustments necessary for the fair presentation of the financial information contained in those statements.  The number of shares and per share data appearing in the table do not reflect the one-for-           reverse stock split that we expect to effect immediately prior to the date of this prospectus.

	Year Ended December 31,
Consolidated Statements Of Loss Data:	2006(1)	2007	2008	2009	2010
	(in thousands US$, except share and per share data)
Revenues	-	-	-	3	86
Cost of revenues	-	-	-	*	10
Gross profit	-	-	-	3	76
Operating expenses:
Research and development expenses, net	1,390	926	929	1,929	4,264
Selling and marketing expenses	-	-	-	-	95
General and administrative expenses	505	300	631	795	1,015
Total operating expenses	1,895	1,226	1,560	2,724	5,374
Operating loss	1,895	1,226	1,560	2,721	5,298
Financial expenses (income) from changes in fair value of warrants	-	1,258	647	5,226	(4,836)
Other financial expenses	37	6	545	208	693
Other financial income	-	(99)	(502)	(203)	(19)
Financial expenses (income), net	37	1,165	690	5,231	(4,162)
Loss before taxes on income	1,932	2,391	2,250	7,952	1,136
Tax	-	-	-	-	-
Loss	1,932	2,391	2,250	7,952	1,136
Loss per share:**
Basic	-	(0.07)	(0.06)	(0.21)	(0.03)
Diluted	-	(0.07)	(0.06)	(0.21)	(0.14)
Weighted average number of shares:**
Basic	-	34,979,895	35,670,233	38,442,016	39,654,144
Diluted	-	34,979,895	35,670,233	38,442,016	42,580,013

* Represents an amount less than $1.
** Does not reflect the one-for-      reverse stock split we intend to effect immediately prior to the date of this prospectus.
(1) The consolidated statements of loss data for the first ten months of 2006 represent financial data for Brainsway Ltd.’s predecessors.

	As of December 31,
Consolidated Balance Sheets Data:	2006	2007	2008	2009	2010 Actual	2010 As Adjusted (1)
	(in thousands US$)
Cash and cash equivalents	-	655	3,635	2,868	10,176
Property, and equipment, net	22	80	78	118	393
Total assets	123	6,662	7,653	6,754	12,252
Total liabilities	1,478	4,549	4,722	10,081	4,331
Share capital	*	84	89	93	109
Total equity (deficiency)	(1,392)	2,113	2,881	(3,327)	7,921

(1)
The “as adjusted” data gives effect to the sale of               ordinary shares in the offering (other than pursuant to the underwriters’ over-allotment option), including the application of the related gross proceeds of $                  and the payment of the underwriting discounts and commissions of $           and the estimated offering costs and expenses of $                  from such sale.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this prospectus, including our consolidated financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares.  These material risks could adversely affect our business, financial condition and results of operations, possibly causing the trading price of our ordinary shares to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical stage medical technology company with a history of operating losses.  We expect to incur additional losses in the future and may never be profitable.

We are a clinical stage medical technology company.  Since our inception in 2006, we have been focused on research and development and have not generated any substantial revenues.  We have incurred losses since inception, largely reflecting research and development and general and administrative expenses, as well as expenses due to increases in the fair market value of our inflation-linked outstanding warrants, which are classified as liabilities in our financial statements, and have experienced net losses of approximately $1.1 million in 2010, approximately $8.0 million in 2009 and approximately $2.3 million in 2008.  As of December 31, 2010, we had an accumulated deficit of approximately $15.4 million.  While we have commenced small-scale commercial distribution of our Deep TMS system in Italy with respect to applications for the treatment of clinical depression, schizophrenia (negative symptoms) and bi- polar disorder (also known as manic depression) and have entered into an agreement for distribution pending regulatory approval in Brazil, we will be required to conduct significant additional clinical trials and/or face additional obstacles before we start generating significant revenues.  As a result, we anticipate that we will continue to incur significant additional losses, and we may never be profitable nor achieve significant revenues.

We cannot ensure that our existing capital and the net proceeds of this offering will be sufficient to meet our future capital requirements.

We believe that our existing capital, other sources of liquidity and the net proceeds from this offering will be sufficient to meet our requirements approximately through the conclusion of 2014.  To date, we have funded our operations primarily through public and private offerings of our securities and research and development grants from Israel’s Office of the Chief Scientist, or OCS.  We expect to generate revenues primarily through rental fees and usage fees generated by the commercial distribution of our Deep TMS system.  However, to date, we have only generated minimal revenues.  The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including the progress and results of our further research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for the various applications of our Deep TMS system; the terms and conditions of commercial agreements for marketing, distribution and therapeutic usage of our Deep TMS system; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are challenged.

While we will continue to explore alternative financing sources, including the possibility of future offerings of our equity and debt and continued government funding, we cannot be certain that in the future these liquidity sources will be available to us or whether we can negotiate commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated.  If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history.  While we have obtained EEA regulatory approval for certain applications of our Deep TMS system, we have not yet demonstrated an ability to obtain regulatory approvals from the EEA for other applications or from the FDA, the Israeli Ministry of Health or other foreign regulatory bodies for any applications, and have only recently started commercializing our Deep TMS technology in Italy.  We must obtain and maintain appropriate clearances or regulatory approvals for our Deep TMS system from regulatory entities in each of the markets in which we intend to sell our products before we may sell them.  Consequently, any predictions about our future performance may not be as accurate since we have not had a history of successfully developing and commercializing medical devices.

Risks Related to Our Business and Regulatory Matters

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Development of medical devices includes pre-clinical studies and sometimes clinical trials, and is a long, expensive and uncertain process, subject to delays and failure at any stage.  Moreover, our research and development, pre-clinical and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities.  We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials, which would cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials.  We estimate that clinical trials involving various applications of our Deep TMS system will continue for several years; however, such trials may also take significantly longer to complete and may cost more money than we have expected.  Furthermore, the data obtained from the studies and trials may be inadequate to support regulatory approvals or to enable market acceptance of our Deep TMS system.  Failure can occur at any stage of testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of the current, or a future, more advanced version of, our Deep TMS system, for any particular therapeutic application, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;
•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;
•	slower than anticipated patient recruitment and enrollment;
•	negative or inconclusive results from clinical trials;
•	unforeseen safety issues;
•	an inability to monitor patients adequately during or after treatment;
•	placement of a clinical trial on hold by the FDA, institutional review boards/ethics committees or other regulatory authorities;
•	changes in governmental regulations or administrative actions, including governmental changes in permissible endpoints or other measures utilized in clinical trials; and
•	problems with investigator or patient compliance with the trial protocols.

Additionally, the FDA, EEA, or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay approval of our Deep TMS system.  A number of companies in the medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials.  Despite the successful results reported in earlier clinical trials for various applications of our Deep TMS system, we do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product for such applications.  If later-stage clinical trials involving applications of our Deep TMS system do not produce favorable results, our ability to obtain regulatory approval for such applications may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully commercialize our product could severely harm our ability to generate revenues and become profitable.

Even if our therapeutic Deep TMS system receives certain approvals for commercialization, such approval may be subject to various limitations which could materially and adversely affect the marketability and profitability of the product.  In addition, any of our therapeutic products may not result in commercial success for various reasons, including:

•	inability to receive regulatory clearance or approval for our product or for certain uses of our product;
•	receipt of regulatory clearances or approval for more limited indications than we desire or which require extensive warnings or contraindications in our labeling;
•	lack of familiarity of health care providers and patients with the benefits of TMS generally;
•	insufficient or unfavorable levels of reimbursement from government or third-party payors;
•	infringement of proprietary rights of others for which we (or our licensees, if any) have not received licenses;
•	incompatibility with other therapeutic products;
•	other potential advantages of alternative treatment methods;
•	ineffective marketing and distribution support;
•	lack of cost-effectiveness;
•	timing of market introduction of competitive products;
•	difficulties related to large-scale manufacturing;
•	infringement by third parties of our intellectual property rights; or
•	the possibility of unforeseen side effects after use of the product has commenced.

If we are unable to develop commercially viable products, our business, results of operations and financial condition will be materially and adversely affected.

Deep TMS is a new approach to the treatment of brain disease, and if healthcare professionals do not accept and recommend our product to their patients, our product may not achieve market acceptance and we may not become profitable.

Deep TMS is a new approach to the treatment of brain disease and if healthcare professionals, including physicians, do not recommend or prescribe our product to their patients, our product may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our product by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our product until, among others:

•	there is sufficient long-term clinical evidence to convince them to alter their existing treatment methods and device recommendations;

•	there are recommendations from other prominent psychiatrists, neurologists, CNS educators and/or professional associations that our product is safe and effective;

•	we obtain favorable data from clinical studies for our product;

•	reimbursement or insurance coverage from third party payors is available; and

•	they become familiar with the complexities of our product.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our product. Since we have only begun to commercialize our product, long-term clinical evidence is not yet available. Even if favorable data is obtained from clinical studies for our product, healthcare professionals and third-party payors may not endorse our product and future clinical studies may not continue to produce favorable data regarding our product. In addition, prolonged market experience may also be a prerequisite to reimbursement or insurance coverage from third-party payors. If our product does not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and we may not become profitable.

We are completely dependent upon the successful development of our Deep TMS system.  If we fail to successfully complete its development and commercialization, we will not generate operating revenue.

All of our efforts are focused on the development of a single product—our Deep TMS system—along with a more advanced, early-stage multiple-field version of such product.  There is no guarantee that we will succeed in developing additional products based on our Deep TMS technology.  If we are unable to consummate the manufacture of our product for the treatment of various neurological and psychopathological disorders in a safe, usable, commercial end-product form, we will be unable to generate any revenues.  There is no certainty as to our success, whether within a given time frame or at all.  Any delays in our schedule for clinical trials, regulatory approvals or other stages in the development of our product are likely to cause us additional expense, and may even prevent the successful finalization of the product.  Delays in the timing for development of our product may also have a material adverse effect on our business, financial condition and results of operations due to the possible absence of financing sources for our operations during such additional periods of time.

We have no experience in leasing, marketing or distributing products and no internal capability to do so, and are therefore entirely dependent upon outside third parties for such activities, which subjects us to certain risks.

We currently do not intend to develop an internal, direct sales force to market and lease our Deep TMS system, due to the expense and use of resources that would be required.  Therefore, we must enter into arrangements with third parties to conduct leasing and marketing activities on our behalf.  Such arrangements usually result in lower profit margins than if we marketed and leased our systems directly.  We have entered into agreements with exclusive distributors in Italy and Brazil to distribute our systems and are entirely dependent on their efforts for the successful distribution of our systems in those countries.  Although our agreement with the Italian distributor prohibits it from marketing, promoting or otherwise being involved with the commercialization of other, competing brain stimulation products, our Brazilian distribution agreement does not contain such a restriction, and we cannot be certain that any future distribution agreements will impose such a restriction.  In the event future distribution agreements do not restrict third party distributors from marketing, promoting and otherwise being involved with the commercialization of other, competing brain stimulation products, the leases of our product and related revenues may be adversely affected.  Our current or future distributors may not be successful or effective in leasing and marketing our Deep TMS systems.  If we fail to create effective marketing and distribution channels, our ability to generate revenue and achieve our anticipated growth could be adversely affected.  Furthermore, if these distributors experience financial or other difficulties, leases of our systems could be reduced, and our business, financial condition and results of operations could be harmed.

We are dependent upon third-party suppliers, which makes us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers to manufacture certain components of our Deep TMS system and expect to continue to rely on such suppliers to manufacture components for our system when we begin its commercialization. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for any of our components. We also do not have supply agreements with our third-party suppliers and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components in a timely manner or on commercially reasonable terms;

•	our suppliers may prioritize other customers’ needs since we may not be a major customer;

•
our third-party suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our product or cause shipment delays due to such errors;

•
our suppliers may fail to comply with applicable regulatory requirements or take satisfactory corrective action in response to an adverse inspection by a regulatory agency, which could result in enforcement actions and inhibit their ability to fulfill our orders and meet our requirements; and

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In the future, we may approach alternative third-party suppliers to manufacture our components. However, we may not be able to obtain a new third-party supplier that is able to manufacture exactly the same component to our custom specifications, which may require us to redesign a product and potentially re-submit an application for approval to the FDA and other applicable regulatory authorities. Any interruption or delay in obtaining components from our third-party suppliers, or our inability to obtain products from alternate suppliers at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competing products, which, in turn, could harm our business, financial condition and results of operations.

In addition, after we establish the manufacturing procedures for our product, we may also enter into contract manufacturing arrangements with third parties to manufacture and assemble complete products. In that case, we will maintain only limited in-house manufacturing capabilities with respect such products and our contract manufacturing arrangements may subject us to risks similar to those described above for our third-party suppliers.

We rely on collaborative arrangements with third parties for the conduct of our clinical trials and for the provision of other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

We rely on third parties, such as contract laboratories, research organizations, medical institutions and clinical investigators, to conduct certain preclinical studies and clinical trials with respect to various applications of our Deep TMS technology, which limits our control over these activities.  The third-party contractors may not assign as great of a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly and, accordingly, may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design.  If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard or fails to meet regulatory requirements, we may be required to replace them.  Although we believe that there are a number of other third-party contractors that we could engage to continue these activities, replacement of these third parties would result in increased costs and delays, primarily due to the training and familiarization that their replacements would need to undergo.  Consequently, our efforts to obtain regulatory approvals for, and to commercialize, our Deep TMS system for various applications would be delayed.  The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us.  If the third-party contractors work with our competitors, our competitive position may be harmed.

In addition, although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated.  The failure of third parties to carry out their obligations towards us would materially adversely affect our ability to develop and market our Deep TMS system and to implement our strategies.

If our competitors develop and market products that are more effective, safer or less expensive than, or that capture market share prior to, our current or future Deep TMS system, our future prospects will be negatively impacted.

The industry in which we operate is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, particularly in the United States and Europe. Most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have and they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can.

Developments in the pharmaceuticals industry, including the development of a new drug treatment for clinical depression that may serve as a substitute for the treatment that we offer, may adversely impact our business.  In addition, the development of similar devices to ours, which seek to minimize the impact of neurological and psychopathological disturbances on patients’ daily lives, may increase or decrease the demand for our product.  Third parties may in the future succeed in introducing technological changes that avoid our patent protections and enable development of products that compete with, and thereby reduce the profitability of, our product.

Many of the large pharmaceutical companies that currently market and/or are in the process of developing therapeutic products for the treatment of many of the conditions to which our Deep TMS system may be applied, including Johnson & Johnson, Eli Lilly and Company, AstraZeneca International, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd. and Pfizer Inc., have greater financial, manufacturing, marketing and treatment development resources than we do, while also possessing significantly greater research and marketing capabilities than ours.

In addition, other companies are commercializing TMS technologies, including Neuronetics, which developed a TMS device that received 510(k) approval in October 2008 for the treatment of depression.

Technologies are also being commercialized that involve surgery, including Cyberonics, Inc.’s, or Cyberonics, vagus nerve stimulation technology and Medtronic, Inc.’s, or Medtronic, deep brain stimulation technology.  In addition, ECT technology is also being commercialized by certain companies.

Many of these and other competitors have, among others:

•	significant brand name recognition;
•	established relationships with healthcare professionals, customers and third-party payors;
•	established distribution networks and channel penetration;
•	additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or
•	greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Our ability to compete effectively in our market depends upon our ability to distinguish our company and our product from our competitors and their products based on various factors, including, among others:

•	product performance;
•	product pricing;
•	brand name recognition;
•	compliance with supply obligations and customer support;
•	customer retention rates;
•	intellectual property protection;
•	the success and timing of new product development and introductions; and
•	the development of successful distribution channels.

In addition, because most of our competitors have significantly greater product development resources than us, they or other well-capitalized companies may at any time develop additional products which could render our product obsolete or substantially reduce our revenues.

While we believe in the superiority of our noninvasive Deep TMS technology, if our competitors’ products prove to be more effective, safer or less expensive than our Deep TMS system, or reach the market sooner than, and thereby capture the potential market for, our Deep TMS system, we may not achieve commercial success.

We intend to distribute our product worldwide and, if we are unable to manage our international operations, our business, financial condition and results of operations could be harmed.

Our headquarters and all of operations and employees are located in Israel but we intend to market our product globally. Accordingly, we are subject to risks associated with global operations and our international distribution activities and operations will require significant management attention and financial resources. In addition, our international distribution activities and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

•	foreign certification, registration and other regulatory requirements;
•	customs clearance and shipping delays;
•	import and export controls;
•	trade restrictions (mostly in Arab countries);
•	multiple and possibly overlapping tax structures;
•	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;
•	differing laws and regulations, business and clinical practices, third-party payor reimbursement policies and patient preferences;
•
differing intellectual property protection among countries, and insufficient intellectual property protection in certain countries in southeast Asia and South America in particular, including China and India;

•	difficulties staffing and managing our international operations;
•	difficulties in penetrating markets in which our competitors’ products arc more established, including North America;
•	currency exchange rate fluctuations; and
•	political and economic instability, war or acts of terrorism.

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be harmed.

If we do not effectively manage our growth, our ability to increase distribution of our product and cash flow will be limited and we may not become profitable.

If the commercialization of our Deep TMS system proceeds forward, our business will need to grow. Continued growth would subject us to numerous challenges, including, among others;

•	implementing appropriate operational and financial systems and controls;
•	expanding our manufacturing capacity and scaling up production;
•	expanding our leasing and marketing capabilities;
•	managing our international operations effectively;
•	providing adequate training and supervision to maintain high quality standards; and
•	preserving our culture and values.

In addition, our expected growth will continue to place additional significant demands on our management and our financial and operational resources. If we are unable to manage our growth, our business, financial condition and results of operations could be harmed.

Our business faces a substantial risk of clinical trial and product liability claims.  If we are unable to obtain and maintain appropriate levels of insurance, a claim could adversely affect our business, financial condition and results of operations.

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and leasing and marketing of human therapeutic products.  Although we have not yet commenced whole-scale commercialization of our Deep TMS system, claims could be made against us based on the use of our system in clinical trials.  Furthermore, once we achieve a greater level of commercial distribution of our system, although our distributors are required to ensure that our system is only administered by a trained professional, the potential for misuse of our system will still exist due to its complexity.  We currently carry clinical trial insurance covering bodily and personal injury with an annual coverage amount of $5 million in the aggregate.  However, our insurance may not provide adequate coverage against potential liabilities.  Furthermore, clinical trial and product liability insurance is becoming increasingly expensive.  As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us.  If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us.  Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result, which could harm our business, financial condition and results of operations.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel, including Uzi Sofer, our Chief Executive Officer, Dr. Yiftach Roth, our R&D Manager, and Professor Abraham Zangen, our Neurobiological Consultant.  The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of various applications of our Deep TMS system or otherwise affect our ability to manage our company effectively and to carry out our business plan.  We do not maintain key-man life insurance.  Although we (through Brain Research Services) have entered into employment or consulting agreements with all of the members of our senior management team, members of our senior management team may resign at any time. A high demand exists for senior management and other key personnel in the medical technology industry in Israel.  We may not be able to continue to retain and attract such personnel.  Our failure to retain any of such senior personnel would cause a delay in our ability to implement our product commercialization strategy.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, managerial and finance personnel.  We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring or continuing to employ those individuals or subject us to suit from their former employers.

While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel.  If we cannot attract and retain sufficiently qualified technical and scientific employees on acceptable terms, we may not be able to develop and commercialize our product competitively for specific therapeutic applications.  Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

If we or our licensees are unable to obtain U.S. and/or additional foreign regulatory clearances and approvals for the applications of our Deep TMS system, we will be unable to commercialize our product for those applications in those jurisdictions.

Our Deep TMS system is a medical device subject to extensive regulations which are meant to assure its safety, effectiveness and compliance with applicable consumer laws.  If we fail to obtain and maintain required clearances and approvals, our ability to rent our Deep TMS system and generate revenues will be harmed.  These regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, record-keeping, content and language of the instructions for use of the Deep TMS system, and the sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and withdrawal from market of our device.  Most notably, we must comply with the EEA’s Medical Devices Directive and we are subject to extensive regulation in the United States by the FDA and other federal, state, and local authorities.  To date, we have not marketed, distributed, sold or supplied our Deep TMS system (other than in minimal quantities, pursuant to our Italian distribution agreement with Advanced Technologies Innovation Distribution SRL, or ATID).  While we have obtained the EC Certificate of Conformity that enables us to affix the CE mark, signifying EEA regulatory approval, for certain applications of our Deep TMS system, we have not yet obtained approval from an EEA Notified Body for other applications.  We have furthermore not received required regulatory approvals from the FDA, the Israeli Ministry of Health, or other foreign regulatory bodies for any applications of such system, and we may not obtain such approvals in a timely manner or at all.

In the United States, before a new medical device, or a new use of, or claim for, an existing product can be marketed, it must first receive either premarket clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or premarket approval, or PMA, from the FDA, unless an exemption applies.  In the 510(k) clearance process, the FDA must determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology, safety and effectiveness to clear the proposed device for marketing.  If the FDA determines through its review of a submitted 510(k) notification claiming substantial equivalence to a predicate device that the device is not substantially equivalent, the device is automatically designated as a Class III device and generally must pursue regulatory approval through the more stringent and resource-intensive PMA process.  However, for certain low-risk devices, the manufacturer may request a “de novo” classification of its device.  Pursuant to the FDA’s “de novo” review process, if the FDA determines that the automatic Class III designation should be changed, it will issue a written order to reclassify the device.  This order permits the submitter to market the device and the device may serve as a predicate device for future 510(k) notifications.  The process of obtaining marketing clearance through the “de novo” review process typically can take several months to a year or longer.

The FDA has determined that there are no appropriate predicate devices for our Deep TMS system and that our Deep TMS system is a Class III device, which will require us to seek FDA approval through the PMA process.  The FDA does not view the surface TMS device as an appropriate predicate device for our Deep TMS device, given the broader patient population indication for, and deeper stimulation within the brain by, our Deep TMS device, which creates uncertainty as to how the additional patient population and deeper regions of the brain not treated by surface TMS will respond to such treatment. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices.  Products that are approved through a PMA application generally require FDA approval before they can be modified.  The PMA process can be expensive and lengthy and entail significant user fees, unless exempt.  The PMA pathway can be expensive, time consuming and uncertain, requires detailed and comprehensive scientific and human clinical data, generally takes one to three years after a premarket approval application is filed and may never result in the FDA granting the approval.  We may not be able to obtain our required approvals in a timely manner, if at all.  The FDA can delay, limit or deny approval of a device for many reasons, including: our inability to demonstrate to the FDA’s satisfaction that our product is safe or effective for its intended uses; the data from our pre-clinical studies and clinical trials may be insufficient to support approval; the manufacturing process or facilities we use may not meet applicable requirements; and changes in FDA approval policies or the adoption of new regulations may require additional data.  Any delay in, or failure to receive or maintain, approval for the applications of our product under development could prevent us from generating revenue from these applications or achieving profitability.

In connection with the ongoing clinical trials for our Deep TMS system, we face the risk that:

•	it may not prove entirely safe or efficacious in those trials;
•	the therapeutic results with respect to it may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA, an EEA Notified Body or other regulatory authorities; and
•	the results will justify only limited and/or restrictive uses, and will require the inclusion of warnings and contraindication, which could significantly limit its marketability and profitability.

Any delay in obtaining, or the failure to obtain, required regulatory approvals, and any limitations thereon, will materially and adversely affect our ability to generate future revenues from our Deep TMS system.  We and our distributors and/or sub-licensees, as applicable, also are, and will be, subject to numerous foreign regulatory requirements that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement.  The approval procedures vary among countries and regions and can involve additional testing, and the time required to obtain approvals may differ.  Approval by one country or region does not ensure or even predict approval by regulatory authorities in other countries or by the FDA.  The non-U.S. regulatory approval processes include all of the risks associated with the approval process that we describe above, and may also include additional risks attributable to the satisfaction of particular non-U.S. requirements.

Even if we obtain regulatory approvals, our therapeutic products will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business, financial condition and results of operations would be seriously harmed.

Even if our Deep TMS system receives initial regulatory approval or clearance for specific therapeutic applications, we will still be subject to post-marketing regulatory requirements, which include medical device ongoing reporting obligations, and quality system regulations related to the manufacturing of our device which will be subject to continuing regulatory review, including FDA inspections.  This ongoing review may result in the withdrawal of our product from the market, the interruption of our manufacturing operations and/or the imposition of labeling and/or marketing limitations related to specific applications of our product.  Since many more patients will be exposed to our Deep TMS system following its marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of such product.  Post-marketing regulatory requirements will require us to report if our device causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury.  In addition, the manufacturer(s) and the manufacturing facilities that we will use to produce our system will be subject to periodic review and inspection by the FDA and other, similar foreign regulators.  Late discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions, such as:

•           restrictions or partial suspension or total shutdown of production on such product, manufacturer or manufacturing process;
•           warning letters from the FDA or other regulatory authorities;
•           the withdrawal of the product from the market;
•           the suspension or withdrawal of regulatory approvals;
•           a refusal by such regulator to approve pending applications or supplements to approved applications that we or our licensees (if any) submit;
•           a voluntary or mandatory recall;
•           fines;
•           a refusal to permit the import or export of our product;
•           product seizures or detentions;
•           criminal prosecution;
•           injunctions or the imposition of civil or criminal penalties; and
•           adverse publicity.

In addition, from time to time, legislation is drafted and introduced in the United States that could significantly change the statutory provisions governing any regulatory clearance or approval that we receive from the United States.  FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product.  For example, in January 2011, the FDA announced twenty-five specific action items it intends to take with respect to the 510(k) process.  The FDA issued its recommendations and proposed action items in response to concerns from both within, and outside of, the FDA about the 510(k) program.  Although the FDA has not detailed the specific modifications or clarifications that it intends to make to its guidance, policies, and regulations pertaining to the 510(k) process, the FDA’s announced action items signal that additional regulatory requirements are likely.  Included in the FDA’s announced reform is a continuing consideration of changes that would streamline the FDA’s 510(k) “de novo” process.  Moreover, in March 2010, United States President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, which substantially changed the way health care is financed by both governmental and private insurers, encourages improvements in the quality of health care items and services, and significantly impacts the medical device industry.  The PPACA includes, among other things, the following measures:

•	an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•	new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013;

•
payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models, beginning on or before January 1, 2013;

•	an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate; and

•	a new licensure framework for follow-on biologic products.

These provisions could meaningfully change the way healthcare is and delivered and financed, and may materially impact numerous aspects of our business.

In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system.  Certain of these proposals could limit the prices we are able to charge for rental of, or treatment with, our product, or the amounts of reimbursement available for our product, and could limit the acceptance and availability of our product.  The adoption of some or all of these proposals could have a material adverse effect on our financial position and results of operations.

We cannot predict what additional changes there will be, how or when they will occur or what effect they will have on the regulation of our product.  For example, we cannot predict whether the FDA’s ongoing effort to improve the 510(k) “de novo” process will make this marketing pathway more or less viable for our product.  If we, or our licensees, suppliers, collaborative research partners or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we may lose marketing approval for any of the therapeutic applications of our product (to the extent that such applications are initially approved), resulting in decreased or lost revenue from milestones, product rental or usage fees, or royalties.

Our current or future therapeutic products are subject to recalls even after receiving regulatory clearances, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our Deep TMS system if we or our component suppliers fail to comply with relevant regulations pertaining to the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of this product, or if new information is obtained concerning the safety or efficacy of this product.  Manufacturers may also, by their own initiative, recall a product if any material deficiency in such product is found.  Any recall of our product could materially disrupt our operations and materially adversely affect our results of operations.  A government-mandated recall could occur, for example, if a regulatory body finds that there is a reasonable probability that the Deep TMS system would cause serious, adverse health consequences or death.  In the EEA, member state authorities can take interim measures ordering the withdrawal of devices from the market or prohibiting or restricting their introduction to the market if they consider that when correctly installed, maintained and used for their intended purpose, the devices may compromise the health and/or safety of patients, users or other persons.  A voluntary recall of our product by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations.  Any recall of our product would divert our management’s attention and financial resources and damage our reputation with customers.  A recall involving our Deep TMS system would be particularly harmful to our business, financial condition and results of operations because we currently rely (and expect to continue to rely) on its commercial distribution for various applications as our only source of revenue from operations.

Post-commercialization modifications to the current version of our Deep TMS system, or to any further advanced version for which we may receive regulatory approval in the future, may require new regulatory clearances or approvals or may require us to recall or cease marketing such products until clearances are obtained.

Modifications to our current Deep TMS system or to any other, more advanced version of it, for which we may successfully achieve regulatory approval in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed version of it, may result in the recall or suspension of marketing of the previously approved and marketed version until clearances or approvals of the modified version are obtained.  If the FDA requires new clearances or approvals for any application of our Deep TMS system for which we receive marketing approval, we may be required to recall our product and to stop marketing it as modified, which could require us to redesign the product, resulting in a material adverse affect on our business, financial condition and results of operations.  Under such circumstances, we could be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect the safety or efficacy of the device, would constitute a major change in its intended use, or otherwise requires pre-clearance, the modification may not be implemented without the requisite clearance, which we may not be able to obtain in a timely manner or at all.  Delays in obtaining required future clearances or approvals would materially and adversely affect our ability to introduce new or enhanced versions of our Deep TMS system in a timely manner, or to apply our Deep TMS system towards additional therapeutic applications, which in turn would have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing capabilities and, if we are unable to scale our manufacturing operations to meet anticipated market demand, or to comply with applicable FDA or other comparable agency quality standards in our manufacturing activities, our growth could be limited and our business, financial condition and results of operations could be harmed.

We currently conduct our manufacturing internally and have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our product to meet the demand we expect from our expanded commercialization efforts.  We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement, lower than expected yields and increased scrap costs.  If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

Our internal manufacturing activities also subject us to challenges related to maintaining quality control and assurance standards.  We and certain of our third-party manufacturers or suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our product.  We and our manufacturers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process for our product as marketed outside of the United States.  We may not be able to comply with applicable QSR regulations for our therapeutic Deep TMS system.  The FDA enforces the QSR through periodic and unannounced inspections of manufacturing facilities.  Our failure to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, refusal of regulatory authorities to grant marketing approval of our product, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our product, and materially and adversely affect our business.

We are, and may, in the future, be subject to further, extensive European and U.S. regulatory provisions that restrict the advertising and promotion of our product.

In the EEA, the advertising and promotion of our product is subject to EEA Member States’ laws implementing the Directive 93/42/EEC concerning Medical Devices, or the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices.  These laws may restrict the advertising and promotion of our product to the general public and may also impose limitations on our promotional activities with healthcare professionals.  Similarly, any regulatory approvals that we obtain in the United States will be for the use of our Deep TMS system under specific circumstances for specific indications.  Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the FDA.  Use of a device outside of its cleared or approved indication is known as “off-label” use.  We cannot, however, prevent a physician from using our device for off-label use, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine.  However, if the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or could subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties.  Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

We intend to eventually commence commercial operations in the United States and will then be subject to, among others, the federal anti-kickback law and similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare product or services. These laws could constrain our leasing, marketing and other promotional activities by limiting the kinds of financial arrangements, including leasing programs, we may have with hospitals, physicians or other potential renters of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our product, and because we cannot be certain that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws may apply to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our product. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and/or be costly to respond to, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, healthcare laws and regulations may change significantly in the future. We try to monitor these developments through our distributors, who are contractually obligated to inform us of all relevant developments. Any new healthcare laws or regulations could restrict our operations or otherwise harm our business, financial condition and results of operations.

Risks Related to Our Industry

Our industry is subject to changes in preferred methods of treatment due to a variety of factors, which may decrease or alter the demand for various applications of our product unexpectedly.

The field of neurological and psychopathological disorders has evolved and is subject to further unexpected change that we may be unable to anticipate.  Developments such as results of current and future research and clinical studies by our competitors or us, changes in frequency of different neurological and psychopathological disorders within the general population, and the impact of different methods of treatment on the threat that such disorders pose to patients and on such patients’ quality of life will all impact (either by increasing or decreasing) the market for various treatments, thereby affecting the demand for our Deep TMS treatment relative to competing treatments.  We cannot predict the overall result of the confluence of such factors upon the degree of preference for treatment with our Deep TMS system as opposed to competing treatments for various applications.  If changes in our industry reduce the favorability of, or demand for, treatment with our Deep TMS system, our future revenues, financial condition and results of operations will be adversely affected.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

Under new legislation adopted recently by the U.S. Congress regarding health insurance, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage, which in turn are likely to change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices.  Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed treatments with medical devices, such as the therapeutic applications of our Deep TMS system.  If reimbursement for our approved applications, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business, financial condition and results of operations could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant changes to the healthcare system in the United States.  Much of the funding for expanded healthcare coverage may be sought through cost savings.  Much of the cost savings may come from reducing the cost of care, including by decreasing the level of reimbursement for treatment with medical products (including the Deep TMS system currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products.  In either case, a reduction in the utilization of, or reimbursement for, our Deep TMS system for therapeutic applications (assuming receipt of marketing approval therefor) in the future could have a materially adverse effect on our business, financial condition and results of operations.

If third-party payors do not adequately reimburse customers for treatment with our Deep TMS system following approval for marketing (in countries, such as the United States, with private healthcare systems), or if our product is not included in the approved basket of government-sponsored health benefits (in countries, such as Canada, with public healthcare systems), it might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for treatment of applications of our approved Deep TMS system from third-party payors in countries in which private healthcare is prevalent, and upon the inclusion of such treatment in the approved basket of government-sponsored healthcare benefits in countries with public healthcare systems.  Reimbursement by a third-party payor and/or inclusion in a government-sponsored basket may depend upon a number of factors, including the third-party payor’s or government’s determination that the use of an approved product is:

•           a covered benefit under its health plan or basket;
•           safe, effective and medically necessary;
•           appropriate for the specific patient;
•           cost-effective; and
•           neither experimental nor investigational.

Obtaining approval for covered benefits or reimbursement for a therapeutic application of our product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our product for such application to each payor.  It is a process that is subject to the following risks:

•	the imposition of coverage limitations that preclude payment for certain applications, even if approved by the FDA or comparable foreign regulatory authorities;
•	a change in the coverage or reimbursement rate according to the use of the product and the clinical setting in which it is used;
•	a limitation on the reimbursement rate due to the inclusion of a lower-cost product that is already reimbursed (such as our competitor’s surface TMS product); and
•
a limitation on reimbursement rates reflecting budgetary constraints and/or imperfections in Medicare, Medicaid, other governmental or private health coverage programs, or other data used to calculate these rates.

In the United States, there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for our product in the United States.  We believe that legislation that reduces reimbursement for our Deep TMS system could adversely impact how much or under what circumstances healthcare providers will prescribe or administer such products, if approved.  This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our product, if approved.

Further, the Centers for Medicare and Medicaid Services, or CMS, frequently change product descriptors, coverage policies, product and service codes, payment methodologies, and reimbursement values.  Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payors may have sufficient market power to demand significant price reductions.  Any such price reductions could materially and adversely impact our business, financial condition and results of operations by reducing our ability to generate revenue.

Consolidation in the healthcare industry could materially adversely affect our future revenues and operating income.

The medical device industry has experienced a significant amount of consolidation resulting in increased competition and pricing pressures.  Additionally, group purchasing organizations and similar networks have concentrated purchasing decisions for customers, which has placed additional pricing pressures on medical device manufacturers and suppliers.  Further consolidation in the industry would exert more pressure on the price of treatment with our product and could have a materially adverse effect on our business, financial condition and results of operations.

Adverse changes in general economic conditions in all major markets could harm us.

We are subject to the risks arising from adverse changes in general economic conditions.  The world economy remains sluggish as it seeks to recover from the recession and related economic downturn in recent years.  The economic downturn and related uncertainty about future economic conditions could materially adversely affect our current and prospective customers, the financial ability of health insurers to pay claims and our ability to finance our operations.  It could also cause delays with manufacturers of key components of our Deep TMS system.  We cannot predict the strength or duration of the current economic environment or any future recovery.

Healthcare spending in the United States and elsewhere has been, and is expected to continue to be, negatively affected by these recessionary trends. Since the usage of our product is generally dependent on the availability of third-party reimbursement and may require a patient to make a significant co-payment, the impact of the recession on our potential customers may reduce the desirability of our product.

In addition, the severe recession has impacted the financial stability of many private health insurers globally.  As a result, some insurers are scrutinizing claims more rigorously and delaying or denying reimbursement for treatments with new products. Since we hope to obtain third-party reimbursement for treatment with our product, we may be harmed by these changes.

Risks Related to Intellectual Property

Our right to the essential intellectual property upon which our Deep TMS technology is based results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing our Deep TMS system.

There is no assurance that the in-licenses or related rights on which we base our technology will not be terminated or expire due to a material breach of the underlying agreements, such as a failure on our part to make certain progress milestone payments set forth in the terms of the in-licenses, the failure on our part to obtain applicable approvals from governmental authorities for our activities, or due to the loss of the rights to the underlying intellectual property by any such licensors.  There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when such agreement terminates.  We cannot guarantee that any in-license is enforceable or will not be terminated in the future.  The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize our therapeutic Deep TMS system.  For a description of our key in-licensing agreements, please see “Business— Product Research and Development Approach— In-Licensing Agreements— In-Licensing Agreements for Core Deep TMS Technology Intellectual Property Rights.”

Our exclusive, in-license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements that may adversely affect our ability to successfully execute our business plan.

We depend upon an in-licensing agreement with the U.S. Public Health Service, or PHS, which refers collectively to the National Institutes of Health, or NIH, the Centers for Disease Control and Prevention, and the FDA, as agencies of the PHS  within the United States Department of Health and Human Services, or the DHHS, for our intellectual property rights to our Deep TMS technology, which was developed by our founders, among others, prior to our founding over the course of their work for the NIH.  The key family of patents and patent applications upon which the unique coil of our Deep TMS technology is based is owned by the DHHS (based on an assignment of the related rights from the PHS) and is exclusively licensed to us under this in-licensing agreement.  In addition, a second family of patent applications covering additional functions of our Deep TMS system (including the advanced stimulator that we are developing for use in a more advanced version of our system), which is jointly owned by the NIH, Yeda Research and Development Company Ltd., or Yeda, the technology transfer arm of the Weizmann Institute of Science, or the Weizmann Institute, and Brainsway, Inc., is also licensed to us under this in-licensing agreement and the research and licensing agreement with Yeda described below.

We have also entered into a research and licensing agreement with Yeda, pursuant to which we have in-licensed rights to both the second family of patent applications and a third family of patent applications that covers additional characteristics of our Deep TMS system (including several Deep TMS coils and stimulators and methods of use), and have commissioned research at the Weizmann Institute related to our Deep TMS system under this agreement.

These agreements provide us an exclusive (subject to certain standard exceptions and such as described below), worldwide license, with a right to sublicense, subject to the approval of PHS and Yeda, respectively, for the life of the relevant patents (in the case of Yeda, on a per country basis or, until the 15-year anniversary of the first commercial sale (per country) of a product developed on the basis of the agreement, if later) for the development, creation, use, import, offer and sale of any product or treatment that relates to Deep TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda) such research.  These agreements require us, as a condition to the maintenance of our license and other rights, to make milestone and royalty payments and satisfy certain performance obligations.  They also impose on us certain milestones and milestone payments, which, in the case of the milestones themselves, which have been achieved by us, have been acknowledged by the licensors, expressly or by implication, as having been met by us due to our receipt of the EC Certificate of Conformity enabling us to affix a CE mark in Europe and our commencement of commercial distribution of our system in Italy.  Furthermore, our agreement with the PHS requires us to manufacture primarily in the United States those products that we use or market in the United States and embody products and/or processes which are on the basis of the license, which, in turn, will require us to either (i): obtain a written waiver from the PHS regarding this requirement; or (ii) meet certain conditions under Israeli law, obtain the approval of Israel’s Office of the Chief Scientist, or the OCS, for the transfer of our manufacturing activities to the US, and increase our royalty payments to the OCS (see “Government Regulation and Funding—Israeli Government Programs—Israel Office of the Chief Scientist”).

All of the above-described obligations impose significant financial and logistical burdens upon our ability to carry out our business plan.  Furthermore, if we do not meet such obligations in a timely manner, and, in the case of milestone payment requirements, if we are unable to obtain an extension of the deadlines for meeting such payment requirements, we could lose the rights to our proprietary technology, which would have a material adverse effect on our business, financial condition and results of operations.

The key patents that underlie our Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences upon the market for our product.

Under our key in-licensing agreement with the PHS, the U.S. government possesses a non-cancellable, non-assignable, non-exclusive, royalty-free license for the practice of inventions based on the inventions upon which our Deep TMS technology is based, for the benefit of the U.S. government, foreign governments, or international organizations under any existing or future treaty or agreement to which the United States government is then party or subject.  Furthermore, the PHS may grant, or may cause us to grant, nonexclusive research licenses, for the purpose of encouraging basic research at academic or corporate facilities (but, in the case of any license to a commercial entity, subject to our right to object if we believe that such license would adversely impact the exclusivity of our rights under the agreement).  The PHS may also require us to grant sublicenses to responsible applicants if the public health and safety so require, subject to our right to demonstrate that any such sublicense will not materially increase the availability to the public of our licensed rights or that such public health and safety requirements may be otherwise met without any such sublicense.

No material limits have been placed on the license held by the U.S. government for its own (or for its treaty partners’ or agreement counter-parties’) benefit, and it is possible that the U.S. government, a foreign government or an international organization could even commercialize a product on the basis of this license and the related technology. We cannot assure that these rights will not be exploited in a manner that infringes upon our exclusive license to the NIH-owned patents, that does not develop or advance products that compete with our own, or that does not otherwise adversely impact our business.  Because our rights with respect to the NIH-owned patents are critical to our Deep TMS-based technologies and system, any unexpected consequences from the U.S. government’s or other third party’s exploitation of such rights could have an adverse impact on the market for our product and, hence, on our business, financial condition and results of operations.

Patent protection for our product is important and uncertain.

Our success depends, in part, on our ability, and the ability of our licensors to obtain patent protection for the technology that underlies our Deep TMS system, maintain the confidentiality of our trade secrets and know-how, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European Union, or EU, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our Deep TMS system.  Currently, our portfolio of owned and licensed patents consists of one family of four issued patents and four patent applications, and two additional families of patent applications consisting of seven and two patent applications, respectively.

Because the patent position of biomedical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty.  Our issued patents and the issued patents of our licensors may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties.  Thus, any patents that we own or license from others may not provide any protection against competitors.  Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued.  If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.  The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Competitors may successfully challenge our patents or the patents of our licensors, produce similar devices that do not infringe our patent or the patents of our licensors, or produce devices in countries where we or our licensors have not applied for patent protection or that do not respect our patents, respectively.  Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Our technology may infringe the rights of third parties.  The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty or other mechanisms.  Any infringement by us of the proprietary rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.  In addition, current and former employees of our company may be entitled to be paid royalties with respect to the commercialization of our products.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position.  We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to our trade secrets, know-how and technology, such as our employees, contractors and consultants (and any future licensees).  We also enter into agreements that purport to require the disclosure and assignment to us (or, in a rare instant, the assignment to our research collaborator and the exclusive license to us) of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them.  However, these agreements can be difficult and costly to enforce or may not provide adequate remedies.  Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way.  The disclosure to, or independent development by, a competitor of any trade secrets, know-how or other technologies not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information.  If a dispute arises with respect to any proprietary right, the enforcement by us of rights may be costly and unpredictable and a court may determine that the right belongs to a third party.  Furthermore, under a recent decision by a committee empowered with determining royalties and other payments under Israel’s Patent Law, current or former employees of a company such as ours who are or were involved in developing technology for the company may be entitled to receive royalties from proceeds of rentals, sales, sub-licenses or other commercialization arrangements with respect to such technology, despite the assignment of their intellectual property rights in such technology to the company.  While essentially all of our employees and consultants, in their employment and consulting agreements with us, waive their right to receive royalties or any other economic benefit in respect of such intellectual property, former employees may claim that they are entitled to such royalties.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing applications of our product.

The development, manufacture, use, offer for lease, lease or importation of our Deep TMS system may infringe on the claims of third-party patents.  A party might file an infringement action against us.  The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial.  Some of our competitors may be better able to bear the costs of such litigation or proceedings because of their substantially greater financial resources.  Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.  Patent litigation and other proceedings may also absorb significant management time.  Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for lease, lease or import our therapeutic Deep TMS system in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both.  These licenses may not be available on acceptable terms, or at all.  Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage.  Ultimately, we could be prevented from commercializing the therapeutic system or be forced to cease some aspect of our business operations (e.g., a certain application of our Deep TMS system) if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.  This inability to enter into licenses could harm our business, financial condition and results of operations significantly.

Our in-license agreements with the PHS and Yeda contain provisions that obligate us to indemnify the licensors (and in the case of Yeda, also the Weizmann Institute and any employee, director or officer of both entities) against liabilities arising from (i) the use of the licensed patents or the manufacture, design or distribution of any products, processes or materials in connection with or arising out of the licensed patents, by us, sublicensees, directors, employees or third parties, under the PHS agreement, and (ii) such in-license agreement or the exercise of the licenses by us, our sublicensees, or anyone acting on behalf thereof or any purchaser of the products based upon the licensed patents, under the Yeda agreement.  In addition, any out-licensing contract that we may enter into with sub-licensees in the future will likely contain indemnity provisions that obligate us to indemnify the licensees against any losses that arise from third-party claims that are brought alleging that our Deep TMS system infringes third-party intellectual property rights.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our product and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.  Post-issuance oppositions are not uncommon and we, our licensee or our licensor will be required to defend these opposition procedures as a matter of course.  Opposition procedures may be costly, and there is no assurance that we will prevail.  Additionally, we may be subject to monetary claims made by our current or former employees or contractors pursuant to the Israeli Patent Law – 1967 to obtain compensation for their contribution to inventions owned by us, which such employees or contractors invented during and as a result of their employment with or engagement by our company.

We may be subject to claims that we or our former or current employees or contractors have wrongfully used or disclosed alleged trade secrets of their former or current third party employers and/or that such third party employers have a proprietary interest in our intellectual property.

Some of our key employees and contractors were previously engaged (as employees, consultants, students or otherwise), or continue to be engaged by third parties, including publicly owned entities such as universities and hospitals, or private sector biotechnology or pharmaceutical companies.  Although no claims against us are currently pending, we may be subject to claims by such third parties with respect to proprietary rights in our intellectual property resulting from the involvement of our employees or contractors who are, or were in the past, also engaged by such third parties. We may also be subject to claims that we or any such employee or contractor has inadvertently or otherwise used or disclosed trade secrets or other proprietary information or intellectual property of his or her other employers or such other third parties.  Litigation may be necessary to defend against these claims.  If we fail in defending such claims, in addition to being subject to monetary remedies, we may lose valuable intellectual property rights and/or personnel.  A loss of key research personnel or their work product could hamper or prevent our ability to commercialize applications of our Deep TMS system, which could severely harm our business, financial condition and results of operations.  Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management.

Risks Related to an Investment in our Ordinary Shares

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately   % of our outstanding ordinary shares, and if the underwriters’ option to purchase additional shares is exercised in full, such persons and their affiliates will beneficially own, in the aggregate, approximately   % of our outstanding ordinary shares.  In particular, Dr. Yiftach Roth, our R&D Manager and a director, Dr. David Zacut, our Chairman of the Board, Avner Hagai, a director, and Uzi Sofer, our Chief Executive Officer and director, will beneficially own approximately   %    %,    % and    % of our outstanding ordinary shares, respectively, upon completion of this offering, and if the underwriters’ option to purchase additional ordinary shares is exercised in full, they will beneficially own approximately   %,    %,    % and    % of our outstanding ordinary shares, respectively.  Because of the quorum provision that requires only one-third of the voting rights in our company to be present at our shareholders meetings, and the simple majority vote of shares present in person or by proxy that is sufficient for the approval of most actions at any such meeting, in each case as prescribed by our articles of association (and, with respect to the approval of transactions, also as prescribed by Israeli law), our executive officers, directors and their affiliates will be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors (other than external directors), amendment of our articles of association and approval of significant corporate transactions (other than (i) certain related party transactions with our controlling shareholders that require the approval of a special majority among non-interested shareholders, (ii) mergers involving our company, with respect to which the approval of a majority among all shareholders other than the aforementioned shareholders may be required and (iii) the voluntary winding up of, or other reorganization involving, our company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of at least 75% of the votes represented at a meeting of our shareholders).  This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses by our shareholders.

Securities prices in general, and the market price of our ordinary shares on the TASE (and, prospectively, on the NASDAQ Capital Market as well, following this offering) in particular, are subject to fluctuation, especially given our status as a clinical stage technology and medical device company, and changes in our share price may be unrelated to our operating performance.  The market price of our ordinary shares on the TASE has fluctuated in the past, and we expect it will continue to do so (and on the NASDAQ Capital Market as well, following this offering), as a result of a number of factors, including:

•	results of our clinical trials;

•	announcements of technological innovations or new products or applications of products by us or others;
•	public concern as to the safety of devices or drugs that we or others develop;
•	general market conditions;
•	the general volatility of market prices for shares of biotechnology companies;
•	success of research and development projects;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;
•	changes in government regulations or patent decisions;
•	developments by our future licensees (if any); and
•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses for our investors.

Additionally, market prices for securities of clinical stage technology and medical device companies historically have been very volatile.  The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation.  If we are involved in securities litigation, it could have a substantial cost and divert the resources and attention of our management from our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on the NASDAQ Capital Market, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline.  We and the beneficial owners of 53.10% of our outstanding ordinary shares (such shares representing holdings immediately prior to the consummation of this offering) have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered through this prospectus, for a period of at least 180 days following the date of this prospectus.  The ordinary shares we are offering for sale in this offering will be freely tradable immediately following this offering.  In addition, all of our outstanding ordinary shares are registered and available for sale on the TASE.  Except for the holders of 53.10% of our outstanding ordinary shares that are the subject of lock-up agreements entered into by the holders thereof in connection with this offering, all of our outstanding shares are available for sale on the TASE without restriction.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may need to raise in the future substantial capital to continue to complete clinical development and commercialization of the applications of our Deep TMS system and to conduct the research and development and clinical and regulatory activities necessary to bring our product to market for such applications.  Our future capital requirements will depend on many factors, including:

•	our ability (or failure) to obtain regulatory approval for, or achieve commercial success with, various therapeutic applications of our Deep TMS system;
•	our success in distributing our system;
•	the results of our preclinical studies and clinical trials for earlier stage applications of our system, and any decisions to initiate clinical trials if supported by the preclinical results;
•	the costs, timing and outcome of regulatory review of therapeutic applications of our system that progress to clinical trials;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and
•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders.  See also “—Future sales of our ordinary shares could reduce the market price of our ordinary shares.”  If we raise capital through debt financing, we could become subject to restrictions and covenants that may hamper our ability to operate our business as we deem most favorable and could furthermore cause financial difficulties related to the repayment of such debt.

Investors in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares in this offering is considerably greater than the pro forma net tangible book value per share of our outstanding ordinary shares.  Accordingly, investors purchasing ordinary shares in this offering will incur immediate dilution of $     per share, based on an assumed initial public offering price of $     per share, the mid-point of the range shown on the cover of this prospectus.  See “Dilution.” In addition, as of April 6, 2011, there were outstanding and exercisable options to purchase 3,049,550 of our ordinary shares, at a weighted average exercise price equal to NIS 1.914 (or approximately $0.54 based on the exchange rate reported by the Bank of Israel for December 31, 2010) per share, and an additional 1,000,000 ordinary shares issuable upon exercise of outstanding Series 4 Warrants at an exercise price of NIS 20.00, or $5.63.  Assuming that the over-allotment option of the underwriters is not exercised in this offering, such options and warrants, if exercised, would cause the issuance of additional ordinary shares constituting    % of our outstanding share capital immediately following this offering, thereby causing additional dilution (due to the lower average exercise price at which the underlying ordinary shares would be issued relative to the mid-point of the range shown on the cover of this prospectus).  Moreover, we expect, in the future, to issue additional options to purchase our ordinary shares to compensate employees, consultants and directors and may issue additional shares to raise capital, to pay for services, or for other corporate purposes.  To the extent these outstanding options are exercised at a price below net tangible book value per share, there will be additional dilution to our then-shareholders.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering.  Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described under “Use of Proceeds.”   Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds from this offering.  The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation.  Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

An active, liquid and orderly trading market for our ordinary shares may not develop, the price of our ordinary shares may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market in the United States for our ordinary shares.  The initial public offering price of our ordinary shares in this offering will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our ordinary shares following this offering.  Although we have applied to have our ordinary shares listed on the NASDAQ Capital Market, an active trading market for our ordinary shares may never develop or may not be sustained following this offering.  If an active market for our ordinary shares does not develop, it may be difficult to sell your ordinary shares.  The initial public offering price in the United States will be determined through our negotiations with the underwriters and may be higher than the market price of our ordinary shares after the closing of this offering, which price is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.  Consequently, you may not be able to sell our ordinary shares that you purchase in this offering at prices equal to or greater than the initial public offering price.

In addition, the stock market in general and the market for early stage companies, and the market for companies such as ours in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause our share price and/or trading volume to decline.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our ordinary shares in the foreseeable future. Consequently, investors may need to rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our ordinary shares. See “Dividend Policy.”

Risks Associated with the Dual Listing of our Ordinary Shares

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since January 2007 and we have applied to have our ordinary shares listed on the NASDAQ Capital Market.  Trading in our ordinary shares on these markets will take place in different currencies (dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  The trading prices of our ordinary shares on these two markets may differ due to these and other factors.  Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We will incur significant additional increased costs as a result of registering our ordinary shares with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, upon consummation of this offering, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before this offering.  We also anticipate that we will incur costs associated with the corporate governance requirements of the SEC and the Listing Rules of the NASDAQ Stock Market applicable to us after the consummation of this offering, as well as the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs, such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly.  The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs.  Although we will likely be exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act due to our status as a non-accelerated filer under the SEC rules, we will still be subject to the annual requirements related to management’s assessment of internal control over financial reporting, which are costly.  Changes in the laws and regulations affecting public companies, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Listing Rules of the NASDAQ Stock Market, will result in increased costs to us as we respond to such requirements.  These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic issuers.  For instance, we may follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings.  For example, under Israeli law, there is no requirement for a majority of our directors to be independent.  In addition, we may follow our home country law, instead of the Listing Rules of the NASDAQ Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  We will evaluate the extent to which we will avail ourselves of the exemptions available to foreign private issuers in connection with the actual listing of our ordinary shares for trading on the NASDAQ Capital Market.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection than is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic issuers.

As a foreign private issuer, we will be exempt from those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act applicable to a foreign private issuer that is listed on a U.S. national securities exchange for the first time, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

After the completion of this offering, we will become subject to the requirements of the Sarbanes-Oxley Act.  Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to comprehensively evaluate its and its subsidiaries’ internal controls over financial reporting.  To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting.  Due to recent legislation passed in the U.S. Congress, we do, however, expect to be exempt from the requirement that our independent registered public accounting firm issue an opinion on management’s assessment of those matters, given our likely status as a non-accelerated filer under the SEC rules.

We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management’s report.  However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming.  Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act.  If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our management or independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and therefore our business, financial condition and results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarters, all of our operations and many of our research and clinical trial collaborative partners are located in central Israel, and our key employees, officers and most of our directors are residents of Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital.  During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party.  These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel.  Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations.  For example, any major escalation in hostilities in the region could result in a portion of our employees, including executive officers, directors, and key personnel and consultants, being called up to perform military duty for an extended period of time or otherwise disrupt our normal operations. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.  Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees.  Such disruption could materially adversely affect our business, financial condition and results of operations.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary.  In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.  Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.  Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our business, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott.  Several countries still restrict business with the State of Israel and with Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases.  These restrictive laws and policies may have an adverse impact on our business and financial condition.

Because we incur a substantial portion of our expenses in currencies other than the U.S. dollar, our financial condition and results of operations may be harmed by currency fluctuations and inflation.

While our reporting currency is the U.S. dollar, our functional currency is the NIS, and we pay a meaningful portion of our expenses in NIS and other foreign currencies.  All of the salaries of our employees, and our general and administrative expenses (including rent for our real property facility in Jerusalem, Israel), and the fees that we pay to certain of our clinical trial partners, are denominated in NIS.  As a result, we are exposed to the currency fluctuation risks relating to the denomination of our future revenues in U.S. dollars.  More specifically, if the U.S. dollar devaluates against the NIS, as it did in 2008, 2009 and 2010 (by 1.1%, 0.7% and 6.0%, respectively) our NIS denominated expenses will be greater than anticipated when reported in U.S. dollars.  Inflation in Israel compounds the adverse impact of such devaluation by further increasing the amount of our Israeli expenses.  Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation.  To date, we have not engaged in formal hedging transactions, although the manner in which we invest our cash reserves is designed to mitigate against currency fluctuation exposure.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk”.  The Israeli rate of inflation (3.8%, 3.9% and 2.7% in 2008, 2009 and 2010, respectively) has not had a material adverse effect on our financial condition during 2008, 2009 or 2010.  Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements.

We have received Israeli government grants for certain of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts have been financed, in large part, through grants that we have received from the OCS.  We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law.  As of March 31, 2011, we have received $3.4 million (approximately NIS 12.1 million, based on the dollar-NIS exchange rate on December 31, 2010) on which interest of approximately $0.35 million has accrued.  In December 2010, we furthermore received approval from the OCS for the grant of an additional 60% of our NIS 7.1 million ($2.0 million) budget for our Deep TMS development project related to depression for the period of July 1, 2010 through June 30, 2011— i.e., approximately NIS 4.26 million ($1.2 million)— subject to our submission of supporting documentation that evidences our related expenditures, of which we have received an advance payment of NIS 1.48 million (approximately $417,000, based on the dollar-NIS exchange rate on December 31, 2010) in January 2011, but the remainder of which we have not yet received. When we develop know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of know-how if such know-how is related to products, know-how and/or technologies which were developed using the OCS grants, and the transfer of manufacturing or manufacturing rights of such products, technologies and/or know-how outside of Israel without the prior approval, pursuant to the Research Law, of the appropriate authority of the OCS.  Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties outside of Israel of rights related to our Deep TMS technology, which has been developed with OCS funding, including through exclusive out-licensing arrangements pursuant to which we may commercialize our Deep TMS system.  We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. Because we have undertaken in our exclusive in-licensing agreement with the PHS (with respect to certain of the patents underlying our Deep TMS technology) to manufacture substantially in the United States products which embody those PHS-license based products and/or processes that will be used or sold in the United States, we will likely need to seek such approvals from the OCS for such manufacture outside of Israel.  If the OCS does not provide such approval, we could be in material breach of our agreement with the PHS, which could cause us to lose our exclusive license under our in-licensing agreement with the PHS, which would have a material adverse effect on our business, financial condition and results of operations.  Furthermore, the OCS may impose certain conditions on any arrangement under which we transfer technology or development out of Israel.  Overseas transfers of technology, manufacturing and/or development from OCS funded programs, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, as described in greater detail under “Government Regulation and Funding—Israeli Government Programs—Office of the Chief Scientist.”

The transfer outside of Israel of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product, know-how or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel.  In the case of our company, we could be required to repay up to $10.2 million (constituting 300% of the amount of grants that we have received to date from the OCS).  Payment of the increased royalties would constitute the total repayment amount required with respect to the OCS grants received for the development of the products, know-how or technology for which the manufacturing is performed outside of Israel.  In addition, any decrease in the percentage of manufacturing performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology (i.e., up to $10.2 million, in the case of our company), plus interest, depending on the portion of total manufacturing that is performed outside of Israel.  These restrictions may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.  These restrictions continue to apply even after we have repaid any grants, in whole or in part.

We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.  Furthermore, if we undertake a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS plus additional amounts depending on the amount of the proceeds.  If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties, and may be subject to criminal penalties.  As of December 31, 2010, we recorded in our financial statements a liability of approximately $2.1 million (NIS 7.5 million) in respect of our obligations to the OCS. See “Government Regulation and Funding—Israeli Government Programs.”

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires that acquisitions of shares above specified thresholds be conducted through special tender offers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date that the shareholders of both merging companies approved the merger.  In addition, a majority of each class of securities of the target company must approve a merger.  If a merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same audit committee, board of directors’ and special shareholder majority approvals that govern all extraordinary transactions with controlling shareholders (as described below under “Management— Approval of Related Party Transactions Under Israeli Law”).  Moreover, a tender offer that results in the acquirer holding 90% or more of a public company’s shares, class of shares or voting rights, may only be completed if (a) holders of less than 5% of the issued share capital of the company (or of the applicable class) do not accept the offer and a majority (in number) of the offerees that do not have a personal interest in the tender offer accept it, or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class).  Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition, unless the offeror stipulated in the tender offer documents that a shareholder that accepts the offer may not seek such appraisal rights.

Israeli tax considerations may also make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax or who are not exempt under the provisions of the Israeli Income Tax Ordinance from Israeli capital gains tax on the sale of the Company’s shares.  For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of various conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

Furthermore, under the Research Law, to which we are subject due to our receipt of OCS grants (as described above in this prospectus), a recipient of OCS grants such as us must report to the applicable authority of the OCS any change in the holding of the means of control of our company which transforms any non-Israeli citizen or resident into a direct interested party in our company. The OCS Guidelines interpretation issued by the OCS provides that prior OCS approval is required for such change in the holding of the means of control.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders, and it may therefore limit the price that investors may be willing to pay in the future for our ordinary shares.  See “Description of Share Capital— Acquisitions Under Israeli Law.”

It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this prospectus in Israel or the United States, or to serve process on our officers and directors.

We are incorporated under Israeli law.  All of our executive officers and all of our directors listed in this prospectus reside outside of the United States, and substantially all of our assets are located outside of the United States.  Therefore, a judgment obtained against us or, in all likelihood, most of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court.  It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.  See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law.  The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations toward the company and other shareholders, as well as a duty not to discriminate against other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company or has another power with respect to the company, has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  Because Israeli corporate law underwent extensive revisions approximately ten years ago (in addition to subsequent revisions), the parameters and implications of the provisions that govern shareholder conduct have not been clearly determined and there is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions.  These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with all of our employees.  These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors.  Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.  If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to Taxation

The tax benefits that are available to our subsidiary Brain Research Services require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of the facilities of our indirect subsidiary, Brain Research Services, have commenced a “Benefited Enterprise” program, which makes us eligible for certain tax benefits for a certain period under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law.  To remain eligible for these tax benefits, we must continue to meet various conditions stipulated in the Investment Law and its regulations, as amended, which may include, among other things, making specified investments in fixed assets and equipment, meeting certain export requirements and complying with Israeli intellectual property laws.  Please see the discussion below in this prospectus under the heading “Taxation and Government Programs— Israeli Tax Considerations— Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959— Tax Benefits Subsequent to the April 2005 Amendment” for a complete description of the conditions that we must meet in order to maintain the subject tax benefits.  If we do not meet these requirements, the tax benefits would be canceled, and we could be required to refund any tax benefits that are received for the years in which these requirements are not fulfilled, plus interest and penalties thereon. Further, in the future these tax benefits may be reduced or discontinued.  If these tax benefits are cancelled, our Israeli taxable income will be subject to regular Israeli corporate tax rates.  The standard corporate tax rate for Israeli companies in 2011 is 24% (in 2010, it was 25%) and is scheduled to be reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Because these tax benefits are dependent on future profits and because Brain Research Services does not have taxable income yet, we cannot estimate the amount of these tax benefits for which we may qualify, or for which we may subsequently lose qualification, as of the current time.

There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are characterized as a passive foreign investment company for U.S. federal income tax purposes in 2011 or in any subsequent year.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2010, we cannot assure you that we will not become a PFIC in 2011 or in any subsequent year or that the U.S. Internal Revenue Service, or the IRS, will agree with our position concerning our PFIC status in any such year.  We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.  Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering.  In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

In 2009 and prior years, we may have been a PFIC due to a small amount of passive income earned from investment of free cash.  In 2010, as a result of an increase in our non-passive income, especially in the last quarter of the fiscal year, we believe that less than 75% of our gross income was passive income and that we were therefore not a PFIC.  Whether we are treated as a PFIC in 2011 or in any subsequent year will largely depend on the ratios of our passive/non-passive assets and income.  If we were to be considered a PFIC in 2011 or in any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares will be subject to special rules.  Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.  In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election.

U.S. shareholders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.  A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.  Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

FORWARD-LOOKING STATEMENTS; CAUTIONARY INFORMATION

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “Risk Factors”.  In addition, the sections of this prospectus entitled “Summary” and “Business” contain information obtained from independent industry sources that we have not independently verified.  You should not put undue reliance on any forward-looking statements.  Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other product development efforts with respect to our Deep TMS system;

•	our ability to advance our Deep TMS system into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our Deep TMS system, and the timing of regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our Deep TMS system;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the results obtained with our Deep TMS system in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and Deep TMS system;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our proprietary Deep TMS technology and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and needs for additional financing;

•	competition that we face from other companies and technologies within our industry;

•	the impact of the political and security situation in Israel on our business; and

•	our use of the net proceeds from this offering.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf.  We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or any such free writing prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the underwriters are not, offering to sell or solicit any security other than the ordinary shares offered by this prospectus.  In addition, we are not offering, and the underwriters are not offering, to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.  The information contained in this prospectus is accurate as of the date on the front of this prospectus.  In order to assure that such information remains accurate throughout the current offering, we will update the prospectus via the filing of prospectus supplements and, if necessary, will request the suspension of the effectiveness of the registration statement of which this prospectus is a part in order to update the information contained therein via the filing of a post-effective amendment, in each case, to the extent required under the rules and regulations of the Securities and Exchange Commission.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

REVERSE STOCK SPLIT

We have obtained our shareholders’ approval for a one-for-      reverse stock split to be effective immediately prior to the date of this prospectus, conditioned upon the effectiveness of the registration statement of which this prospectus is a part.  Fractional ordinary shares may be issued in connection with the reverse stock split, as we will not round up or down to the nearest whole number of ordinary shares (but only whole shares will be issued in this offering).  We have also received our shareholders’ approval (also subject to the closing of this offering) for our transitioning to reporting standards under U.S. securities laws in connection with our anticipated listing on the NASDAQ Capital Market, in accordance with an exemption under Israeli law.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “BRIN” since January 2007.  No trading market currently exists for our ordinary shares in the United States.  We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “BRIN”.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars, without giving effect to a one-for-       reverse stock split of our ordinary shares that we expect to effect immediately prior to the date of this prospectus.  U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange of US$1 = NIS 3.55 on December 31, 2010, as reported by the Bank of Israel.

	NIS		US$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2011 (through April 6, 2011)	9.48	7.30	2.67	2.06
2010	13.34	6.90	3.76	1.94
2009	13.67	4.80	3.85	1.35
2008	7.64	2.16	2.15	0.61
2007 (from March 28, 2007)	5.48	2.65	1.54	0.75
Quarterly:
Second Quarter 2011 (through April 6, 2011)	9.09	8.98	2.56	2.53
First Quarter 2011	9.48	7.30	2.67	2.06
Fourth Quarter 2010	8.97	6.90	2.53	1.94
Third Quarter 2010	8.94	7.13	2.52	2.01
Second Quarter 2010	12.44	7.88	3.50	2.22
First Quarter 2010	13.34	10.71	3.76	3.02
Fourth Quarter 2009	12.32	8.97	3.47	2.53
Third Quarter 2009	13.15	10.19	3.70	2.87
Second Quarter 2009	13.67	6.14	3.85	1.73
First Quarter 2009	6.80	4.80	1.92	1.35
Most Recent Six Months:
April 2011 (through April 6, 2011)	9.09	8.98	2.56	2.53
March 2011	8.88	8.00	2.50	2.25
February 2011	9.48	7.85	2.67	2.21
January 2011	8.12	7.30	2.29	2.06
December 2010	7.70	6.90	2.17	1.94
November 2010	8.97	7.12	2.53	2.01
October 2010	8.65	7.15	2.44	2.01

On April 6, 2011, the last reported sales price of our ordinary shares on the TASE was NIS 8.98 per share, or $2.60 per share (based on the exchange rate of US$1.00 = NIS 3.46 reported by the Bank of Israel as of such date).  As of April 6, 2011, there was one shareholder of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders who hold shares on the TASE are recorded in the name of our Israeli share registrar, Bank Leumi Le’Israel Registration Company Ltd.  There were no record holders of our ordinary shares in the United States as of April 6, 2011.

Our Series 4 Warrants are also traded on the TASE.  As of April 6, 2011, 1,000,000 Series 4 Warrants are outstanding, all of which are exercisable for one ordinary share at a per share exercise price of NIS 20.00, or $5.63 (based on the exchange rate of US$1.00 = NIS 3.55 on December 31, 2010).  The Series 4 Warrants expire on December 31, 2011.  As of April 6, 2011, there was one holder of record of our Series 4 Warrants.  The number of record holders of our Series 4 Warrants is not representative of the number of beneficial holders of such Warrants, as all Series 4 Warrants held on the TASE are recorded in the name of our Israeli share registrar, Bank Leumi Le’Israel Registration Company Ltd.  On April 6, 2011, the last reported sales price of our Series 4 Warrants on the TASE was NIS 0.95 per underlying ordinary share (or $0.27 per underlying ordinary share (based on the exchange rate of US$1.00 = NIS 3.46 on such date)).

EXCHANGE RATE INFORMATION

The following table shows: (1) for each of the years indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and calculated based on the average of the representative rate of exchange reported by the Bank of Israel during the relevant period; and (2) for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar based on the daily representative rate of exchange reported by the Bank of Israel:

Year	Average
NIS
2006	4.4565
2007	4.1081
2008	3.5878
2009	3.9326
2010	3.7330

Month	High	Low
	NIS	NIS
January 2010	3.765	3.667
February 2010	3.752	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730
June 2010	3.888	3.814
July 2010	3.894	3.779
August 2010	3.829	3.753
September 2010	3.798	3.665
October 2010	3.645	3.569
November 2010	3.684	3.580
December 2010	3.665	3.549
January 2011	3.710	3.528
February 2011	3.713	3.602
March 2011	3.635	3.481
April 2011 (through April 6, 2011)	3.473	3.460

As of April 6, 2011, the daily representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel was NIS 3.460 to US$1.00. We make no representation that any NIS or U.S. dollar amount could have been, or could be, converted into U.S. dollars or NIS, as the case may be, at any particular rate, the rates stated above, or at all.

The effect of the exchange rate fluctuations on our business and operations is discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $          , based on an assumed initial public offering price per ordinary share of $          , the midpoint of the estimated initial public offering price range, after deducting the underwriting discounts and the estimated offering expenses payable by us.  If the underwriters exercise their over-allotment option in full, we will receive additional proceeds of $           million, after deducting underwriting discounts and commissions and the estimated expenses payable by us.

We expect to use the net proceeds of this offering as follows:

•
approximately 70-75% of the net proceeds in the aggregate will be applied towards market penetration, including marketing research, promotional activities, use of consultants and, as necessary, lending our Deep TMS device to KOLs in various countries for clinical trials and manufacturing for commercial distribution;

•
approximately 15% of the net proceeds will be used to fund our ongoing and future clinical trials for all applications of our Deep TMS system, including multi-center clinical trials with respect to the clinical depression application of our Deep TMS system, which will be needed to obtain the approval of the FDA and other countries’ regulatory bodies for such treatment application, as well as clinical trials addressing additional neurological and psychopathological disorders that are required for obtaining the required Notified Body EC Certifications in the EEA and potential approval from other countries’ regulatory bodies for such additional applications.  Due to multiple variables, such as the degree of success of our clinical trials (if at all), possible required repetition of various trials, unanticipated regulatory requests for additional trials, and the degree of funding for particular trials by third party collaborative partners, the relative percentages of funds and amounts required for completion of clinical trials for specific applications cannot be predicted precisely; and

•	approximately 10-15% of the net proceeds will be applied towards the funding of our operations and for general corporate purposes.

We may also use a portion of the net proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our preclinical and clinical trials, our ability to enter into additional strategic collaborations and our operating costs and expenditures.  We may find it necessary or advisable to use the net proceeds for other purposes.  Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.  Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.  We intend to reinvest any earnings in developing and expanding our business.  Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable law and other factors that our board of directors may deem relevant.

Under the Israeli Companies Law, dividends must be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, because we have applied for certain benefits under the Israeli law relating to Approved Enterprises (as described below under “Taxation— Israeli Tax Considerations— Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959”), if we qualify and receive such benefits, our payment of dividends (derived from tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject.

CAPITALIZATION

The following table sets forth our consolidated capitalization as determined in accordance with IFRS as of December 31, 2010:

•	on an actual basis;

•
as adjusted to reflect the sale of       ordinary shares at an assumed initial public offering price of $     , the midpoint of the estimated initial public offering price range, and the receipt by us of net proceeds equal to $      million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	As adjusted
	(unaudited) (US$ in thousands)

Warrants	$1,032

Equity (deficiency):
Share capital	109
Warrants	217
Additional paid-in capital and other capital reserves	22,951
Foreign currency translation adjustments	(2)
Accumulated deficits	(15,354)

Total equity	7,921
Total capitalization	$8,953

DILUTION

Our net tangible book value on December 31, 2010 was approximately $7,883,000, equivalent to $0.18 per ordinary share.  We have calculated our net tangible book value per share by:

•	subtracting our liabilities from our total tangible assets; and

•	dividing the difference by the number of ordinary shares outstanding.

After giving effect to adjustments relating to this offering, our pro forma net tangible book value on December 31, 2010 would have been approximately $      million, equivalent to $     per ordinary share.  The adjustments made to determine our pro forma net tangible book value are as follows:

•	an increase in total tangible assets to reflect the net proceeds of this offering received by us as described under “Use of Proceeds;” and

•	the addition of the ordinary shares offered in this prospectus to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in our pro forma net tangible book value of $      per ordinary share and the immediate pro forma dilution to new investors:

Assumed public offering price per ordinary share	$
Net tangible book value per share as of December 31, 2010		$0.18
Increase in net tangible book value per share attributable to the offering
Pro forma net tangible book value per share as of December 31, 2010 after giving effect to the offering
Dilution per ordinary share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the range on the cover of this prospectus) would increase (decrease) the net tangible book value by $    , the net tangible book value per ordinary share after this offering by $     per ordinary share and the dilution in net tangible book value per ordinary share to investors in this offering by $     per ordinary share, assuming that the number of ordinary shares offered by us remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The table below summarizes, as of December 31, 2010, the differences for our existing shareholders and new shareholders in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid and the average per ordinary share price paid before deducting fees and offering expenses.

	Shares Issued Number %	Total Consideration Amount %			Average Price per Share
	(in thousands US$, except per share data)
Our existing shareholders	47,315,865%		$119,709,138	* %	$2.53	*
New shareholders in this offering
Total	%	$		%

*The total consideration amount and average price per share for our existing shareholders are based upon and reflect, respectively, a price paid per share equal to $2.53, the closing sales price of our ordinary shares on the TASE on April 6, 2011 (as converted from NIS based on the exchange rate of US$1.00 = NIS 3.55, as reported by the Bank of Israel on December 31, 2010).

The discussion and table above assume no exercise of the underwriters’ over-allotment option.  If the underwriters exercise their over-allotment option, the pro forma number of our ordinary shares held by new shareholders will increase to              , or approximately     %, of the total pro forma number of our ordinary shares outstanding after this offering.

The discussion and table above also do not include (i) an aggregate of 3,049,550 ordinary shares we have reserved for issuance upon the exercise of outstanding options as of April 6, 2011, and (ii) an aggregate of 1,000,000 ordinary shares issuable upon exercise of our outstanding Series 4 Warrants (as of April 6, 2011).  If all of such outstanding options and warrants were exercised, pro forma net tangible book value per ordinary share would be $    , dilution per ordinary share to new investors would be $    , the number of shares held by our existing shareholders would increase to     , constituting    % of our total issued shares (while new shareholders in this offering would only hold    % of our issued shares), the total consideration amount paid by existing shareholders would increase to $     , or    % of total consideration received by us for our shares (while the percentage of consideration paid by new shareholders in this offering would drop to   %) and the average price per share paid by our existing shareholders would instead be $        .

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS.  The selected consolidated financial statement data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, were derived from our audited consolidated financial statements included elsewhere in this prospectus.  The selected consolidated financial statement data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from audited consolidated financial statements not included in this prospectus.  Because our company, Brainsway Ltd., was only incorporated in November 2006, the selected consolidated financial statement data presented for the first ten months of the year ended December 31, 2006 actually represent the financial position and the results of operations of our wholly-owned subsidiaries, Brainsway, Inc. and Brain Research Services, which were each incorporated in 2003 and are considered our predecessor entities under the SEC’s rules.

You should read this selected financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including, “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.  The historical results set forth below are not necessarily indicative of the results to be expected in future periods.  The number of shares and per share data appearing in the table below do not reflect the one-for-           reverse stock split that we expect to effect immediately prior to the date of this prospectus.

	Year Ended December 31,
Consolidated Statements Of Loss Data:	2006(1)	2007	2008	2009	2010
	(in thousands US$, except share and per share data)
Revenues	-	-	-	3	86
Cost of revenues	-	-	-	*	10
Gross profit	-	-	-	3	76
Operating expenses:
Research and development expenses, net	1,390	926	929	1,929	4,264
Selling and marketing expenses	-	-	-	-	95
General and administrative expenses	505	300	631	795	1,015
Total operating expenses	1,895	1,226	1,560	2,724	5,374
Operating loss	1,895	1,226	1,560	2,721	5,298
Financial expenses (income) from changes in fair value of warrants	-	1,258	647	5,226	(4,836)
Other financial expenses	37	6	545	208	693
Other financial income	-	(99)	(502)	(203)	(19)
Financial expenses (income), net	37	1,165	690	5,231	(4,162)
Loss before taxes on income	1,932	2,391	2,250	7,952	1,136
Tax	-	-	-	-	-
Loss	1,932	2,391	2,250	7,952	1,136
Loss per share:**
Basic	-	(0.07)	(0.06)	(0.21)	(0.03)
Diluted	-	(0.07)	(0.06)	(0.21)	(0.14)
Weighted average number of shares:**
Basic	-	34,979,895	35,670,233	38,442,016	39,654,144
Diluted	-	34,979,895	35,670,233	38,442,016	42,580,013

* Represents an amount less than $1.
** Does not reflect the one-for-         reverse stock split we intend to effect immediately prior to the date of this prospectus.
(1)  The consolidated statements of loss data for the first ten months of 2006 represent financial data for Brainsway Ltd.’s predecessors.

	As of December 31,
Consolidated Balance Sheets Data:	2006	2007	2008	2009	2010
	(in thousands US$)
Cash and cash equivalents	-	655	3,635	2,868	10,176
Property, and equipment, net	22	80	78	118	393
Total assets	123	6,662	7,653	6,754	12,252
Total liabilities	1,478	4,549	4,722	10,081	4,331
Share capital	*	84	89	93	109
Total equity (deficiency)	(1,392)	2,113	2,881	(3,327)	7,921

* Represents an amount less than $1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly those in the “Risk Factors.”

Overview

We are a medical device company dedicated to the development and commercialization of our Deep TMS system.  Our proprietary Deep TMS system is a versatile, noninvasive medical device that is designed to assist in the treatment of various brain-related medical disorders, including major or clinical depression, schizophrenia, bi-polar disorder (manic depression) and Alzheimer’s disease.  Because our Deep TMS system constitutes a new approach to treatment that has not yet been adopted by healthcare professionals, we have performed and continue to perform clinical trials to demonstrate the safety and efficacy of our technology and its ability to stimulate or inhibit deep brain regions at a number of hospitals and medical centers, including Hadassah Medical Center, Shalvata Mental Health Center, Tel Aviv Sourasky Medical Center and the Weizmann Institute of Science in Israel, Johns Hopkins and Columbia University in the United States, University of Bonn and Ludwig-Maximilians University in Germany and the Alfred Psychiatry Research Center in Australia.  In addition, we are working with third party researchers and clinical institutions such as VA Pittsburgh Healthcare System (representing the U.S. Department of Veteran Affairs), Charité - Universitätsmedizin Berlin and the Medical Neurology Branch of the (U.S.) National Institute of Neurological Disorders and Stroke to conduct preclinical and clinical trials for additional CNS indications, primarily at their expense.  We have received the required EC Certificate of Conformity enabling us to affix the CE mark and market and sell our Deep TMS system in EEA member countries for treatment of patients suffering from clinical depression, schizophrenia (negative symptoms) and bi-polar disorder.  We have also submitted applications for regulatory approvals in Israel and other countries, but have not yet obtained these regulatory approvals.  We currently intend to submit an application for pre-market approval, or PMA, to the FDA for regulatory approval of our Deep TMS system for the treatment of clinical depression in the United States in early 2012, and the process for receipt of final FDA regulatory approval generally takes one to three years after such submission.

We have only recently initiated revenue-generating commercial distribution of our Deep TMS system, and we anticipate increasing our distribution activities in the near future.  We intend to market and distribute the device in countries in which we receive requisite regulatory approvals.  Our currently planned distribution model involves the lease by us or by third parties, on our behalf, of our Deep TMS system to healthcare or psychiatric/ psychological care providers from whom monthly rental fees will be collected at first and, after an initial period for each system, fees will be collected on a per-usage basis, with such third-party distributors committing to certain minimum levels of installed devices and treatments.  In the future, we may decide to alter such model to provide for a large, up-front rental fee in lieu of smaller monthly rental fees, in addition to the pay-per-use fees to date depending upon particular circumstances or market conditions.  We do not, however, plan to sell our Deep TMS system outright at all under our current distribution model.

Our only definitive agreements to date with respect to the commercialization of our Deep TMS system are 10-year, exclusive marketing and distribution agreements that we have entered into with Italian and Brazilian distributors-Advanced Technologies Innovation Distribution SRL, or ATID, and Meizler Biopharma S.A., or Meizler, respectively.  We will receive monthly rental and pay-per-use fees under these agreements.  ATID’s and Meizler’s exclusive distributor status in Italy and Brazil, respectively, is subject to their commitment to achieve certain minimum levels of orders for, and usage of, the device throughout most of the terms of the agreements.  ATID and Meizler have undertaken to perform all administrative work related to regulatory approvals in Italy (which have been obtained with respect to treatment of clinical depression, schizophrenia (negative symptoms) and bi-polar disorder) and Brazil (which have not yet been obtained), respectively, as well as to ensure that treatments with our device will be recognized by private health insurance companies and public health services in Italy and Brazil, respectively.  We received the first order under the Italian agreement in October 2009 and have received subsequent orders throughout 2010.  Regulatory approvals have not yet been obtained in Brazil (although we expect them to be received within the next several months), and we have not yet received any orders under the Brazilian agreement.

Since inception, we have generated significant losses in connection with our operations (primarily research and development activities, and to a lesser extent, general and administrative expenses), focusing primarily upon the clinical development of our Deep TMS system.  As of December 31, 2010, we had an accumulated deficit of $15.4 million, $2.3 million of which reflects financing expenses resulting from changes in the fair market value of our TASE-traded Series 1 Warrants and Series 2 Warrants, the exercise prices of which had been indexed to the Israeli consumer price index, or CPI (the exercise periods for such series of warrants expired on December 31, 2008 and January 2, 2011, respectively).  See “—Financial Expense and Income.”  Our research and development activities are expected to expand over time, especially as we proceed with multi-center trials in the United States, Europe and Israel for the treatment of clinical depression with our Deep TMS system.  The trials serve as a prerequisite for FDA and other regulatory approvals for commercialization of our device for that treatment application.  Furthermore, as we proceed towards commercialization in Europe and elsewhere, the cost of the production of our Deep TMS system for commercial distribution in requisite quantities under our distribution agreements will also require a significant investment of capital.  Accordingly, we will require further resources in order to expand our operations and generate substantial revenues.  As a result, we may continue to incur operating losses, which may be substantial over the next couple of years, and we will need to obtain additional funds to support our increased manufacturing activities and further develop our research and development program.

We have funded our operations primarily through sales of equity securities, both in private placements and in public offerings on the TASE, and research and development grants received from the OCS, which have amounted to $3.4 million to date.  We expect to continue to fund our operations over the next several years through our existing cash resources; the net proceeds of this offering; future cash flows from operations; continued funding from the OCS (including approximately NIS 4.26 million ($1.20 million) of funding, constituting 60% of our NIS 7.1 million ($2.0 million) budget for our Deep TMS development project related to depression for the period of July 1, 2010 through June 30, 2011, which was approved by the OCS in December 2010 and of which NIS 1.48 million (approximately $417,000) has been received thus far); interest earned on our investments; proceeds from exercise of employee stock options and outstanding warrants; and additional capital to be raised through public or private equity offerings or debt financings.  As of December 31, 2010, we had approximately $10.2 million of cash and cash equivalents, and short-term investments.

Revenues

We expect to derive our revenues for the next several years primarily from payments under our current agreements with ATID and Meizler, as well as under additional marketing and distribution agreements that we may enter into for other countries or regions in the future, especially with respect to the depression, schizophrenia (negative symptoms) and bi-polar disorder (manic depression) applications of our Deep TMS system.  Dependent upon the success of our multi-center trials for treatment of clinical depression, and subsequent discussions with U.S. and other regulatory authorities, we may achieve final regulatory approvals that are required in order to proceed towards commercialization for clinical depression in those countries as well, which will increase our revenue generation.  We currently anticipate submission of a PMA to the FDA for regulatory approval with respect to clinical depression in the United States in early 2012, and the process for final regulatory approval generally takes one to three years thereafter.

The remaining applications of our Deep TMS technology (beyond clinical depression, schizophrenia (negative symptoms) and bi-polar disorder (manic depression)) are currently in the clinical stage of development and have not yet received any final regulatory approvals for commercialization.  We do, however, anticipate receiving the required approvals from the EEA Notified Body with respect to certain of these additional applications, including Post-Traumatic Stress Disorder, or PTSD, and, potentially, Parkinson’s disease, within the next 12 months, thereby enabling the potential generation of revenues from commercialization thereafter.

The anticipated timing for receipt of both FDA approval for clinical depression and the EEA Notified Body approvals with respect to additional applications of our Deep TMS technology is highly uncertain and subject to a number of factors, several of which are beyond our control.  Therefore, we may not receive FDA or EEA Notified Body approval within our timetables or at all.

Cost of Revenues

Our cost of revenues, reflecting primarily depreciation, have generally been minimal to date, due to the fact that we maintain ownership of our system under our revenue-generating distribution model, in which we rent out the system for use by end-customers, rather than sell it outright.  The costs of producing the device are not expensed immediately, but are rather depreciated over the course of its useful life.  We expect to continue with our ownership of our system under our distribution model for the foreseeable future, which will maintain our relatively low cost of revenues, although upon our achievement of a more significant number of systems being distributed, post-commercialization, our depreciation expense reflected in cost of revenues will rise.  In addition, cost of revenues includes royalties that are owed as a percentage of revenues that we generate.

Operating Expenses

Our current operating expenses consist of three components— research and development expenses, selling and marketing expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses; fees paid to external partners with whom we collaborate on clinical trials; fees paid to other external service providers; costs of preclinical studies and clinical trials; laboratory supplies and costs for facilities and equipment; and share-based compensation expenses to research and development employees.  We charge all research and development expenses to operations as they are incurred.

The grants that we receive from the OCS are presented in our financial statements as a deduction from research and development expenses as long as there is reasonable assurance that there will be no future benefits associated with the related research and development activities.  When this assessment changes such that it is no longer reasonably assured that there will be no future benefits associated with our research activities, then we will recognize a liability for our obligations to the OCS.  Please see Note 2(k) to our consolidated financial statements appearing elsewhere in this prospectus.

We expect that our research and development expenses will remain significant in the near future and that a large percentage of such expenses will be incurred in support of our current and future preclinical and clinical trials and related activities for applications of our Deep TMS technology, including our multi-center trials currently being conducted with respect to clinical depression in the United States, Europe and Israel.  Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of those applications that are at a preclinical stage, we are currently unable to estimate with any certainty the costs that we will incur in the continued development of these applications for potential commercialization.  Beyond clinical depression, schizophrenia (negative symptoms) and bi-polar disorder, for which we have received EEA regulatory approval and commenced commercial distribution in Italy (and for which we are also attempting to obtain regulatory approval and commence distribution in Brazil within the next several months), we cannot forecast with any degree of certainty which (if any) additional therapeutic application of our Deep TMS system may be subject to future commercial distribution, when such distribution will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.  Clinical development timelines, the probability of success and development costs can differ materially from expectations.  We expect to continue to test these applications in preclinical studies for safety and efficacy, and to conduct, together with our collaborative partners (usually, medical centers) initial or additional (as appropriate) clinical trials for each specific application.   See “Risk Factors—If we or our licensees are unable to obtain U.S. and/or additional foreign regulatory approvals for the applications of our Deep TMS system, we will be unable to commercialize our product for those applications in those jurisdictions.”

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic applications of our product in order to focus our resources on more promising therapeutic applications.  Completion of clinical trials by us (and/or our collaborative partners) may take several years, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic application.  The cost of clinical trials may vary significantly over the course of development of a therapeutic application as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that participate in the clinical trials;
•	the duration of patient follow-up;
•	the development stage of the therapeutic application;
•	the efficacy and safety profile of the application; and
•	any uncertainty in interpreting any results obtained.

Selling and Marketing Expenses

Our selling and marketing expenses consist of amounts paid to the distributors of our Deep TMS system— currently, ATID and, we expect in the near future, Meizler as well— in respect of market penetration activities that they conduct on our behalf, including advertising and promotional activities.  We have recently commenced commercialization of our Deep TMS system and do not maintain an internal sales and marketing team.  Nevertheless, we effectively outsource such activities to the distributors of our device pursuant to our distribution agreements with them, and have begun (in the year ended December 31, 2010) to recognize selling and marketing expenses for payments made to them.  We expect that with the expansion of the scope and volume of market penetration activities related to our Deep TMS system in the near future, we (and the distributors of our Deep TMS system) will engage in further activities that will lead to the recording of further selling and marketing expenses related to such activities.  In particular, we intend to utilize a significant portion of the net proceeds from this offering towards marketing activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and compensation costs for our executives and administrative personnel, including finance, legal, bookkeeping, business development, investor relations, information technology and human resources.  Other significant general and administrative costs include facilities costs (including rent expense for our facility in Jerusalem, Israel), professional service fees for accounting and legal services, travel costs, insurance premiums, and depreciation.

We expect our general and administrative expenses to increase as a result of our becoming a U.S. public company, such as accounting and legal fees, and expected increases in the number of our executive, accounting and administrative personnel due to the expected growth of our company.

Financial Expense and Income

Financial expense and income consist of: (i) expense or income incurred due to changes in fair market value of our TASE-traded, outstanding Series 1 Warrants and Series 2 Warrants, the exercise prices of which were indexed to the Israeli CPI, which are presented as liabilities in our consolidated financial statements (as the market price of these warrants increased or decreased, we recorded financial expense and financial income, respectively, accordingly) (these series of warrants are no longer outstanding, as they expired on December 31, 2008 and January 2, 2011, respectively); (ii) bank fees and other transactional costs; (iii) expense or income resulting from fluctuations of the U.S. dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency); and (iv) interest earned on our cash, cash equivalents and short-term investments.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2010.  We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we prepare in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods.  On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We generate revenues from monthly rental fees for our Deep TMS system devices.  We usually rent our Deep TMS system devices to our customers subject to the following terms: (i) we do not transfer our device to a customer at the end of the lease term; (ii) the customer does not have the option to purchase our device; (iii) the lease term is often relatively short, which is sufficiently shorter than the economic life of our device; and (iv) at the inception of the rental, the present value of the minimum rental fees is substantially less than the fair value of the rented device.  Therefore, in accordance with the accounting treatment set forth in IAS 17, we have determined that we do not transfer substantially all of the risks and benefits of ownership of our devices to our customers and, accordingly, the rental is classified as an operating lease.

We recognize revenues in accordance with IAS 17. Under IAS 17, rental fees from the operating leases for our Deep TMS system devices are recognized on a monthly basis over the rental period commencing on the date on which we complete the installation of our device at a distributor’s end user’s site.  Pay-per-use fees in excess of minimum rental fees, if any, will be recognized for the period earned, based on periodical reports received from the distributors prior to issuance of financial statements. In the future, we will implement procedures to trace the number of uses of the devices such as pre-payment for fixed number of uses. Up until now, only monthly minimum rental fees have been recognized, as our rented devices are still within their initial, “acquaintance familiarization periods.”  Subsequent to these periods, the amount of revenues that we will recognize may vary from period to period due to the variability in the number of procedures that will be performed with the devices.

Research and Development

Expenditures relating to research activities, undertaken with the goal of gaining new scientific or technical knowledge and understanding, are recognized in our consolidated statements of loss as incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all of the following exist:

•	the development costs can be reliably measured;

•	the product or process is technically and commercially feasible;

•	future economic benefits from the product are probable; and

•	we intend to, and have sufficient resources to, complete the development and to use or sell the asset.

As of December 31, 2010, we believe that the above-described criteria were not met and, therefore, all development expenditures were recognized in our consolidated statements of loss as incurred.

Royalty Bearing Government Grants

Royalty bearing government grants are recognized in accordance with IAS 20.8, when there is reasonable assurance that (a) we have complied with the conditions attached to the grant, and (b) the grant will be received.  The grant is recognized at the same time that we recognize the related research and development costs for which the grant is received, based on the participation rate approved by the OCS.  Government grants from the OCS in Israel for supporting research and development activities qualify as forgivable loans in accordance with International Accounting Standard No. 20, or IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since the grants are repayable only if we generate revenues related to the supported project.

When there is reasonable assurance that a grant will not be paid back, the grant is offset against research and development expenses. In such an event, the royalty commitment is accounted for as a contingent liability pursuant to International Accounting Standard No. 37, or IAS 37 “Provisions, contingent liabilities and contingent assets” until the date on which the liability is recognized.

When there is no reasonable assurance that a grant will not be paid back, a liability is recognized.  The liability to pay royalties is measured at fair value discounted at the market rate of interest existent when the grant was received.  The difference between the amount of the grant and the fair value of the liability is recognized as a reduction from research and development expenses. Amounts paid as royalties are recognized as settlement of liability.

In the event that grants were recorded to profit and loss and in subsequent periods the probability for the success of the project and for the payment of royalties to the OCS becomes probable, then a liability is recorded. The liability is measured based on our best estimation of the amount required to settle our obligation at the end of each reporting period.

Therefore, we are required to evaluate whether there is reasonable assurance that a grant received will be repaid. The net present value of the liability recognized in respect of government grants is dependent upon our estimation and assumptions as to future revenues and interest rates.

Deferred Taxes

Deferred tax assets are recognized for carryforward tax losses and temporary differences to the extent that future utilization of the related tax benefit is probable. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Our operating losses are significant, thus it is not probable that taxable profits will be generated in the very near future. Accordingly, we believe that currently it is not probable that loss carryforwards will be utilized in the foreseeable future.

Recent Accounting Pronouncements

Initial Application of New Accounting Standard:

IAS 1 - Presentation

Commencing January 1, 2009, we applied International Accounting Standard 1, “Presentation of Financial Statements”, as amended, or IAS 1.  IAS 1 permits presentation of the total income in one statement (a combined statement of income (loss) and other comprehensive income (loss)), or in two separate statements— a statement of income (loss) and a statement of other comprehensive income (loss). We chose to present items of income and expense and items of other comprehensive income in two statements— a statement of loss and thereafter a statement of comprehensive loss.

IAS 7 - Statements of Cash Flows

The amendment to International Accounting Standard 7, “Statement of Cash Flows” requires that only expenditures that result in a recognized asset in the consolidated balance sheets can be classified as investing activities.  The amendment is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted.  We implemented the amendment as of January 1, 2010.  The implementation of the amendment did not have an effect on our consolidated statements of cash flow.

IFRS 7 - Financial Instruments: Disclosures

The amendment to IFRS 7, “Financial Instruments: Disclosures,” or IFRS 7, requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used in making the measurements, using a three level fair value hierarchy for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy. The amendment was prospectively adopted starting from the financial statements for periods beginning on January 1, 2009.

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

International Financial Reporting Interpretations Committee 19, “Extinguishing Financial Liabilities with Equity Instruments”, published in November 2009, addresses the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments.  According to IFRIC 19, which we refer to as the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued unless the fair value cannot be reliably measured. If the fair value of the equity instruments issued cannot be reliably measured, then the equity instruments are measured to reflect the fair value of the financial liability extinguished when extinguished.  The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in the consolidated statements of loss.

The Interpretation was adopted on January 1, 2010. The Interpretation had no effect on our financial statements.

New Accounting Standards and Interpretations Issued But Not Yet Effective

IFRS 9 - Financial Instruments

In November 2009, the IASB issued IFRS 9, “Financial Instruments”, which represents the first phase of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement,” or IAS 39.  IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, “Financial Instruments”, upon initial recognition, all of the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other loss, in accordance with the election of the accounting policy, on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

This accounting standard will be effective starting January 1, 2013. Earlier application is permitted.  Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the standard. We are evaluating the possible effect of the adoption of this new standard on our consolidated financial statements but are presently unable to assess such effect, if any. We believe that the effect of the standard on our consolidated financial statements will not be material

IAS 24 - Related Party Disclosure

The amendment to International Accounting Standard 24, “Related Party Disclosures” requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with International Accounting Standard 27, “Consolidated and Separate Financial Statements”. This standard also applies to individual financial statements. This amendment is effective for accounting periods beginning on or after January 1, 2011.

IFRS 7 - Financial Instruments: Disclosure

The amendment to IFRS 7 clarifies the disclosure requirements prescribed by this accounting standard. The standard highlights the connection between the quantitative and qualitative disclosures and the nature and scope of the risks arising from financial instruments. The disclosure requirements regarding securities held by us have been minimized and the disclosure requirements regarding credit risk have been revised. The amendment will be adopted retrospectively in our consolidated financial statements for periods starting from January 1, 2011. Early adoption is possible.

We estimate that the amendment will not have a material effect on the financial instruments presented in our consolidated financial statements.

IAS 34 - Interim Financial Reporting

Pursuant to the amendment to International Accounting Standard 34, “Interim Financial Reporting”, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels, changes in the classification of financial assets and changes in contingent liabilities and contingent assets.  The amendment will be adopted retrospectively in our consolidated financial statements for periods starting from January 1, 2011.  Early adoption is possible.

IAS 1 - Presentation of Financial Statements

According to the amendment to International Accounting Standard 1, “Presentation of Financial Statements”, the changes between the opening and the closing balances of each other comprehensive income component may be presented in the statement of changes in equity or in the notes accompanying the annual financial statements. The amendment will be adopted retrospectively in our consolidated financial statements for periods starting from January 1, 2011.  Early adoption is possible.  The amendment is not expected to have a material effect on our consolidated financial statements.

Results of Operations

	Year Ended December 31,
Consolidated Statements Of Loss Data:	2006(1)	2007	2008	2009	2010
	(in thousands US$, except share and per share data)
Revenues	-	-	-	3	86
Cost of revenues	-	-	-	*	10
Gross profit	-	-	-	3	76
Operating expenses:
Research and development expenses, net	1,390	926	929	1,929	4,264
Selling and marketing expenses	-	-	-	-	95
General and administrative expenses	505	300	631	795	1,015
Total operating expenses	1,895	1,226	1,560	2,724	5,374
Operating loss	1,895	1,226	1,560	2,721	5,298
Financial expenses (income) from changes in fair value of warrants	-	1,258	647	5,226	(4,836)
Other financial expenses	37	6	545	208	693
Other financial income	-	(99)	(502)	(203)	(19)
Financial expenses (income), net	37	1,165	690	5,231	(4,162)
Loss before taxes on income	1,932	2,391	2,250	7,952	1,136
Tax	-	-	-	-	-
Loss	1,932	2,391	2,250	7,952	1,136
Loss per share:**
Basic	-	(0.07)	(0.06)	(0.21)	(0.03)
Diluted	-	(0.07)	(0.06)	(0.21)	(0.14)
Weighted average number of shares:**
Basic	-	34,979,895	35,670,233	38,442,016	39,654,144
Diluted	-	34,979,895	35,670,233	38,442,016	42,580,013

* Represents an amount less than $1.
** Does not reflect the one-for-          reverse stock split we intend to effect immediately prior to the date of this prospectus.
(1) The consolidated statements of loss data for the first ten months of 2006 represent financial data for Brainsway Ltd.’s predecessors.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Revenues

Revenues for the year ended December 31, 2010 were $86,000, an increase of $83,000, or 2,767%, compared to revenues of $3,000 for the year ended December 31, 2009.  The increase reflected an increase in the number of Deep TMS devices that ATID rented on our behalf to end users, as these rentals only commenced in 2009 and increased in number during 2010.  In both years, these revenues consisted of minimum monthly rental fees received from ATID during the initial, 15-month “acquaintance familiarization period” for individual rented devices under our marketing and promotion agreement with it (rather than payments per use/treatment).

Cost of revenues

Cost of revenues were $10,000 for the year ended December 31, 2010, consisting primarily of depreciation costs of our Deep TMS system device rented pursuant to our marketing and promotion agreement with ATID.  Such costs were less than $1,000 during the year ended December 31, 2009, as although we commenced commercial distribution of our Deep TMS system during 2009, the related cost of revenues were minimal.

Research and development expenses, net

Research and development expenses, net, were $4.3 million for the year ended December 31, 2010, an increase of $2.4 million, or 126%, compared to $1.9 million for the year ended December 31, 2009.  The increase resulted primarily from an increase of $917,000 in our liability to the OCS, which reflects royalties that are expected to be paid in the future based on our forecasted revenues derived from our funded research and development program.  The increase was also due to an increase in the number of employees engaged in research and development related activities (i.e., all of our employees with respect to whom compensation is recorded as research and development expense rather than general and administrative expense) from 22 to 31 and an increase in our subcontractors’ costs and in our laboratory material costs.

Selling and marketing expenses

Selling and marketing expenses were $95,000 for the year ended December 31, 2010, reflecting amounts paid to ATID in respect of market penetration activities that it conducted, and related expenses that it incurred, on our behalf during that year, including advertising and promotional activities.  Although we commenced commercial distribution of our Deep TMS system during the year ended December 31, 2009, we did not yet conduct any selling and marketing activities or incur any related expenses during that year.

General and administrative expenses

General and administrative expenses were $1.0 million for the year ended December 31, 2010, an increase of $0.2 million, or 25%, compared to $0.8 million for the year ended December 31, 2009.  The increase in general and administrative expenses resulted primarily from an increase in travel expenses and office expenses, each of which was related to an expansion of our business activities during 2010 relative to 2009.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2010 was $5.3 million, an increase of $2.6 million, or 96%, compared to an operating loss of $2.7 million for the year ended December 31, 2009.

Financial expenses (income) from changes in fair value of warrants

Our financial income from a change in the fair value of our CPI-linked Series 2 Warrants was $4.8 million for the year ended December 31, 2010, a decrease in expense of $10.0 million, or 192%, compared to $5.2 million of expenses from such change in fair value during the year ended December 30, 2009.  Based on IFRS principles, our outstanding TASE-traded Series 2 Warrants were classified as a financial liability in our consolidated balance sheets and measured at fair value through profit or loss since their exercise price was linked to the changes in the Israeli CPI.  Therefore, any change in the fair value of the Series 2 Warrants caused us to recognize income and expense during these respective annual periods.

Other financial expenses

We recognized other financial expenses of $693,000 for the year ended December 31, 2010, an increase of $485,000, or 233%, compared to other financial expenses of $208,000 for the year ended December 31, 2009.  The increase in our other financial expenses resulted primarily from a decrease in the fair value of a financial asset, which was reduced to null as a result of our expectation not to utilize the standby equity distribution agreement to raise additional funding in the future.  For further information, see Note 10 to our consolidated financial statements appearing elsewhere in this prospectus.

Financial income

We recognized financial income of $19,000 for the year ended December 31, 2010, a decrease of $184,000, or 91%, compared to $203,000 for the year ended December 31, 2009.  The decrease in financial income resulted primarily from significant changes in the average exchange rate of foreign currencies in relation to the NIS during the year ended December 31, 2010 relative to the year ended December 31, 2009.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2010 was $1.1 million, as compared to $8.0 million for the year ended December 31, 2009, a decrease of approximately $6.9 million, or 86%.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Revenues

Revenues were $3,000 for the year ended December 31, 2009, consisting of monthly rental fees received from our exclusive Italian distributor, ATID.  These payments were recognized as revenue for the year ended December 31, 2009.  We did not record any revenue during the year ended December 31, 2008.

Cost of revenues

Cost of revenues were less than $1,000 for the year ended December 31, 2009, reflecting the depreciation expense associated with our Deep TMS system device rented pursuant to our distribution agreement with ATID.  While we commenced commercial distribution of our Deep TMS system during 2009, which resulted in some limited revenues, the related cost of revenues that was recorded was minimal.  We did not record any cost of revenues during the year ended December 31, 2008, as we had not yet initiated commercial distribution of our Deep TMS system.

Research and development expenses, net

Our research and development expenses, net were $1.9 million for the year ended December 31, 2009, an increase of $1.0 million, or 108%, compared to $0.9 million for the year ended December 31, 2008.  The increase resulted primarily from an increase in payroll related expenses of $265,000, reflecting an increase in the number of employees engaged in research and development related activities (i.e., all employees with respect to whom compensation is recorded as research and development expense rather than general and administrative expense) from 15 to 22, an increase in cost of laboratory material of $417,000 due to an increase in our clinical trials, and an increase of $363,000 due to the recognition of liability to the OCS in respect of expected revenues upon which royalties will need to be paid in the future.

Selling and marketing expenses

We did not incur any selling and marketing expenses in respect of either of the years ended December 31, 2009 or 2008.  In 2008, we had not yet commenced commercialization of our Deep TMS system so neither we nor our distribution partners conducted any selling and marketing activities, and, in 2009, although we commenced commercial distribution, we did not yet conduct any selling and marketing activities or incur any related expenses.

General and administrative expenses

Our general and administrative expenses totaled $795,000 for the year ended December 31, 2009, an increase of $164,000 or 26% compared with general and administrative expenses of $631,000 for the year ended December 31, 2008.  The increase in general and administrative expenses derived mainly from the expansion of our business activities during 2009.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2009 was $2.7 million  as compared to an operating loss of $1.6 million for the year ended December 31, 2008, an increase of $1.1 million, or 74%.

Financial expenses (income) from changes in fair value of warrants

Our financial expenses from change in the fair market value of our warrants were $5.2 million for the year ended December 31, 2009, an increase of $4.6 million, or 708%, compared to $647,000 of such category of expenses during the year ended December 31, 2008.  Based on relevant IFRS principles, a rise in the fair market value of our TASE-traded, outstanding Series 1 Warrants and Series 2 Warrants in 2008, and of our Series 2 Warrants only in 2009 (our Series 1 Warrants expired at the end of 2008), each of which are reflected on our consolidated balance sheets as short and long term liabilities, caused us to recognize these expenses.

Other financial expenses

We recognized other financial expenses of $208,000 for the year ended December 31, 2009, a decrease of $337,000, or 62%, compared to other financial expenses of $545,000 for the year ended December 31, 2008.  The decrease in other financial expenses resulted primarily from significant changes in the average exchange rate of foreign currencies in relation to the NIS during 2009 relative to 2008.

Financial income

We recognized financial income of $203,000 for the year ended December 31, 2009, a decrease of $299,000, or 60%, compared to financial income of $502,000 for the year ended December 31, 2008.  The decrease resulted primarily from a decrease in interest income on our short-term investments due to a decrease in interest rates during 2009 compared to 2008.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2009 was $8.0 million as compared to $2.3 million for the year ended December 31, 2008, an increase of $5.7 million, or 253%.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of consolidated losses for the periods indicated.  We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown.  Operating results for any quarter are not necessarily indicative of results for a full year.

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec 31
	2008				2009				2010
	(in thousands US$, except share and per share data)
Revenues	-	-	-	-	-	-	-	3	7	8	8	63
Cost of revenues	-	-	-	-	-	-	-	*	1	1	*	8
Gross profit	-	-	-	-	-	-	-	3	6	7	8	55
Research and development expenses, net	183	526	51	169	206	1,297	323	102	546	2,167	1,022	529
Selling and marketing expenses	-	-	-	-	-	-	-	-	-	-	-	95
General and administrative expenses	128	156	158	188	225	175	191	204	255	247	233	280
Operating loss	311	682	209	358	431	1,472	514	303	795	2,407	1,247	849
Financial expenses (income) from changes in fair value of warrants	2,497	3,465	1,325	(6,640)	1,327	11,144	(3,763)	(3,482)	6,101	(7,536)	(3,316)	(85)
Other financial expenses (income), net	190	188	(22)	(313)	(320)	98	171	55	154	76	507	(63)
Financial expenses (income), net	2,687	3,653	1,303	(6,952)	1,007	11,243	(3,592)	(3,427)	6,255	(7,460)	(2,809)	(148)
Loss (income)	2,997	4,335	1,512	(6,594)	1,439	12,715	(3,078)	(3,124)	7,049	(5,052)	(1,562)	(701)
Gain (loss) per share:**
Basic	(0.09)	(0.12)	(0.04)	0.19	(0.04)	(0.33)	0.08	0.08	(0.18)	0.13	0.04	(0.02)
Diluted	(0.09)	(0.12)	(0.04)	(0.001)	(0.04)	(0.33)	(0.02)	(0.01)	(0.18)	(0.06)	(0.04)	(0.02)

*   Less than $1.
** Does not reflect the one-for-          reverse stock split we intend to effect immediately prior to the date of this prospectus.

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors.  We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities and grants from the OCS.  Since inception, we have raised approximately $24 million in net proceeds from sales of our equity securities, including: $6.9 million from our initial public offering of ordinary shares and warrants on the TASE in January 2007, after deduction of offering expenses; $16.6 million from subsequent exercises of Series 1 Warrants and Series 2 Warrants issued in our initial public offering; and $0.4 million, after deduction of offering expenses, from our follow-on offering of Series 3 Warrants and Series 4 Warrants in December 2009.  We have also received an aggregate of approximately $250,000 from the proceeds of option exercises by our directors and consultants.  Since inception, the aggregate amount of grants that we have received from the OCS has been $3.2 million.  At December 31, 2010, we had approximately $10.2 million in cash and cash equivalents, bank deposits and marketable securities.

We have invested some of our available cash funds in short-term bank deposits and marketable securities.

Operating Activities

Net cash used in operating activities was $4.2 million, $2.0 million and $818,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  The $4.2 million of net cash used in operating activities during the year ended December 31, 2010, resulted primarily from an operating loss of $5.3 million during such period, partially offset by changes in operating assets and liabilities of $0.8 million.  The $2.0 million of net cash used in operating activities during the 2009 year resulted primarily from an operating loss of $2.7 million during such period, partially offset by changes in operating assets and liabilities of $612,000.  The $818,000 of net cash used in operating activities during the 2008 year resulted primarily from an operating loss of $1.5 million during such period, partially offset by changes in operating assets and liabilities of $181,000 and $503,000 of interest received.

Investing Activities

Net cash flows provided by investing activities during 2010, 2009 and 2008 were $3.1 million, $157,000 and $1.7 million, respectively, primarily reflecting net proceeds from (or investments in) short-term investments in such years.

Financing Activities

Net cash flows provided by financing activities amounted to $8.6 million for the year ended December 31, 2010, primarily reflecting proceeds from the exercise of options and warrants to purchase our ordinary shares.  Net cash flows provided by financing activities amounted to $1.0 million for the year ended December 31, 2009, of which $673,000 reflected proceeds from the exercise of options and warrants to purchase our ordinary shares, and the remaining $345,000 of which reflected proceeds from the offering of our Series 3 Warrants and Series 4 Warrants on the TASE in December 2009.  Net cash provided by financing activities for the year ended December 31, 2008 was $2.3 million, reflecting proceeds from exercise of options and warrants to purchase our ordinary shares.

Current Outlook

Developing applications for our Deep TMS technology, conducting clinical trials and commercializing our Deep TMS system for various applications is expensive, and we will need to raise substantial additional funds to achieve our strategic objectives.  We believe that our existing cash resources and the net proceeds from the current offering, together with anticipated payments by the OCS (which approved, in December 2010, subject to our submission of supporting documentation that evidences our related expenditures, the grant of 60% of our NIS 7.1 million ($2.0 million) budget for our Deep TMS development project related to depression for the period of July 1, 2010 through June 30, 2011— i.e., approximately NIS 4.26 million ($1.20 million), of which NIS 1.48 million (approximately $417,000) was already funded to us in January 2011), and under our existing marketing and promotion agreements with ATID and, eventually, Meizler, will be sufficient to fund our projected cash requirements approximately through the conclusion of 2014.  Nevertheless, we will require significant additional financing in the future to fund our operations.  We currently anticipate that, assuming consummation of the current offering, we will require approximately between $5 million to $10 million for market penetration activities and $3 million for clinical trial activities, over the course of the next 12 months.  We also anticipate requiring approximately between $3 million to $5 million for capital expenditures over such 12-month period, which consists primarily of expenditures for the manufacture of our Deep TMS system for commercial distribution (which, under our rental revenue model, are deemed capital expenditures). Additional financing for such capital requirements may not be available to us on acceptable terms, if at all.  Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
•	the scope, prioritization and number of our clinical trials and other research and development programs;
•	the amount of revenues we receive under our marketing and distribution arrangements;
•	the costs of the development and expansion of our operational infrastructure;
•	the costs and timing of obtaining regulatory approval for applications of our Deep TMS system;
•	our ability to achieve development milestones, marketing approval and other events or developments under our in-licensing agreements for the technology underlying our Deep TMS system;
•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
•	the costs of, and timing for, strengthening our manufacturing capabilities for production of sufficient clinical and commercial quantities of our Deep TMS system;
•	the costs of contracting with third parties to provide marketing and distribution services for us;
•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our Deep TMS system;
•	the magnitude of our general and administrative expenses;
•	any cost that we may incur under current and future in- and out-licensing arrangements relating to our Deep TMS system; and
•	payments that will be owed to the OCS.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from the current offering, revenues generated from our existing Italian and Brazilian marketing and distribution arrangements, grants received from the OCS, debt or equity financings, or by out-licensing applications of our Deep TMS system.  We cannot be certain that additional funding will be available to us on acceptable terms, if at all.  If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our Deep TMS technology.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands US$)
Operating leases:
Facility	51	51	-	-	-
Motor Vehicles	168	76	92	-	-
Royalty obligations under in-licensing agreements	22	2	6	4	10
Other long-term liabilities reflected on the company’s balance sheets:
Office of the Chief Scientist*	4,289	8	106	456	3,719
Total	4,530	137	204	460	3,729

* Amounts reflected in this row include additional, future interest that we expect to owe to the OCS due to its accrual prior to our expected, future payment of our obligations to the OCS.

The foregoing table does not include most milestone and royalty payments that may become due under our two in-licensing agreements for the intellectual property rights underlying our Deep TMS technology.  Under these in-licensing agreements, we are obligated to make certain milestone payments to our licensors (the PHS and Yeda) upon the achievement of agreed-upon milestones and royalty payments based upon revenues derived from commercialization and/or sub-licenses of our Deep TMS technology.  We are unable at this time to estimate the actual amount or timing of these costs that we will incur in the future under these agreements.  Under these in-licensing agreements, we will be required to pay $10,000 to the PHS and $5,000 to Yeda (or $10,000 to Yeda if a product is not protected by a DHHS patent), for each application (in the case of Yeda, once with respect to each category of licensed product) for which we receive regulatory approval of the FDA or a foreign equivalent regulatory body.  These in-licensing agreements also require payment to the licensors of minimum yearly royalty amounts, over a period stipulated in the applicable agreement, which amounts have been reflected in the foregoing table.  Each of these in-licensing agreements is terminable by us either (i) in the case of the PHS agreement, upon prior written notice of 60 days (provided that we pay any amounts owed to the PHS through the date of termination), or (ii) in the case of the Yeda agreement, due to a fundamental breach by Yeda that is not curable or is not cured, or as a result of the occurrence of certain bankruptcy events involving Yeda that are not reversed within 60 days.  We are unable at this time to estimate the actual amount or timing of the costs that we will incur in the future under these agreements.  See “—Business—Product Research and Development Approach—In-Licensing Agreements.”

Off-Balance Sheet Arrangements

Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements as defined in Item 5.E of the SEC’s Form 20-F, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Following this offering, we do not anticipate undertaking any significant long-term borrowings.  At present, our investments consist primarily of liquid deposits in bank corporations, in foreign currency linked exchange traded funds and in Israeli government bonds.  As of December 31, 2010, all of our deposits bore fixed interest rates.  Following this offering, we may also invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities.  The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss.  The variable-interest rate investments that we may hold from time to time are exposed to market risk due to fluctuation in interest rates, which affect our interest income, while our fixed interest rate investments expose us to market risk due to fluctuations in fair market value (stemming from shifts in interest rates).  We manage this exposure by performing ongoing evaluations of our investments.  Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value.  It will be our policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures may potentially give rise to market risk associated with exchange rate movements.  While our reporting currency is the U.S. dollar, our functional currency is the NIS, and we incur a meaningful portion of our expenses in NIS and other foreign currencies.  Almost all of the salaries of our employees, and our general and administrative expenses (including rent for our real property facility in Jerusalem, Israel), and the fees that we pay to some of our clinical trial partners, are denominated in NIS.  As a result, we are exposed to currency fluctuation risks relating to the reporting of our results in U.S. dollars.  However, we estimate that fluctuations in currency exchange rates have not materially affected our results of operation or financial condition for the periods under review.  Furthermore, because we invest our cash balances in foreign currency linked exchange traded funds that follow the U.S. dollar, the euro and the pound sterling rates, and because we maintain levels of investments denominated in these respective currencies based on our expected expenses in these currencies during the investment periods, and can therefore readily withdraw funds in the appropriate currency for payment of such expenses, we estimate that we have no material exposure to fluctuations in foreign currency exchange rates with respect to our investment assets.  These multi-currency forms of investments serve as informal means of hedging against the risk of foreign currency exchange fluctuations.

To date, we have not engaged in more formal hedging transactions.  In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies.  These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

BUSINESS

Overview

We are a medical device company dedicated to the development and commercialization of our Deep TMS system.  Our proprietary Deep TMS system is a versatile, noninvasive medical device that is designed to assist in the treatment of various brain-related medical disorders, including major or clinical depression, schizophrenia, bi-polar disorder (manic depression) and Alzheimer’s disease.  Because our Deep TMS system constitutes a new approach to treatment that has not yet been adopted by healthcare professionals, we have performed and continue to perform clinical trials to demonstrate the safety and efficacy of our technology and its ability to stimulate or inhibit deep brain regions at a number of leading hospitals and medical centers around the world, including, among others, Hadassah Medical Center, Shalvata Mental Health Center, Tel Aviv Sourasky Medical Center and the Weizmann Institute of Science in Israel, and Johns Hopkins and Columbia University in the United States.  We have received an EC Certificate of Conformity enabling us to affix the CE mark required for marketing and sale of our Deep TMS system in EEA member countries for treatment of patients suffering from clinical depression, schizophrenia (negative symptoms) and bi-polar disorder.  We have also submitted applications for regulatory approvals in Israel and other countries, but have not yet obtained these regulatory approvals.  In the United States, the U.S. Food and Drug Administration, or FDA, has informed us that our Deep TMS system is subject to regulation as a Class III device which would require us to submit an application for pre-market approval, or PMA, to the FDA for regulatory approval of our Deep TMS system for the treatment of clinical depression in the United States.  We intend to have additional discussions with the FDA regarding this classification of our Deep TMS system and hope to be able to utilize the FDA’s 510(k) “de novo” review process in lieu of submitting a PMA application.  The “de novo” process would permit a lower-risk classification of the Deep TMS system and generally provides a shorter time period for FDA review and final determination.  We currently intend to submit our PMA in early 2012, and the process for receipt of final FDA regulatory approval generally takes one to three years after such submission.  If the FDA permits us to instead pursue marketing clearance through the 510(k) “de novo” pathway, the process of obtaining such clearance can, in some cases, take as little as several months to a year.

Our technology allows for the treatment of conditions that are not treatable through medication or, in some cases, are only treatable through current electroconvulsive therapy, or ECT, but without the anesthesia, hospitalization, stigma and severe negative side effects that generally accompany ECT.  Our technology is based on the use of our proprietary coil, or the H-Coil, to rapidly pass a variable electrical current that creates an electromagnetic field which, according to the frequency of the electrical current, can be used to affect various areas of the deep brain by nerve excitation or inhibition.  Unlike the currently available, surface TMS device, which can only reach up to approximately 1.5 centimeters from its coil, our Deep TMS system can reach up to 5.5 centimeters from the H-coil.  We have developed several forms of the H-Coil, each with a unique configuration adjusted to affect the neuronal structures relevant to a particular disorder or illness.  Our Deep TMS therapeutic solution is supported by our exclusive, worldwide licenses for patents and pending patent applications owned by the NIH (deriving its authority from the DHHS), and the Weizmann Institute of Science in Israel, among others.

While our Deep TMS platform is potentially usable for treatment of a wide range of mental conditions, we have initially focused upon its application to clinical (major) depression, schizophrenia, bi-polar disorder (manic depression) and Alzheimer’s disease.  With this approach, we address many of the CNS disorders that present the largest potential market opportunities and each indication of which includes a significant patient population which is unresponsive to drug therapy.  With respect to each of the applications of our Deep TMS system (both those that have already undergone substantial, clinical trials and those at a more preliminary clinical stage), we aim to achieve significant response and remission in, patients without harmful or adverse side effects.  Upon commercialization, we intend to lease, rather than sell outright, our Deep TMS system and generate revenues via monthly rental fees and treatment/usage fees for the treatment of each such application, and intend to promote the adoption of our treatment methodology by healthcare professionals, many of whom are unaware of, or unfamiliar with, and have not yet adopted, such methodology.  To date, primarily on the basis of our CE approval, we have commenced commercial distribution of our Deep TMS system in Italy and anticipate commencing commercial distribution in Brazil as well in the next several months, pending receipt of final Brazilian regulatory approvals.

Existing therapeutic methodologies, including drug therapies, have certain deficiencies for sufferers of CNS disorders and are often accompanied by significant side effects, including, in the case of depression patients: irritability, sleeping disorders, sexual dysfunctions in men, digestive system disorders and headaches. The long duration of average therapies, the duration of which often ranges from several months to several years, extracts a high economic price from patients and from society at large, sometimes also causing the patient to cease therapy prior to completion of treatment, thereby causing reappearance of a given condition.  Other therapies, such as ECT, which is generally used to treat severe depression and bi-polar disorder, require hospitalization and anesthesia and expose the body to severe stress.  Deep brain stimulation, or DBS, primarily used for treatment of Parkinson’s disease, and vagus nerve stimulation, or VNS, usually used to treat epilepsy, require expensive surgical procedures.  Based upon the results of our clinical trials to date, we believe that our Deep TMS technology offers benefits that existing treatment methodologies for CNS conditions do not provide and presents an opportunity for new, versatile, non-invasive therapeutic methodologies.

Our Deep TMS Technology Platform Solution

The core technological concept upon which our solution is based is the rapid passage of a variable electrical current that creates an electromagnetic field through which it is possible to affect various areas of the deep brain by nerve excitation or inhibition, according to the frequency of operation.  Our Deep TMS system, which implements this technology, features a helmet containing our proprietary coil, or the H-Coil.  The H-Coil is designed so that the variable electrical current passes rapidly to affect the relevant region(s) of the brain.  We have developed several forms of the H-Coil, each with a configuration adjusted to affect the neuronal structures relevant to a particular disorder or illness.  Our device, which fits into the corner of a room, has an extendable arm to which the helmet containing the H-Coil is attached.  The device may be transformed for different therapeutic treatments by simply substituting the helmet containing the appropriate H-Coil.  In addition, the electrical current applied through a given device may also be adjusted depending on the particular treatment involved.

Our Deep TMS system is comprised of the following key components:

•	current power supply/source (a stimulator)

•	arm/positioning device

•	helmet, including proprietary H-Coil

•	cooling system

•	movable medical cart

Our H-Coil creates, simultaneously, numerous superimposed electric fields, the majority of which touch the cranium, thus strengthening its ability to penetrate the deep brain and increasing the effectiveness in the target area.  Unlike the existing, surface TMS device, which creates an electromagnetic field which fades drastically at a distance of approximately 1.5 centimeters, the electromagnetic field created by our device fades more slowly and gradually, and therefore has an effect at a depth of up to 5.5 centimeters from the H-coil, thereby enabling it to affect and excite or inhibit virtually the entire area of the human brain.  The H-Coil’s ability to affect a broader range does not derive from increased power of the current and/or the electromagnetic field in the H-Coil, but rather from the unique, patented design of the H-Coil itself.

Each treatment session with our Deep TMS system generally lasts for approximately 20 minutes and involves operation of our device approximately 20-60 times for periods of approximately two seconds each.  The initial, acute-phase treatment is generally administered for approximately four consecutive weeks.  The device may be operated at different frequencies based on the objective of the therapist or other professional operating the device.  While an electromagnetic field with a low frequency is utilized to suppress the activity in the area of the brain targeted by the device, by causing a deceleration of the reciprocal activity between the neurons in the brain, a field may be operated at a higher frequency in order to stimulate the neurons’ activity.

Competitive Strengths

We believe that our Deep TMS technology bears important advantages over existing or potential competing methodologies and products, including for treatment of CNS disorders drug therapy, psychotherapy or counseling, ECT (in the case of severe depression and bi-polar disorder) and current, surface TMS.  Our competitive strengths include, among others:

•      Ability to Treat Previously Unresponsive Patients.  Our Deep TMS technology device provides an alternative for patients who are resistant to drug or other therapies and have therefore been unable to obtain relief from their often-debilitating symptoms.  Only approximately one-third of depression patients meet remission requirements following the first antidepressant drug prescribed to them, while between 8% and 39% of remaining patients who do not meet remission requirements following the first intervention will remit following multiple interventions (based on a STAR*D Investigators Group trial reported upon in 2009).  In addition, approximately 75% of bi-polar disorder patients do not exhibit a durable recovery in response to drug therapy (based on a study published in the New England Journal of Medicine in 2007), while 75% of Alzheimer’s disease patients (based on a study published in the New England Journal of Medicine in 2006), along with significant portions of those suffering from other CNS disorders, are partially or wholly unresponsive to drug treatments.  Also, there is a general consensus among clinicians and researchers today that there is currently no widely accepted, effective treatment, including drug treatment, for negative symptoms of schizophrenia.  Current, surface TMS cannot assist many of these patients, due to its limitations described below.

•      Deeper Stimulation/Inhibition Capability.  While our Deep TMS technology is based on technology similar to that employed by current, surface TMS therapy, its ability to penetrate much deeper regions of the human brain opens up a broader range of treatment applications.  While the electromagnetic field created by a surface TMS device can only influence a maximum range of up to approximately 1.5 centimeters from its coil, thereby only reaching the cortex and the mental functions controlled thereby, the electromagnetic fields created by our proprietary H-Coils stimulate or inhibit neurons up to a distance of 5.5 centimeters from the coils.  We believe that this provides us with a significant advantage, as many mental diseases and disorders are caused by malfunctions in deeper regions of the brain, and therefore cannot effectively be treated by surface TMS therapy.

•      Non-Invasiveness.  Our Deep TMS treatment is applied in a non-invasive, localized manner, through the placement of a helmet on the patient’s head and the application of electromagnetic fields to the brain alone.  Our non-surgical treatment solution takes place on an out-patient basis in a clinic, medical center or doctor’s office.  During the treatment, due to the absence (or relatively low level) of discomfort (as reported in our clinical trials), a patient may engage in other, distracting activities such as reading or watching television. ECT, by contrast, requires hospitalization, full anesthesia and simultaneous use of a muscle relaxant. DBS requires the implantation of a brain pacemaker, which involves surgery, and VNS similarly involves a surgical procedure, whereby a titanium-encased generator and lithium battery are implanted in the neck.

•      Minimal Side Effects.  Our therapeutic solution has exhibited minimal or no side effects in the majority of clinical trials that we have conducted to date.  Side effects reported have included minor discomfort on the overlying skin from the stimulation of the scalp, minor pains such as headache or local discomfort, minor cognitive changes and psychiatric symptoms and, in rare cases, seizures without long term adverse effects.  By contrast, ECT, while exhibiting high effectiveness in a significant portion of depression patients (as reported in The Lancet, a leading general medical journal, in 2003), carries with it numerous severe side effects owing to its extreme, electrical interaction with the brain and the accompanying anesthesia that is required with it, including muscle aches, nausea, mood changes and headaches.  The side effects of ECT can be quite harmful to a patient, and can furthermore interfere psychologically with the success of the treatment (by creating a negative stigma that accompanies the treatment in the patient’s mind), and can even cause the patient to be unwilling to continue with the treatment.  DBS can cause personality modifications, while VNS often causes sleep disordered breathing, alteration of voice or other larynx-related conditions. Drug therapies also have a variety of side effects, including weight gain, sexual and neurologic disorders, which manifest in some patients more than others.

•      Versatility of Technology Platform.  Unlike other therapeutic methodologies, our Deep TMS system is capable of addressing multiple problems.  By pinpointing the locations within the brain that contain the relevant neurons that need to be excited or inhibited to treat a certain condition or symptom, and developing different forms of helmets containing distinct coils that can be attached to our device as appropriate to best reach and affect those neurons, our technology can address multiple symptoms or multiple conditions as part of the same treatment program.  For example, depression and Parkinson’s disease may be treated together through one treatment program with our device, thereby obviating the need for multiple medications, each of which often causes harmful side effects.

Our Strategy

We are currently focused on the development and commercialization of our Deep TMS technology with respect to clinical depression and our other leading applications.  Also, we seek to identify and begin development of other applications of our technology that bear potential for commercial success.  We assess therapeutic applications of our Deep TMS system by evaluating its efficacy, safety, patent status, market potential, and development and regulatory pathways.  Our approach to evaluating and developing therapeutic applications of our Deep TMS technology allows us to:

•           continually build our portfolio of therapeutic applications;

•           advance those therapeutic applications with the greatest potential;

•           quickly identify, and terminate the development of, unattractive therapeutic applications; and

•           avoid dependency on a small number of therapeutic applications.

By utilizing this approach, we have successfully advanced three therapeutic applications— clinical depression, schizophrenia (negative symptoms), and bi-polar disorder (manic depression)— past the milestone of final regulatory approval in the EEA, and have received the EC Certificate of Conformity enabling us to affix the CE mark that allows us to market our Deep TMS system for these applications in the EEA member countries.

Specific elements of our current strategy include the following:

•      Obtain Regulatory Approval for Clinical Depression Application.  In order to commence full-scale commercialization of our Deep TMS system, it is essential that we obtain FDA and other regulatory approvals for our leading therapeutic application - clinical depression.  We believe FDA approval will facilitate our obtaining further regulatory approvals for this application in other jurisdictions and for other applications of our technology as well.  As a prerequisite to FDA approval, we need to successfully complete, and report upon, multi-center trials that are testing the safety and efficacy of the treatment of clinical depression with our device.  We anticipate that these trials, which are being carried out by our collaborative partners at approximately 15 medical centers located in the United States, Canada, Europe and Israel, will conclude towards the end of 2011.

•      Advance Additional Therapeutic Applications Along Clinical Trial Path.  In addition to the application where we have achieved our most significant progress, we believe additional therapeutic applications present potential market opportunities for our Deep TMS system.  By simply switching the H-Coil and varying the strength and frequency of the electric current applied, our device is able to treat these additional therapeutic applications.  On the basis of our versatile technology platform, we have commenced, or entered into agreements with medical centers for, clinical trials for numerous other applications, including post-traumatic stress disorder, or PTSD, pain treatment, Parkinson’s disease, smoking addiction, autism, Multiple Sclerosis, blinking- blepharospasm, attention deficit disorder (ADD), drug addiction, Tourette syndrome and obesity.  We plan to continue with our collaborative clinical trials that have begun or that are currently planned and to assess results and proceed with applications for regulatory approval in an expedited manner, to the extent possible.  We believe that receipt of regulatory approval for our initial applications should ease the way for approval of our secondary applications.

•      Take Advantage of Collaborations with Third-Party Research Institutions to Advance Therapeutic Applications.  A key to our success will be to continue collaborating with third-party researchers and clinical institutions in conducting preclinical and clinical trials for additional CNS indications.  Often these partners approach us with new applications for our technology and are willing to bear the costs involved in conducting initial clinical trials.  As our reputation continues to grow within the scientific community, we intend to capitalize accordingly by further utilizing these relationships for entry into new treatment application markets in a cost-effective manner.

•      Leverage Support of Key Opinion Leaders to Gain Market Acceptance.  A key to our success is obtaining the support of KOLs within third-party research institutions throughout the world, as a means of facilitating the market acceptance of our Deep TMS system.  We plan to publish articles in peer-reviewed scientific journals, attend scientific gatherings worldwide, and engage in dialogue with researchers in the field concerning our Deep TMS treatment methodology as a means of soliciting clinical research collaborations and support by KOLs for such treatment methodology.

•      Utilize Leasing Distribution Model to Maximize Revenues.  By entering into leasing, rather than sales, distribution arrangements and charging monthly rental and pay-per-use fees with respect to our Deep TMS system, we can preserve for our company the upside potential accompanying the widespread acceptance, and extensive use, of our device in the therapeutic marketplace. Our Deep TMS system has been designed for such a distribution arrangement, as it contains a built-in function that enables us to monitor the number of treatments effected with it and to shut down the device’s operation remotely if a customer fails to pay or breaches its agreement with us or with our distributor.

•      Ensure Medical Insurance Coverage/Health Package Coverage for Our Device’s Therapy.  A key prerequisite to the successful market acceptance of our treatment device involves ensuring healthcare insurance coverage for treatments with such device.  The scope and level of the coverage are also key factors in our ability to penetrate the market and to expand use of our device by healthcare providers and facilities.  In countries, such as Israel, Canada and Britain, where public medicine is the dominant or exclusive form of healthcare, we intend to work with the relevant national authority or governmental office to ensure coverage of our device’s therapeutic applications. In countries where private medicine is more prevalent, such as the United States, we intend to work with private (and, following U.S. healthcare reform, possibly public as well) health insurance providers to ensure coverage of our device’s therapeutic applications.  The use of our device is not currently covered or reimbursed by any third-party payor in any jurisdiction. However, we believe that we can use the CPT I code category that has been recently approved by the American Medical Association for reimbursement by private insurance companies of TMS treatment for the reimbursement of Deep TMS treatment as well once, and if, we receive FDA approval for the commercial use of our Deep TMS device.  We believe that the clinical efficacy and economic efficiency exhibited by our device compared to alternative treatments will play a key role in enabling us to accomplish these objectives.

Clinical Trials

Clinical (Major) Depression

Trials

Our clinical trials to date with our Deep TMS technology have focused and progressed most significantly with respect to the application of such technology for the treatment of clinically, or majorly depressed patients.  We have conducted, through our collaborative research partners, several clinical trials that have demonstrated the safety and efficacy of our technology for clinical depression, both as a stand-alone therapy and as an add-on therapy, and have engaged additional, international partners for multi-center trials that are currently proceeding at 16 sites in North America, Europe and Israel that are aimed at further supporting our results.

Our initial trial, conducted at the Shalvata Mental Health Center in Hod HaSharon, Israel beginning in May 2006, included a four week-long treatment period and follow-up assessment up to three months later.  This trial focused on assessing the feasibility and safety of use of our Deep TMS system and the H-Coils included therein for the acute treatment of clinical depression.  Sixty-three clinical depression patients participated in this trial, each of whom was characterized as suffering from a major depressive episode, as measured under the Diagnostic and Statistical Manual of Mental Disorders, or DSM-IV, published by the American Psychiatric Association, and had been treated for at least five weeks with two antidepressant drugs without responding.  Pursuant to the trial, each participant was treated with our Deep TMS system (containing one of three of our different proprietary H-Coils), for a 20-minute period for five days a week for four consecutive weeks, without accompanying drug treatment.  As measured on the Hamilton Depression Rating Scale, or Hamilton scale (a widely used clinician-administered depression assessment scale), patients gradually improved over the four-week period and almost 50% of patients receiving treatment with the H1 or the H1L coils (the coils focused on the left side of the prefrontal cortex of the brain), in the aggregate, achieved remission.  One week after the trial, 47.4%, 30.0% and 60.0% of patients treated with our H1, H2 and H1L coils, respectively, demonstrated substantial responsiveness (a greater than 50% improvement on the Hamilton scale). 42.1%, 10% and 50.0% of those same patient groups, respectively, achieved remission (defined as a Hamilton scale rating of below 12).  All of these groups achieved a significant improvement compared to baseline.  As to safety, the stimulations with our Deep TMS system were well tolerated generally, with a total of 12 mild and short-lasting headaches, in the aggregate, reported by all 63 participants over the course of their 20 treatments and with only one patient having suffered a hypomanic episode (a persistent irritable mood).

A second trial, aimed at assessing the effectiveness of our Deep TMS H-Coils for long-term treatment of clinical depression, was conducted commencing in July 2008, also at the Shalvata Mental Health Center in Hod HaSharon, Israel.  In this trial, 29 clinically depressed patients (all of whom suffered from severe depression, as measured on the Hamilton scale, and who had been previously unresponsive to antidepressant drugs) were treated with an H1 coil containing Deep TMS system over the prefrontal cortex of the brain once a day (for a 20-minute period) for five days a week for an initial four-week period, followed by an eight-week maintenance period during which they received two treatments per week, and an additional, 10-week maintenance period during which they received one treatment per week.  The percentage of participants displaying substantial responsiveness to the treatments (as measured by a greater than 50% reduction of their depression rating on the Hamilton scale) was generally maintained over the period of these extended trials, with 62%, 66% and 50% of participants exhibiting such degree of responsiveness as of the end of the initial, four-week period of acute treatment, the middle, eight-week maintenance period and the ten-week, final maintenance period, respectively.  At all of these points in time, there was a significant improvement compared to baseline.  Once again, there were no substantial side effects caused, with only minor headaches having been reported by some participants during Deep TMS stimulation, but not following such treatment.

Additional sets of trials, seeking to test the efficacy of our Deep TMS system in tandem with drug treatment for clinically depressed patients who had not responded previously to drug treatment alone, were conducted at the Hadassah Medical Center in Jerusalem, Israel beginning in October 2006, and at the Beer Yaakov Mental Health Center in Beer Yaakov, Israel beginning in December 2008.  All together, 46 participating patients in the two trials completed at least 10 treatments each with an H1 coil-containing Deep TMS system over the prefrontal cortex of the brain over a four-week period. The participating patients exhibited an average of 13 point and 10 point improvements on the Hamilton scale and subjective, Beck Depression Inventory scale, or Beck scale (a self-report instrument intended to assess the existence and severity of depression symptoms), respectively, with 46% exhibiting substantial responsiveness (greater than 50% improvement on the Hamilton scale) and 28% of participants achieving full remission (defined as a as a Hamilton scale rating of below 11), which was a significant improvement compared to baseline.  The only reported side effects were minor headaches, mostly for first-time treatments with the Deep TMS system, and one short epileptic episode, likely due to utilization of a high level of antidepressant drugs together with our Deep TMS system.

We believe that the levels of responsiveness and remission rates achieved in these studies are considered very promising within our industry, as clinical trials have typically led to regulatory approvals on the basis of much lower rates.  For example, Neuronetics, Inc., which markets a currently available TMS device, received FDA approval for that device on the basis of responsiveness and remission rates of 19.4% and 9.0%, respectively, in its clinical trials published by Oreardon et al. in the Journal of Biological Psychiatry in December 2007 involving approximately 300 clinical depression patients.

As a follow up to all clinical depression trials to date, in October 2009 we commenced multi-center trials that are ongoing at a total of 16 research centers and hospitals in the United States, Canada, Europe and Israel that are all focused on the safety and efficacy of our Deep TMS system in the treatment of clinical depression patients.  These trials are governed by a protocol (based on FDA guidelines and feedback) that calls for an acute treatment period of four weeks, during which treatment is applied five times a week, followed by a maintenance period of 12 weeks, during which treatments are administered two times a week.  There are approximately 250 patients enrolled in these trials, in the aggregate, each of whom must be experiencing a major depressive episode as of the onset of the trial (as in our previous clinical depression trials described above).  The criteria for inclusion of patients in these trials also requires that the patients have been treated, without responding, with at least one antidepressant drug, or did not tolerate at least two antidepressant drugs, for their current depressive episode, prior to the start of the trials.  As a basis for comparison, a certain percentage of trial participants will instead be treated with a coil that provides sham stimulation that merely mimics Deep TMS stimulation but does not actually apply excitation or inhibition to brain regions.

Current Status

We are currently proceeding with the multi-center trials described above as a basis for applying for, and obtaining, a Premarket Application Approval from the FDA for commercialization of our Deep TMS system in the United States for clinical depression (as described below in “—Government Regulation and Funding—United States—FDA Approval or Clearance of Medical Devices”).  As a result of our trials to date, we have already achieved the right to affix the CE mark for the application of our Deep TMS system for treatment of major or clinical depression, without accompanying drug therapy, in the EEA, and expect to apply for, and receive, in the next few months, EEA Notified Body approval to affix the CE mark for clinical depression treatment in tandem with drug therapy.  As a result of our obtaining the right to affix the CE mark and additional minor, related approvals received in Italy, we have commenced distribution of our Deep TMS system for clinical depression treatment in Italy pursuant to our Italian distribution agreement.  We furthermore expect to commence distribution for this application in Brazil as well, under our Brazilian distribution agreement within the next several months, subject to regulatory approval being obtained by our Brazilian distributor, based, in part, upon the EC Certification (see “—Marketing and Distribution Strategy”).

Schizophrenia (Negative Symptoms)

Trials

Our clinical trials applying Deep TMS technology for the treatment of schizophrenia have focused primarily on negative symptoms (i.e., apathy, lack of emotion, poor or nonexistent social functioning) of this illness.

Our initial trial addressing the schizophrenia illness, conducted at the Shalvata Mental Health Center in Hod HaSharon, Israel commencing in August 2006, was aimed at testing the efficacy and safety of our Deep TMS system for the treatment of the negative symptoms associated with the illness.  Fifteen patients, each of whom had been unresponsive to drug therapy (with respect to negative symptoms) and continued to receive such therapy during the trial, were each treated with an H1 coil-containing Deep TMS system over a four-week period, five times a week, and were observed for a two-week period following the conclusion of the treatment.  The results of the trial indicated that the ten patients who completed the trial exhibited reduction of schizophrenia symptoms as measured under the Scale for Assessment of Negative Symptoms (SANS), one widely-used industry standard.  Of the eight patients who returned at the end of the two week period of observation that followed the trial showed a drop from an average SANS rating of 55 at the start of the trial to an average rating of 40 on such scale.  Participating patients who completed the trial also displayed improvement on the Social and Occupational Functioning Assessment Scale (SOFAS), another industry standard, with the average score on such scale rising from 42 at the trial’s commencement to 50 as of two-weeks following the trial.  Furthermore, the participating patients’ average Rapid Visual Information Processing (RVP) ability improved as a result of the trial treatment, rising from 0.87 to 0.92.  In all of these measures, the improvement was significant compared to baseline.  As to the safety of the treatments, one participating patient experienced a short seizure (which we believe was likely a result of the accompanying antipsychotic medication being taken), but no other negative side effects were reported.

As a follow-up to our initial trial in the treatment of negative symptoms of schizophrenia, we received Israeli regulatory approval for, and are subsequently conducting, a double-blind clinical trial, also at Shalvata Mental Health Center, testing the treatment of negative symptoms of schizophrenia with our Deep TMS system.  Forty-five schizophrenic patients, in total, are participating in this trial.  A portion of the participants, who serve as the control group, are being treated with sham stimulation that simulates actual Deep TMS treatment but does not actually apply excitation or inhibition to brain regions.  We expect that this trial will become one of a series of multi-center trials that we will conduct with respect to the negative symptoms of schizophrenia, which are expected to commence within the next several months, subject to receipt of an investigational device exemption from the FDA (see “—Government Regulation and Funding—United States—FDA IDE Approval for Human Clinical Trials and Start of Multi-Center Clinical Depression Trials”).

Current Status

We are currently awaiting receipt of the results from our follow-up, double-blind, placebo controlled, clinical trial with respect to treatment of negative symptoms of schizophrenia.  Because of our initial, promising results to date in treating negative schizophrenia symptoms with our Deep TMS system, we have obtained the right to affix the CE mark for the application of our device in the EEA for these symptoms, and have commenced distribution of our device in Italy for this application pursuant to our Italian distribution agreement.  We expect distribution of the device for the treatment of these symptoms to commence in Brazil as well, subject to receipt of regulatory approvals in that country, which will be supported in large part by our European approval and which are expected to be obtained within the next several months.

Bi-polar Disorder (Manic Depression)

Trials

Our initial trial for the application of our Deep TMS system for the treatment of bi-polar disorder, or manic depression, was aimed at testing both efficacy and safety.  This trial, which commenced in January 2007, was conducted at the Shalvata Mental Health Center in Hod HaSharon, Israel and involved 20 bi-polar disorder patients, each of whom measured in the moderate or severe depression range on the Hamilton scale and had been unresponsive to drug therapy for the depressive episode that he or she was undergoing as of the onset of the trial.  The trial protocol called for treatment with our H1 coil over the prefrontal cortex of the brain for a total of 20 days over the course of four weeks (five days a week), followed by a seven-day follow-up period during which the patients were observed but not further treated.  Of the seventeen participants who completed the treatment, 70% exhibited substantial responsiveness (greater than 50% improvement on the Hamilton scale), while 58% achieved full remission (defined as a Hamilton scale rating of below 12), in each case as measured during the seven-day period following the conclusion of treatment.  A similar level of responsiveness was reported based on the participants’ subjective reaction to the treatments, as measured on the Beck scale.  An improvement in parameters associated with working memory and associative learning was also achieved for participants from the start of, to the conclusion of, the trial, which paralleled the clinical improvement.  In all of these measures, the improvement compared to baseline was significant.

In December 2008, we commenced a double-blind, placebo controlled, clinical trial as a follow-up to our initial, January 2007 trial, in which we are again testing the efficacy and safety of our Deep TMS system in the treatment of bi-polar disorder.  This second trial, which is also taking place at the Shalvata Mental Health Center in Hod HaSharon, Israel, involves a seven-week treatment period (four weeks of acute treatment, five times a week, and three-weeks of follow-up treatment, two times a week) for approximately 50 patients.  The interim results of this trial have not yet been received by us.

Current Status

We are awaiting receipt of the results from our follow-up, double-blind, placebo controlled, clinical trial for the treatment of bi-polar disorder, or manic depression.  Based on our results to date, we have already achieved the right to affix the CE mark for the bi-polar disorder (manic depressive) application of our Deep TMS system in the EEA and in Italy, in particular, and have commenced distribution of our Deep TMS system in Italy for this application.  Distribution of our device for this application is also expected to commence in Brazil within the next several months (upon, and subject to, receipt of required regulatory approvals that will be supported, in part, by our achievement of the right to affix the CE mark).

Alzheimer’s Disease

Trials

Our initial trial testing the efficacy and safety of our Deep TMS system for the treatment of Alzheimer’s disease, which commenced in April 2009, is being conducted at the Tel Aviv Sourasky Medical Center (also known as Ichilov hospital) in Tel Aviv, Israel.  The trial is set up as a double blind trial, with 40 Alzheimer’s patients overall participating in the trial.  Sham stimulation is being administered to a control group consisting of 13 patients, as a basis for comparison with a primary group of 27 patients, which is receiving treatment with an H-ALZ coil-containing Deep TMS system over the bilateral prefrontal cortex of the brain (14 are receiving high frequency and 13 are receiving low frequency).  Interim results have indicated that of the nine patients who have completed all phases of the trial so far, the five patients who received high frequency, repetitive TMS three times a week during the first four weeks and once weekly during the next four weeks have exhibited significant cognitive improvements, as measured on the widely-used Alzheimer’s Disease Assessment Scale (or ADAS), while the four patients in the control group, who received a sham treatment, did not exhibit such improvement.  Patients in the primary group, who received active treatment, had an average improvement of 5.1 points on the ADAS at the end of the eight week treatment period and an additional improvement of 2.5 points on the ADAS eight weeks following the end of the treatment period.  The sham group had an average 1.75 point improvement on the ADAS at the end of the initial eight-week period and a 1.4 point decline on the ADAS at the final follow up, eight weeks following the initial eight-week period.  This difference in results between the real and sham groups is statistically significant.  No side effects have been reported, except for certain minor, transient, headaches reported to the supervising committee at the trial center.  Two trial participants have experienced marked improvement (including cognitive function improvement) as a result of the trial treatment, and the principal investigator therefore requested (on behalf of a family member of that participant), and received, permission from the Helsinki committee at the trial center to continue with Deep TMS treatment for those participants outside of the trial context.

Current Status

In light of our initial results, we have recently commenced an additional trial for the treatment of patients suffering from Alzheimer’s disease at San Rafael Medical Center in Milan, Italy, and have also been approached by other medical centers that have requested to take part in additional trials for the treatment of Alzheimer’s disease with our H-ALZ coil-containing Deep TMS system. To the extent that such additional potential trials are equally successful, we would proceed with an application for EEA Notified Body approval for commercialization of this therapeutic application in the EEA, and would consider further trials aimed at achieving regulatory approvals in the United States and additional jurisdictions.

The following table summarizes the current status of, and expected next steps with respect to, the development and commercialization of our Deep TMS technology for the applications for which we have advanced furthest to date:

Application	Status	Next Steps Towards Development/Commercialization
Clinical depression	EEA CE mark	• Conclusion of multi-center trials to support application for premarket approval to U.S. FDA
Schizophrenia (negative symptoms)	EEA CE mark	• Completion of ongoing double-blind, follow-up clinical trial as part of multi-center trials that will commence
Bi-polar disorder (manic depression)	EEA CE mark	• Completion of current double-blind, follow-up clinical trial
Alzheimer’s disease	Under clinical evaluation	• Completion of current double-blind clinical trials and commencement of additional potential trials

Affiliate Participation in Clinical Trial Design

Two of our affiliates, Dr. Yiftach Roth (one of the inventors of our Deep TMS technology, our Research and Development Manager and director, and the beneficial holder of approximately 17.56% of our ordinary shares) and Professor Abraham Zangen (one of the inventors of our Deep TMS technology, the key Neurobiological Consultant of Brainsway, Inc. and the beneficial holder of approximately 8.32% of our ordinary shares, which shares are included in Dr. Roth’s beneficial ownership due to Dr. Roth’s serving as trustee with respect thereto), were involved (and continue to be involved, with respect to ongoing or future, planned clinical trials) in the design of the protocols for each of the above-described clinical trials for primary applications of our Deep TMS system.  Dr. Roth and Professor Zangen focus upon the application of our Deep TMS device in the clinical trials (for example, in selecting the brain target, stimulation parameters and coil design for each application, in helping to determine the criteria for patient selection for the trials, how frequently the Deep TMS stimulation is to be applied to trial participants, and similar treatment issues related to the trials) and the analysis of trial results, once collected.  However, neither Dr. Roth nor Professor Zangen is involved in gathering trial data from the participants or in other direct participation in the clinical trials themselves.

Additional Potential Applications of Our Technology

In addition to the above diseases, disorders and conditions for which we are currently progressing with clinical studies as to the effectiveness of the alternate versions of our Deep TMS technology therapy, we have also completed or received interim analysis of results (except as indicated below) from initial, preliminary clinical trials for the following additional applications of our Deep TMS technology, in each case, targeting a particular, relevant deep brain region:

•	Post Traumatic Stress Disorder (PTSD)

•	Pain Treatment

•	Parkinson’s Disease

•	Smoking Addiction

•	Pain Treatment

•	Autism

•	Multiple Sclerosis (final or interim results from this preliminary trial have not yet been received)

•	Blinking – Blepharospasm

In the case of each of the above-listed applications, no clear conclusion may currently be drawn from the results of the initial, preliminary trial as to the efficacy of our Deep TMS device with respect to the treatment of the subject condition due to, primarily, the early stage of the trial, the relatively small number of participants in the trial, the absence of repetitive results from multiple trials in the subject application and other, similar factors.  Once additional clinical trials are performed and clearer conclusions may be drawn with respect to any such application, we will update the status of the development of such application.

For certain, additional potential treatment applications of our Deep TMS technology, we are a party to agreements with medical centers for, but have not yet commenced, initial clinical trials (in each case, targeting the particular, relevant deep brain region through the use of the appropriate version of our H-Coil), including the following applications:

•	Attention Deficit Disorder (ADD)

•	Drug Addictions, including Alcohol and Cannabis Addiction

•	TouretteSyndrome

•	Obesity

We have furthermore received regulatory approval for clinical trials with respect to the following additional applications of our Deep TMS technology (but have no agreement in place for commencement of such trials):

•	Stroke Rehabilitation

•	Cocaine Addiction

Industry Opportunity

The treatment of CNS disorders (encompassing both neurological and psychopathological disorders) provides a substantial market opportunity.  More than one-third of the worldwide population has reported suffering from at least one mental disorder at some point in their lives, according to a study carried out by the World Health Organization (WHO) International Consortium in Psychiatric Epidemiology in 2000.  The WHO estimated in 2002 that 154 million people and 25 million people suffer from depression and schizophrenia, respectively, globally; 91 million people are affected by alcohol use disorders; and 15 million are affected by drug use disorders.  A recently published WHO report shows that 50 million people suffer from epilepsy and 24 million from Alzheimer’s disease and other dementias.  Mental disorders have similar prevalence in the United States. About 26% of adult Americans will suffer from a mental disorder in any given year, according to a 2005 publication in the Archives of General Psychiatry. These disorders have dramatic implications on the work force.  In many countries, 35-45% of work absenteeism is a result of mental disorders according to a 2003 WHO publication.

As described in two recent reports (Espicom - New Drug Futures: Central Nervous System (May 2006 Report) and Business Insights-- The CNS Market Outlook to 2011), CNS disorders account for more than 15 percent of the global cost of disease treatment and represent the second largest therapeutic area in terms of research and development spending by biopharmaceutical and biotechnology companies.  A recent study by Dr. Thomas R. Insel, M.D. (published in the American Journal of Psychiatry in June 2008) estimated that the total economic impact of serious mental illness (clinical depression, schizophrenia, bipolar disorder, etc.) in the United States had reached an annual burden of $317 billion, including an annual loss of earnings totaling $193.2 billion, direct costs of health care and disability benefits, food stamps, and public housing financed by federal and state revenues.  An earlier study, provided by  Dr. E. Fuller Torrey and the Treatment Advocacy Center in 2004, highlighted mental illness as a major factor in the surging costs of Medicaid and Medicare.

This vast market has historically been approached through a number of methods which are not mutually exclusive of one another.  Drug therapy is the solution that is most often chosen for treating practically all conditions.  In addition, psychotherapy or counseling - usually provided by psychologists or psychiatrists - is often used as a supplement to drug therapy, particularly in dealing with severe emotional and cognitive symptoms stemming from a given condition.  In the case of treatment of severe depression and bipolar disorder, ECT has been developed as a more extreme form of treatment that is applied directly to a patient’s brain and that requires hospitalization, full anesthesia and simultaneous use of a muscle relaxant. This type of therapy is typically a treatment of last resort.  More recently, surface TMS has begun to be used in the treatment of depression, with Neuronetics having received, in October 2008, FDA approval for its surface TMS device for the treatment of major depression (as described below in “—Competition”).

Existing therapeutic methodologies, including drug therapies, do not provide a full-proof, problem-free solution for sufferers of CNS disorders.  Such methodologies often are accompanied by significant side effects, which in the case of depression patients include: irritability, sleeping disorders, sexual dysfunctions (in men), digestive system disorders and headaches. The long duration of average therapies (often, several months to several years) extracts a high economic price from patients and society at large, sometimes also causing the patient to cease therapy prior to completion of treatment, thereby causing reappearance of a given condition.  Other therapies, such as ECT for severe depression and bi-polar disorder patients, require hospitalization and anesthesia and expose the body to severe stress.  The shortcomings of existing treatment methodologies for CNS conditions open up an opportunity for the new, versatile, non-invasive therapeutic methodology that our Deep TMS technology offers.  While we have generated only minimal revenues to date, we hope to take advantage of this opportunity to a greater extent as we achieve regulatory approvals and are able to compete commercially.

Within the market of CNS diseases and disorders, there is a broad range of conditions, each of which presents a unique, sub-industry opportunity for which our Deep TMS treatment technology is potentially suitable.  Our clinical trials to date have progressed furthest with respect to the application of our technology to the following four conditions:

Clinical Depression

Clinical depression constitutes a prevalent mental disorder.  It is a chronic condition, characterized by episodes of physiological symptoms (such as sleep and eating disorders), emotional symptoms (such as sadness, despair, extreme mood swings, apathy, feeling of emptiness, criticism and self-hate) and cognitive symptoms (such as decline in concentration and memory, suicidal thoughts and impaired judgment of reality).  Depression significantly affects the functioning of a person on all levels of life. The illness is expressed in different ways and with varying severity (from mild to medium to severe depressive episodes), although there are several prominent symptoms which allow relatively simple diagnosis of the illness.

According to figures currently provided by the WHO, more than 150 million people in developed countries suffer from depression, which is the second largest cause globally of disability and impaired functioning.  The WHO also estimates that in the future, the effect of depression relative to all illnesses will increase.  The dramatic impacts of depression extend to the U.S., affecting 14.8 million American adults according to a 2005 publication in the Archives of General Psychiatry. The economic burden of depression in the U.S. rose from $77.4 billion in 1990 (inflation-adjusted dollars) to $83.1 billion in 2000, according to a study reported in the Journal of Clinical Psychiatry in 2003.  Of the 2000 total, $26.1 billion (31%) were direct medical costs, $5.4 billion (7%) were suicide-related mortality costs, and $51.5 billion (62%) were workplace costs. Based on the rate of change between 1990 and 2000, the overall cost in the U.S. as of 2010 can be estimated to be $90-100 billion.

Schizophrenia

Schizophrenia is a severe mental disease that usually involves psychotic symptoms marked by hallucinations. The prevalence rate for schizophrenia is approximately 1.1% of the U.S. population over the age of 18 in a given year, as reported by the NIMH.  This translates to approximately 2.2 million people in the U.S. suffering from the disease at any given time.

According to a study reported in the Journal of Clinical Psychiatry in 2005, the overall cost of schizophrenia in the United States was estimated to be $62.7 billion in 2002, with $22.7 billion of excess direct healthcare costs attributable to the disease ($7.0 billion outpatient, $5.0 billion drugs, $2.8 billion inpatient, $8.0 billion long-term care).  According to the NIMH, schizophrenia accounts for one-fourth of all U.S. mental health costs and those suffering from it occupy one in three psychiatric hospital beds.

Bi-polar Disorder (Manic Depression)

Bi-polar disorder, also known as manic depression, is a mental illness which causes abnormal fluctuations in mood, energy and functionality, unlike typical mood swings experienced by all people.  This debilitating disease affects 5.7 million Americans, about 2.6% of the U.S. population according to a 2005 report in the Archives of General Psychiatry.   The condition has a high rate of recurrence and if untreated, poses an approximately 15% risk of death by suicide.  It is the third leading cause of death among people in the United States aged 15-24 years, and is the sixth leading cause of disability (lost years of healthy life) for people aged 15-44 years in the developed world, according to a March 2005 article published by Dr. Barkur Shastry, an Associate Professor at the Department of Biological Sciences of Oakland University, in Neurochemical International.

According to a MEDTAP International Inc. 2003 report, the lifetime prevalence of bi-polar disorder (i.e., percentage of people contracting the disorder at some point in their lives) is 1.3%.  The illness usually develops in late adolescence or early adulthood.  Often the illness is not diagnosed and the sufferers are not properly treated for years. Similarly to other chronic illnesses (such as diabetes or heart disease), the treatment of bi-polar disorder continues throughout the patient’s life.

According to a study by Wyatt and Henter, conducted for the NIMH in 1991, the estimated aggregate lifetime cost for persons with bipolar disorder was $45 billion as of 1991.  Direct costs of the disorder totaled $7 billion, consisting of expenditures for treatment-related inpatient and outpatient care, as well as non-treatment-related costs, such as use of the criminal justice system. The $38 billion in indirect costs from this study included the lost productivity of wage earners, totaling $17 billion; homemakers, $3 billion; and caregivers, $6 billion, as well as the cost of institutionalization, $3 billion, and the lost productivity costs for individuals lost to suicide, $8 billion.

Alzheimer’s Disease

Alzheimer’s disease is characterized by a gradual decline in cognitive and practical functioning. In particular, complex behavior (such as driving) is affected, short-term memory difficulties emerge, and sometimes behavioral disorders, such as rage attacks, appear. At more advanced stages, dementia, as well as other chronic diseases and advanced diseases of the brain, may develop.

According to a 2010 report by the Alzheimer’s Association, an estimated 5.3 million Americans of all ages have Alzheimer’s disease.  This figure includes 5.1 million people aged 65 and older (constituting 13% of such age category) and 200,000 individuals under age 65 who have younger-onset Alzheimer’s.  Due to advances in medicine and medical technology, as well as social and environmental conditions, the number of Americans living longer lives is expected to grow dramatically, and, accordingly, so will the prevalence of Alzheimer’s disease.  As noted in the 2010 Alzheimer’s Association report, the number of Americans aged 65 and older with Alzheimer’s disease is estimated to reach 7.7 million in 2030 — more than a 50% increase from the 5.1 million aged 65 and older affected as of 2010-- and by 2050, between 11 million and 16 million (unless treatment or preventative measures reduce such prevalence).  Based on the average per person payments from all sources for healthcare and long-term care services for people aged 65 and older with Alzheimer’s disease and other dementias, total direct medical and social costs for 2010 are expected to be $213 billion in North America, with cost per person with dementia of $48,605, according to the World Alzheimer Report 2010 of the Alzheimer’s Disease International.

Competition

The industry for the treatment of mental health diseases, disorders and other conditions is intensely competitive.  All of the therapeutic applications of our Deep TMS system, if commercialized, would compete with existing drugs and other therapies. On the one hand, these existing drugs and therapies possess a competitive advantage relative to our Deep TMS product due to their prevalence in the marketplace and the familiarity and comfort that healthcare providers have in prescribing such treatments.  On the other hand, because conventional drug and other therapies have not been entirely effective, we believe that provides us with a competitive opportunity.

There are also many pharmaceutical companies, biotechnology companies, medical device companies, public and private universities, government agencies and research organizations actively engaged in research and development of new products targeting the same markets as are targeted by our device.  Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have.  Our competitors may also be able to use alternative technologies that do not infringe upon our in-licensed, key patents to develop therapeutic candidates.  They may, therefore, bring to market products that are able to compete with our Deep TMS system or any, more advanced, version of our device that we may develop in the future.  We believe that the greater financial, manufacturing, marketing, research and treatment development resources of these larger entities places us at a competitive disadvantage relative to them in capturing market share, although we believe that our technology, if continuing to prove effective and safe in future clinical trials and post-commercialization, will assist us in overcoming this disadvantage once we are able to advance fully to commercialization.

Beginning in the 1980s, the desire to provide a more efficient and effective depression treatment than drug therapy, yet one that is applied in a less extreme manner than ECT, led to the development of surface TMS.  The operation principle of TMS is the creation of a magnetic field with a coil through which a rapidly changing electric current passes. The coil is placed on the scalp in a manner that the magnetic filed influences the cortex region of the brain.  The TMS device includes a power supply connected to the coil that supplies the electric current.  TMS works through stimulation of the neural conductors in the cortex to a higher activity level through excitation and also, through repeat treatments, exerts a more long-term influence that alters the affected area through a learning and adaptation procedure.   The main limit of the current, surface TMS device is that the electromagnetic field created by the coil deteriorates quickly as the distance between the coil and the treated area increases, so that the coil has an influence of a maximal range of up to approximately 1.5 centimeters.  Such range allows influence only on the cortex, so that surface TMS has no ability to create direct influence in the depth of the brain on those areas responsible for various other conditions, unlike our Deep TMS system, which, due to its unique coil, can reach up to 5.5 centimeters from the coil and can therefore treat those additional conditions.  Neuronetics, Inc., which has developed its surface TMS device, received FDA approval for such device in October 2008 for the treatment of major depression patients who did not respond to one anti-depressant medication, at the adequate dose and duration.  While Neuronetics’ head-start in commercializing its product in the United States provides it with a competitive advantage relative to us, this head-start may actually benefit us, in that it will create familiarity with the TMS treatment methodology generally within the healthcare community, which we can subsequently capitalize upon in marketing what we believe to be our more capable, Deep TMS product.

An alternate technology that may serve as competition for certain applications of our Deep TMS system upon its commercialization is the VNS system developed by Cyberonics, which has received FDA approval.  This therapy system is implanted into patients in order to electrically stimulate the vagus nerve (i) as an adjunctive therapy in reducing the frequency of seizures in adults and adolescents over 12 years of age who are refractory to antiepileptic drugs and (ii) as a long-term adjunctive treatment of chronic or recurrent depression for patients 18 years or older who are experiencing a major depressive episode and have not had an adequate response to four or more adequate antidepressant treatments.  While this therapy system may serve as partial competition to our Deep TMS device and has begun commercialization in the United States prior to our device, thereby providing it with an advantage, we view our device as having broader potential treatment applications, as less invasive (due to the absence of surgery) and as exerting less severe side effects (given the sleep disordered breathing, alteration of voice and other larynx-related conditions that accompany VNS).

For certain additional potential applications of our Deep TMS system— primarily Parkinson’s disease, or PD, and pain treatment— we may face competition from Medtronic, an NYSE-listed company, that produces a battery-operated medical device called a neurostimulator, which is surgically implanted into the brain through the DBS surgical procedure.  This device delivers electrical stimulation to targeted areas in the brain that control movement, blocking the abnormal nerve signals that cause tremor and PD symptoms, or, in the case of pain treatment, stimulation is delivered to the epidural space near the spine, causing pain to be replaced with a tingling sensation.  With this therapy system as well, the head-start vis-à-vis regulatory approval that it has achieved relative to our device puts it at a competitive advantage relative to us, and is furthermore supported by the greater resources of Medtronic, the world’s largest medical technology company.  However, we believe that our device bears the advantage of a broader array of potential treatment applications, lesser invasiveness (DBS requires surgery) and less severe side effects (DBS has been found to cause personality modifications).  Compared to implantable deep brain stimulation devices generally (including Medtronic’s and other devices used in DBS), we believe that our Deep TMS system’s primary advantages consist of its broader array of potential treatment applications (relative to any single implantable deep brain stimulation device) and its lesser invasiveness and less severe side effects, owing to the fact that it does not require surgery for its use in treatment.  Those devices, on the other hand, may have a competitive advantage relating to their unlimited reach within the brain, stemming from the surgical process whereby they are implanted.

As described under “—Regulatory Path”, based on what the FDA has indicated to us, our Deep TMS system is likely to be subject to the Premarket Approval process in the United States (unless we are permitted by the FDA to utilize its 510(k) “de novo” review process), which could place our device at a competitive disadvantage relative to a competitor’s device, such as a surface TMS device, which is able to proceed via the more rapid pre-market notification (510(k) submission) process.  The Premarket Approval process would likely cause us to enter the market at a later date and would therefore put us at a disadvantage in our attempt to capture market share relative to a device that is not subject to the Premarket Approval process, as this process generally takes one to three years, whereas a 510(k) submission generally requires only three to 12 months, in each case following submission, for approval.  The Premarket Approval process is also a more costly process than a 510(k) submission, both due to the extensive non-clinical and clinical trial data that we will need to present based on trials, which can be expensive to conduct, as well as the cost of the application itself.  While we believe that our device’s strengths vis-à-vis efficacy of treatment, if continued to be proven in future clinical trials and post-commercialization, will enable us to overcome these potential disadvantages, such disadvantages could initially hinder our ability to compete against a device that can utilize the 510(k) submission process.  Based on information provided publicly by the FDA, DBS devices are also currently generally subject to the Premarket Approval process (one example of which is Medtronic’s DBS device, which Medtronic has announced is currently undergoing such approval process for the treatment of epilepsy) and, based on a recent recommendation by an FDA advisory panel, ECT will likely also be subject to such approval process, thereby preventing those treatment methodologies from reaping any such competitive advantage relative to our Deep TMS device.  Furthermore, we would also not be disadvantaged relative to any competitor that subsequently introduces its own Deep TMS device, as any such device would likely need to undergo the same Premarket Approval process to which our device would be subject.  A device subject to Premarket Approval may not serve as a predicate device for a 510(k) submission. Therefore, if we obtain approval for our Deep TMS system through the Premarket Approval process, our Deep TMS system could not serve as a predicate device for any similar Deep TMS device.  See “Government Regulation and Funding— United States”.

Regulatory Path

Based on our progress with clinical trials to date, we received, in October 2008, the necessary EC Certificate of Conformity from an EEA Notified Body, enabling us to affix the CE mark to our Deep TMS system for the treatment of clinical depression, thereby enabling the marketing of our device for such treatment in EEA member countries (subject to internal, bureaucratic approvals required from such member countries).  In a similar manner, we received the required EEA Notified Body approval to affix the CE mark to our device for treatment of bi-polar disorder (manic depression) and schizophrenia (negative symptoms) in EEA member countries on September 3, 2009 and February 6, 2010, respectively.  Pursuant to such approvals, and upon receipt of requisite internal Italian regulatory approvals, we have begun the marketing and distribution of our device in Italy pursuant to our agreement with ATID for each of these indications.  We do not anticipate that receipt of internal approvals from other EEA member states will require additional time consuming or costly actions related to regulatory requirements, such as clinical studies, quality assurance activities or additional regulatory submissions on our behalf, and will instead merely require actions that are more bureaucratic or administrative in nature.  Based also largely upon our receipt of the EEA Notified Body approvals enabling us to affix the CE mark for these indications, we are pursuing (through our exclusive Brazilian distributor, Meizler), Brazilian regulatory approvals that will enable us to commence commercial distribution in that country.  See “Business— Marketing and Distribution Strategy”.

In the United States, the FDA has informed us that our Deep TMS system, as applied to the treatment of clinical depression, is subject to regulation as a Class III medical device by the FDA, thereby requiring the filing of a Premarket Approval Application, or PMA, with the FDA in order to achieve approval for commercialization.  Such classification is based on the FDA’s belief that there is no predicate device for the Deep TMS device, to which the Deep TMS device is substantially equivalent.  By contrast, surface TMS devices have, in the past, been accorded Class II medical device classifications that only require pre-market notification (510(k) submissions).  Our inability to rely upon the surface TMS treatment device as a predicate device for a pre-market notification (510(k) submission) for our Deep TMS device stems from its broader patient population indicated for, and its ability for deeper stimulation when compared to, surface TMS, which, in the view of the FDA, creates uncertainty as to how the additional patients and deeper regions not treated via surface TMS treatment will react to our Deep TMS treatment.  We intend to have additional discussions with the FDA regarding this classification of our Deep TMS system and hope to be able to utilize FDA’s 510(k) “de novo” review process in lieu of submitting a PMA.  The “de novo” process would permit a lower-risk classification of the Deep TMS system and generally provides a shorter time period for FDA review and final determination.  If the FDA determines that the “de novo” process is not an appropriate regulatory pathway for our Deep TMS system, then we will need to seek approval through the submission of a PMA.  In our PMA, we will be required to demonstrate safety and effectiveness, which generally requires extensive non-clinical and clinical trial data.  Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA.  As preparation for a potential PMA filing, we are currently engaged in multi-center trials (which commenced in October 2009) with respect to the clinical depression application of our device, for which we are collaborating with numerous medical institutions in the United States, Europe and Israel, and which are expected to last approximately until the end of the calendar year 2011.  See “Government Regulation and Funding.”

The process for receipt of U.S., EEA, Israeli and other regulatory approvals for commercialization of further applications of our Deep TMS system is lengthy and complex, and may require significant additional time.  See “Risk Factors—If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for the application of our therapeutic product, we will be unable to commercialize it” and “Government Regulation and Funding”.

Marketing and Distribution Strategy

As we begin to achieve regulatory approvals for commercialization of the applications of our Deep TMS system (which has commenced with our receipt of EEA Notified Body approvals for the clinical depression, schizophrenia (negative symptoms) and bi-polar disorder (manic depression) applications in 2008, 2009 and 2010, respectively), we intend to establish a sufficient marketing and distribution infrastructure that supports such commercialization.  Our strategy will be three-fold: (i) identifying and targeting our ultimate customers; (ii) establishing marketing and distribution arrangements for reaching such customers; and (iii) obtaining healthcare insurance coverage, and inclusion in health packages, for Deep TMS treatments.

Customers

Our prospective customers are primarily medical centers, healthcare facilities and clinics which engage in the treatment of neurological and psychiatric disorders, and, indirectly, the healthcare professionals and administrators who are employed at such centers, facilities and clinics and who choose methodologies of treatment for their patients.  The commercial distribution of our Deep TMS system to our customers is initially contingent upon the success of our clinical trials with respect to particular treatment applications and the receipt of relevant regulatory approvals for the distribution of our device for such applications. Even if we meet these goals, however, success in marketing the device to our end-customers is largely dependent upon our proving that the device is clinically more effective than other, competing treatments.  Proving clinical effectiveness can be carried out through distribution of results of our clinical trials within the scientific community by way of publication of scientific articles in leading journals and at various conferences held in our field of activity.  We also, through our scientific and medical consultants, maintain contact with various entities in the scientific community that engage in the field of neurological and psychiatric disorders.  Based on the responses that we and our consultants have received to our publications, and in the framework of our contacts with the scientific community, we have learned that there is interest in our technology within this community, although this does not ensure our success in reaching our end-customers.  We intend to continue this process of educating the medical provider community as a means of achieving market acceptance for, and thereby increasing commercial distribution of, our Deep TMS system.

Marketing and Sales/Distribution Arrangements

Our current strategy is to partner with third-party distributors to market and distribute our product to medical centers, healthcare facilities and clinics that constitute our end-customers.  Our customers will pay both monthly rental fees and treatment/usage fees.  Our Deep TMS system has been designed for such a distribution arrangement, as it contains a built-in function that enables us to monitor the number of treatments effected with the device, and allows us to shut down the device’s operation remotely if the customer fails to pay or breaches its agreement with us or with our distributor.  This enables us to ensure the collection of fees owed to us for usage of our device, thereby preserving for us the upside potential with respect to the widespread acceptance into the therapeutic marketplace, and extensive use, of our device.

In keeping with this distribution model, we have entered into 10-year, exclusive marketing and distribution agreements with our Italian and Brazilian distributors— ATID and Meizler, respectively— which were effective as of June 2009 and August 2010, respectively, under which we have begun to supply our Deep TMS system to ATID and will, in the future (expected to commence within the next several months), supply such devices to Meizler, for distribution to customers with respect to whom we will collect monthly rental fees as well as fees based on the amount of therapeutic services for which the devices are utilized.  ATID’s and Meizler’s exclusive status as our distributors in Italy and Brazil, respectively, are dependent on their respective commitments to achieve certain minimum annual levels of installation of, average monthly usage of, and payment for treatment with, our devices.  We intend to seek out other, comparable arrangements in other jurisdictions or regions that will enable wide-scale marketing and distribution of our device.  It is also possible that we will engage large, international distributors for global distribution of our device by individual distributors, or that we will prefer establishing local distribution networks of third-party distributors, if we determine that either such arrangement is more profitable to us.

While we have currently adopted the monthly rental fee and pay-per-use model for distribution of our device, we have considered, and we may once again consider in the future (if we determine that it offers us the potential for greater revenue generation), an alternative model, involving charging a larger up-front, one-time rental fee for our device to each end-customer to whom the device is rented, in lieu of requiring payment of monthly rental fees by such customer throughout part of or the entirety of the term of a rental arrangement.  Under this alternative approach as well, we would collect money from customers according to the number of treatments carried out by the customer, thereby preserving for us the upside from extensive use of our device.

Exclusive Italian Marketing and Promotion Agreement

Under our June 2009 exclusive Italian distribution agreement, ATID will make contact with customers and will distribute, promote, market, import and store our Deep TMS system.  We are responsible for supplying, renting, installing and maintaining the system, while ATID will act and assist in collection of payment from the customers and is required to make such payment on behalf of customers in the event of non-payment thereby.  We will retain ownership of the systems supplied.  In respect of each system to be installed at a customer, ATID has agreed to pay us a flat monthly amount for the initial 15-month “acquaintance familiarization period” following installation, regardless of the number of treatments effected with such system.  With respect to the period thereafter, for each individual Deep TMS system, we will be entitled to receive payment in respect of each treatment to be effected with the system.  This per-treatment fee amount relates to treatments effected for depression patients, while with respect to treatment of additional indications (insofar as they are approved), an amount will be agreed upon in the future which will be no less than such amount.  ATID has agreed to, and its exclusivity as our distributor in Italy is conditioned upon its, complying with certain requirements, including its obligation to (i) arrange for the installation of minimum quantities of the system at end-customers on a yearly basis, (ii) ensure average minimum numbers of treatments with the system by end-customers on a monthly basis (commencing in the third year of the agreement, which begins on February 1, 2012) (except for systems that are within their respective 15-month “acquaintance familiarization periods” following installation, for which the flat monthly fee instead applies) and (iii) ensure payment for such treatments by end-customers (or to make payment itself, in the event of non-payment by end-customers).  In the first year of the agreement (which commenced on February 1, 2010), ATID was required to bring about the installation of 12 systems, in the second year, it is required to cause the installation of 25 additional systems, and in each year thereafter throughout the ten-year term of the agreement, 50 additional systems.  The number of average minimum monthly treatments that must be effected with each system that is in operation (except for systems that are within their respective 15-month “acquaintance familiarization periods”) during the third year through the sixth year under the agreement was set at 60, while for systems in operation in the seventh and eighth years, it was set at 75 treatments, and for systems in operation during the ninth and tenth years– 90 treatments.  Assuming that ATID fulfills its obligations to arrange for a minimum number of systems for installation on an annual basis, to ensure that the average minimum monthly treatments are effected commencing at the start of the third year under the agreement, and to ensure payment with respect to each such treatment (in the event of non-payment by end-customers), we will receive a minimum level of monthly revenues under the agreement commencing in the third year under the agreement.  If for two consecutive years, commencing from the third year under the agreement, end-customers in Italy do not order additional systems at a rate of at least 80% of the quantity determined in relation to any year, or in the event that the customers that ATID will have placed in contact with us do not pay for at least 80% of the agreed average minimum monthly treatments and ATID does not make such payment (regardless of whether 80% of such minimum number of devices are actually ordered or 80% of such minimum average monthly treatments are actually performed), ATID’s exclusivity will expire.  As of February 1, 2011 (the start of the second year under the agreement), ATID had facilitated the installation of a total of nine Deep TMS systems under our agreement with it, eight of which are being used for commercial purposes and one of which was supplied to ATID free of charge for the purpose of clinical trials being conducted by ATID in respect of chronic neuropathic pain treatment for diabetics.  We believe that the lower number of Deep TMS systems installed for commercial use relative to the required amount during the first year under the agreement reflects the fact that Italy is the first country in which our system is being distributed commercially, which necessitated ATID’s extensive initial marketing activities to increase the Italian market’s awareness of the system and its advantages, as well as ATID’s establishment, from the outset, of distribution channels for the initial commercial distribution of our system.  Under the agreement, we are liable for any damage that shall be caused to a third party as a result of use of the system as well as for the working order of the system.

Exclusive Brazilian License, Marketing and Distribution Agreement

Under our August 2010 exclusive Brazilian distribution agreement, Meizler will make contact with customers and will distribute, promote, market, import and rent our Deep TMS system to such customers.  We will supply the system to Meizler based upon the orders that it provides to us, and Meizler will be responsible for storing it and installing and maintaining it at customers (in the case of maintenance, after a short, introductory period during which we will provide maintenance support to customers), in accordance with agreements that will be signed between the customers and Meizler.  We will retain ownership of the systems supplied and will be paid by Meizler a set monthly rental fee for each system during the first year during which such system is rented, followed by fees on a per-treatment basis during all remaining years during which a system is rented (but subject to a minimum monthly payment during all such subsequent years).  Meizler will have full discretion, however, as to the fees per-treatment that it, in turn, charges customers under its rental agreements with the customers.  The exclusivity granted to Meizler throughout the term of the agreement is subject to the rental by it to customers of a minimal number of systems each year.  The number of systems to which Meizler has committed is 1,000 over the course of the ten year term of the agreement, distributed unevenly, such that the minimal number of systems required to be rented is low at first and rises over the course of such ten-year period.  To the extent that Meizler wishes to acquire additional stimulator components of our Deep TMS system, which are used for the operation of the system (and which are manufactured by a third party and purchased by us), it may purchase or rent them from us at set prices (per stimulator) set forth in the agreement.  Under the agreement, Meizler has agreed to obtain the required regulatory approvals for marketing of our system in Brazil for various indications.  Meizler shall be liable for any damage that shall be caused to our system or to any third party resulting from the use of our system, except for damage that arises from the negligent manufacture of the system by us.

Third Party Reimbursement/Coverage for Treatment with Our Devices

Our success in marketing and distributing our Deep TMS system is also dependent upon our ability to bring about the inclusion of treatment with the device in the covered medical packages of various countries in which medical services are provided by government-affiliated agencies, and to secure substantial insurance coverage for such treatment by private medical insurers and/or health maintenance organizations, or HMOs, in countries in which private healthcare is prevalent.  We estimate that our ability to obtain such coverage is contingent upon the success of our clinical trials and our ability to prove the clinical effectiveness of our device in the treatment of depression and other illnesses and disorders.  As greater clinical effectiveness of the device is proven, it will be easier to include treatment with our device in health packages and insurance coverage and to obtain higher rates of reimbursement for healthcare providers, which will enable us to charge higher prices for rental of the device and for treatments (under our current distribution model).  To date, we have not contacted government healthcare providers, insurance companies or HMOs in connection with the inclusion of our device in the medical packages or private health coverage of any countries.  Under our agreements with ATID and Meizler, they have undertaken to work with us to obtain coverage of treatments with our device by private insurance companies and public health services in Italy and Brazil, respectively.  We may follow this approach with respect to other, future, distribution arrangements as well, thereby shifting the burden for handling this matter to local distributors who are more familiar with the particular requirements in their respective jurisdictions.

Manufacturing and Sources of Supply

We currently manufacture our proprietary H-Coil and cooling system components of our Deep TMS system at our facility in Jerusalem, Israel.  We rely upon outside suppliers for certain components of our devices, including the current power supply/source (the stimulator) and the arm.  The stimulator system is an existing shelf product, manufactured by several manufacturers around the world.  Based on our estimation, there is no significant difference between the various manufacturers of the stimulator and other components, so that we do not depend on a specific supplier to a material extent.  In addition to manufacturing our proprietary H-Coil and the cooling system, our production activities also include manually assembling the components of our devices for all required clinical and commercial quantities, which limits our ability to increase our manufacturing capacity; therefore, there can be no assurance that our device, if and when approved for commercialization on a wide-scale basis, can be manufactured in sufficient commercial quantities.

We are and will be subject to extensive governmental regulation in connection with the manufacture of our devices.  We must ensure that all of the processes, methods and equipment are compliant with the current Quality System Regulations, or QSR, for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and must conduct extensive audits of vendors, contract laboratories and suppliers. There is no assurance that we can comply with such regulatory requirements.  The CE approval that we have received for certain applications of our devices also covers the manufacturing process for such devices and requires compliance of said manufacturing process with the ISO 13485 standard.

Product Research and Development Approach

We seek to develop an array of therapeutic applications for our Deep TMS technology that exhibit distinct advantages over currently available mental health therapies or address unmet medical needs.  In many instances, third party researchers and clinical institutions have approached us with proposals to conduct preclinical and clinical trials for additional mental health indications, often at their expense.  Our resources are focused on advancing our therapeutic applications through development and toward commercialization.  Our current development repertoire consists of several therapeutic applications for our Deep TMS technology that have completed significant clinical trials— including clinical depression, schizophrenia (negative symptoms), bi-polar disorder (manic depression) and Alzheimer’s disease, for which we have obtained the rights to affix the CE mark enabling us to market the product in the EEA for the first three of such applications— as well as certain other therapeutic applications.

We have established relationships with various universities, academic and research institutions and biotechnology companies that enable us to identify, select and clinically test applications for which our Deep TMS technology may be suitable.  Initially, Israeli institutions have served as the collaborative partners for clinical testing of our therapeutic applications.  In Israel, we have established cooperative, working relationships with Shalvata Mental Health Center in Hod HaSharon, the Ben Gurion University of the Negev, Hebrew University of Jerusalem, Hadassah Medical Center, Beer Yaakov Mental Health Center, Tel HaShomer Medical Center, Tel Aviv Sourasky Medical Center (also known as Ichilov hospital), and the Weizmann Institute, pursuant to which our Deep TMS system has been accepted for clinical trials at these institutions.  These institutions are familiar with our company, our scientific personnel and our technology as of the current time, which has been conducive towards our receipt of approvals for initial and/or further trials.  More recently, we have begun to receive requests related to therapeutic applications from, and to clinically test such applications at, institutions that are located worldwide, such as the U.S. National Institute of Neurological Disorders and Stroke, or NINDS, a research branch of the NIH, the Alfred Psychiatry Research Center in Melbourne, Australia, the VA Pittsburgh Healthcare System, as a representative of the United States Department of Veterans Affairs, the Veterans Administration Medical Center, Los Angeles, and Charité hospital in Berlin, Germany, among others.

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization.  Our team has the expertise to move our application candidates through all phases of preclinical and clinical development.  Our staff includes professionals with extensive experience in medical device development and applications, neurology and psychopathology, preclinical experimentation, clinical development and business development, while we obtain advice concerning regulatory affairs from outside consultants.  Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted.  Clinical trials are then conducted, in most cases through our collaborative partners (i.e., the Israeli and other worldwide institutions referenced above), to demonstrate clinical proof of safety and efficacy.  Following this stage of development, we seek to obtain regulatory approvals for, and commence, commercialization of the applications of our device.

Our gross research and development expenditures (excluding government grants and recognition of liability to the OCS) were $1.92 million, $2.67 million and $4.0 million for the fiscal years ended December 31, 2008, 2009 and 2010, respectively.  The OCS has funded a substantial portion of our research and development expenses.  See “—Israeli Government Programs—Israel Office of the Chief Scientist.”  In addition, our collaborative partners for clinical trials often cover the expenses related to such trials, thereby enabling us to avoid potential additional research and development expenses.  There are various methods for, and degrees of, funding, which range from full funding to partial or minimal funding, that have been undertaken by these collaborative partners in respect of the clinical trials that we conduct jointly with them, which is generally subject to negotiation between us and them.  There is no uniform amount or method of funding covering these joint clinical trials.

In-Licensing Agreements

In-Licensing Agreements for Core Deep TMS Technology Intellectual Property Rights

Our rights to the intellectual property that underlies our Deep TMS technology (including the key worldwide family of issued and pending patents upon which the unique coil of our Deep TMS technology is based; a second family of patent applications covering additional functions of our Deep TMS system, including the advanced stimulator that we are developing for use in a more advanced version of our system; and a third family of patent applications covering yet additional functions of our Deep TMS system and methods of use thereof) derive from Brainsway, Inc.’s, in-licensing agreements with (i) the DHHS and the PHS, dated August 2003, and amended in August 2005 and April 2008, and (ii) Yeda, dated June 2, 2005, and amended on August 19, 2007, January 18, 2009, March 23, 2010, November 12, 2009 and May 11, 2010.  Such technology was developed by our founders over the course of their work for the NIH.  The ownership of the first family of patents is registered in the name of the DHHS/NIH alone, the ownership of the second family of patent applications is registered jointly in the names of the DHHS/NIH, Yeda and Brainsway, Inc. and the ownership of the third family of patent applications is registered in the name of Yeda alone.  Under our agreement with Yeda, we have furthermore commissioned research by the Weizmann Institute concerning the application of TMS technology.  All discoveries and patent rights developed under our agreement with Yeda (other than rights in, or to, or in connection with the DHHS/NIH owned patents) are vested exclusively with Yeda.

We have been granted, in these agreements, an exclusive (subject to minor limitations), worldwide license, with a right to sublicense, subject to PHS’s and Yeda’s approval, respectively, for the life of the relevant patents (in the case of Yeda, on a per country basis or until the 15-year anniversary of the first commercial sale (per country) of a product developed on the basis of the agreement, if later) to develop, create, use, import, offer and sell (in the case of Yeda, develop, manufacture, produce, commercialize and sell) any product or treatment that relates to TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda) such research.  As a particular feature of the PHS agreement, the U.S. government received an irrevocable, non-exclusive, non-transferable license back (without required royalties) to use any invention related to the licensed patents worldwide for the benefit of the U.S. government, a foreign government or international organization pursuant to the provisions of a treaty or agreement to which the United States government may be party, and reserved the right to require us to grant sublicenses to responsible applicants when the public health and safety so require.  It is not clear to us as to what, if any, applications of the licensed intellectual property these entities may develop on the basis of this license.  Under the Yeda agreement, Yeda has maintained the right to use the licensed intellectual property for academic, research or other scholarly purposes only.

These agreements require us, as a condition to the maintenance of our license and other rights, to make milestone, royalty (including minimum royalty) and sublicensing payments and satisfy certain performance obligations.  The royalty rates under the agreements vary, percentage-wise, depending upon the revenues that we and/or our sub-licensees generate from product sales or product usage fees that are based upon the individual patents.  Under the PHS agreement, we must pay 3% of the first $10 million of cumulative net sales revenues and 2% of all additional net sales revenues derived on the basis of the first patent family, and 2% of the first $10 million of cumulative net sales revenues and 1% of all additional net sales revenues generated on the basis of the second (currently potential) patent family.  Under the Yeda agreement, these royalties consist of 3% of the first $10 million of cumulative net sales revenues and 2% of all additional net sales revenues derived on the basis of intellectual property developed by Yeda alone, and 1.5% of the first $10 million of cumulative net sales revenues and 1% of all additional net sales revenues for products for which Yeda’s research and/or the third family of patents, and the first two families of patents, each serve as a support for the relevant intellectual property rights.  Despite the above-described royalty percentages, Yeda has agreed that for all net sales revenues generated from the commercialization of the current version of our Deep TMS system (by us or our sublicensees), the level of royalties shall be set at 1%, and we shall pay Yeda a one time sum of $50,000 upon our achievement of $10 million aggregate cumulative net sales revenues.  Under the agreements, even if we do not have any net sales revenues, we are still required to pay to the PHS a minimum annual royalty of $2,000 and Yeda a minimum annual royalty of $1,000 (both of which amounts are creditable against earned royalties actually paid in the same calendar year).  We must also pay to the PHS 8% of all fees that we receive from sub-licenses of our licensed rights, subject to customary exceptions.  Under the Yeda agreement, payments in respect of fees received from sub-licenses (subject to customary exceptions) are set at the levels of 8% for sub-licenses of intellectual property rights on the basis of intellectual property developed by Yeda alone, and 4% for sub-licenses of intellectual property rights for which both Yeda’s research and/or the third family of patents and either of the first two families of patents serves as a support.

The milestone requirements imposed by the PHS in-licensing agreement require that we apply for, and receive approval for, the marketing of our product from the FDA or a foreign equivalent by June 1, 2011 and June 1, 2012, respectively, and achieve our first commercial sale by January 1, 2013.  The milestone requirements imposed by the Yeda in-licensing agreement require that we apply for, and receive approval for, the marketing of our product from the FDA or foreign equivalent by June 1, 2013 and June 1, 2014, respectively, and achieve our first commercial sale by January 1, 2015.  Yeda agreed to automatically extend the milestone dates under our agreement with it in accordance with any corresponding extensions that we would receive under our agreement with the PHS.  These milestone requirements have all been fulfilled as a result of our receipt of the EC Certificate of Conformity required to obtain the right to affix the CE mark for our Deep TMS system in the EEA (signifying EEA marketing approval for the system) and our commencement of commercial distribution of the system in Italy.  Milestone achievement has been acknowledged (whether explicitly or implicitly) by each of the PHS and Yeda, who have accepted related, below-described milestone payments from us.  Beyond achieving the foregoing milestones, under the Yeda agreement, we must also ensure that after we have commenced commercial sales/distribution of our product, there is no consecutive 12-month period during which no sales/distribution of the product are effected.  As to the milestone payments imposed upon us, we must pay $10,000 to the PHS upon the receipt of marketing approval for each category of products from either the FDA or its foreign equivalent, and we must pay Yeda $5,000 upon the receipt of marketing approval for each category of products from either the FDA or an EEA Notified Body (which amount is increased to $10,000 in the event that the product’s intellectual property rights are only supported by Yeda’s research and/or the third family of patents).  Based on our receipt of the necessary EC Certificate of Conformity and EEA Notified Body approvals enabling us to affix the CE mark for three therapeutic applications of our Deep TMS system (clinical depression, schizophrenia (negative symptoms) and bi-polar disorder), we have made milestone payments of $30,000 and $15,000 to the PHS and Yeda, respectively, pursuant to the foregoing requirements.  In addition, we must pay Yeda $25,000 upon the issuance of the first patent from the third family of patents.

Under our in-licensing agreement with the PHS, we are obligated to use commercially reasonable efforts to develop, commercialize and market the Deep TMS technology in a manner that is accessible to the U.S. public, including meeting certain specified milestones, and to report to the PHS as to our progress.  Under our agreement with Yeda, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, and to provide biannual reports to Yeda as to our progress in respect of implementing such plan.

Under both in-licensing agreements, we are required to bear the costs of all patent filings, patent maintenance fees and other patent activities.  Also under both agreements, we undertook to indemnify the counter-party (the PHS and Yeda) and their respective institutes, directors, officers, agents, consultants and employees from and against all liability and/or damage that may arise out of such in-license agreement or any use of the product or other exploitation of the license or the patents licensed.

Each of these in-licensing agreements will remain in effect until the expiration of the final patent recorded pursuant to the agreement (in the case of Yeda, on a per country basis), or, in the case of the license from Yeda, if later, upon the passage of 15 years following the first commercial sale (per country) of a product developed on the basis of the agreement.  We may terminate the in-licensing agreement with the PHS at any point upon 60-days, prior written notice, provided that we pay any amounts owed to the PHS through the date of termination.  We may terminate the agreement with Yeda due to a fundamental breach by Yeda that is not curable or is not cured within 30 days, or as a result of the occurrence of certain bankruptcy events involving Yeda that are not reversed within 60 days.

The counter parties to these in-licensing agreements are entitled to terminate the agreements under certain conditions, including (i) a fundamental breach by us that is not curable or is not cured within 30 days, (ii) dissolution, liquidation or bankruptcy, attachment of assets, arrangement with creditors and similar events involving our company, in each case if not reversed within 60 days (or, in certain instances, right away), (iii) in the case of the PHS agreement, due to one of a number of failures by us, such as failure to (a) conform with the milestones and/or plan for commercialization of our product, (b) develop a sufficiently safe product to obtain regulatory approval (c) to make our product developed on the basis of the PHS patents sufficiently accessible to the U.S. public, (d) to manufacture the products in the United States, as required under the agreement, and (iv) in the case of the Yeda agreement, due to our taking actions that threaten the patents registered pursuant to the agreement or due to the cancellation of the first two patent families.  Furthermore, Yeda may terminate the research being performed under the Yeda agreement upon notification from the PHS that research under the Yeda agreement will violate the first two patent families.  The PHS may also terminate our agreement with it due to a material, false disclosure in any of our applications for regulatory approval or in any report that we provide under the agreement.

To our best knowledge, our key consultant— Professor Abraham Zangen, Ph.D.— is entitled to receive a significant portion of the royalties paid by us to Yeda pursuant to the terms of our in-licensing agreement with Yeda.  In addition, to our best knowledge, Dr. Yiftach Roth, our Research and Development Manager and director, along with Professor Zangen, are entitled to receive a certain portion of the royalties paid by us to the PHS pursuant to the terms of our in-licensing agreement with the PHS.  Please see “Certain Relationships and Related Party Transactions— Royalties Payable Indirectly to Professor Zangen and Dr. Roth” below in this prospectus.

Additional In-Licensing Agreements with R&D Collaborators

Besides the agreements with the PHS and Yeda for our core intellectual property rights, we have also in-licensed and intend to continue to in-license development, production and marketing rights from selected research and academic institutions in order to capitalize on the clinical tests that they carry out on our behalf for applications of our Deep TMS technology.  Under certain of our collaborative arrangements with these institutions, we retain full intellectual property rights to all results and products of development and clinical testing activities (such that we have no need for any in-license), while under other such arrangements, such intellectual property rights are shared or are retained by our partners, in which case we in-license the right to further develop and market Deep TMS applications based upon such rights.  When entering into in-licensing agreements with these institutions, we generally seek to obtain unrestricted sublicense rights in order to enable us to provide further rights to distributors and/or other third parties with whom we cooperate or may cooperate in the future.  We are generally obligated under these in-licensing agreements to make development milestone payments, pay royalties on any product sales/treatment fees, and make payments upon the grant of sublicense rights.  We generally insist on the right to terminate any such in-license for convenience upon prior written notice to the licensor.

The scope of payments we are required to make under our in-licensing agreements with academic and research collaborative partners is comprised of various components that are paid commensurate with the progressive development and commercialization of the therapeutic applications of our Deep TMS system.  In general, we do not agree to make any upfront payments as part of our in-licensing arrangements with our collaborative partners.

Our in-licensing agreements generally provide for the following types of payments:

•
Revenue sharing payments.  These are payments to be made to licensors with respect to revenue that we may receive from sub-licenses to third parties (should we enter into such sub-licenses in the future).  These payments are generally fixed at a percentage of the total amounts that we earn from sub-licenses involving applications of our device.

•
Royalty payments.  To the extent that we succeed in completing the development and marketing of a therapeutic application, we are generally required to pay our licensors royalties on the sales or rental fees of the end product for such applications or percentages of fees that we collect for treatments of patients involving such applications.  These royalty payments are generally based on the net revenue from these sales or fees.

The royalty and revenue sharing rates we agree to pay in our in-licensing agreements vary from case to case, but generally range from 0.75% to 3% of the consideration we receive from sales or rental fees, fees collected for treatments and sublicenses of the applicable therapeutic application.

Other Material Agreements

The following are summary descriptions of certain material agreements to which we are a party, in addition to the in-licensing agreements and the other agreements described in other sections of this prospectus.  The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to the registration statement of which this prospectus forms a part.

Intercompany Research and Development Services Agreements

Prior to our incorporation, Brainsway, Inc. (presently our wholly-owned Delaware subsidiary), and Brain Research Services had executed an agreement, in effect from September 1, 2003 until December 31, 2005, that governed the research and development services that Brain Research Services provided to Brainsway, Inc.  Under the agreement, Brain Research Services provided to Brainsway, Inc. research and development services in the TMS field with respect to the treatment of depression, addiction and other disorders or deficiencies of brain function, and the intellectual property deriving from the development activity performed was in the full and exclusive ownership of Brainsway, Inc.

On March 7, 2006, Brainsway, Inc. and Brain Research Services entered into a new research and development agreement, effective retroactive to January 1, 2006, under which Brainsway, Inc. granted to Brain Research Services a non-exclusive right to use the license that Brainsway, Inc. received from the PHS, for the sole purpose of continuing to provide research and development services to Brainsway Inc. in connection with the TMS technology.  The current agreement may be terminated by either party thereto upon breach of the agreement by the other party.  All of the intellectual property rights deriving from the research and development activity performed by Brain Research Services under the new agreement belong to it, including rights for continuation of development, manufacturing, marketing, distribution and sale of products based on such activity, whereas rights deriving from knowledge and activities gained or carried out prior to January 1, 2006 remain in Brainsway Inc.’s exclusive ownership, but are licensed to Brain Research Services.  In consideration for Brainsway Inc.’s payment of development costs related to the PHS-licensed intellectual property through the end of 2005 under the original agreement between these two entities, which intellectual property was licensed to Brain Research Services under the new agreement, Brain Research Services will pay Brainsway, Inc. royalties at a rate of 2% of the sum that Brain Research Services receives for products that it sells based on such license.  These arrangements enable the utilization by Brain Research Services, which employs all of our employees, of our key intellectual property rights licensed from the PHS, notwithstanding the fact that our United States subsidiary, Brainsway, Inc. is technically a party to the licensing agreement with the PHS and furthermore enables us to meet conditions related to our receipt of grants from the OCS that require that our intellectual property be developed in Israel by Brain Research Services.  The 2% royalties constitute what we deem to be fair consideration for the conveyance of the PHS rights on an intercompany basis between our United States and Israeli subsidiaries.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our Deep TMS technology, its therapeutic applications, and related technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights.  Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.  We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.  We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments.

Patents.  As of March 31, 2011, we had in-licensed four issued patents and an additional four patent applications that had been filed as part of a first family of patents, one additional patent application that has been allowed and six patent applications that had been filed as part of a second family of patent applications, and two patent applications that had been filed as part of a third family (including, in the case of each such family of patents or patent applications, a Patent Cooperation Treaty, or PCT, international application which can later be filed in multiple countries).  All of these patents and patent applications were exclusively licensed to us for use for our Deep TMS technology and all therapeutic applications of it.  Patents related to our Deep TMS technology provide future competitive advantages by providing exclusivity related to the method of administration of treatment for applications of such technology and thereby materially improve the value of our Deep TMS system.  The primary family of issued patents and patent applications upon which our Deep TMS technology is based and all of our clinical trials are conducted— covering the design and general principles of operation and use of our proprietary coil— along with two secondary families of patent applications covering additional characteristics and qualities of our Deep TMS system, which are at earlier, developmental stages, are each described below.  These three families of patent and patent applications are licensed to us exclusively under the terms of our in-licensing agreements with the PHS and Yeda (as appropriate) described under “In-Licensing Agreements for Core Deep TMS Technology Intellectual Property Rights.”

•
The first family of patents and patent applications, upon which our Deep TMS technology is based and which covers our unique coil and its use in our Deep TMS system, is held by the DHHS/NIH and is issued or pending in numerous jurisdictions.  The first patent in this family was initially applied for by the NIH in the United States on October 20, 2000 through a U.S. provisional patent application.  On October 19, 2001, a corresponding application was filed under the PCT, based on the U.S. provisional patent application.  The PCT international application provides the option for filing a patent application in any PCT organization member state within a period of up to 30 months from the date of filing of the original priority document, in this case, the U.S. provisional patent application filed in October 2000.  For purposes of priority (relative to any potential competing patent applications), the date of filing of a specific application in a PCT member state is deemed to relate back to the date of filing of the general PCT application.  During such 30-month period, we filed for corresponding patent applications in the name of the NIH in the United States, the EU, Canada, Australia, Israel, Japan and Hong Kong.  In January 2007, this patent was issued in the EU and in Hong Kong, in March 2007 it was issued in Australia, and in August 2008 it was issued in the United States.  The patents and potential patents that are part of this family of patents generally have durations (or will have durations, following issuance) that extend until October 2021 (assuming that maintenance fees with respect thereto are paid), except in the United States, where the duration extends until January 2023 (assuming the payment of maintenance fees).

•
A second family of allowed and filed patent applications covers the additional characteristics of the unique coil system of our Deep TMS system, including the advanced stimulator that we are developing for use in a more advanced version of our Deep TMS system currently under development.  These patent applications were originally applied for in the name of several inventors who are not all our employees, including researchers from the NIH and the Weizmann Institute of Science, and were subsequently assigned jointly to Brainsway, Inc., the DHHS/NIH and Yeda.  An application was filed with respect to this second family of patents in the United States on June 16, 2005, and, on June 16, 2006, a corresponding application was filed under the PCT based on the U.S. application.  During the 30-month period following the filing of the U.S. application, corresponding patent applications were filed in the EU, Canada, Australia, Israel, Japan and Hong Kong.  In March 2011, this patent application was allowed in the United States, although allowances of the remaining patent applications have yet to be received in any other country.  We have in-licensed rights to this second family of patent applications (and the related patents to be potentially issued) under our in-licensing agreements with each of the NIH and Yeda, as described above.  If issued, the patent that is part of this family for which the patent application has been allowed in the United States is likely to have a duration that extends until June 2025 (assuming the payment of maintenance fees), while the other patents that are part of this family, if issued, will generally have durations that extend until June 2026 (assuming that maintenance fees with respect thereto are paid).

•
The third family of patent applications related to our Deep TMS system covers additional characteristics of several Deep TMS systems, including several Deep TMS coils and stimulators and methods of use.  We filed a patent application with respect to these characteristics in the United States on December 11, 2008.  On December 11, 2009, we filed a corresponding application under the PCT as well; based on such application, the last possible date for filing corresponding applications in the PCT’s member states is June 11, 2011.  We have in-licensed rights to this third family of patent applications (and the related patents to be potentially issued) under our in-licensing agreements with Yeda, as described above.  The patents that are part of this family, if issued, will generally have durations that extend until December 2029 (assuming that maintenance fees with respect thereto are paid), except in the United States, where the potential patent’s duration is expected to extend until June 2028 (assuming the payment of maintenance fees).

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions.  Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.  As of the date of this prospectus, we are not aware of any claim, suit or other basis for precluding registration of any of the three families of patent applications described above.  Nevertheless, we do not know whether any of our patent applications or those patent applications that we in-license (absent our first in-licensed patent, for which registration has been secured in some countries) will result in the issuance of any patents.  Non-registration of any such patents may harm our ability to protect our intellectual property, our ability to compete in the mental health market, and our results of operations. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our product.  Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors.  Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before our product can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.  See the risk factors above entitled “Our right to most of the intellectual property associated with our Deep TMS system results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing our Deep TMS system” and “Patent protection for our product is important and uncertain.”

Licenses.  For a description of our in-licenses for the initial three patent and patent application families covering our Deep TMS technology, please see “In-Licensing Agreements for Core Deep TMS Technology Intellectual Property Rights.”  For a description of additional in-licensing agreements that we enter into with our collaborative partners for research and development from time to time, please see “Additional In-Licensing Agreements with R&D Collaborators.”

Trade Secrets.  We may rely, in some circumstances, on trade secrets to protect our technology.  However, trade secrets can be difficult to protect.  We seek to protect our proprietary technology and processes, in part, through confidentiality agreements and assignment of inventions agreements with our employees, consultants, scientific advisors and contractors.  We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.  While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach.  In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Clinical Research Organizations

We outsource certain preclinical and clinical development activities to contract research organizations, or CROs, which assist us in meeting FDA or EEA regulatory requirements and standards.  Currently, we contract the services of a CRO to manage our regulatory activities in the United States, Canada, Europe and Brazil and to manage our clinical activities related to our multi center study for the treatment of clinical (or major) depression. The regulatory activities carried out by the CROs include all communications and submissions to the FDA, Health Canada, EEA Notified Body and Brazilian Health Authorities for all regulatory applications relevant to the different coils developed by us for different clinical applications, including, but not limited to, clinical depression, bipolar disorder, obesity, cocaine addiction and others. The clinical activities related to the multi center study for the treatment of clinical depression that the CRO handles include study protocol development, case report form (or CRF) development, institutional review board, or IRB, submissions, IRB and clinical site communications, site initiations, monitoring activities, database establishment and maintenance, clinical data entry, statistical analysis, Data Safety Monitoring Board management and clinical report preparations.

We create and implement the development plans for the applications of our Deep TMS system and, during the preclinical and clinical phases of development, outsource the work to the CROs according to the specific requirements of the therapeutic application under development.

For the year ended December 31, 2010, we incurred NIS 939,000 (or approximately $264,500) payable to CROs in connection with the above-described services that they provided to us.

Product Liability and Insurance

We maintain insurance for our offices in Israel.  Our Israeli insurance program covers equipment, machinery, stock and movable property against risk of fire, burglary and other perils, as well as the physical structure of our offices and lease improvements.  We also have in place an employer liability insurance policy and third party liability insurance.

We also maintain a policy for insurance of liability stemming from clinical trials.  This policy covers liability for bodily injuries of trial subjects as a result of all of the clinical trials performed by our companies, except in countries which require special insurance coverage.  The insurance coverage term under this policy lasts 12 months and is designated to be renewed annually.  The policy covers claims that are discovered within the insurance term and with regard to which a claim is filed within the insurance term (a “Claims Made” type policy), but also covers retroactively, subject to a lower limit, claims made at a later time that relate to occurrences during the term of coverage.  In Israel, the discovery period for an insurance claim for which coverage must be provided by an insurer has been extended to seven years from the end of the insurance term.

We believe that the amounts of our insurance policies are adequate and customary for a business of our kind.  However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Employees

As of December 31, 2010, we had 36 employees, all of which were employed in Israel by Brain Research Services.  Neither we nor Brainsway, Inc. has any employees.  The total number of our employees, and the distribution of our employees within the divisions of our company, in each case as of December 31, 2008, 2009 and 2010, is set forth in the following table:

Division	December 31, 2008	December 31, 2009	December 31, 2010
General, Administrative & Finance	3	4	5
Research and Development	6	7	12
Quality Control	1	2	2
Manufacturing and Production	5	9	11
Engineering	2	3	3
Clinical Trials	1	1	3
Total	18	26	36

Of our employees, three hold M.D. or Ph.D. degrees.

In addition to the above-listed employees, our workforce includes six consultants who are engaged pursuant to specific consulting agreements and whose work contribution is substantial and may not readily be replaced.

While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Labor.  Such orders are part of the employment related laws and regulations which apply to our employees and set certain mandatory terms of employment.  Such mandatory terms of employment primarily concern the length of the workday, minimum daily wages, pension plan benefits for all employees, insurance for work-related accidents, procedures for dismissal of employees, severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced an employment-related work stoppage and believe our relationship with our employees is good.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing noise emissions.  We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations.  Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us.  Significant expenditures could be required in the future, however, if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Property and Infrastructure

We are headquartered in Jerusalem, Israel.  Since November 2007, we lease, through Brain Research Services, our Jerusalem facility pursuant to a sublease agreement with an unrelated third party (which itself leases the premises) that expires on May 27, 2011.  The facility contains approximately 530 square meters of space, and lease payments and management fees are approximately $7,800 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS, based on a fixed U.S. dollar/NIS exchange rate of NIS 3.95 per one U.S. dollar.  The monthly payments owed are adjusted based on movements in Israel’s Consumer Price Index since October 2007.  This facility houses our administrative and research operations and our central laboratory.  Substantially all of our employees are based in this facility.

Our property and equipment located at our Israeli facility consist of medical equipment, office furniture, computer systems and leasehold improvements, the aggregate value of which amounted to $118,000 and $393,000 as of December 31, 2009 and December 31, 2010, respectively.

Legal Proceedings

We are not involved in any material legal proceedings.

GOVERNMENT REGULATION AND FUNDING

We operate in a highly controlled regulatory environment.  Stringent regulations establish requirements relating to analytical, toxicological and clinical standards and protocols in respect of the testing of medical devices.  The regulations to which we are subject also cover research, development, manufacturing and reporting procedures, both pre- and post-approval.  In many markets, especially in Europe, marketing and pricing strategies are subject to national legislation or administrative practices that include requirements to demonstrate not only the quality, safety and efficacy of a new product, but also its cost-effectiveness relating to other treatment options.  Failure to comply with regulations can result in stringent sanctions, including product recalls, withdrawal of approvals, seizure of products and criminal prosecution.

Before obtaining regulatory approvals for the commercial sale and/or distribution of our Deep TMS system for particular therapeutic applications, we must demonstrate through preclinical studies and clinical trials that such applications are safe and effective.  Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials.  In addition, a number of medical devices have shown promising results in clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals.  We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials.  Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, and the emergence of unforeseen safety issues and governmental and regulatory delays.  If a therapeutic application fails to demonstrate safety and efficacy in clinical trials, this failure may delay the development of other therapeutic applications of our Deep TMS system and hinder our ability to conduct related preclinical studies and clinical trials.  Additionally, as a result of these failures, we may also be unable to obtain additional financing.

Governmental authorities in all major markets require that a new medical device be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal, which can result in an expensive and lengthy approval process.  The time to obtain approval varies by country.  In the past, it generally took from six months to four years from the application date, depending upon the quality of the results produced, the degree of control exercised by the regulatory authority, the efficiency of the review procedure and the nature of the product.  Some products are never approved.  In the past years, there has been a trend towards longer regulatory review times in the United States due to increased regulation and higher quality, safety and efficacy standards.  On the other hand, in recent years there has been a trend toward shorter regulatory review times in certain European countries.

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications.  However, the past 10 years have shown a gradual trend toward the harmonization of medical device approval standards, starting in individual territories in Europe and then in the EEA as a whole, in Japan, and in the United States under the aegis of the International Conference on Harmonization, or ICH.  In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities.  The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

For the purpose of receipt of the approvals and licenses in accordance with the regulation and quality assurance requirements of various countries, we engaged, in August 2007, an external regulation consultant, who has extensive experience in that field (and who is not related to us and/or our controlling shareholders). Within the framework of his duty, the consultant provides us with services pertaining to the regulation proceedings for the purpose of receipt of the FDA and CE approvals (as described below), engages in supervision and management of some of the clinical trials conducted by us, and provides ongoing consultation to us regarding regulatory matters.  The cost of the consultant’s employment is not expected to be material to us, and the estimation of such cost is included in the research and development costs itemized elsewhere in this prospectus.

A summary of the United States, EEA and Israeli regulatory process follows below.

United States

In the United States, medical devices are subject to rigorous regulation by the FDA.  The U.S. Federal Food, Drug and Cosmetic Act, or FDCA, and other federal and state statutes and regulations govern, among other things, the research, design, development, pre-clinical and clinical testing, manufacture, safety, efficacy, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution, and import and export of medical devices.  Failure to comply with applicable regulatory requirements may subject us to a variety of administrative or judicially imposed sanctions and/or prevent us from obtaining or maintaining required approvals to market our Deep TMS system.  Failure to comply with the applicable U.S. requirements may subject us to stringent administrative or judicial sanctions, such as agency refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions or criminal prosecution.

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to Quality System Regulations, or QSRs;

•	Class II: general controls, pre-market notification (510(k)), and specific controls such as performance standards, patient registries, and postmarket surveillance; and

•	Class III: general controls and approval of a Premarket Approval Application, or PMA.

Devices deemed to pose lower risk are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution.  This process is known as 510(k) clearance.  Some low risk devices are exempt from this requirement.  Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, a device deemed to be not substantially equivalent to a previously cleared 510(k) device or a “preamendment” Class III device (in commercial distribution before May 28, 1976) for which premarket applications have not been called, are placed in Class III.  As experience and knowledge about a device increase, the original classification can be adjusted through the reclassification process.  The FDA can change the classification of a device based on the FDA’s receipt of new information about a device.  The FDA may, on its own, or in response to an outside petition, change a device’s classification by regulation.  A manufacturer that wishes to have a device reclassified to a lower class must convince the FDA that the less stringent class requirements will be sufficient to provide reasonable assurance of safety and effectiveness.  On the other hand, the FDA may determine that based upon new information abou the safety and effectiveness of a device that the device requires more stringent controls through a higher classification.

To obtain 510(k) clearance for a medical device (or for certain modifications to devices that have received 510(k) clearance), a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976— i.e., to a “predicate device,” for which the FDA has not yet called for the submission of a PMA application.  In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the two devices are comparable in intended use, technology, and safety and effectiveness.  If the FDA determines that they are, the device may be cleared for marketing.  The FDA’s 510(k) clearance pathway generally takes from three to twelve months from the date on which the application is completed, but can take significantly longer.  If the FDA determines through its review of a submitted 510(k) notification claiming substantial equivalence to a predicate device that the device is not substantially equivalent, the device is automatically designated as a Class III device and generally must pursue regulatory approval through the PMA process.  However, for certain low-risk devices that have been deemed not substantially equivalent, the manufacturer may request a “de novo” classification of its device within 30 days of receiving the not substantially equivalent determination.  FDA is required to complete its review of a “Request for Evaluation of Automatic Class III Designation” or a “de novo” classification request within 60 days although the FDA’s review of  these requests has historically taken longer.   Pursuant to the FDA’s “de novo” review process, if the FDA determines that the automatic Class III designation should be changed, it will issue a written order to reclassify the device.  This order permits the submitter to market the device, and the device may serve as predicate for other 510(k) notifications.  Moreover, the FDA recently announced specific action items that it intends to take to improve the 510(k) program.  The FDA issued its recommendations and proposed action items in response to concerns from both within, and outside of, the FDA about the 510(k) program.  Although the FDA has not detailed the specific modifications or clarifications that it intends to make to its guidances, policies, and regulations pertaining to the 510(k) process, the FDA’s announced action items signal that additional regulatory requirements are likely.  Included in the FDA’s announced reform is a continuing consideration of changes that would streamline the FDA’s 510(k) de novo process.  These additional requirements could increase the costs or time for manufaturers seeking marketing clearances through the 510(k) process or affect a company’s ability to pursue clearance through the FDA’s 510(k) de novo review process.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or a device in commercial distribution before May 28, 1976, for which PMAs have not been required, generally require a PMA before they can be commercially distributed.  A PMA must be supported by extensive data, including technical, pre-clinical, clinical trials, manufacturing and labeling, in order to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.  After a PMA is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer.  As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities and the clinical sites where the supporting study was conducted.  The facility inspection evaluates the manufacturer’s compliance with QSR requirements, which govern design development, testing, control, documentation and other aspects of quality assurance with respect to the design and manufacturing process.  An inspection of clinical sites evaluates the performance of the clinical studies for compliance with Investigational Device Exemption, or IDE, requirements described below.  During the review period, an FDA advisory committee, typically a panel of clinicians, is likely to be convened to review the application and recommend to the FDA whether the device is considered safe and effective for its intended use and comment on the device’s risk versus its benefit.  The FDA is not bound by the advisory panel decision, and will only take its recommendations into consideration.  If the FDA evaluation is favorable, it will approve the PMA and the device may be marketed in the United States.  The FDA may approve the PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, collection of long-term follow-up data from patients in the clinical study that supported PMA approval, or requirements to perform additional clinical studies post-approval.  Failure to comply with the conditions of approval can result in a material adverse enforcement action, including the loss or withdrawal of the approval.  Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling, intended use or indication, or its manufacturing process.  Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to the information needed to support the proposed change from the product covered by the original PMA.  During the review of our PMA, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited.  Overall, the approval process in the Class III track is expensive and prolonged (usually between two years and five years), and its results are more uncertain.

Based on feedback that we have received from the FDA in respect of our IDE application (which is described below), we believe that our device will be classified by the FDA as a Class III device, as the FDA has indicated to us that it believes that there is no predicate device for the Deep TMS device, to which the Deep TMS device is substantially equivalent.  By contrast, surface TMS devices have, in the past, been accorded Class II medical device classifications that only require pre-market notification (510(k) submissions).  Our inability to rely upon the surface TMS treatment device as a predicate device for a pre-market notification (510(k) submission) for our Deep TMS device stems from our device’s broader patient population indication, and its ability for deeper stimulation, when compared to surface TMS, which, in the view of the FDA, creates uncertainty as to how the additional patients and deeper regions not treated via surface TMS treatment will react to Deep TMS treatment.  Although we intend to evaluate all of our potential options for pursuing required clearances or approvals, including, for example, the 510(k) de novo process, we currently intend to submit a PMA for our Deep TMS system for treatment of clinical depression based upon the feedback we have received from the FDA to date.

FDA Postmarket Regulation.

Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing with the FDA;

•
QSR requirements, which require manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

•
medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•
corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

 Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or PMA approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted PMA approvals.

 We are subject to announced and unannounced inspections by the FDA to determine our compliance with regulatory requirements, and these inspections may include the manufacturing facilities of our subcontractors. We have not yet been inspected by the FDA or any other regulatory authority.  Furthermore, later discovery of previously unknown problems with any product, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the product within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the product, including the withdrawal of the product from the market or voluntary or mandatory recalls.

FDA IDE Approval for Human Clinical Trials and Start of Multi-Center Clinical Depression Trials

All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies.  If an investigational device could pose a significant risk, the FDA must approve an investigational device exemption, or IDE, application prior to commencing human clinical trials.  An IDE application must be supported by data, typically including the results of animal, laboratory and/or feasibility clinical testing, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound.  In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site.  If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA.  If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA.  Submission of an IDE does not give assurance that the FDA will approve the IDE, and, if it is approved, the FDA may determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials.  Additionally, after a trial begins, the FDA or the IRB at each institution at which a clinical trial is being performed may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk.  An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects.  During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and record keeping requirements. There can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

In November 2007, we filed a pre-IDE application with the FDA with respect to our Deep TMS system for treatment of major (or clinical) depressive disorder in the U.S.  Our pre-IDE application contained our clinical trial protocols for assessment of the safety and effectiveness of the Deep TMS system for treatment of major depressive disorder.  On May 12, 2008, our representatives held a pre-IDE meeting with the FDA at which our application was discussed.  After approximately 10 days, the FDA agreed to our filing an IDE application.  Accordingly, on September 11, 2008, we filed an IDE application with the FDA.  On October 23, 2008, we received the FDA’s approval of our IDE application, thereby allowing us to proceed with the performance of our multi-center trial with our Deep TMS system for treatment of major (or clinical) depressive disorder.

The IDE approval by the FDA enabled us to receive IRB approvals (the approval of the committee at the institutes in which trials are conducted) in the various institutions in the U.S., and Helsinki Committee approvals (equivalent approvals at Israeli institutions) in medical institutions in Israel, at which we sought to conduct our multi-center trial for the application of our device for the treatment of major depressive disorder.  We engaged several medical institutions in the United States, Europe and Israel for the purpose of performing the multi-center trial.  On January 29, 2009, we received the IRB approvals of the John Hopkins Medical Center in Baltimore, Maryland and the Gateway Hospital and Mental Health Center in California for commencement of our multi-center trial.  On April 20, 2009, the Israeli Ministry of Health approved the performance of the multi-center trial at the Be’er Yaakov Mental Health Center, and at four other medical centers participating in the trial in Israel (Rambam Medical Center in Haifa, Hadassah Ein Kerem Hospital in Jerusalem, Shalvata Hospital in Hod HaSharon and Kfar Shaul Mental Health Center in Jerusalem).  We also received IRB approval from the Medical University of South Carolina, the Medical Center of the University of California Los Angeles (UCLA) and the UC Davis Center for Mind and Brain, Davis Medical Center.  We expect to receive, in the near future, additional IRB approvals or equivalent approvals from other medical centers where the trial will be conducted, such that it will be possible to commence the multi-center trial in those institutions as well.  During February 2009, we held an investigators meeting in the United States at which researchers who are expected to perform the multi-center trial in various medical institutions in the United States, Canada, Israel and Germany participated.  On July 1, 2009, the registration of the trial was completed on the official website of the NIH, where all of the medical centers participating in the trial are listed.  Most of the centers participating in the trial signed trial agreements with us.  As of the date of this prospectus, the preparations have been completed for commencement of the trial at most of the participating medical centers in the United States, Israel and Europe.  On October 14, 2009, the treatment of the first patient participating in the multi-center clinical trial commenced; the trial is expected to continue until approximately the end of the calendar year 2011.

European Economic Area

In the EEA, which is composed of the 27 Member States of the EU, plus Liechtenstein, Norway and Iceland,  our devices are required to comply with the essential requirements of the Medical Devices Directive (Council Directive 93/42/EEC of 14 June 1993, concerning medical devices, as amended), or the Medical Devices Directive, before they can be commercialized.  Compliance with these requirements entitles us to affix the CE conformity mark, or CE mark, to our medical device. In order to demonstrate compliance with the essential requirements and obtain the right to affix the CE mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification.  Except for certain types of low-risk medical devices, where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA, to conduct conformity assessments.  The Notified Body’s conformity assessment will generally include an audit of the manufacturer’s quality assurance system, which, if successful, will result in the granting of an EC Certification.

The Medical Devices Directive was recently amended by Directive 2007/47, which entered into force on March 21, 2010, and the European Commission is currently reviewing the medical devices legislative framework with the aim of simplifying it and ensuring a more uniform application of the provisions contained in the applicable European Directives across the EEA.

In the EEA, we must also comply with the Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device.  Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly might lead to or might have led to the death of a patient or user, or of other persons, or to a serious deterioration in their state of health) must be reported by the manufacturer to the relevant EEA National Competent Authority.  The Medical Device Vigilance System is also intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Action (FSCA) across the EEA Member States where the device is in use.  An FSCA is an action taken by a manufacturer to reduce the risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market.  An FSCA may include device recall, modification, exchange or destruction.  The manufacturer or its legal representative must inform its customers and/or the end users of the device as to the taking of an FSCA.

In the EEA, the advertising and promotion of our products is subject to EEA Member States’ laws implementing the Directive 93/42/EEC concerning Medical Devices, which we refer to as the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and the Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices.  These laws restrict the advertising and promotion of our product to the general public and also impose limitations on our promotional activities with health care professionals.  These laws also apply to other manufacturers of medical devices that are similar to ours.

On October 6, 2008, we received from MEDCERT, an EEA Notified Body, the necessary EC Certificate of Conformity to enable us to affix the CE mark for our Deep TMS system for the treatment of major depressive disorder.  On September 3, 2009, we received the necessary EEA Notified Body approval to affix the CE mark for our Deep TMS system for the treatment of bi-polar disorder (manic depression) as well; and, on February 16, 2010, we received the necessary EEA Notified Body approval to enable us to affix the CE to our Deep TMS system for the treatment of schizophrenia, following an update of our device’s technical file with results of our completed schizophrenia clinical trial.  We intend to seek EEA Notified Body approvals for further applications of our Deep TMS system as soon as our clinical trial results with respect to such applications are finalized successfully (assuming that we achieve successful results for such trials).

Israel

Clinical Testing in Israel

Israel’s Ministry of Health, which regulates medical testing, has adopted protocols that correspond, generally, to those of the FDA and the EEA medical device regulations, making it comparatively straightforward for studies conducted in Israel to satisfy FDA and the EEA requirements, thereby enabling medical technologies subjected to clinical trials in Israel to reach U.S. and EEA commercial markets in an expedited fashion.

In order to conduct clinical testing on humans in Israel, specific authorization must be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, which approval is subject to the authorization of the Ministry of Health.  In the event of a special medical trial, as detailed below, at the determination of the institutional ethics committee, the approval of the Ministry of Health is not required.  Clinical trials in Israel are governed by the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, the Guidelines for Clinical Trials in Human Subjects, and other applicable regulations and legislation, in each case which was adopted in accordance with the requirements of the Helsinki Declaration (given Israel’s status as a signatory thereto).  Such health regulations and guidelines, along with the provisions of the updated Harmonized Tripartite Guideline for Good Clinical Practice ICH-GCP (E6) and the provisions of the updated Standard for medical research in human beings with medical appliances and devices (MAD): EN 540 Clinical Investigation of Medical Devices for Human Subjects, determine the arrangements for approval of the performance of a medical trial and trials, among others, in acknowledged medical equipment, which is defined as a special medical trial on human beings.  In certain circumstances, these regulations also require authorization for trials in medical equipment from the supreme ethics committee, appointed by the General Manager of the Israeli Ministry of Health.

The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the trial to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing.  Since we have performed most of the clinical studies on the therapeutic applications of our medical device in Israel, we are required to obtain, and have been obtaining, authorization from the ethics committee (i.e., the Helsinki Committee) and general manager of each institution in which we conduct our clinical trials, and to the extent required, the Israeli Ministry of Health.

Other Countries

In addition to regulations in the United States, the EEA and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of medical devices in other countries.  Whether or not the therapeutic applications of our Deep TMS system receive approval from the FDA or the EEA or Israeli regulatory bodies, approval of such applications must be obtained from the comparable regulatory authorities of other countries before we can commence clinical trials or marketing of the product in those countries.  The approval process varies from country to country, and the time may be longer or shorter than that required for FDA, EEA or Israeli approval.  The requirements governing the conduct of clinical trials and product approval vary greatly from country to country.

In Brazil, in particular, where we are party to a distribution agreement with Meizler and are awaiting regulatory approval for our Deep TMS system to enable commercialization of it, the approval process for a medical device involves several stages, including: classification of a device into one of four classes under regulations published by Agência Nacional de Vigilância Sanitária, or ANVISA, the Brazilian government agency authorized to provide medical device approvals; the appointment of a representative holding a working company allowance from ANVISA as registration holder for the device; proof of compliance with Brazilian good manufacturing process; the preparation of a file with technical information on the device and proposed device labeling; submission by the representative of a registration application together with a technical file to ANVISA; and, if approved by ANVISA, publication of the device’s registration number by ANVISA, which registration is valid for a five year period.  Based on information provided to us by Meizler, we anticipate receipt of regulatory approval for our Deep TMS system in Brazil within the next several months.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of medical devices regulated by the FDA or EEA medical device regulations and other applicable regulatory bodies or regulations to which we are subject.  In addition, regulations and guidance are often revised or reinterpreted by national agencies in ways that may significantly affect our business and the therapeutic applications of our device.  It is impossible to predict whether such legislative changes will be enacted, whether FDA or EEA medical device regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be.  In particular, we are aware that the FDA is currently implementing significant changes to the regulatory approval process, some of which may affect us.  We may need to adapt our business and therapeutic devices and applications in response to these or other changes that occur in the future.

Israeli Government Programs

Israel Office of the Chief Scientist

Research and Development Grants.  The development of our Deep TMS system and a number of its therapeutic applications have been financed, in part, through grants from the OCS in accordance with the Research Law.  In December 2010, we received approval from the OCS for the grant of 60% of our new, NIS 7.1 million ($2.0 million) budget for our Deep TMS development project related to depression for the period of July 1, 2010 through June 30, 2011— i.e., approximately NIS 4.26 million ($1.20 million)— subject to our submission of supporting documentation that evidences our related expenditures.  In January 2011, we received an advance payment of NIS 1.48 million (approximately $417,000, based on the dollar-NIS exchange rate on December 31, 2010) of such additional funding under our new budget.  In December 2009, we received OCS approval for our prior Deep TMS development project, for which the OCS has provided us with 60% of the NIS 6.9 million project budget that it had approved.  As of the date of this prospectus, we have received NIS 4.15 million under such project from the OCS.  During 2008, we had received NIS 3.6 million of grants from the OCS.  Under the Research Law, royalties on the revenues derived from sales of products developed with the support of the OCS are generally payable to the Israeli government at the rates of 3.0% during the first three years of repayment, 4.0% from the fourth year through the sixth year, and 5% for the seventh year and subsequently.  However, in accordance with procedures published by the OCS, we actually are charged at a rate of 3% during the first three years of repayment and 3.5% for the fourth year and beyond.  The obligation to make these payments terminates upon repayment of the amount of the received grants, as adjusted for fluctuation in the U.S. dollar-NIS exchange rate, plus any additional amounts as described below.  The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.  We are obligated to repay OCS grants on a semi-annual basis; repayments are made in U.S. dollars.  We commenced commercial distribution of our system during the fourth quarter of 2009 and, therefore have commenced paying royalties to the Israeli government.  As of December 31, 2010 and March 31, 2011, we owed approximately $3.5 million (which included approximately $330,000 of accrued interest) to the Israeli government under grants received from the OCS and $3.75 million (which includes approximately $350,000 of interest), respectively, in respect of such grants.

Pursuant to the Research Law, recipients of grants from the OCS are prohibited from manufacturing products, technologies and know-how developed using OCS grants or derived from technology developed with OCS grants outside of Israel and from transferring rights to manufacture such products outside of Israel.  However, the Research Committee of the OCS may, in special cases, approve the transfer of manufacture or of manufacturing rights of a product, technology and know-how developed in an approved program or which results therefrom, outside of Israel.  If we were to receive approval to manufacture or to transfer the rights to manufacture our product, technologies and know-how developed with OCS grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that is performed outside of Israel.  In addition, the royalty rate applicable to us could possibly increase by 1%.  The Research Law does enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties; however, the OCS rarely grants such approval.  Therefore, we may need to seek the required approvals and, upon receipt of such approvals, we may need to make these additional payments, because the terms of our in-licensing agreement with the PHS, under which we are required (unless the PHS waives such requirement) to manufacture primarily in the United States those products that we market in the United States on the basis of our license from the PHS.  See “Risk Factors - We have received Israeli government grants for certain of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  Such grants may be terminated or reduced in the future, subject to repayment and/or penalties could be levied upon us which would increase our cost.

In addition, under the Research Law, we are prohibited from transferring our OCS-financed know-how, technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the prior approval of the OCS and relevant authority under the Research Law.  We may not receive the required approvals for any proposed transfer and, if received, we may be required to pay the OCS special reimbursement which will be determined according to the OCS regulations.  The scope of the support received, the royalties that we may have already paid to the OCS, the amount of time that has elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS.  In addition, approval of the transfer of technology to residents of Israel is required, and may be granted in specific circumstances, only if the recipient explicitly agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.  No assurances can be made that approval to any such transfer, if requested, will be granted.  The out-licensing of OCS-supported technologies may be deemed by the OCS to be a transfer of technology and would therefore require approval of the OCS, as well as potential payment to the OCS of a portion of the consideration received for such out-license.

The State of Israel does not own intellectual property rights in technology developed with OCS funding pursuant to the Research Law, and there is no restriction on the export of products manufactured using technology developed with OCS funding.  The products, technology and know-how are, however, subject to transfer of know-how, manufacturing activities and manufacturing rights restrictions as described above.  For a further description of such restrictions, please also see “Risk Factors—Risks Relating to Our Operations in Israel- We have received Israeli government grants for certain of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs.”  OCS approval is not required for the export of any products resulting from the research or development or for the licensing of any technology in the ordinary course of business.

Benefited Enterprise Program

We have applied for certain tax benefits under the Israeli law relating to Benefited Enterprises.  Please see the description of this government program below under “Taxation—Israeli Tax Considerations—Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959”.

MANAGEMENT

Executive Officers, Directors and Key Consultant

The following table sets forth information for our executive officers, directors and a key consultant upon whose work we depend as of the date of this prospectus.  Unless otherwise stated, the address for our directors and officers and such key consultant is c/o Brainsway Ltd., 19 Hartum Street, Bynet Building, 1st Floor, Har HaHotzvim, Jerusalem 91451, Israel.

Name	Age	Position(s)	Expiration of Current Term of Directorship/Office/Consultancy
David Zacut, M.D.	58	Chairman of the Board (Class B)	Directorship - 2013 annual shareholders meeting Office/consulting agreement- upon 60 days written notice
Uzi Sofer	41	Chief Executive Officer and Director (Class C)	Directorship - 2012 annual shareholders meeting Office/employment agreement- upon 180 days written notice
Yiftach Roth, Ph.D.	40	Research and Development Manager and Director (Class A)	Directorship - 2012 annual shareholders meeting Office/employment agreement- upon 180 days written notice
Avner Hagai	55	Director (Class A)	2013 annual shareholders meeting
Uri Elmaliach, M.D.	63	Director (Class A)	2011 annual shareholders meeting
Daniel Azriel	59	Director (Class B)	2013 annual shareholders meeting
Yuval Lavi, M.D.	50	Director (Class B)	2011 annual shareholders meeting
Gavriel Magen	50	Director (Class C)	2011 annual shareholders meeting
Eli Rosenbaum, M.D.	45	Director (Industry Expert)	2011 annual shareholders meeting
Orly Uri	51	External Director	April 26, 2013
Yanai Giora	72	External Director	April 26, 2013
Yael Zeiger	28	Chief Financial Officer	Upon 30 days written notice
Abraham Zangen, Ph.D.	41	Neurobiological Consultant of Brainsway, Inc.	December 31, 2011
Ronen Segal	39	Chief Technology Officer	Upon 30 days written notice

David Zacut, M.D., one of our founders, has served as our Chairman of the Board of Directors since our inception, and has been providing consulting services, on a part-time basis, to Brain Research Services since May 2001.  Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers.  In addition, Dr. Zacut serves as a director of several private companies, including Brain Research Services.  Dr. Zacut earned his M.D. from the Hebrew University of Jerusalem in 1981.

Uzi Sofer, another one of our founders, has served as our Chief Executive Officer and on our Board of Directors since our inception, and served as our acting Chief Financial Officer from our inception until February 2010.  He has also served as Chief Executive Officer and a director of Brain Research Services since our inception.  Mr. Sofer has served as a director of several private and public companies.  From 2001 until 2010, Mr. Sofer served as Chairman of the Board and Co-Chief Financial Officer of Hofit Kibbutz Kinneret Ltd. (TASE:HOFI), a leader in rotomoulding technology, which manufactures polyethylene products for various uses.  From 2000 through 2002, he served as director and Chief Financial Officer of Magen David Taasiot, Ltd., a company engaged in car armor production and homeland security.  From 1997 to 2001, Mr. Sofer served as director of Polisiv, Ltd., a company operating in the plastics industry; he also served as its Chief Financial Officer from 1998 to 1999 and as its Chief Executive Officer from 2000 to 2001.  Mr. Sofer has a B.Sc. in Accounting and Information Systems from the Lev Institute (Jerusalem College of Technology) and studied towards an MBA degree at Bar Ilan University.

Yiftach Roth, Ph.D., one of our founders, has served as our (and, prior to our founding, our subsidiaries’) Research and Development Manager since May 2006, and as a member of our Board of Directors since November 2006.  From 2003 through 2006, Dr. Roth worked in the Advanced Technology Center of the Chaim Sheba Medical Center at Tel Hashomer as a researcher in the field of MRI.  His primary research interests are TMS and Magnetic Resonance Imaging (MRI), and he was one of the two key inventors of our patented Deep TMS coil.  Dr. Roth received his B.Sc. and M.Sc. in Physics and his Ph.D. in Medical Physics from Tel Aviv University.

Avner Hagai, one of our founders, has served on our and Brain Research Services’ Board of Directors since our inception.  Mr. Hagai owns and serves in a controlling capacity at several private companies engaged in the real property, manufacturing, auto and commercial industries.  He served as a director of Hofit Kibbutz Kinneret Ltd. (TASE:HOFI) from 2000 to 2010 and as its Chairman of the Board from 2000 to 2002.

Uri Elmaliach, M.D., has served on our Board of Directors and its Audit Committee since December 2006.  From 2004 through 2008, Dr. Elmaliach served as the Scientific Coordinator at Tissera Ltd., a biotechnology company dedicated to the development and commercialization of tissue transplantation therapies.  From 2002 until 2004, Dr. Elmaliach served as Vice President of Business Development at RAD BioMed Accelerator, a biomedical incubator providing physical infrastructure, seed capital, business development and a wide range of related services to biomedical entrepreneurs, and from 1987 through 2001, he worked in the computer department at Hadassah Hospital in Jerusalem, responsible for computer-aided medical education.  Dr. Elmaliach received his M.D.  from the Hebrew University of Jerusalem in 1973.

Daniel Azriel, Adv., has served on our Board of Directors since December 2006.  Mr. Azriel also practices law and serves as a member the municipal council of Mevaseret Zion, Israel, where he served as the mayor of the municipal council from 1999 to 2003.  In addition, Mr. Azriel serves as director of T.G.N Ltd., a company that manages investments of Israeli pension funds.  Mr. Azriel received his LL.B. from the Hebrew University of Jerusalem.

Yuval Lavi, M.D., has served on our Board of Directors since December 2006.  Since 1990, Dr. Lavi has been practicing as a senior physician at Hadassah Hospital in Jerusalem, Israel.  Dr. Lavi received his medical degree from Ben-Gurion University in Beer Sheva, Israel.

Gavriel Magen has served on our Board of Directors since December 2006.  From January 1, 2009 through the current time, Mr. Magen has served as the Chief Executive Officer of Polybid Ltd., a leader in the field of expanded polystyrene products and the largest Expandable Polystyrene (EPS) producer in Israel.  From May 1, 2007 through January 31, 2008, he served as the Chief Executive Officer of Plassim Ltd., an Israeli company that manufactures pipes for numerous applications, including water supply, sewerage and drainage, irrigation, gas, telecom, and industrial uses.  Prior to such time, commencing on January 1, 2000, Mr. Magen served as the Chief Executive Officer of Oran – Palmach Zuba Agricultural Cooperative Society Ltd., an Israeli producer of safety glass and strengthened or reinforced glass.  Mr. Magen holds a B.A. in business administration from the Ruppin Academic Center in Hefer Valley, Israel.

Eli Rosenbaum, M.D. has served on our Board of Directors since April 2011, and has been identified by our Board of Directors as a director who is an industry expert in our field of operations.  During the past five years, Dr. Rosenbaum has been practicing as the head of the Uro-Oncology Unit at the Davidoff Cancer Center, Rabin Medical Center in Petah-Tikva, Israel.  Dr. Rosenbaum received his medical degree from the Hebrew University of Jerusalem.

Orly Uri has served on our Board of Directors since December 2006 as an external director (as required under the Israeli Companies Law) and its Audit Committee since April 2007.   From 2003 to the present time, Ms. Uri serves as an economic, financial and organizational consultant, providing advice to various public and private companies concerning financial, strategic and organizational matters, especially in the health field.  Ms. Uri serves as an internal auditor at a private hospital and at a large car company.  Previously, from 2000 to 2004, she served as a lecturer at Ben Gurion University and Ashkelon College, lecturing on subjects related to the economics of health, and planning and budgeting public health systems.  From 1996 to 2003, she served as the manager of the planning, budgets and economic division of Leumit health fund, one of Israel’s largest health funds. Prior to such time, she served as finance manager and comptroller for the Jerusalem district of Clalit health fund, another one of Israel’s largest health funds.  Ms. Uri holds a B.A. in economics and a M.Sc. in Industrial Engineering from Ben-Gurion University in Beer Sheva.

Yanai Giora has served on our Board of Directors since December 2006 as an external director (as required under the Israeli Companies Law) and its Audit Committee since April 2007.  In addition, Mr. Giora is the manager of Yanai Information Resources Ltd., a consultancy that provides strategic, economic and financial consulting as well as investment banking services, and serves as a director of Shamir Optical Industry, Ltd. (NASDAQ:SHMR), one of the world’s leading manufacturers of high-quality progressive and single vision lenses and molds.  Mr. Giora holds a B.A. in economics and agriculture from the Faculty of Agriculture, Food and Environment of the Hebrew University of Jerusalem, and an M.B.A. from the Business School of Columbia University.

Yael Zeiger, CPA (Israel), has served as our Chief Financial Officer since February 2010, and previously served as our internal accountant from April 2007.  While her employment agreement stipulates that she is required to devote 80% of her time to Brainsway, on a practical level, Ms. Zeiger devotes full-time attention to our affairs as required for our operational needs.  From 2006 through March 2007, Ms. Zeiger served as audit manager of an accounting firm.  Ms. Zeiger received her license in accounting from Israel’s Ministry of Justice in October 2006.

Abraham Zangen, Ph.D., has served as Neurobiological Consultant of Brainsway, Inc. since May 2006. Professor Zangen is one of the two key inventors of the patented coil for our Deep TMS technology.  After completing a three-year postdoctoral fellowship at the NIH from November 1999 to March 2003, in which Professor Zangen studied the brain reward system and developed the Deep TMS approach, he joined the Weizmann Institute of Science in Israel as a senior scientist in the department of Neurobiology, where he continues his research, particularly with respect to Deep TMS and the brain reward system in depression and addiction.  Professor Zangen, the Weizmann Institute of Science and our company have agreed that Professor Zangen may devote one full work day per week to our affairs pursuant to his consultancy for Brainsway, Inc.  Professor Zangen has received post-doctoral fellowships from the Fulbright Foundation and Fogarty Foundation, has published over 50 peer-reviewed scientific articles, reviews and book chapters, and was promoted to the rank of associate professor at the Weizmann Institute of Science in 2010.

Ronen Segal has served as our Chief Technology Officer since August 2010.  From February 2004 until the year 2010, he served as the co-founder and a Vice President of WiTech Communications Ltd., a company that provides wireless video solutions for diverse commercial applications.  Prior to such time, from November 2000 to January 2004, Mr. Segal served as a project leader for OpTun Inc., with responsibility for development of test systems for optical components.  From 1998 to October 2000, he worked for the Israeli Navy on the integration of submarine communication systems.  From 1994 to 1998, Mr. Segal served for the Israeli Ministry of Defense, Advanced Technology Unit, where he was responsible for the development and integration of a multi-disciplinary unmanned air vehicle, or UAV, system.  He is also a certified WiFi system engineer.  Mr. Segal studied as part of a special Academic Reserves project-- Electro-Optical Engineering and Applied Physics-- at the Jerusalem College of Technology, where he received a BSc in 1994.

Family Relationships

Dr. Yiftach Roth and Professor Abraham Zangen are brothers-in-law.  Other than the foregoing relationship, there are no family relationships between or among any of our executive officers, directors, key employees or key consultants listed above.

Corporate Governance Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor.  These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market and other applicable provisions of U.S. securities laws to which we will become subject upon consummation of this offering and the listing of our ordinary shares on the NASDAQ Capital Market.  Under the Listing Rules of the NASDAQ Stock Market, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.  For further information, see “Risk Factors” and “NASDAQ Listing Rules and Home Country Practices.”

Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our Board of Directors.  Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management.  Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors.  Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him.  All other executive officers are appointed by our Chief Executive Officer, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our Articles of Association, as amended, our Board of Directors must consist of at least four and not more than nine directors, excluding external directors, and up to two additional directors who are considered industry experts (as determined by our Board of Directors) in our industry of operations.  Currently, our Board of Directors consists of nine directors (one of whom has been determined to be an industry expert), plus two external directors as required by the Israeli Companies Law.  Pursuant to amendments to our Articles of Association that were adopted by our shareholders on May 25, 2009 and April 5, 2011, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, and directors who are industry experts, who are subject to election at each annual general shareholders meeting, our directors are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on the Board of Directors until they are removed by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association.  The three classes consist of: Class A—Mr. Avner Hagai, Dr. Uri Elmaliach and Dr. Yiftach Roth; Class B—Mr. Daniel Azriel, Dr. David Zacut and Dr. Yuval Lavi; and Class C—Mr. Gavriel Magen and Mr. Uzi Sofer.  In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors (in the event that our Board of Directors consists of less than four directors).  In such event, the director appointed by the Board of Directors shall serve until the next general or special meeting at which the class of directors into which such director has been appointed (out of our three director classes) will be subject to election, or for a shorter period, if required by our Articles of Association or applicable law.  External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below.  External directors may be removed from office only under very narrow circumstances set forth in the Israeli Companies Law.  See “—External Directors.”

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not intend to follow the requirements of the NASDAQ rules with regard to the process of nominating directors, and instead, will follow Israeli law and practice, in accordance with which our Board of Directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors at the shareholders’ general meeting.  Nominations to our Board of Directors have generally been made up to the present time pursuant to a certain voting agreement among several of our principal shareholders, which agreement will be terminated upon completion of this offering.

Chairman of the Board

Under the Israeli Companies Law, the general manager or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with the authority of the general manager, in each case, without shareholder approval (including a special majority requirement). In addition, a person who is subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the general manager; and the chairman of the board of directors may not serve in any other position in the company or in a controlled company, but he or she may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares were offered publicly are required to include at least two members who qualify as external directors.  Each of our external directors, Orly Uri and Yanai Giora, was elected to serve on our Board of Directors when we were a private company in December 2006, and was then elected to serve as an external director in April 2007.  After their initial terms expired on April 20, 2010, they were reelected to serve as external directors on April 22, 2010.

The Israeli Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes a majority of the shares held by all non-controlling shareholders or shareholders that do not have a personal interest in such election (other than a personal interest not deriving from a relationship with a controlling shareholder), present and voting at such meeting; or

•
the total number of shares of non-controlling shareholders and shareholders that do not have a personal interest in such election (other than a personal interest not deriving from a relationship with a controlling shareholder), voting against the election of the external director does not exceed 2.0% of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for two additional terms of three years each, under one of two options. Under the first option, the external director may be nominated by one or more shareholders holding 1.0% or more of the voting power in the company, if at the general meeting of shareholders such reelection is approved by the holders of a majority of those shares present and voting that are held by shareholders that are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2.0% of the total voting power in the company. Under the second option, the external director may be nominated by the board of directors, and such external director’s reelection needs to be approved by the same majority of shareholders that was required to elect such external director initially.  The term of office for external directors for Israeli companies traded on certain foreign stock exchanges (but excluding the NASDAQ Capital Market, on which we have applied for listing our ordinary shares) may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company (and provided that the external director is reelected subject to the same approval method as if elected for the first time).  External directors may be removed from office by a special general meeting called by the Board of Directors and approving such dismissal or by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment, or violating their duty of loyalty to the company.  If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director.  Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors.  Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exemptions as set forth in the regulations).

The Israeli Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative (or his or her spouse’s relative), partner or employer of that person, any person to which that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or a relative of a controlling shareholder (or such shareholder’s spouse) or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation includes (subject to certain exemptions):

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Israeli Companies Law defines the term “office holder” as including a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions (other than the position of director), regardless of such person’s title.

In addition, the following additional qualifications will apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

•
if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer in the company;

•
a person may not serve as an external director if he or she or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control has a business or professional relationship with those persons with whom affiliation is prohibited as described above, even if such a relationship is not maintained on a regular basis (but excluding a de minimis level relationship); and

•
a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the Israeli Companies Law regulations (as described above), indemnification, the company’s undertaking to indemnify such person, exemption and insurance coverage.

Furthermore, a person may not serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director.  Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (which prohibition also applies to other relatives of the former external director for a period of one year).  If at the time at which an external director is appointed all members of the board of directors that are not controlling shareholders or the relatives of controlling shareholders are of the same gender, the external director must be of the other gender.  As a result, we will be required to appoint a female external director, if our Board of Directors is comprised only of male directors at the time at which our incumbent external directors complete their three-year term of office.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Pursuant to the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise.  In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise.  In determining the number of directors required to have such expertise, the members of our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.  Our Board of Directors has determined that both Orly Uri and Yanai Giora possess “accounting and financial” expertise and the requisite professional qualifications.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee.  The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director that is appointed or classified as unaffiliated, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), as shall be approved by the audit committee, provided that such person does not serve as a director in the company for more than nine (9) consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period).

The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Israeli Companies Law.  In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main income is dependent on the controlling shareholder. Furthermore, the chairman of the audit committee is required to be an external director.

The members of our Audit Committee are Dr. Uri Elmaliach, Yanai Giyora and Orly Uri.  Our Board of Directors has determined that each such member of our Audit Committee meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market.

Our Board of Directors has determined that Yanai Giora qualifies as an audit committee financial expert, as defined by the rules of the SEC.

Our Board of Directors intends to adopt an audit committee charter that will add to the responsibilities of our Audit Committee under the Israeli Companies Law, setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, including the following:

•
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board of Directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and
•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board of Directors.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting.  Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.  Under the Israeli Companies Law, an audit committee is also required to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies, and is responsible for reviewing and approving related party transactions and is required to adopt procedures with respect to processing of employees’ complaints in connection with deficiencies in the management of the company, and the appropriate means of protection afforded to such employees.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders.  See “—Approval of Related Party Transactions under Israeli Law.”  However, an audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

Compensation Committee

Our Board of Directors does not currently have a compensation committee.  We intend to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market with respect to the determination of the compensation of our Chief Executive Officer and other executive officers in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors).  See “—NASDAQ Listing Rules and Home Country Practices.”

Nominating Committee

Our Board of Directors does not currently have a nominating committee, as director nominees are presented by our Board of Directors to our shareholders based upon the nominations made by the Board of Directors itself.  We intend to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market from the NASDAQ listing requirement related to independent director oversight of nominations to our Board of Directors.  See “—NASDAQ Listing Rules and Home Country Practices.”

We do not have service contracts with any of our directors, except for Mr. Uzi Sofer, Dr. Yiftach Roth and Dr. David Zacut.  Please see - “Employment and Consulting Agreements” and “Certain Relationship and Related Party Transactions” for summaries of these agreements.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors.  An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an office holder or director of the company; or
•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures.  The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.  Our internal auditor is Valentin I. Heines, CPA (Israel), who has served in such role since October 2007.   Mr. Heines also serves as a director and as member of the audit committee of several private companies.  In the past, Mr. Heines served as the internal auditor of the residence of the President of the State of Israel.  Mr. Heines hold a B.A. in accounting from the University of Haifa.

NASDAQ Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, whose shares are registered under Section 12 of the Exchange Act, to comply with various corporate governance practices.  In addition, upon the contemplated listing of our ordinary shares on the NASDAQ Capital Market, we will need to comply with the Listing Rules of the NASDAQ Stock Market.  Under those Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law and the rules of the TASE in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Listing Rules of the NASDAQ Stock Market for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of the NASDAQ Stock Market, if we list on the NASDAQ Capital Market we intend to follow the provisions of the Israeli Companies Law, rather than the Listing Rules of the NASDAQ Stock Market, with respect to the following requirements:

•
Distribution of annual and quarterly reports to shareholders.  As opposed to the Listing Rules of the NASDAQ Stock Market, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through the website of the Israel Securities Authority, or the ISA.  In addition, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.  As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules, so there is no SEC requirement that will prevent us from opting out of these NASDAQ-imposed requirements.

•
Quorum.  While NASDAQ requires that at least 33 1/3% of shareholders be present in order to constitute a quorum at a shareholders meeting, Israeli law permits a company to determine in its articles of association the number of shareholders and percentage of holdings required for such a quorum.  Our Articles of Association provide that a quorum of one or more shareholders holding at least one-third (1/3) of the voting rights in person or by proxy is required for commencement of business at a general shareholders meeting.  While the quorum set forth in our articles of association with respect to an adjourned meeting is identical to the quorum for any other meeting (as described in the preceding sentence), if, within half an hour from the time appointed for the adjourned meeting, a quorum is not present, a quorum shall thereafter consist of at least two shareholders present in person or by proxy, regardless of the number or percentage of our outstanding shares held by them.

•
Nomination of our Directors.  With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders, to hold office until the next annual general meeting of our shareholders following his or her election and until his or her successor shall be elected and qualified.  See “—Board of Directors.”  The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our Articles of Association and the Israeli Companies Law.  Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Listing Rules of the NASDAQ Stock Market.

•
Compensation of Officers.  As long as a given executive officer does not serve on our Board of Directors, Israeli law and our Articles of Association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine his or her compensation, as is generally required under the Listing Rules of the NASDAQ Stock Market with respect to the Chief Executive Officer and all other executive officers.  Instead, compensation of executive officers is determined by our full Board of Directors, except that (i) if an executive officer is also a director, the terms of compensation must be approved by the audit committee, our Board of Directors and shareholders, and the subject director may not be present when the audit committee or Board of Directors discusses or votes upon the terms of his or her compensation, and (ii) if the compensation is extraordinary, then such compensation must also be approved by the audit committee and (iii) if the executive officer is also the controlling shareholder of the company, the compensation needs to be approved by the audit committee, the board of directors and the shareholders, provided that either (A) the majority of the shares voting and approving the transaction must include at least one-third of the shares owned by shareholders who do not have a personal interest in such transaction and who are present and voting (with abstentions being disregarded), or (B) such shares of non-interested shareholders voted against such transaction may not constitute more than 1% of the company’s total voting rights.

•
Executive Sessions of Independent Directors.  Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Listing Rules of the NASDAQ Stock Market generally require for a listed company.

•
Shareholder Approval.  We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635, rather than seeking approval for corporation actions in accordance with such listing rule.  In particular, under NASDAQ Listing Rule 5635, shareholder approval is generally required for each of: (a) an acquisition of stock/assets of another company that involves the issuance of 20% or greater of stock or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (b) the issuance of stock leading to a change of control; (c) adoption/amendment of equity compensation arrangements; and (d) issuances of 20% or greater of stock or voting rights by a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of stock.  By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other role that they play at a company), for which approvals of the audit committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies (for which either (A) the majority of the shares voting and approving the transaction must include a majority of the shares owned by shareholders who do not have a personal interest in the transaction and who are present and voting (with abstentions being disregarded), or (B) such shares of non-interested shareholders voted against the transaction may not constitute more than 2% of the company’s total voting rights), (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (for which either (A) the majority of the shares voting and approving the transaction must include a majority of the shares owned by shareholders who do not have a personal interest in the transaction and who are present and voting (with abstentions being disregarded), or (B) such shares of non-interested shareholders voted against the transaction may not constitute more than 2% of the company’s total voting rights), (iv) private placements of 20% or more of a company’s shares which will increase the shareholdings of a 5% shareholder or result in a new 5% shareholder, if the consideration for the issuance is not solely cash or publicly tradable securities or the terms of which are not otherwise market terms, for which approvals of the board of directors and shareholders are required, and (v) private placements that result in a new controlling shareholder of a company, for which approvals of the board of directors and shareholders are required. In addition, under the Israeli Companies Law, shareholder approval is required for mergers.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company.  An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.  Each person listed in the table under “Management—Executive Officers, Directors and Key Employees” is an office holder under the Israeli Companies Law, except for Professor Abraham Zangen, who, although being a key consultant upon whom we rely, is not employed by, and does not serve as a director of, our company and does not, therefore, meet the foregoing definition of office holder.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company.  A personal interest, as defined under the Israeli Companies Law, includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder himself or herself has no personal interest in the approval of the matter.  If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.  No transaction that is adverse to the company’s interest may be approved by the board of directors.  Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.  A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.   If a majority of the members of the audit committee and/or the board of directors has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required.

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers and office holders of a public company who are not directors, including insurance, indemnification and exculpation, require approval by our Audit Committee and Board of Directors (provided that a compensation committee may provide its approval, in lieu of the audit committee, if the compensation committee meets all of the requirements applicable to an audit committee). If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the audit committee is required if the audit committee determines that the amendment is not material in relation to the existing arrangement. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, as well as insurance, indemnification or exculpation of directors, require the approval of our Audit Committee, our Board of Directors and our shareholders, in that order.

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to each controlling shareholder of a public company.  An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company’s audit committee, board of directors and shareholders, in that order.  In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

•
the shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than 2% of the voting rights of the company.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	interested party transactions that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders (which duty has not been interpreted to date by the Israeli courts).

In addition, certain shareholders have a duty of fairness toward the company.  These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company.  The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty.  An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association.  Our Articles of Association to be effective upon the completion of this offering include such a provision.  The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court.  However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.  See “—Approval of Related Party Transactions Under Israeli Law.”

Our Articles of Association as currently in effect permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders (including with respect to liabilities stemming from the current offering) and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined by applicable SEC rules.  If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.  Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers and Directors

Executive Compensation

The following table presents information for our fiscal year ended December 31, 2010 regarding compensation paid to or accrued for our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and each of our three other most highly compensated executive officers, key employees or key consultants who were serving as executive officers, key employees or key consultants as of December 31, 2010, whom we refer to together as our named executive officers.  Compensation includes long-term awards granted in the fiscal year ended December 31, 2010.  Our executive officers were awarded options exercisable for an aggregate of 24,000 ordinary shares during the fiscal year ended December 31, 2010 (consisting of the option granted to our Chief Financial Officer, Ms. Yael Zeiger to purchase up to 24,000 of our ordinary shares at an exercise price of NIS 13.00 ($3.56) per share, vesting in eight equal, quarterly installments and expiring on the tenth anniversary of the grant date). The table below reflects that option grant, along with an option grant to David Hazani, our Engineering Manager, in 2010, and a previous option grant (from the 2006 fiscal year) to our Chief Executive Officer, Mr. Uzi Sofer, which continued to vest and generate compensation expense for us during the year ended December 31, 2010.  Sums reflected in the below table are expressed in dollars based on the exchange rate of NIS 3.55 = US$1.00 reported by the Bank of Israel on December 31, 2010.

Summary Compensation Table

Name and Position(s)	Annual Compensation Salary and Related Benefits*	Bonus	Long-Term Compensation Shares Underlying Options**
	(US$)

Uzi Sofer***	421,354	-	9,656
Chief Executive Officer
Yael Zeiger	68,000	-	12,991
Chief Financial Officer
Ronen Segal****	34,294	-	-
Chief Technology Officer
Yiftach Roth, Ph.D***	96,344	-	-
R&D Manager
David Hazani	76,058	-	8,661
Engineering Manager
Abraham Zangen, Ph.D.	64,417	-	-
Neurobiologic Consultant

* The compensation amounts reflected in this column include pension, study fund and other retirement benefits that were set aside or accrued for the named executive officers in 2010.  These amounts therefore overlap, in part, with the total amount of pension, study fund and other retirement benefits set aside or accrued for all executive officers in 2010, which is separately described below.

** The value of the ordinary shares underlying the options has been calculated in accordance with the Black-Scholes option pricing model under IFRS.

*** The sums appearing in this table for Mr. Sofer and Dr. Roth reflect the total compensation received by these executives/key employees in 2010 in all capacities on behalf of our company and its subsidiaries, and repeat, and are not in addition to, the amounts appearing in the Director Compensation Table further below.

**** Mr. Segal was hired as our Chief Technology Officer in August 2010, and his compensation set forth in the table therefore only reflects amounts received from that time through December 31, 2010.

We set aside or accrued NIS 72,945 (or $20,548, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010), in the aggregate, for pension, study fund and other retirement benefits for all executive officers in 2010 (directors who are not executive officers do not receive such benefits).

Director Compensation

We pay each of our external directors, Orly Uri and Yanai Giora, for their services in accordance with the regulations under the Israeli Companies Law.  The aggregate direct compensation that we paid to our external directors for their services as our directors, as a group, for the year ended December 31, 2010, was NIS 68,543 or $19,308 (based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel on December 31, 2010).  These fees are subject to the approval of our shareholders in accordance with the Israeli Companies Law and regulations promulgated thereunder.  The compensation of our external directors is determined at the time of their election, and, for 2010, was comprised of an annual payment of NIS 25,000 and an additional payment of NIS 1,590 per meeting attended.  In January 2009, our Board of Directors and the Audit Committee thereof approved a policy whereunder each of our directors, excluding our external directors and directors who are controlling shareholders or who are employed by us, will receive an NIS 1,000 payment for each meeting of the Board of Directors in which they participate.  For the year ended December 31, 2010, the direct compensation that we paid to all of our directors, in the aggregate, excluding our external directors and directors who are controlling shareholders, was NIS 20,000 (or $5,634, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel on December 31, 2010).  In addition, in February 2007 we granted each of our then-serving directors, excluding external directors, a one-time, ten year option to purchase up to 4,000 ordinary shares, pursuant to our 2006 Stock Option Plan at an exercise price of NIS 2.82 (or $0.79, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel on December 31, 2010).  As of the date hereof, all of these options have vested, although only one such option (for the full 4,000 shares) has been exercised (by Dr. Uri Elmaliach).

The following is a table showing the compensation received by each of our directors during the year ended December 31, 2010 (sums reflected in the below table are expressed in dollars based on the exchange rate of NIS 3.55 = $1.00 reported by the Bank of Israel on December 31, 2010):

Name of Director	Other Remuneration	Monetary Value of Options/ Shares Granted	Salary and Related Payments	Bonus
	(US$)
Uzi Sofer (1)	-	9,656	421,354	-
Yiftach Roth, Ph.D (1)	-	-	96,344	-
David Zacut, M.D (2)	-	-	25,247	-
Avner Hagai	-	-	-	-
Uri Elmaliach, M.D.	-	-	1,408	-
Daniel Azriel	-	-	1,408	-
Yuval Lavi, M.D.	-	-	1,268	-
Gavriel Magen	-	-	1,549	-
Orly Uri	-	-	10,250	-
Yanai Giora	-	-	9,058	-

(1) The sums appearing in this table for Mr. Sofer and Dr. Roth reflect the total compensation received by these directors in 2010 in all capacities on behalf of our company and its subsidiaries, and repeat, and are not in addition to, the amounts appearing in the Summary Compensation Table further above.

(2) The sum appearing in this table for Dr. Zacut reflects compensation received by him for consulting services to our subsidiary, Brainsway, Inc.

Employment and Consulting Agreements

We have entered into individual, written employment agreements or consulting agreements with certain of our executive officers and key employees or consultants upon whose services we depend, including: Mr. Uzi Sofer, our Chief Executive Officer and a director; Dr. Yiftach Roth, our R&D Manager and a director; Professor Abraham Zangen, our Neurobiologic Consultant; Ms. Yael Zeiger, our Chief Financial Officer; and Dr. David Zacut, the Chairman of the Board of Directors.  The material terms of these agreements are summarized below.  Please also see “Certain Relationships and Related Party Transactions.”  All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

In addition, based on an approval provided by our Board of Directors and shareholders on November 7, 2006, we have undertaken to indemnify, to the fullest extent permitted by law, each of our executive officers and directors with respect to liabilities arising from his or her role as such, including in connection with various events or transactions, which include this offering, to the extent that these liabilities are not covered by directors and officers insurance, up to a maximum amount of $5 million.  Our Board of Directors has approved, and has requested that prior to the consummation of this offering our shareholders likewise approve, an increase in the amount of our directors and officers indemnification undertaking and/or directors and officers insurance, contingent upon the closing of the offering.

Employment Agreement with Uzi Sofer

Under an employment agreement, dated as of April 3, 2006 and amended as of May 9, 2006 and as of March 1, 2011, Mr. Uzi Sofer is employed by Brain Research Services as its Chief Executive Officer for an indefinite term, subject to 180 days advance notice of termination at any time by either side, and is currently entitled (based on the March 1, 2011 amendment approved by our shareholders) to a gross monthly salary and related benefits which, in the aggregate, have a value of NIS 112,500 (or approximately $31,690, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010).  Such aggregate gross monthly compensation amount will be increased to NIS 125,000 (approximately $35,211, based on the foregoing exchange rate) and Mr. Sofer will furthermore be entitled to a bonus of NIS 550,000 (approximately $154,930) to the extent that we achieve cumulative revenues of $2 million from rentals of our Deep TMS device from March 1, 2011 through December 31, 2012 (based on our audited financial statements for the year ended December 31, 2012).  The value of the above-described monthly compensation and benefits includes, in each case, company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of Mr. Sofer’s gross monthly salary towards a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively (Mr. Sofer also contributes 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively).  These company contribution amounts are paid out directly to Mr. Sofer in the form of base salary, rather than actually contributed by the company on Mr. Sofer’s behalf.  Prior to the March 2011 amendment to his employment agreement, Mr. Sofer received (beginning in April 2009) gross monthly salary and related benefits having an aggregate value of NIS 100,000 ($28,169).  While Brain Research Services is technically Mr. Sofer’s employer under the agreement, Mr. Sofer is required under the agreement to provide similar services as Chief Executive Officer to both Brainsway Ltd. and Brainsway, Inc.  Besides the above described monthly compensation and benefits, Mr. Sofer receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior Israeli executives, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and maintenance in respect of) a leased car and cellular telephone.  Mr. Sofer is also entitled to a bonus under the employment agreement, to be determined at the discretion of our Board of Directors and subject to approval by our shareholders, as required under Israeli law.  No such bonus was awarded during the fiscal year 2010.  On May 25, 2009, our shareholders approved a bonus of NIS 375,000 (or approximately $105,634, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010) for Mr. Sofer in respect of his performance for fiscal year 2008.

Mr. Sofer is subject to noncompetition restrictions for the entire term of the agreement and for a period of 12 months following termination, and is also subject to customary confidentiality restrictions vis-à-vis information received while employed by us.

On April 3, 2006, we granted Mr. Sofer an option to purchase 250,000 ordinary shares, at an exercise price of US$0.01 per share, subject to the terms of our 2006 Stock Option Plan.  Such option was to vest over a period of five years from the grant date and to expire 10 years from the grant date.  Upon termination of Mr. Sofer’s employment by us, other than termination for cause, or in the event of Mr. Sofer’s resignation due to a terminating event (defined as a material change in Brain Research Services’ type of business or a material change in Mr. Sofer’s position), the unvested portion of such option shall vest immediately.  Upon termination of Mr. Sofer’s employment, in keeping with the terms of our 2006 Stock Option Plan, he will have three months following such termination to exercise those options that have vested as of such termination.  In February 2007, we granted Mr. Sofer an option to purchase an aggregate of 1,241,250 ordinary shares, which includes the 250,000 shares issuable under the option already granted to Mr. Sofer in April 2006, and which was exercisable with respect to: 694,250 shares at NIS 0.01 per share, fully vested immediately upon grant; 181,000 shares at a per share exercise price of $0.07, fully vested immediately upon grant; 250,000 shares— i.e., the shares rolled over from the April 2006 option grant to Mr. Sofer— at a modified exercise price of NIS 0.01 (subject to a five year, uneven vesting schedule that mimicked the vesting schedule under the original April 2006 option grant); 16,000 shares at a per share exercise price of NIS 2.82 ($0.79), subject to vesting in two stages, upon the passage of the first two quarters of 2007; and 100,000 additional shares at a per share exercise price equal to our Israeli initial offering price in 2006, which vested on a monthly basis until the conclusion of 2007.  Such option is subject to the terms of our 2006 Stock Option Plan; the option has vested with respect to 1,178,750 shares as of the current time and will vest with respect to the remaining 62,500 shares thereunder as of May 1, 2011, but has not been exercised at all.  The option granted in February 2007 expires 10 years from the date on which it was granted (including with respect to the 250,000 shares issuable under the April 2006 option grant that were rolled over into the February 2007 option grant).

Employment Agreement with Yiftach Roth, Ph.D.

Under an employment agreement, dated as of April 3, 2006 and amended on May 9, 2006 and in April 2011, Dr. Yiftach Roth is employed by Brain Research Services as our Research and Development Manager for an indefinite term, subject to 180 days advance notice of termination at any time by either side, and is currently entitled (based on decisions by our Board of Directors and shareholders subsequent to the original date of the employment agreement) to a gross monthly salary of NIS 20,000 (or approximately $5,634, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010).  Prior to the April 2011 amendment to his employment agreement (beginning as of April 2009), Dr. Roth received gross monthly salary of NIS 20,000 ($5,634).  Besides base salary, Dr. Roth receives under the agreement allocations and/or fringe benefits that are provided for by Israeli law or that are customary, including reimbursement for reasonable expenses incurred in connection with his services, company contributions equivalent to 5% and 8.33% of his gross monthly salary towards a manager’s insurance policy and severance compensation fund, respectively (Dr. Roth also contributes 5% of his gross monthly salary towards the manager’s insurance policy).  Dr. Roth is also entitled to a bonus under the employment agreement, to be determined at the discretion of our Board of Directors and subject to approval by our shareholders.  No such bonus was awarded during the fiscal year 2010.  On May 25, 2009, our shareholders approved a bonus of NIS 100,000 (or approximately $28,169, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010) for Dr. Roth in respect of his performance for fiscal year 2008.

Each of Dr. Roth and Brain Research Services is entitled to terminate the employment agreement upon 30-days’ prior written notice, without any condition required to be met.  If Dr. Roth terminates the agreement on less than 30-days’ notice, he would effectively forfeit his right to be paid his base salary for the corresponding portion of such 30-day period for which notice would be lacking.  We may terminate the agreement on less than 30-days’ notice so long as we pay Dr. Roth an amount of base salary covering such 30 day period.  Dr. Roth is subject to noncompetition restrictions for the entire term of the agreement and for a period of 12 months following termination, and is also subject to customary confidentiality restrictions vis-à-vis information received while employed by us.

On February 20, 2007, we granted Dr. Roth an option to purchase a total of 56,000 ordinary shares, at a per share exercise price of NIS 2.82 ($0.79), and with alternate vesting schedules with respect to 16,000 and 40,000 of such underlying ordinary shares, respectively, subject to the terms of our 2006 Stock Option Plan.  Such option has completely vested, although it has not been exercised at all to date.  This option expires 10 years following the grant date thereof.

Consulting Agreement with Abraham Zangen, Ph.D.

Under a consulting agreement, dated as of April 1, 2009, but effective as of May 1, 2006 (as extended, effective as of April 1, 2011), Professor Abraham Zangen has been retained by Brainsway, Inc. as our Neurobiologic Consultant through December 31, 2011, and is entitled to gross monthly compensation of NIS 15,550 plus VAT (or approximately $4,380 plus VAT, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010).  Besides base compensation, Professor Zangen receives under the agreement reimbursement for reasonable expenses incurred in connection with his services and the right to use (and maintenance and payment of applicable taxes in respect of) a leased car.

Under the terms of the consulting agreement, Yeda, the commercial arm of the Weizmann Institute of Science in Israel, is the owner of all intellectual property rights arising from Professor Zangen’s work, solely or jointly, at our company.  If such intellectual property shall be deemed required for the development, manufacture, sale or production of certain products (as such products are defined in our research and licensing agreement, dated June 2, 2005, by and between Brainsway Inc. and Yeda, as amended), then it will be deemed to be subject to the license under that agreement, pursuant to which we have been granted an exclusive license to develop, for commercial applications, Yeda’s technological advancements through Deep TMS.  Our agreement with Professor Zangen also acknowledges certain restrictions set by the Weizmann Institute in connection with Professor Zangen’s consultancy for us, including a limit of his work for us to one complete work day per week.

On May 25, 2009, our shareholders approved a special one-time payment in an amount of NIS 60,000 (or approximately $16,901, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010), plus VAT, to Professor Zangen, in addition to his base compensation, as a reward for his work on our successful IDE application to the FDA.  In February 2007, we granted Professor Zangen an option to purchase 52,000 ordinary shares, at a per share exercise price of NIS 2.82 ($0.79), subject to the terms of our 2006 Stock Option Plan.  Such option has vested in its entirety, although it has not been exercised to date.  The option expires on the tenth anniversary of the grant date thereof.

Professor Zangen is entitled to terminate the consulting agreement upon 180 days’ prior written notice or upon 30 days prior notice if so instructed, in writing, by the Weizmann Institute of Science.  Brainsway, Inc. is entitled to terminate the consulting agreement upon 30 days’ prior notice.

Employment Agreement with Yael Zeiger

Under an employment agreement, dated as of April 10, 2007, Ms. Zeiger is employed by Brain Research Services as our Chief Financial Officer for an indefinite term and is currently entitled (based on a subsequent amendment to her compensation terms) to a gross monthly base salary of NIS 15,000 (or approximately $4,225, based on an exchange rate of $1.00 = NIS 3.55 reported by the Bank of Israel as of December 31, 2010).   Besides base salary, Ms. Zeiger receives under the agreement allocations that are provided for by Israeli law or that are customary, including company contributions equivalent to 5% and 8.33% of her gross monthly salary towards a manager’s insurance policy and severance compensation fund, respectively (Ms. Zeiger also contributes 7% of her gross monthly salary towards the manager’s insurance policy), and a company contribution equivalent to 7.5% of her gross monthly salary towards a study fund (Ms. Zeiger contributes 2.5% of her gross monthly salary towards the study fund).  Based on our subsequent commitment to her, upon consummation of the current offering, Ms. Zeiger will be entitled to receive a one-time special bonus of NIS 80,000 ($22,535) in recognition of her efforts on our behalf in connection with the offering.

Each of Ms. Zeiger and Brain Research Services is entitled to terminate the employment agreement upon 30-days’ prior written notice, without any condition required to be met.  Ms. Zeiger is subject to noncompetition restrictions for the entire term of the agreement and for a period of 12 months following termination, and is also subject to customary confidentiality restrictions.

In April 2010, we granted to Ms. Zeiger an option to purchase up to 24,000 of our ordinary shares at an exercise price of NIS 13.00 ($3.66) per share pursuant to our 2006 Stock Option Plan.  The option vests in eight equal, quarterly installments (with respect to 3,000 shares each (pre-stock split)) commencing in July 2011, and expires on the tenth anniversary of the grant date.

Consulting Agreement with David Zacut, M.D.

Under a consulting agreement, dated as of April 3, 2006 and amended as of May 9, 2006 and April 2011, Dr. David Zacut, the Chairman of our Board of Directors, has been retained for consulting services by Brain Research Services for an indefinite term, subject to 60 days advance notice of termination at any time by either side, and is entitled to gross monthly compensation of NIS 25,000.  Prior to the April 2011 amendment, Dr. Zacut had been entitled (since the effective date of the agreement) to gross monthly compensation of $2,000.  Under the agreement, Dr. Zacut is obligated to perform all customary duties related to his position as an active Chairman of our Board of Directors.

In February 2007, we granted to Dr. Zacut an option to purchase 433,000 ordinary shares, with per share exercise prices of $0.07, NIS 2.82 ($0.79) and NIS 2.82 ($0.79) and alternate vesting schedules with respect to, 362,000, 16,000 and 55,000 of such shares, respectively, subject to the terms of our 2006 Stock Option Plan.  The option has vested with respect to all such underlying shares, although it has not been exercised at all to date.  The option expires on the tenth anniversary of the grant date thereof.

Stock Option Plans

2006 Stock Option Plan

In November 2006, we adopted our 2006 Stock Option Plan, or the Plan.  The Plan enables the granting of options, shares, restricted stock and other share based awards to the employees, officers, office holders, directors, subcontractors, service providers and consultants of our company and its subsidiaries and affiliates, in accordance with applicable law.  Pursuant to the terms of the Plan, we may grant awards in accordance with several different tax regimes or tracks, including: (i) Section 102 of the Israeli Income Tax Ordinance; (ii) Section 3(i) of the Israeli Income Tax Ordinance; (iii) various tracks available under the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, and (iv) the tax regimes of other countries.

As of December 31, 2010, there were 3,049,550 ordinary shares issuable upon the exercise of outstanding options under the Plan, and no other types of securities had been issued under the Plan.

Administration of the Plan

To the extent permitted by law, the Plan is to be administered by a Compensation Committee of our Board of Directors, which we refer to as the Committee, or, to the extent that our Board of Directors does not create such a Committee or if such Committee ceases to operate for any reason, by the Board of Directors in its entirety (and all references to the Committee herein shall then instead be deemed references to our Board of Directors as a whole).  Furthermore, in the event that an action necessary for the administration of the Plan is required under law to be taken by the Board of Directors, then such action shall be so taken by the Board of Directors.  Currently, we have no Compensation Committee in place; therefore, the Board of Directors as a whole functions as the Committee under the Plan.

The Committee has the authority in its discretion to administer the Plan and to exercise all of the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, without limitation.  The Committee’s authority includes, inter alia, the grant of options, shares, restricted stock and other share based awards to grantees under the Plan, determining the exercise price of the shares covered by each option, determining the grantees to whom, and the time or times at which, awards shall be granted, and determining the terms and provisions of option agreements under the Plan.

Options Granted Under the Plan

Options granted under the Plan to eligible employees and office holders, who are residents of the State of Israel or are deemed to be residents of the State of Israel for tax purposes (excluding any controlling shareholders), are granted under the capital gains track with a trustee of Section 102 of the Israel Income Tax Ordinance, pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and held in trust for at least two years from the date of grant.  Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.  Nevertheless, under certain conditions, a portion of the gain generated with respect to awards which were granted within 90 days prior to the date on which the company’s shares were registered on a stock exchange or afterwards may be subject to tax as ordinary income at the marginal tax rate of the holder of such awards.

Options granted under the Plan generally vest over four  years, and they generally expire 10 years from the grant date; however, many of our option grants to our executive officers and key employees (as described above) have vested in accordance with a shorter vesting schedule.  If we terminate an employee’s employment for cause, all of the employee’s vested and unvested options expire on the date of such termination, unless determined otherwise by the Committee.  Upon termination of employment for any other reason, including due to retirement, but other than upon the death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Committee.  Upon death of an employee while employed by, or providing services to, our company or its subsidiary, or within the three month period following the date of termination of his or her employment or service, or upon disability of the employee, vested options may be exercised within one year after the death or disability.  Ordinary shares underlying vested options which are not exercised or unvested options return to the pool of reserved ordinary shares under the Plan for reissuance.

In the event of a merger, consolidation, amalgamation or similar transaction by our company with or into another corporation, the sale (including an exchange) of all of the shares of our capital stock, the sale of all or substantially all of our assets, or a scheme or arrangement for the purpose of effecting such merger, amalgamation or sale, the Committee will use its efforts to cause that any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation.  In the event that such successor corporation does not agree to assume the said award or to substitute an equivalent award and, if the award is an option, then the Committee may: (i) accelerate the vesting of, and provide the right of exercise with respect to, a grantee’s option; (ii) provide for the cancellation of each outstanding option award at the closing of such merger or other transaction, against payment to the grantee of an amount in cash equal to (a) the fair market value of each share covered by the option award as reflected by the terms of the merger or other transaction, minus (b) the exercise price of each share covered by the option award; (iii) provide that all outstanding options shall confer the right to purchase any other security or asset, or any combination thereof; or (iv) otherwise amend or modify the terms of any award, as the Committee deems in good faith to be appropriate, in its sole discretion.  In addition, in the event of such merger or other transaction, all shares of restricted stock awarded under the Plan shall automatically vest (and related restrictions shall lapse).  Even in the absence a merger or other transaction, the Committee may prematurely cancel all or any portion of the outstanding restrictions to which a restricted stock award is subject prior to the expiration of the restriction period under the award.

In the event of a subdivision or consolidation of shares of any class or the payment of any share dividend or any other increase or decrease in the number of shares of any class or by reason of any recapitalization, reorganization, stock split, or spin-off of assets or shares of our company, or any similar occurrence, the Committee shall make appropriate adjustments to one or more of (at its sole discretion): the number of shares available for awards; number of shares underlying outstanding awards; and the exercise per share under outstanding awards. In particular, as a result of the one-for-          reverse stock split that we intend to effect immediately prior to the date of this prospectus, the number of ordinary shares issuable upon the exercise of options under the Plan will be automatically adjusted downwards in accordance with the ratio of the reverse stock split, while the exercise price will be automatically adjusted proportionally upwards such that the aggregate exercise price for the complete exercise of any option award remains unchanged as a result of the reverse stock split.  For example, due to the one-for-        reverse stock split, an option previously exercisable for 100 ordinary shares at an exercise price of $1 per share will be amended automatically to be exercisable for    ordinary shares at an exercise price of $    per share.  The one-for      reverse stock split will have the same impact upon options to acquire ordinary shares (and ordinary shares that are already outstanding) held by our affiliates as it will with respect to those held by non-affiliates.  Other than as described immediately above, any issuance by our company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to the number or exercise price of shares subject to an award under the Plan.  The grant of an award pursuant to the Plan shall not affect in any way our right to make adjustments, reclassifications, reorganizations or other changes in our capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of our business or assets or engage in any similar transactions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those that we could have obtained on an arm’s length basis from unaffiliated third parties.  We are required by Israeli law to ensure that all transactions between us and our officers, directors and principal shareholders and their affiliates are approved by (i) a majority of our Board of Directors, including a majority of the disinterested members of our Board of Directors, (ii) the Audit Committee of our Board of Directors, and (iii) in the case of an extraordinary transaction, our shareholders (with shareholder approval required to meet the conditions described above under “— Approval of Related Party Transactions Under Israeli Law”), and that any such transaction is on terms no less favorable to us than those that we could obtain from unaffiliated third parties.  See “— Approval of Related Party Transactions Under Israeli Law.”

Agreement with a Company Owned by Parents of our Chief Executive Officer

Under an agreement that we have entered into with a company owned by the parents of Mr. Uzi Sofer, our Chief Executive Officer, director and a principal shareholder, entered into in 2008, we purchase certain textile products required for our operations at the rates set forth in the agreement.  Such rates are significantly lower than the rates provided by other suppliers.  The aggregate amounts that we expended pursuant to such agreement during the years ended December 31, 2008, December 31, 2009, and December 31, 2010, and during the year ending December 31, 2011 (through the date of this document) were NIS 17,151 ($4,831), NIS 59,870 ($16,865), NIS 91,650 ($25,817) and NIS 34,200 ($9,634), respectively.

As required under Israeli law, the terms of this agreement were approved by our Audit Committee and Board of Directors.  Our Audit Committee and Board of Directors determined that this engagement was being made in our ordinary course of business, was transacted at arm’s length and was not essential/material to our business, and was therefore not an extraordinary transaction requiring shareholder approval.  Our Audit Committee and Board of Directors further determined that the terms of the agreement are significantly more favorable to us than the terms provided by our former supplier of such textile products.

Employment and Consulting Agreements, Directors Fees, Indemnification Agreements and Directors & Officers Insurance

We have entered into an employment agreement or consulting agreement with each of Dr. David Zacut, the Chairman of the Board of Directors; Mr. Uzi Sofer, our Chief Executive Officer and a director; Dr. Yiftach Roth, our R&D Manager and a director; Professor Abraham Zangen, our Neurobiologic Consultant; and Ms. Yael Zeiger, our Chief Financial Officer.  Certain of these individuals also constitute principal shareholders of our company.  For a summary of these agreements, please see “—Management— Compensation of Executive Officers and Directors —Employment and Consulting Agreements.”  The aggregate amounts of salaries and benefits payable in respect of employment and consulting agreements (not including any option grants) with our executives and key consultant were $456,000 and $627,000 for the fiscal years ended December 31, 2008 and 2009, respectively, and the amounts payable during the 2010 year, and the 2011 year to date (in each case, on a monthly basis) are described above under “—Management—Compensation of Executive Officers and Directors —Employment and Consulting Agreements.”  The expenses that we incurred in respect of share-based grants (option grants) to such individuals amounted to $30,000, $16,000 and $59,000 in the fiscal years ended December 31, 2008, 2009 and 2010, respectively.

In addition to the amounts payable to such executive officers and key consultants pursuant to those agreements, we also pay director fees to our external directors under the Israeli Companies Law and to our other non-employee directors, as described under “Management—Compensation of Executive Officers and Directors —Director Compensation” above.  The aggregate amounts of such director fees were $22,000, $24,000 and $24,000 during the fiscal years ended December 31, 2008, 2009 and 2010, respectively, and we have recorded approximately $10,000 of expense for director fees owed thus far for 2011, although none of such fees (for 2011) has been paid through the date of this document.

Our Articles of Association permit us to exculpate, indemnify and insure our directors and other office holders to the fullest extent permitted by the Israeli Companies Law.  We have undertaken generally towards all of our office holders to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance, up to an aggregate amount (as expanded in 2011 based upon the approval of our Audit Committee, Board of Directors and shareholders) of $10 million, subject to the consummation of this offering.  We have furthermore provided for directors & officers insurance that covers each of our directors and other office holders, which we have expanded (as approved by our Audit Committee, Board of Directors and shareholders in 2011), subject to the consummation of the current offering, up to an aggregate base amount of $20 million per incident and per year, subject to limits of $180,000 and $250,000 in the cost of the premiums and deductibles, respectively, that we may pay for maintaining such policy.  Our directors and other office holders will furthermore benefit from an additional level of coverage for claims not covered by the base coverage of this insurance policy, up to an amount of $5 million per incident and annual period, subject to a $35,000 limit as to the premiums that may be paid by us in the maintenance of such additional level of coverage.  See “Management— Exculpation, Insurance and Indemnification of Directors and Officers.”

Marketing Strategy Committee

On May 25, 2009, the general meeting of our shareholders approved the establishment of a committee to coordinate marketing strategies for our company.  The members of said committee were Dr. David Zacut, Mr. Avner Hagai, (each, an officer, director and/or controlling shareholder of our company), Dr. Miriam Zangen (a former Chairman of the Israel Medical Association, a former director of our company, the mother of Professor Abraham Zangen, the neurobiologic consultant of Brainsway Inc., and mother-in-law of Dr. Yiftach Roth, our R&D Manager and director)) and two other members who are not related to the foregoing individuals.  It was resolved that as compensation for their service on the said committee Dr. Zacut, Mr. Hagai (who was elected to serve as the chairman of the committee) and Dr. Miriam Zangen were entitled to receive a gross monthly salary of NIS 4,000 ($1,127), NIS 9,000 ($2,535) and NIS 4,000 ($1,127), respectively.  The committee ceased to function in September 2009.

Royalties Payable Indirectly to Professor Zangen and Dr. Roth

Pursuant to the terms of Professor Abraham Zangen’s consulting agreement with us, dated April 1, 2009, Yeda, the commercial arm of the Weizmann Institute of Science in Israel (the academic institute at which Professor Zangen is employed), is the owner of all intellectual property rights arising from Professor Zangen’s work, solely or jointly with employees of our company, performed under the agreement.  To the best of our knowledge and based on our general understanding of such arrangements within our industry, Professor Zangen is entitled to receive a significant portion of the royalties paid by us to Yeda pursuant to the terms of our research and licensing agreement with Yeda, under which we in-license the rights to develop, create, use, import, offer and sell any product or treatment that relates to TMS technology and that is developed on the basis of Yeda’s research with TMS technology.  In addition, to the best of our knowledge and based on publicly available information provided to us by the NIH upon our inquiry, due to Professor Zangen’s and Dr. Yiftach Roth’s status as inventors of the Deep TMS technology, they are each entitled to receive a certain portion of the royalties paid by us to the PHS pursuant to the terms of the in-licensing agreement between us and the PHS, under which we in-license the rights to develop, create, use, import, offer and sell any product or treatment that relates to Deep TMS technology and that is developed on the basis of the patents registered in the NIH’s name with respect to such technology.  Based on the publicly-available royalty guidelines provided to us, each of Professor Zangen and Dr. Roth should be entitled to receive from the PHS/NIH (a) a share of the first $2,000 of the annual royalty payment received by the PHS from our company, (b) a share of fifteen percent (15%) of the annual royalties above $2,000 and up to $50,000 received by the PHS from our company and (c) a share of twenty-five percent (25%) of the royalties in excess of the first $50,000 of royalties received each year by the PHS from our company, up to an aggregate annual maximum of $150,000 for each of Professor Zangen and Dr. Roth.  We are, however, unable to verify the actual royalty arrangements that are in place between Professor Zangen, and Professor Zangen and Dr. Roth, on the one hand, respectively, and Yeda and the PHS/NIH, on the other hand, respectively.  Because of these arrangements, if we enter into any further arrangements with Yeda or the PHS, such arrangements will be deemed related party transactions under applicable Israeli law and will be subject to the related party transaction approvals described above accordingly.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this registration statement and after this offering by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 6, 2011, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  All share amounts reflected in the below table and accompanying footnotes do not reflect the one-for-       reverse stock split that we expect to effect immediately prior to the date of this prospectus. The percentage of shares beneficially owned prior to the offering is based on the 47,315,865 ordinary shares outstanding as of April 6, 2011, and the percentage of shares beneficially owned after the offering assumes           ordinary shares outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their over-allotment option with respect to the offering).  Except where otherwise indicated below, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power, and economic benefit of ownership, with respect to such ordinary shares.  Neither our principal shareholders nor our directors and executive officers have different or special voting rights.  Unless otherwise noted below, each shareholder’s address is c/o Brainsway Ltd., 19 Hartum Street Bynet Building, 1st Floor, Har HaHotzvim, Jerusalem 91451, Israel.  As of April 6, 2011, there was only one shareholder of record of our ordinary shares— our Israeli share registrar, Bank Leumi Le’Israel Registration Company Ltd.— which is not a resident of the United States.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders who hold shares on the TASE are recorded in the name of our Israeli share registrar.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering
	Number		Percent	Number	Percent

Directors and executive officers:
David Zacut, M.D.	7,045,219	(1)	14.75%
Uzi Sofer	4,621,883	(2)	9.52%
Yiftach Roth, Ph.D.	8,309,819	(3)	17.52%
Avner Hagai	6,296,080	(4)	13.20%
Yuval Lavi, M.D.	72,000	(5)	*
Gavriel Magen	24,737	(6)	*
Orly Uri	39,723		*
Uri Elmaliach, M.D.	4,000		*
Daniel Azriel	4,000	(7)	*
Yanai Giora	2,200		*
Yael Zeiger	0		0%
Ronen Segal	0		0%
All directors and executive officers as a group	26,419,661		53.39%

Principal shareholders:
Abraham Zangen, Ph.D.	3,923,545	(8)	8.28%
Also see above directors and executive officers holding 5% or more of ordinary shares

*  Less than 1.0%.

(1) Includes an option to purchase up to 433,000 of our ordinary shares awarded to Dr. Zacut pursuant to our 2006 Stock Option Plan, which is currently exercisable in its entirety.

(2) Consists of 3,380,633 ordinary shares held jointly by Mr. Sofer and his wife, and an option to purchase 1,241,250 of our ordinary shares, awarded to Mr. Sofer pursuant to our 2006 Stock Option Plan, which is exercisable in its entirety either at the current time or within 60 days hereof.

(3) Includes two options to purchase, in the aggregate, up to 108,000 of our ordinary shares (consisting of options to purchase 56,000 shares and 52,000 shares, respectively), which are exercisable in their entirety either at the current time or within 60 days hereof.  Of the shares reported as beneficially owned by Dr. Roth, 3,943,365 of such shares (consisting of 3,891,365 ordinary shares and an additional 52,000 ordinary shares issuable upon exercise of one of the above-described two options) are held by Dr. Roth in trust for Professor Abraham Zangen.

(4) Includes an option to purchase up to 378,000 of our ordinary shares awarded to Mr. Hagai pursuant to our 2006 Stock Option Plan, which is exercisable in its entirety as of the current time.

(5) Includes an option to purchase up to 4,000 of our ordinary shares awarded to Dr. Lavi pursuant to our 2006 Stock Option, which is exercisable in its entirety as of the current time.

(6) Includes an option to purchase up to 4,000 of our ordinary shares awarded to Mr. Magen pursuant to our 2006 Stock Option Plan, which is exercisable in its entirety as of the current time.

(7) Consists of an option to purchase up to 4,000 of our ordinary shares awarded to Mr. Azriel pursuant to our 2006 Stock Option Plan, which is exercisable in its entirety as of the current time.

(8) Includes an option to purchase 52,000 of our ordinary shares awarded to Professor Zangen pursuant to our 2006 Stock Option Plan, which is exercisable in its entirety as of the current time.  All of the ordinary shares beneficially owned by Professor Zangen (including the ordinary shares underlying such option) are held in trust on his behalf by Dr. Yiftach Roth and are included in Dr. Roth’s beneficial ownership reported in the above table.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Articles of Association are summaries and do not purport to be complete.

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.01 per share (which reflects an increase of authorized share capital from the 100,000,000 ordinary shares, par value NIS 0.01 per share, previously authorized, which was approved by our shareholders on April 5, 2011, subject to the consummation of this offering), of which 47,315,865 shares are issued and outstanding as of the date of this prospectus (without giving effect to the issuance of shares in the offering or to the one-for-       reverse stock split that we expect to effect immediately prior to the date of this prospectus.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable.  Our ordinary shares are not redeemable and do not have any preemptive rights.  Pursuant to Israeli securities laws, a company whose shares are traded on the TASE may not have more than one class of shares for a period of one year following its registration, after which it is permitted to issue preferred shares (which shall bear dividend preference and shall not have any voting rights), and all outstanding shares must be validly issued and fully paid.   All outstanding shares must be registered for trading on the TASE which currently prohibits the issuance of more than one class of shares.

Warrants

In connection with our initial public offering on the TASE in January 2007, our Board of Directors approved, and we issued and sold (in addition to 8,815,200 of our ordinary shares), 8,815,200 negotiable Series 1 Warrants, each exercisable for one of our ordinary shares at an initial price per underlying ordinary share of NIS 4.00 or $1.13 (as to be adjusted based on changes in the Israeli consumer price index subsequent to January 2007) and 8,815,200 negotiable Series 2 Warrants, each exercisable for one of our ordinary shares at an initial price per underlying ordinary share of NIS 5.10 or $1.44 (as to be adjusted based on changes in the Israeli consumer price index subsequent to January 2007).  The warrants were offered and sold in units together with our ordinary shares, each unit being comprised of 100 ordinary shares, 100 negotiable Series 1 Warrants and 100 negotiable Series 2 Warrants each, at a minimum price per unit of NIS 340 or $95.77 (for aggregate consideration of approximately NIS 33 million, or $9.30 million (based on the exchange rate of NIS 3.55 = US$1.00 reported by the Bank of Israel on December 31, 2010), prior to deduction of issuance and underwriting expenses.  The ordinary shares, Series 1 Warrants and Series 2 Warrants were all listed for trading on the TASE, and the ordinary shares issuable upon exercise of the Series 1 Warrants and Series 2 Warrants were similarly listed for trading on the TASE immediately upon their issuance following such exercise.  The exercise periods for the Series 1 Warrants and Series 2 Warrants expired on December 31, 2008 and January 2, 2011, respectively.

Subsequently, our Board of Directors approved and we conducted in December 2009, pursuant to our February 2009 shelf prospectus, a follow-on public offering in Israel involving the issuance and listing on the TASE of up to one million Series 3 Warrants, exercisable for ordinary shares at an exercise price of NIS 12.75 or $3.59 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2010) until June 30, 2010, and up to one million Series 4 Warrants, exercisable for ordinary shares at an exercise price of NIS 20.00 or $5.63 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2010 ) until December 31, 2011.  The warrants were offered and sold in units, each consisting of 10 Series 3 Warrants and 10 Series 4 Warrants, at a minimum price per unit of NIS 4 (or $1.13).  The immediate aggregate proceeds from the offering of such warrants amounted to approximately NIS 1.4 million or $394,000 (based on the exchange rate reported by the Bank of Israel on December 31, 2010).  This follow-on offering was not underwritten, although we engaged a distributor who assisted us in selling the warrants to the public pursuant to the offering, who received approximately NIS 70,000 (or $19,718) as commission for his services. The Series 3 Warrants and the Series 4 Warrants were listed for trading on the TASE, and the ordinary shares issuable upon exercise thereof were listed (in the case of the Series 3 Warrants) and will be listed (in the case of the Series 4 Warrants) for trading on the TASE immediately upon their issuance following such exercise.

Until and unless they exercise our warrants, the holders thereof are not entitled to any rights from which our shareholders benefit under our Articles of Association and the Israeli Companies Law, such as voting rights and the right to receive dividends that may be declared from time to time on our ordinary shares.  Nevertheless, the number of warrants held by any holder thereof will be adjusted following any distribution of bonus shares, the conduct of any rights offerings and any cash dividend distributions by our company, in each case to the extent that any such event occurs prior to the expiration of the exercise period for the relevant series of warrants.

Of the Series 1 Warrants sold in our initial public offering in Israel in January 2007, 1,963,293 were exercised (from the initial date on which they could be exercised—May 2008—until the expiration date for exercise, December 31, 2008) for aggregate consideration of approximately NIS 8,387,248, or $2.36 million.  Of the Series 2 Warrants sold in our Israeli initial public offering, 8,807,800 were exercised (from the date on which they were first exercisable until the expiration date for exercise, January 2, 2011) for aggregate consideration of approximately NIS 51,023,441, or $14.373 million.

Of the Series 3 Warrants and Series 4 Warrants sold in our follow-on offering, none (of either series) has been exercised until the date of this prospectus.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 513890764.  Our purpose appears in our Articles of Association and includes every lawful purpose.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded.  The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—Board Practices—External Directors.”

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, and directors who are industry experts in our industry of operations (as determined by our Board of Directors), our directors are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on the Board of Directors until they are removed by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association.  In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting at which the class of directors into which such director has been appointed (out of our three director classes) will be subject to election, or for a shorter period, or earlier if required by our Articles of Association or applicable law.  External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law.  See “Management—Board Practices—External Directors.”  Directors who are determined by our Board of Directors to be industry experts in our industry of operations are subject to election at each annual general meeting of our shareholders.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings.  Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise.  Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval.  In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings.  This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting.  All meetings other than the annual general meeting of shareholders are referred to as special meetings.  Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine.  In addition, the Israeli Companies Law and our Articles of Association provide that our Board of Directors is required to convene a special meeting upon the written request of (a) any two of our directors or one quarter of our Board of Directors or (b) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting depending on the nature of the proposed resolution.  Furthermore, the Israeli Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;
•	appointment or termination of our auditors;
•	appointment and dismissal of directors and appointment and dismissal of external directors;
•	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law or pursuant to our Articles of Association;
•	director compensation;
•	increases or reductions of our authorized share capital;
•	a merger; and
•
the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and, if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Voting Rights

Quorum Requirements

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.  The quorum required for our general meetings of shareholders consists of one or more shareholders, present in person or by proxy, holding at least one-third (1/3) of the total outstanding voting rights.  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting.  At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Articles of Association.  Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, in addition to a majority of the ordinary shares voting and approving the transaction, that either (a) the approving majority include a majority of the shares of shareholders that do not have a personal interest in the transaction and who are present and voting on the transaction (with abstentions being disregarded), or (b) the shares of such non-interested shareholders that vote against approval of the transaction do not constitute more than 2% of our total voting rights.  Further, under the Israeli Companies Law, the appointment of external directors requires, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling shareholders that vote against the appointment may not constitute more than 2% of our total voting rights.  Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	an appointment or removal of directors;
•	an approval of transactions with office holders or interested or related parties;
•
an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed; and

•	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by voting deed does not apply if, to the best knowledge of the company at the time of calling the general shareholders meeting, a controlling shareholder will hold on the record date for such shareholders meeting, the voting power  sufficient to determine the vote.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power.  This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions.  A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder.  In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company.  The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Resolutions

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or voting deed, and voting on the resolution.  Under the Israeli Companies Law, unless otherwise provided in a company’s articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority.  Accordingly, as described above, the exceptions to the simple majority vote requirement are (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary), each of which require, under the Israeli Companies Law, in addition to a majority of the ordinary shares voting and approving the transaction, that either (a) the approving majority include a majority of the shares of shareholders that do not have a personal interest in the transaction and who are present and voting on the transaction (with abstentions being disregarded), or (b) the shares of such non-interested shareholders that vote against approval of the transaction do not constitute more than 2% of our total voting rights, (iii) the appointment of external directors, which requires under the Israeli Companies Law, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling shareholders that vote against the appointment may not constitute more than 2% of our total voting rights, and (iv) the alteration of the rights, privileges, preferences or obligations of any class of our share capital, which, under our Articles of Association, requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

A further exception to the simple majority vote requirement is a resolution for the voluntary winding up, or other reorganization of, the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.  For information regarding the majority required for approval of related party transactions, see “Management—Approval of Related Party Transactions Under Israeli Law.”

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document that it is required by law to file publicly with the Israeli Companies Registrar and the ISA.  Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law.  We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent, or that the document’s disclosure may otherwise prejudice our interests.

Modification of Class Rights

The rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by written consent of the holders of a majority of the issued shares of that class, or by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or in the event that the rights attached to such class of shares determine otherwise.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s issued and outstanding share capital (or of a certain class thereof) or of the voting rights of the company, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.  If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class and, the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the offeror provides in the tender offer documents that a shareholder that accepts the offer will not be entitled to appraisal rights and the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class), or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.  This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and any person having a personal interest in the acceptance of the tender offer).

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a Shareholders’ meeting called with at least 35-days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures Under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights.  As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares.  In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to it, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares.  The authorization of a new class of shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of our shares at a general meeting.  In addition, the rules and regulations of the TASE currently prohibit the issuance of more than one class of shares.  The shareholders participating, and the vote required, in such meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

In addition, pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, as described below, and directors who are industry experts in our industry of operations (as determined by our Board of Directors), who are subject to election on an annual basis by our shareholders, our directors are divided into three classes that are each elected at a general meeting of our shareholders once every three years, in a staggered fashion (such that one class is elected each year), and serve on the Board of Directors until they are removed by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association.

Borrowing Powers

Pursuant to the Israeli Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital.  Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital.  In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require the approval of both our Board of Directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares in Israel is Bank Leumi Le’Israel Registration Company Ltd.  Prior to listing our ordinary shares for trading on the NASDAQ Capital Market we will appoint a transfer agent in the United States.

Reverse Stock Split

        We have received our shareholders' approval, subject to the effectiveness of the registration statement of which this prospectus is a part for a one-for–      reverse stock split, which we expect to effect immediately prior to the date of this prospectus.  This split will be effected for purposes of allowing us to meet NASDAQ listing requirements relating to the initial listing of our ordinary shares on the NASDAQ Capital Market.  The split will have the same impact upon ordinary shares (and options to purchase ordinary shares) held by our affiliates as it will with respect to those held by non-affiliates.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have   outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ordinary shares.  All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.  Sales of substantial amounts of our ordinary shares in the public market would adversely affect prevailing market prices of our ordinary shares.  Prior to this offering, there has been no public market in the United States for our ordinary shares, and although we applied to list our ordinary shares on the NASDAQ Capital Market, we cannot assure you that a regular trading market will develop in the United States for our ordinary shares.

Lock-up Agreements

We, each of our executive officers who holds our ordinary shares, certain of our directors and each of our principal shareholders (namely, Messrs. Uzi Sofer and Avner Hagai, Dr. David Zacut and Dr. Yiftach Roth (including with respect to the ordinary shares held by Dr. Roth in trust for Professor Abraham Zangen)) have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for our ordinary shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of Roth Capital Partners, LLC.  This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.  If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, then the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence.  Roth Capital Partners, LLC may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.  With the exception of the underwriters’ over-allotment option, there are no existing agreements between Roth Capital Partners, LLC and us or any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

After the expiration of the 180-day period, the ordinary shares held by our existing shareholders, executive officers and directors and certain holders of our options and warrants may be sold subject to the restrictions under Rule 144 under the Securities Act by means of registered public offerings.

Options representing approximately 675,700 ordinary shares will have vested prior to the expiration of the lock-up period referenced in the preceding paragraph for grantees who have not signed a lock-up agreement.  However, we have agreed to instruct  , as depositary, not to accept any deposit of any ordinary shares by our current shareholders, beneficial owners, warrant holders or option holders for 180 days after the date of this prospectus (other than in connection with this offering).

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.  Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell during any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, which will equal approximately ordinary shares immediately after this offering; or
•	the average weekly trading volume of our ordinary shares, during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.  However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares.  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli government programs benefiting us.  This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by initial purchasers in this offering.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.  Because certain parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.  The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to a corporate tax at the rate of 24% of their taxable income in 2011 (25% in 2010).  The corporate tax rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise, as discussed further below, may be considerably less.  See “Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959” below.

As of 2010, Israeli companies are subject to the regular corporate tax rate for their capital gains.  In 2009, Israeli companies were generally subject to a capital gains tax rate of 25% (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Income Tax Ordinance, 1961, or the Ordinance, applied immediately before the 2006 Israeli tax reform came into force, which were subject to the regular corporate tax rate).

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729 - 1969, which we refer to as the Encouragement of Industry Law, provides several tax benefits for “Industrial Companies”.  Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (other than income from certain governmental security debts) is generated from an “Industrial Enterprise” that it owns.  An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, or the right to use a patent or know how used for the development or promotion of the Industrial Enterprise, over a period of eight years, commencing in the year in which such rights were first exercised, (ii) the right, under certain conditions, to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) a deduction of expenses related to public offerings in equal amounts over a period of three years commencing in the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we or any of our subsidiaries qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Inflationary Adjustments Law was designed to deal with taxation issues caused by rapid inflation. Under the Inflationary Adjustments Law, taxable results of Israeli companies up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index. Subject to certain transitional provisions, the Inflationary Adjustments Law was repealed as of January 1, 2008.

The Encouragement of Industrial Research and Development Law, 5744-1984

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred.  Such expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company.  Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction.  The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the funding of the scientific research and development projects.  Expenditures not so approved are deductible in equal amounts over three years. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets).

The Investment Law provides, inter alia, that a company is eligible for tax benefits on taxable income derived from its Benefited Enterprise.  The tax benefits under the Investment Law apply to income generated by a company from the sale of products manufactured by the Benefited Enterprise (including, in certain cases, products manufactured by subcontractors), grant of a right of use with respect to know-how developed by the Benefited Enterprise, income generated from royalties, and income derived from a service which is ancillary to such right of use or royalties, provided that such income is generated within the Benefited Enterprise’s ordinary course of business. The tax benefits under the Investment Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

Tax Benefits Subsequent to the April 2005 Amendment

On April 1, 2005, a significant amendment to the Investment Law became effective, or the Amendment.  The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.  The Amendment provides that terms and benefits included in any certificate of approval that was granted before the Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval.  Pursuant to the Amendment, the Israeli Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center, will continue to grant Approved Enterprise status (a status under the Investment Law prior to the Amendment that entitles an investment program to certain benefits, including Israeli government cash grants, state-guaranteed loans and tax benefits) to qualifying investments.  The Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The Amendment provides that the approval of the Investment Center is required only for an Approved Enterprise that receives cash grants.  As a result, a company is no longer required to obtain the prior approval of the Investment Center in order to receive the tax benefits.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that it meets the criteria for tax benefits set out by the Amendment.  Companies that have a Benefited Enterprise are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million.  In order to receive the tax benefits, the Amendment states that the company must make an investment which meets all of the conditions that are set out in the Amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law.  Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise.  Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise.  Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year, as explained below.  Benefits may be generally granted for a term of seven to ten years, depending on the geographic location of the enterprise in Israel and the level of foreign investment in the company.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.  The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified Foreign Investment Company, or an FIC, in which case the 12-year limit does not apply.  A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e., 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate.  Accordingly, if we were to distribute to our shareholders income that was exempt under the provisions of the Investment Law, as amended, we may be subject to tax in an amount equal to the corporate tax rate applicable to us in the year such income was earned, imposed on the dividend we distribute, grossed up by such applicable corporate tax rate.  We could also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.  As of the current time, we have no retained earnings available for distribution to our shareholders.

We have approached the Israeli Tax Authority for a pre-ruling regarding our eligibility for benefits under the Benefited Enterprise status, but have not received any response yet.

Tax Benefits Subsequent to the 2011 Amendment

The Investment Law was subject to significant changes through an amendment effective as of January 1, 2011, or the 2011 Amendment.  The 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to such amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits under the 2011 Amendment, as further described below.

The 2011 Amendment cancels the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise effective as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by governmental entities or (ii) a limited partnership: (a) that was registered under the Israeli Partnerships Ordinance; (b) for which all limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, have Preferred Enterprise status (as defined in the Investment Law) and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by is Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain development zones, in which case the rate will be 10%.  Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013 and 2014, and to 12% and 6%, respectively, in 2015 and thereafter.  Income derived by a Preferred Company from a Special Preferred Enterprise (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in certain development zones.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 15% or such lower rate as may be provided in an applicable tax treaty.  However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits.  These transitional provisions provide, among other things, that a Benefitted Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

We intend to elect to continue to benefit from the benefits to which we are entitled as a Benefited Enterprise under the Investment Law before the 2011 Amendment came into effect rather than to be considered a Preferred Company that is subject to the 2011 Amendment.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israel resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel.  The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”.  The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus.  Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2011), if generated by a company, or at the rate of 20%, if generated by an individual from the sale of assets purchased on or after January 1, 2003.  However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, inter alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE (this requirement does not apply to shares purchased on or after January 1, 2009, provided certain conditions are met), and such gains were not generated from a permanent establishment or business activity of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel.  In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not provide a credit against any U.S. state or local taxes.

Payors of consideration for traded securities, including the purchaser, an Israeli stockbroker effecting the transaction, or the financial institution through which the sold traded securities are held, are obligated, subject to any of the above-described exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the corporate tax rate (24% in 2011) for a corporation and 20% for an individual.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Under the Ordinance, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% (25% if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Benefited Enterprise, unless a reduced rate is provided under an applicable tax treaty.  However, such distribution of dividends is subject to withholding tax at source at a rate of 20% (whether the recipient is a Controlling Shareholder or not) or 15% if the dividend is distributed from income attributed to our Benefited Enterprise, unless a reduced tax rate is provided under an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation that holds 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to a Benefited Enterprise or Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from a Benefited Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that such income was not generated from business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the ordinary shares by U.S. Investors (as defined below) that purchase ordinary shares pursuant to the public offering and hold such ordinary shares as capital assets.  This discussion is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation.  This discussion does not address all of the tax consequences that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our shares or persons that generally mark their securities to market for U.S. federal income tax purposes).  This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Investor” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner.  A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of ordinary shares.

Prospective investors should be aware that this discussion does not address the tax consequences to investors who are not U.S. Investors.  Prospective investors should consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Investors

The discussions under “—Distributions” and under “—Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Although we believe that we were not a PFIC in 2010, we cannot assure you that we will not be a PFIC in 2011, or that the U.S. Internal Revenue Service will agree with our position concerning our PFIC status (once determined) in 2011, and there remains a possibility that we will be a PFIC in any subsequent year as well.  For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “—Passive Foreign Investment Company.”

Distributions.  We have no current plans to pay dividends.  To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its ordinary shares and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares.  If we were to pay dividends, we expect to pay such dividends in NIS.  A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss.  However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations.  The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars.  Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes.  U.S. Investors should consult their own tax advisers regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income.  This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year.  Dividends paid on the ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.  Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax adviser regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

For the taxable years of 2011 and 2012, distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding periods and other requirements are met.  Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the 15% reduced maximum tax rate.  However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates.  Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

Sale, Exchange or Other Disposition of Ordinary Shares.  Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares.  This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares exceeds one year.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter) will apply to individual U.S. Investors.  The deductibility of capital losses is subject to limitations.  The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisers regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of ordinary shares.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.  Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering.  In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

In 2009 and prior years, we may have been a PFIC due to a small amount of passive income earned from investment of free cash, which, given our negligible non-passive income, could have caused our ratio of passive income to total gross income to exceed 75%.  While we believe that we were not a PFIC in 2010; due to an expected increased amount of non-passive income for 2010, such a determination largely depends on the ratios of our passive/non-passive assets and income.  As the PFIC determination is highly fact intensive and made at the end of each taxable year, once all information is available to us, there can be no assurance that we were not a PFIC in 2010.  Furthermore, there is no assurance that we will not be a PFIC in 2011 or any subsequent year.  Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we were to be considered a PFIC.  A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund”, known as a QEF election, for the first taxable year that the U.S. Investor holds ordinary shares, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the ordinary shares (if such election is available) or makes neither election.

QEF Election.  A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor.  The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses.  The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains.  Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency.  Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes.  Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor.  The Electing U.S. Investor’s tax basis in ordinary shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor.  However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the ordinary shares).

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for ordinary shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such ordinary shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such ordinary shares for more than one year at the time of such sale, exchange or other disposition.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to individual U.S. Investors.  The deductibility of capital losses is subject to limitations.

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.  Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.  A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.  Each U.S. Investor is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election.  Alternatively, if the ordinary shares are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares.  The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Investor’s tax basis in the ordinary shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss.  Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury regulations.  A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  Our ordinary shares will be marketable stock as long as they remain listed on the NASDAQ Global Market and are regularly traded.  A mark-to-market election will not apply to our ordinary shares held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.  Such election will not apply to any PFIC subsidiary that we own.  Each U.S. Investor is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

Default PFIC Rules.  A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor”, will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his ordinary shares), and (b) any gain realized on the sale or other disposition of such ordinary shares.  Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the ordinary shares;
•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our ordinary shares, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of the ordinary shares.  Non-Electing U.S. Investors are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code.  Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made.  Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above.  Non-Electing U.S. Investors are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions.  The tax consequences of such distributions are discussed above under “—Taxation of U.S. Investors—Distributions.”  Each U.S. Holder is encouraged to consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years.  A U.S. Investor is encouraged to consult its tax adviser with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1).  In addition, U.S. Investors should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs.  U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules.  There can be no assurance that a U.S. Investor will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest.  Each U.S. Investor is encouraged to consult its own tax adviser with respect to tax consequences of an investment by us in a corporation that is a PFIC.

The U.S. federal income tax rules relating to PFICs are complex.  U.S. Investors are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of ordinary shares, any elections available with respect to such ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us.  Substantial penalties may be imposed upon a U.S. Investor that fails to comply.  Each U.S. Investor should consult its own tax adviser regarding these requirements.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or proceeds on the disposition of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations.  Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner.  U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. investors should consult their own tax advisers concerning the tax consequences relating to the purchase, ownership and disposition of the ordinary shares.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, acting as the representative of the underwriters named below, with respect to the ordinary shares subject to this offering.  Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of ordinary shares provided below opposite their respective names.

Underwriters	Number of Shares
Roth Capital Partners, LLC
Maxim Group LLC
Total

The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale.  The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.  The underwriters are obligated to take and pay for all of the ordinary shares if any such shares are taken.  However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of              additional ordinary shares to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions.  The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus.  If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share.  The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $     per ordinary share to certain brokers and dealers.  After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives.  No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.  The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.  The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.  Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase shares.

Total
	Per Share	No Exercise	Full Exercise
Total underwriting discounts and commissions to be paid by us	$	$	$

We estimate that expenses payable by us in connection with the offering of our ordinary shares, other than the underwriting discounts and commissions referred to above, will be approximately $          , which includes $ that we have agreed to reimburse the underwriters for the legal fees incurred by them in connection with the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

We, each of our executive officers who holds our ordinary shares, certain of our directors and each of our principal shareholders (namely, Messrs. Uzi Sofer and Avner Hagai, Dr. David Zacut and Dr. Yiftach Roth (including with respect to the ordinary shares held by Dr. Roth in trust for Professor Abraham Zangen)) have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for our ordinary shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of Roth Capital Partners, LLC.  This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.  If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence.  Roth Capital Partners, LLC may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Listing

We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “BRIN”.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates.  Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.  The short position may be either a covered short position or a naked short position.  In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option.  In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option.  The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.  In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.  If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares.  As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.  Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriters makes any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Public Market

Prior to this offering, there has not been a public market for our ordinary shares in the United States and the public offering price of our ordinary shares will be determined through negotiations between us and the underwriters.  Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to this offering or that an active trading market for the ordinary shares will develop and continue after this offering.

Other

The underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which services they may in the future receive, customary fees.  Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)           to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)           to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)           by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)           in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)           it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the ordinary shares offered hereby are “securities.”

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering.  All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee
FINRA filing fee
NASDAQ Capital Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous
Total	US$

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Brainsway Ltd. and its subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus have been audited by Kost Forer Gabay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel.  Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Torys LLP, New York, New York.  Certain legal matters in connection with this offering will be passed upon for the underwriters by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel, with respect to Israeli law, and by Lowenstein Sandler PC, Roseland, New Jersey, with respect to U.S. law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel.  Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency.  Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time.  Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-l under the Securities Act relating to this offering of our ordinary shares.  This prospectus does not contain all of the information contained in the registration statement.  The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement.  Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents.  If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC  20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC.  Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC.  Those other reports or other information may be inspected without charge at the locations described above.  As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we will file with the SEC, within four months after the end of each fiscal year (beginning with our fiscal year ending December 31, 2011), or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and have furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968.  Prior to the commencement of this offering, we intend to convene a special meeting of our shareholders to be held after completion of this offering, in order to solicit, among other things, the approval of our shareholders (not counting our controlling shareholders) for a transition solely to U.S. reporting standards upon listing on the NASDAQ Capital Market in accordance with an applicable exemption under the Israel Securities Law.  After this offering, copies of our SEC filings and submissions will be submitted to the ISA and TASE.  Such copies can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We maintain a corporate website at www.brainsway.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.  We have included our website address in this prospectus solely as an inactive textual reference.

GLOSSARY OF INDUSTRY TERMS

Certain standards and other terms specific to our industry that are used in this prospectus are defined below:

Alzheimer’s Disease Assessment Scale (ADAS) – A global rating scale, originally developed by W. G. Rosen, R. C. Mohs and K. L. Davis, which is used to summarize whether an individual has cognitive impairments consistent with Alzheimer’s disease.  Test items assess various functions including language ability (speech and comprehension), memory, ability to copy geometric figures, and orientation to current time and place.  Patients are given a score for each area, with higher scores indicating more dysfunction. Subjects with Alzheimer’s disease tend to score consistently higher than healthy patients.

Auditory cortex (of brain) – The part of the brain that processes sensory information in the form of sound. While the auditory cortex is not directly or completely responsible for hearing, it is essential to processing and understanding sounds.  The auditory cortex is composed of two different regions, each of which has a slightly different function.  The primary auditory cortex is involved in most of the higher level processing that takes place in sound processing and is essential for recognizing when sound starts, stops, and changes pitch.  The peripheral auditory cortex tends to play a secondary role and is involved in more subtle processing.

Beck Depression Inventory Scale – A 21-question, multiple-choice, self-report inventory scale created by Dr. Aaron T. Beck, which serves as one of the most widely used instruments for measuring the severity of depression.  In its current version, the scale utilizes a questionnaire that is designed for individuals aged 13 and over, and is composed of items relating to symptoms of depression such as hopelessness and irritability, cognitions such as guilt or feelings of being punished, as well as physical symptoms such as fatigue, weight loss, and lack of interest in sex.  The scale is widely used as an assessment tool by health care professionals and researchers in a variety of settings.  When the questionnaire is scored, a value of 0 to 3 is assigned for each answer and then the total score is compared to a key to determine the depression’s severity.  The standard cut-offs are as follows: 0–9 indicates that a person is not depressed, 10–18 indicates mild-moderate depression, 19–29 indicates moderate-severe depression and 30–63 indicates severe depression.

Clinical Global Impression (CGI) Scale – A commonly used measure of symptom severity, treatment response and the efficacy of treatments in treatment studies of patients with mental disorders.  One version of the scale— the Clinical Global Impression - Severity scale-- is a seven-point scale that requires the clinician to rate the severity of the patient’s illness at the time of assessment relative to the clinician’s past experience with patients who have the same diagnosis.  Considering total clinical experience, a patient is assessed on severity of mental illness at the time of rating (1=normal, not at all ill; 2= borderline mentally ill; 3=mildly ill; 4= moderately ill; 5=markedly ill; 6=severely ill; and 7=extremely ill).

Diagnostic and Statistical Manual of Mental Disorders (or DSM-IV) – A manual published by the American Psychiatric Association that categorizes psychiatric diagnoses and covers all mental health disorders for both children and adults. It also lists known causes of these disorders, statistics in terms of gender, age at onset, and prognosis as well as some research concerning the optimal treatment approaches.  Mental health professionals use this manual when working with patients in order to better understand their illness and potential treatment and to help 3rd party payers (e.g., insurance companies) understand the needs of the patient.

Disability-Adjusted Life Years (DALY) – A measure of overall disease burden, expressed as the number of years lost due to ill-health, disability or early death. Originally developed by the World Health Organization, it is becoming increasingly common in the field of public health and health impact assessment.  It extends the concept of potential years of life lost due to premature death to include equivalent years of ‘healthy’ life lost by virtue of being in states of poor health or disability.   In so doing, mortality and morbidity are combined into a single, common metric.  The DALY relies on an acceptance that the most appropriate measure of the effects of chronic illness is time, both time lost due to premature death and time spent disabled by disease. One DALY, therefore, is equal to one year of healthy life lost.

EEA Notified Body – A Notified Body in the EEA is an organization that has been accredited by a Member State of the EEA to assess whether a product meets certain preordained standards.  Assessment can include inspection and examination of a product, its design and manufacture.

Global Assessment of Functioning – A numeric scale (0 through 100) used by mental health clinicians and physicians to subjectively rate the social, occupational, and psychological functioning of adults (e.g., how well or adaptively one is meeting various problems-in-living).  The highest ratings are 91-100, “Superior functioning in a wide range of activities…no symptoms” and the lowest ratings (besides a 0, for “Inadequate information”) are 1-10, “Persistent danger of severely hurting self or others...or persistent inability to maintain minimal personal hygiene… or serious suicidal act with clear expectation of death.”

H1, H2 and H1L Proprietary Coils – Three of our proprietary H-coils, which were utilized in our initial clinical trials for clinical depression patients at Shalvata Medical Health Center in Hod HaSharon, Israel beginning in May 2006.  The H1 coil acts mostly upon the right, and partly the left, prefrontal cortex of the brain; the H2 coil acts both upon the right and left regions of the prefrontal cortex of the brain; and, the H1L coil acts only upon the left side of the prefrontal cortex of the brain.

Hamilton Depression Rating Scale – A multiple choice questionnaire that clinicians use to rate the severity of a patient’s major depression.  Originally developed in 1960 by Max Hamilton, the questionnaire rates the severity of symptoms observed in depression such as low mood, insomnia, agitation, anxiety and weight loss. The questionnaire is presently one of the most commonly used scales for rating depression in medical research.  The clinician must choose the possible responses to each question by interviewing the patient and observing the patient’s symptoms.  Each question has between three to five possible responses which increase in severity.  While the original scale proposed by Hamilton contained 17 items that were considered most consistent in detecting changes in a patient’s condition, other items were developed and added over time by Hamilton and other researchers.  In general, the most commonly used forms of the scale are the original 17-item version and the later 24-item version.

Hoffman’s Auditory Hallucinations Scale – An individualized composite scale originally used by Ralph Hoffman, M.D., and his colleagues at the Yale Psychiatric Institute to assess the severity of auditory hallucinations, since the nature of these hallucinations often varies between patients in elements such as frequency, loudness, content, number of voices, and the resulting level of distraction and emotional distress.  Under the scale, the hallucination severity is ranked on a scale of 10, with zero indicating an absence of hallucinations and 10 corresponding to the level of a patient’s narrative description of hallucinations at the start of the study.  A higher score is permitted during a study if a patient reports severity exceeding that at the study baseline.

Pre-frontal cortex (of brain) – The anterior (or front) part of the frontal lobes of the brain, lying in front of the motor and premotor areas.  This brain region is involved in planning complex cognitive behaviors, personality expression, decision making and moderating correct social behavior.  The basic activity of this brain region is considered to be the orchestration of thoughts and actions in accordance with internal goals.  The most typical psychological term for functions carried out by the prefrontal cortex area is executive function. Executive function relates to abilities to differentiate among conflicting thoughts, determine good and bad, better and best, same and different, future consequences of current activities, working toward a defined goal, prediction of outcomes, expectation based on actions, and social “control” (the ability to suppress urges that, if not suppressed, could lead to socially-unacceptable outcomes).

Rapid Visual Information Processing (RVP) – Rapid Visual Information Processing (RVP) is a test of sustained attention (similar to the Continuous Performance Task) and has proved useful in many studies in which drugs are used to help develop a disease model. It is sensitive to dysfunction in the parietal and frontal lobe areas of the brain and is also a sensitive measure of general performance.

Scale for the Assessment of Negative Symptoms (SANS) – An assessment tool designed to identify 20 negative symptoms of schizophrenia (apathy, social withdrawal, lack of spontaneity, etc.), which are numerically graded on a scale from 0 to 5.

Social and Occupational Functioning Assessment Scale (SOFAS) – A clinician-rated scale, ranked 0–100 (which is generally assessed one to two minutes after clinical information is obtained) that is used solely for assessment of patient social and occupational functioning and monitoring of change based on treatment.  The rating provided under this scale is not directly influenced by the overall severity of the individual’s psychological symptoms.  Any impairment in social and occupational functioning that is due to general medical conditions is considered in making the SOFAS rating.  Scores on this scale range from zero or near-zero (signifying persistent inability to maintain minimal personal hygiene and inability to function without harming self or others or without considerable external support (e.g., nursing care and supervision)) to 100 (signifying superior functioning in a wide range of activities).

BRAINSWAY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BRAINSWAY LTD.

We have audited the accompanying consolidated balance sheets of Brainsway Ltd. (“the Company”) and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of loss, comprehensive loss, changes in equity (deficiency) and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2011	A Member of Ernst & Young Global

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,868	$10,176
Bank deposits		1,507	-
Marketable securities	3	1,704	-
Trade receivable		-	8
Prepaid expenses and other receivables	4	313	1,616

		6,392	11,800

NON-CURRENT ASSETS:
Long-term receivables		208	21
Property and equipment, net	5	118	393
Intangible assets, net		36	38

		362	452

Total assets		$6,754	$12,252

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2009	2010

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables		$453	$441
Accrued expenses and other liabilities		152	454
Employees and payroll accruals		182	281
Series 2 warrants	6	8,980	1,032

		9,767	2,208

NON-CURRENT LIABILITIES:

Other long-term liabilities		22	20
Royalty liability to the Israeli OCS	7	292	2,103

		314	2,123

COMMITMENTS AND CONTINGENT LIABILITIES	9

Total liabilities		10,081	4,331

EQUITY (DEFICIENCY):
Share capital	11	93	109
Additional paid in capital and other capital reserves		10,466	22,951
Warrants		345	217
Foreign currency translation adjustments		(13)	(2)
Accumulated deficit		(14,218)	(15,354)

Total equity (deficiency)		(3,327)	7,921

Total liabilities and equity (deficiency)		$6,754	$12,252

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2008	2009	2010

Revenues		$-	$3	$86
Cost of revenues		-	*) -	10

Gross profit		-	3	76

Operating expenses:

Research and development, net	12(a)	929	1,929	4,264
Selling and Marketing	12(b)	-	-	95
General and administrative	12(c)	631	795	1,015

Total operating expenses		1,560	2,724	5,374

Operating loss		1,560	2,721	5,298

Financial expenses (income) from changes in fair value of warrants		647	5,226	(4,836)
Other financial expenses		545	208	693
Financial income		(502)	(203)	(19)

Financial expenses (income), net		690	5,231	(4,162)

Loss		$2,250	$7,952	$1,136

Loss per share:

Basic	14	$(0.06)	$(0.21)	$(0.03)

Diluted	14	$(0.06)	$(0.21)	$(0.14)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31
	2008	2009	2010

Loss	$2,250	$7,952	$1,136

Foreign currency translation adjustments	36	234	(11)

Total comprehensive loss	$2,286	$8,186	$1,125

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Number of Shares	Share capital	Additional paid in capital and other capital reserves	Warrants	Foreign currency translation adjustments	Accumulated deficit	Total equity (deficiency)

Balance as of January 1, 2008	35,125,200	$84	$5,788	$-	$257	$(4,016)	$2,113

Total comprehensive loss	-	-	-	-	(36)	(2,250)	(2,286)
Exercise of options	200,000	*) -	46	-	-	-	46
Exercise of Series 1 warrants	1,963,293	5	2,973	-	-	-	2,978
Share-based payment	-	-	30	-	-	-	30

Balance as of December 31, 2008	37,288,493	89	8,837	-	221	(6,266)	2,881

Total comprehensive loss	-	-	-	-	(234)	(7,952)	(8,186)
Issuance of shares, net	213,572	1	278	-	-	-	279
Issuance of Series 3 and Series 4 warrants, net	-	-	-	345	-	-	345
Exercise of options	900,000	2	169	-	-	-	171
Exercise of Series 2 warrants	353,428	1	1,165	-	-	-	1,166
Share-based payment	-	-	17	-	-	-	17

Balance as of December 31, 2009	38,755,493	93	10,466	345	(13)	(14,218)	(3,327)

Total comprehensive loss	-	-	-	-	11	(1,136)	(1,125)
Expiration of Series 3 warrants	-	-	128	(128)	-	-	-
Exercise of options	106,000	*) -	33	-	-	-	33
Exercise of Series 2 warrants	5,534,908	16	12,174	-	-	-	12,190
Share-based payment	-	-	150	-	-	-	150

Balance as of December 31, 2010	44,396,401	$109	$22,951	$217	$(2)	$(15,354)	$7,921

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:

Loss	$(2,250)	$(7,952)	$(1,136)

Adjustments required to reconcile loss to net cash used in operating activities:

Capital loss	-	-	10
Depreciation and amortization	29	34	50
Financial expenses (income), net	690	5,231	(4,162)
Share-based payments	30	17	150

	749	5,282	(3,952)

Changes in operating assets and liabilities:

Trade receivables	-	-	(7)
Prepaid expenses and other receivables	(15)	43	(867)
Trade payables	43	143	(56)
Accrued expenses and other liabilities	118	(1)	279
Employees and payroll accruals	28	63	84
Long-term royalty liability to the Israeli OCS	-	363	1,391
Other long-term liabilities	7	1	(1)

	181	612	823

Interest received	503	54	18
Interest paid	(1)	-	-

	502	54	18

Net cash used in operating activities	(818)	(2,004)	(4,247)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2008	2009	2010

Cash flows from investing activities:

Purchase of property and equipment and intangible assets	(18)	(49)	(57)
Expenditures related to Deep TMS system devices for rental	-	(31)	(260)
Proceeds from bank deposits	1,475	-	1,614
Proceeds from sale of property and equipment	-	-	2
Investment in bank deposits	-	(1,502)	-
Proceeds from sale of marketable securities	2,007	2,206	2,263
Purchase of marketable securities	(1,730)	(465)	(495)
Lease deposit	-	(2)	(15)

Net cash provided by investing activities	1,734	157	3,052

Cash flows from financing activities:

Receipt of grants from the Israeli OCS, recorded initially as a liability	-	-	109
Proceeds from exercise of options	46	171	33
Proceeds from exercise of warrants	2,332	502	8,861
Short-term bank credit, net	(34)	-	-
Issuance of series 3 and series 4 warrants, net	-	345	-
Deferred issuance costs	-	-	(356)

Net cash provided by financing activities	2,344	1,018	8,647

Effect of exchange rate differences on cash and cash equivalents	(280)	62	(144)

Increase (decrease) in cash and cash equivalents	2,980	(767)	7,308
Cash and cash equivalents at the beginning of the year	655	3,635	2,868

Cash and cash equivalents at the end of the year	$3,635	$2,868	$10,176

Non-cash transactions:

Exercise of warrants that were classified as liability	$646	$664	$3,329

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Brainsway Ltd. (“the Company” or “the parent Company”) and its subsidiaries (together - “the Group” or “Brainsway”) are dedicated to the research and development of Deep TMS (Transcranial Magnetic Stimulation) systems, novel, noninvasive medical device for treatment of a wide range of neurological and psychopathological disorders. Potential applications include clinical depression, addiction, schizophrenia, obesity, eating disorders, Parkinson’s disease, Alzheimer’s disease, autism and post-traumatic stress disorder.

The unique technology of the Group is based on patents filed by the Unites States National Institute of Health (“NIH”), a U.S. governmental agency deriving its authority from the U.S. Department of Health and Human Services (“DHHS”) and by the Group. The Group has an exclusive license from the NIH for the patent and technology.

On October 6, 2008, Brainsway obtained the European Union’s CE seal of approval for selling and marketing the Group’s Deep TMS system in EU countries.

On October 26, 2008, the Group’s request for Investigational Device Exemption (“IDE”) received the FDA’s approval in connection with carrying out the multi-centric clinical trial of the Group’s Deep TMS system. On October 14, 2009, the treatment of the first patient taking part in the clinical trial commenced (see Note 9c).

On June 16, 2009, the Group signed an agreement with a third party distributor in Italy (“Italian distributor”) whereby the Italian distributor was granted exclusivity in the marketing, distribution, lease, use, sales promotion and import of the Group’s device in Italy for a period of ten years. The Italian distributor’s exclusive distributor status under the agreement is subject to its commitment to achieve certain minimum levels of orders for, and usage of, the device for most years throughout the term of the agreement. The Group received the first order under this agreement in October 2009.

On August 26, 2010, the Group entered into another exclusive agreement with a third party distributor in Brazil (“Brazilian distributor”) for marketing and distribution of the Group’s Deep TMS system in Brazil. Under the agreement the Brazilian distributor has an exclusive right to market and promote the device in Brazil for 10 years subject to fulfilling its commitment to rent certain minimum quantities throughout the term of the agreement. To date, the Group has not commenced commercial distribution in Brazil. Such commercial distribution is dependent upon receipt of final Brazilian regulatory approvals.

Subject to the agreements described above, initially the Group will receive monthly rental fees and then pay-per-use fees as determined in these agreements.

The Company’s shares and warrants are traded on the Tel-Aviv Stock Exchange Ltd.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The consolidated financial statements have been prepared on a cost basis, except certain financial instruments that have been measured at fair value.

The Group has elected to present the statement of loss using the function of expense method.

The preparation format of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These Standards comprise:

1.	International Financial Reporting Standards (IFRS).
2.	International Accounting Standards (IAS’s).
3.	Interpretations issued by the IFRS Interpretations Committee (IFRIC) and by the Standing Interpretations Committee (SIC).

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effects of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Inter-Group balances and transactions and gains or losses resulting from inter-Group transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

c.	Functional currency and presentation currency:

Functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The majority of the Group’s costs from the operations in Israel are paid in New Israeli Shekels (“NIS”), thus the NIS is the currency of the primary economic environment of the Group and therefore its functional currency.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group has selected the U.S. dollar as the presentation currency in the consolidated financial statements. The Group believes that most of the users of its financial statements are more familiar with the U.S. dollar, than the NIS.

Because the presentation currency is the U.S. dollar, the financial statements of the Group have been translated from the functional currency into the presentation currency, in accordance with the principles set forth in IAS 21, “The Effects of Changes in Foreign Exchange Rates”, as follows:

•
Assets and liabilities are translated into U.S. dollars at the closing rate at the date of each balance sheet. Income and expenses are translated at average monthly exchange rates for the periods presented.

•	Share capital, additional paid-in capital and treasury shares are translated into U.S. dollars using the exchange rate at the date of the transaction.

•	Exchange differences resulting from the translation are recognized as foreign currency translation adjustment within equity.

d.	Cash and cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year, from the date of acquisition. The deposits are presented according to their terms of deposit.

f.	Marketable securities at fair value through profit or loss:

The Group has marketable securities designated upon initial recognition as at fair value through profit or loss. Marketable securities include Israeli Exchange Trade Funds (“ETF’s”) on foreign currencies and government bonds. Marketable securities at fair value through profit and loss are carried in the balance sheet at fair value with changes in fair value recognized in the statements of loss as financial expenses (income).

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are measured at cost less accumulated depreciation.

The annual depreciation rates are as follows:

%

Laboratory equipment	10 - 15
Motor vehicles	15
Computers and communication equipment	33
Office furniture and equipment	7
Deep TMS system devices for rental	10
Leasehold improvements	See below

Costs associated with manufacturing of the Group’s Deep TMS system devices for rental are capitalized and depreciated to cost of revenues over their useful lives commencing on the date the Group completes the installation of its devices at the third party users’ site. The costs of these self-manufactured devices include the cost of materials and direct labor.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

h.	Intangible assets, net:

Separately acquired intangible assets are measured on initial recognition at cost. According to management’s assessment, intangible assets have finite useful lives. The assets are amortized over their useful lives using the straight-line method. The amortization period and the amortization method for an intangible asset are reviewed on an annual basis. The amortization charge is recognized in the consolidated statements of loss.

i.	Research and development expenses:

Expenditures relating to research activities, undertaken with the goal of gaining new scientific or technical knowledge and understanding, are recognized in the consolidated statements of loss as incurred.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. The Group’s management believes that the abovementioned criteria were not met and therefore all development expenditures were recognized in the consolidated statements of loss as incurred.

j.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated statements of loss. No impairment losses have been identified in all period presented.

k.	Royalty bearing government grants:

Royalty bearing government grants are recognized in accordance with IAS 20.8, when there is reasonable assurance that (a) the Group complies with the conditions attached to the grant, and (b) the grant will be received. The grant is recognized on the same time the Group recognizes the related research and development costs for which the grant is received, based on the participation rate approved by the OCS.

Government grants from the Office of the Chief Scientist (“OCS”) in Israel for supporting research and development activities qualify as forgivable loans in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since the grants are repayable only if the Group generates revenues related to the supported project.

When there is reasonable assurance that the grant will not be paid back, the grants are offset against research and development expenses. In such an event, the royalty commitment is accounted for as a contingent liability pursuant to IAS 37 “provisions, contingent liabilities and contingent assets” until the date on which the liability is recognized.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When there is no reasonable assurance that the grants will not be paid back, a liability is recognized. The liability to pay royalties is measured initially at fair value discounted at the market rate of interest existent when the grant was received. The difference between the amount of the grant and the fair value of the liability is recognized as a reduction from research and development expenses. Amounts paid as royalties are recognized as settlement of liability.

In the event that grants were recorded to profit and loss and in subsequent periods the probability for success of the project and therefore payment of royalties to the OCS became probable then a liability is recorded. The liability is measured based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period.

 l.               Share-based payment transactions:

The cost of equity-settled transactions with employees is measured at fair value at grant date. The fair value is determined using the Binomial method. The cost of equity-settled transactions is recognized in the consolidated statements of loss, together with a corresponding increase in equity, during the period which the service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The Group recognizes compensation expenses for the value of its awards, which have graded vesting, based on the acceleration method over the requisite service period of each of the awards.

m.	Employee benefits liabilities: The Group has several employee benefit plans:

1.
Pension obligations

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans are considered defined contribution plans. The defined contribution pension plan is a pension plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employees the pension benefits relating to employee service in the current and prior periods. The contributions are accounted for as expenses related to employee benefits when due.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
Severance pay obligations:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below.

a)
Severance pay obligations that are considered defined contribution plan:

Most of the Group’s employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law (“Section 14”). Under this plan the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity.

The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employee the severance pay benefits relating to employee service in the current and prior periods. The contributions to the said defined contribution plan are accounted for as expenses related to employee benefits when due.

b)
Severance pay obligations that are considered defined benefit plan:

With respect of the remainder of employees not covered under Section 14, the severance pay obligation is accounted for as a defined benefit plan. The Group records severance pay liability in the consolidated balance sheets in respect of the defined benefit severance plan.

3.
Vacation and recreation:

Under labor laws in Israel, each employee is entitled to vacation days and recreation payment, both computed on an annual basis. The entitlement is based on the length of the employment period. The Group recognizes a liability and an expense for vacation and recreation, based on the entitlement of each employee.

n.	Revenue recognition:

The Group recognizes revenues from monthly rental fees of its Deep TMS system devices to its distributors, who promote, market, import and store the Group’s devices. The distributors enter into agreements with third party users, have full latitude in establishing prices and bear the credit risk associated with users of the devices. The distributors pay the fee to the Group as agreed with them, regardless of whether they collect the fees from the third party users or not.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group recognizes revenues in accordance with IAS 17. The agreements with the distributors are usually subject to the following terms: (i) the device is not transferred to the customer at the end of the lease term; (ii) the distributor does not have the option to purchase the device; (iii) the lease term is often relatively short, which is sufficiently shorter than the economic life of the device; and (iv) at the inception of the rental, the present value of the minimum rental fees is substantially less than the fair value of the rented device. Therefore, in accordance with IAS 17, the Group has determined that it does not transfer substantially all of the risks and benefits of ownership of its devices to the distributors and, accordingly, the rental is classified as an operating lease.

Rental fees from a Deep TMS system device are recognized on a monthly basis over the rental period, commencing on the date the installation of the Deep TMS system device is completed at the distributors’ end user’s site. Monthly minimum rental fees from the Group’s distributors are recognized during the initial, “acquaintance familiarization period” under the Group’s distribution arrangements. After this period, Pay-per-use fees in excess of minimum rental, if any, will be recognized as earned in each period, based on periodical reports received from the distributors confirming the number of procedures performed with the devices as well as the related usage fees. The Group intends to implement certain procedures in the future to trace the earning process of pay-per-use fees. The Group has only recognized revenues equal to the monthly minimum rental fees during the periods covered by these consolidated financial statements.

o.	Loss per share:

Basic loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Potential Ordinary shares (convertible securities such as warrants and employee options) are only included in the computation of diluted loss per share when their assumed conversion increases loss per share.

p.	Deferred taxes:

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. As the Group currently is not expected to generate taxable income in the foreseeable future, no deferred tax assets were included in the consolidated financial statements.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Significant accounting judgments, estimates and assumptions used in the preparation of the consolidated financial statements:

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the adoption of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

-
Royalty bearing government grants:

In accordance with the accounting treatment prescribed in Note 2k, the Company’s management is required to evaluate whether there is reasonable assurance that the grant received will be repaid. The net present value of the liability recognized in respect of government grants is dependent upon management’s estimates and assumptions as to future revenues and interest rates.

-
Research and development expenses:

Research costs are recognized as an expense as incurred. Capitalization of development costs is subject to management judgment of whether the criteria as described in Note 2i are met. As of December 31, 2010, management believes that the said circumstances have not been achieved with respect to products at the development stage and thus these expenses were not capitalized.

-
Deferred tax assets:

In accordance with the accounting treatment prescribed in Note 2p, deferred tax assets are recognized for carryforward tax losses and temporary differences to the extent that future utilization of the related tax benefit is probable. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Operating losses are significant, thus, it is not probable that taxable profits will be generated in the very near future. Accordingly, management believes that currently it is not probable that loss carryforwards will be utilized in the foreseeable future.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-
Classification of leases:

In order to determine whether to classify a lease as finance or operating lease, the Group evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the Deep TMS system devices. In this respect, the Group evaluates such criteria as the existence of a “bargain” purchase option, the lease term in relation to the economic life of the Deep TMS system devices and the present value of the minimum lease payments in relation to the fair value of the Deep TMS system devices.

r.	Initial application of new standards:

 IAS 1 Presentation:

Commencing from January 1, 2009, the Company applies Accounting Standard IAS 1, “Presentation of Financial Statements, as Amended” (“IAS 1”). IAS 1 permits presentation of the total income in one statement (a combined statement of income and other comprehensive income), or in two separate statements - a statement of income and a statement of other comprehensive income. The Group chose to present items of income and expense and items of other comprehensive income in two statements - a statement of loss and thereafter a statement of comprehensive loss.

IAS 7 Statements of Cash Flows:

The amendment required that only expenditures that result in a recognized asset in the consolidated balance sheets can be classified as investing activities. The amendment is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Group implemented the amendment as of January 1, 2010. The implementation of the amendment did not have an effect on the Group’s consolidated statements of cash flow.

IFRS 7 Financial Instruments: Disclosures:

The amendment to IFRS 7 requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used in making the measurements, using a three level fair value hierarchy for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy. The amendment was prospectively adopted starting from the financial statements for periods beginning on January 1, 2009.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments:

IFRIC 19 (“the Interpretation”) addresses the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued if their fair value can be reliably measured. If the fair value of the equity instruments issued cannot be reliably measured, then the equity instruments are measured based on the fair value of the financial liability when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in profit or loss.

The Interpretation was adopted on January 1, 2010. The amendment had no effect on the Group’s financial statements.

s.	New standards and interpretations issued but not yet effective:

IFRS 9 - Financial Instruments:

In November 2009, the IASB issued IFRS 9, “Financial Instruments”, which represents the first phase of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statements of loss or in other loss, in accordance with the election of the accounting policy on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard. The Group is evaluating the possible effect of the adoption of the new standard on the consolidated financial statements but is presently unable to assess such effect, if any. The Group believes that the effect of the amendment on the consolidated financial statements is not expected to be material.

IAS 24 - “Related Party Disclosure”:

The amendment requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. This amendment is effective for accounting periods beginning on or after January 1, 2011.

IFRS 7 - Financial Instruments: Disclosure:

The amendment to IFRS 7 clarifies the disclosure requirements prescribed by the Standard. The Standard highlights the connection between the quantitative and qualitative disclosures and the nature and scope of the risks arising from financial instruments. The disclosure requirements regarding securities held by the company have been minimized and the disclosure requirements regarding credit risk have been revised. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is possible. The Group estimates that the amendment will not have a material effect on financial instruments presented in the consolidated financial statements.

IAS 1 - Presentation of Financial Statements:

According to the amendment to IAS 1, the changes between the opening and the closing balances of each other comprehensive income component may be presented in the statement of changes in equity or in the notes accompanying the annual financial statements. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is possible. The amendment is not expected to have a material effect on the Group’s financial statements.

t.	Authorization of the financial statements for issuance:

The consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 28, 2011.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       MARKETABLE SECURITIES

	December 31,
	2009	2010

Fair value through profit or loss:

Israeli ETF’s on foreign currencies	$1,217	$-
Israeli government bonds	487	-

	$1,704	$-

NOTE 4:-       PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2009	2010

Prepaid expenses	$18	$9
Government authorities	110	145
Grants receivable from OCS	103	916
Deferred issuance costs	-	420
Advance to suppliers	76	118
Other	6	8

	$313	$1,616

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-       PROPERTY AND EQUIPMENT, NET

                        Composition for 2010:

	Balance at the beginning of the year	Additions	Disposals	Currency translation differences	Balance at the end of the year

Cost:

Laboratory equipment	$17	$8	$-	$2	$27
Motor vehicles	42	-	(26)	3	19
Computers and communication equipment	49	23	-	4	76
Office furniture and equipment	34	12	-	2	48
Deep TMS system device for rental	32	260	-	15	307
Leasehold improvements	17	-	-	1	18

	191	303	(26)	27	495

Accumulated depreciation:

Laboratory equipment	10	3	-	1	14
Motor vehicles	17	5	(14)	1	9
Computers and communication equipment	33	13	-	2	48
Office furniture and equipment	4	3	-		7
Deep TMS system device for rental	-	9	-	1	10
Leasehold improvements	9	4	-	1	14

	73	37	(14)	6	102

Property and equipment, net	$118	$266	$(12)	$21	$393

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-       PROPERTY AND EQUIPMENT, NET (Cont.)

                        Composition for 2009:

	Balance at the beginning of the year	Additions	Currency translation differences	Balance at the end of the year
Cost:

Laboratory equipment	$16	$1	$-	$17
Motor vehicles	42	-	-	42
Computers and communication equipment	37	12	-	49
Office furniture and equipment	21	13	-	34
Deep TMS system device for rental	-	31	1	32
Leasehold improvements	10	6	1	17

	126	63	2	191
Accumulated depreciation:

Laboratory equipment	7	3	-	10
Motor vehicles	11	6	-	17
Computers and communication equipment	24	8	1	33
Office furniture and equipment	2	2	-	4
Deep TMS system device for rental	-	-	-	-
Leasehold improvements	4	4	1	9

	48	23	2	73

Property and equipment, net	$78	$40	$-	$118

NOTE 6:-       WARRANTS

On January 7, 2007, as part of its initial public offering on the Tel-Aviv Stock Exchange (“TASE”), the Company issued Series 1 and Series 2 warrants exercisable for ordinary shares. The nominal exercise price of the Series 1 warrants was NIS 4 (linked to the Israeli CPI) and they were exercisable through December 2008, at which time the remaining warrants not exercised were forfeited. The nominal exercise price of the Series 2 warrants is NIS 5.1 (linked to the Israeli CPI) and they are exercisable through January 2, 2011.

These warrants were classified as a liability in accordance with IAS 32 and IAS 39, since their exercise price is linked to the changes in the Israeli CPI. As the liability is a non-equity derivative financial instrument, it is classified as financial liability at fair value through profit or loss. The liability is initially recognized at its fair value, based on its quoted market price on the TASE, on the date of issuance and subsequently measured at fair value. The fair value changes are recognized as financial expenses (income) from changes in fair value of warrants in the consolidated statements of loss.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-       WARRANTS (Cont.)

The following table presents the activity in Series 1 and Series 2 warrants during the reported periods:

	Warrants
	Series 1	Series 2

Issued in 2007	8,815,200	8,815,200

Balance at December 31, 2007	8,815,200	8,815,200
Exercised	(1,963,293)	-
Forfeited	(6,851,907)	-

Balance at December 31, 2008	-	8,815,200
Exercised	-	(353,428)

Balance at December 31, 2009	-	8,461,772
Exercised	-	(5,534,908)

Balance at December 31, 2010	-	*) 2,926,864

*)	On January 2, 2011, 2,919,464 Series 2 warrants were exercised for a total consideration of $ 4,786. The remaining 7,400 warrants expired on that date.

NOTE 7:-       ROYALTY LIABILITY TO THE ISRAELI OCS

Classification in consolidated balance sheets:

	December 31,
	2009	2010

Accrued expenses - current liabilities	$9	$8
Long-term royalty liability to the Israeli OCS	292	2,103

	$301	$2,111

The movement in the provision is as follows:

	2009	2010

Balance at the beginning of the year:	$-	$301

Government grants	1,103	1,244
Royalty payments	-	(1)
Currency translation differences	12	109
Amounts charged to the statements of comprehensive loss:
Financial expenses (income)	(73)	203
Research and development cost (deduction)	(741)	255

Balance at year end	$301	$2,111

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       ROYALTY LIABILITY TO THE ISRAELI OCS (Cont.)

The Company’s Israeli subsidiary participated in a program financed by the Israeli Government for the support of research and development activities. The subsidiary received research and development participation grants from the Israeli Office of Chief Scientist (“OCS”) and in return committed to pay royalties at a rate of 3%-3.5% from revenues that derive from the funded research and development up to 100% of the grants received subject to the conditions of the program.

At each balance sheet date the Group evaluates whether there is reasonable assurance that the grant, in whole or in part, will not be repaid, based on the best estimate of future revenues. Up to 2009 the Group’s management believed it was reasonably assured that the grants will not be repaid and therefore no liability was recognized. During 2009, due to obtaining an approval to market and sell the Group’s device in Europe for certain application, and signing its first distribution agreement with the Italian Distributor, the Group’s management concluded that for part of the grants received in the past it was no longer reasonably assured that they will not be repaid to the OCS and accordingly recognized a liability of $ 363 which represents the fair value of the grants at that date.

During 2010 the Group’s management concluded it is no longer reasonably assured that all the grants received from the OCS will not be repaid, and recognized a full liability to the OCS at its fair value. As of December 31, 2010 the liability to the OCS amounted to $ 2,111.

The grants from the OCS are linked to the U.S. Dollar and bear annual interest at the rate of LIBOR. The nominal undiscounted obligation to pay royalties to the OCS including accrued interest amounted to approximately $ 3,500 as of December 31, 2010.

NOTE 8:-       FINANCIAL INSTRUMENTS

a.	The financial assets and financial liabilities in the consolidated balance sheets are classified by Groups of financial instruments pursuant to IAS 39:

	December 31,
	2009	2010
Financial assets:
Cash and cash equivalents	$2,868	$10,176

Financial assets at fair value through profit or loss designated as such upon initial recognition:
Marketable securities	$1,704	$-

Financial assets measured at cost:
Other receivables	$219	$1,069

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

	December 31,
	2009	2010
Financial liabilities:
Financial liabilities at fair value through profit or loss:
Warrants	$8,980	$1,032

Financial liabilities measured at cost:
Trade payables	$453	$441

Employees and payroll accruals	$182	$281

Accrued expenses	$138	$446

Other long-term liabilities	$13	$12

b.	Financial risks factors:

The Group’s activities expose it to various financial risks such as market risks (foreign currency risk, Israeli CPI risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management plan focuses on activities to reduce possible adverse effects on the Group’s financial performance.

Risk management is performed by the Company’s CEO in accordance with the policies approved by the Board of Directors (the “Board”). The CEO identifies, assesses and defines financial risks. The Board establishes principles for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, the use of derivative financial instruments and non-derivative financial instruments and the investments of excess liquid positions.

1.	Market risks:

a)
Foreign currency risk:

The Group has cash and cash equivalents on foreign currencies, which are exposed to possible changes in the exchange rates of foreign currencies such as the U.S. dollar, Euro and GBP.

In addition, the Group has a liability in respect of research and development grants from the OCS and a liability to issue shares that are both linked to the U.S. dollar.

b)	Interest rate risk: As of December 31, 2010 all of the Group’s deposits are at a fixed rate of interest.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

c)
Price risk:

The Group is exposed to the risk of increase in the prices of Series 2 warrants, which are classified as liability on the consolidated balance sheets based on their fair value. As of January 2, 2011 all of series 2 warrants were exercised or expired (see Note 6).

2.
Credit risk:

The Group has no significant concentrations of credit risk. The Group maintains cash and cash equivalents in financial institutions located in Israel. The relative credit stability of the financial institutions is evaluated on a regular basis.

3.
Liquidity risk:

The Group monitors its liquidity risk using monthly budgets. The Group will evaluate any potential additional financing rounds if necessary.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments, as of December 31, 2010:

	Less than one year	1 to 5 years	> 5 years	Total

Trade payables	$441	$-	$-	$441
Accrued expenses	446	-	-	446
Employees and payroll accruals	281	-	-	281
Other liabilities	2	10	10	22

	$1,170	$10	$10	$1,190

c.	Fair value:

The carrying amount of cash and cash equivalents, other receivables, trade payables, other liabilities and warrants approximate their fair values.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

d.	Classification of financial instruments by fair value hierarchy:

The financial instruments presented in the consolidated balance sheets at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

                                          Level 1   -  quoted prices (unadjusted) in active markets for identical assets or liabilities.

                                          Level 2   -   inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

                                          Level 3   -  inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The Group’s marketable securities were measured at fair value based on quoted prices in the TASE and therefore categorized as Level 1.

The fair value of right to issue shares categorized as Level 3 is determined by comparing the costs of exercising the right to issue shares to the cost of other fund raising alternatives (See also Note 10).

The Group’s Series 2 warrants in the amount of $ 1,032 as of December 31, 2010 are measured at fair value based on quoted prices in the TASE and therefore categorized as Level 1.

During the years presented, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

 Changes in financial assets classified in Level 3:

Financial asset at fair value through profit or loss

Balance as of January 1, 2009	$-

Right to issue shares	300
Total loss recognized in statement of loss	(94)

Balance as of December 31, 2009	206

Total loss recognized in statement of loss	(206)

Balance as of December 31, 2010	$-

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

e.	Sensitivity tests relating to changes in market factors:

	December 31,
	2009	2010

Sensitivity analysis to changes in the U.S. dollar exchange rate against NIS:

Gain (loss) from the change:
Increase of 5% in exchange rate	$78	$80
Decrease of 5% in exchange rate	$(78)	$(80)

 Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management’s estimates as to the reasonably possible changes in these risk variables. The Group has performed sensitivity analysis of the principal market risk factor (the effect of change in exchange rate) that is likely to affect its reported operating results or financial position. The analysis of the risk factor was performed assuming that all the other variables are constant.

f.	Information on the linkage terms of financial assets:

December 31, 2010:

	In or linked to foreign currency
	U.S. dollar	Euro	GBP	Unlinked (NIS)	Total

Cash and cash equivalents	$3,591	$404	$22	$6,159	$10,176

Trade receivables	5	3	-	-	8

Other receivables	-	-	-	1,069	1,069

	$3,596	$407	$22	$7,228	$11,253

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

December 31, 2009:

	In or linked to foreign currency
	U.S. dollar	Euro	GBP	Unlinked (NIS)	Total

Cash and cash equivalents	$1,594	$-	$197	$1,077	$2,868

Marketable securities	506	711	-	487	1,704

Other receivables	-	-	-	219	219

	$2,100	$711	$197	$1,783	$4,791

g.	Information on the linkage terms of financial liabilities:

December 31, 2010:

	In or linked to foreign currency			Linked to
	U.S. dollar	Euro	GBP	Israeli CPI	Unlinked (NIS)	Total

Financial liabilities at fair value through profit or loss:
Warrants	$-	$-	$-	$1,032	$-	$1,032

	-	-		1,032	-	1,032

Financial liabilities measured at amortized cost:
Trade payables	44	5	1	-	391	441
Accrued expenses	198	-	-	-	248	446
Employees and related accruals	-	-	-	-	281	281
Other liability	12	-	-	-	-	12

	254	5	1	-	920	1,180

	$254	$5	$1	$1,032	$920	$2,212

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       FINANCIAL INSTRUMENTS (Cont.)

December 31, 2009:

	In or linked to foreign currency		Linked to
	U.S. dollar	GBP	Israeli CPI	Unlinked (NIS)	Total

Financial liabilities at fair value through profit or loss:
Warrants	$-	$-	$8,980	$-	$8,980

	-	-	8,980	-	8,980

Financial liabilities measured at amortized cost:
Trade payables	13	155	-	285	453
Accrued expenses	-	-	-	138	138
Employees and related accruals	-	-	-	182	182
Other liability	13	-	-	-	13

	26	155	-	605	786

	$26	$155	$8,980	$605	$9,766

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	In-license agreements:

The Group’s rights to the intellectual property that underlies its Deep TMS system technology derive from its wholly owned subsidiary Brainsway, Inc.’s, in-licensing agreements with (i) the DHHS and the PHS, dated July 2003, and amended in August 2005 and April 2008, and (ii) Yeda, dated June 2005, and amended in August 2007, January 2009, March 2010, November 2009 and May 2010. Such technology was developed by the Group’s founders over the course of their work for the NIH. Under the agreement with Yeda, the Group has furthermore commissioned research by the Weizmann Institute concerning the application of TMS technology. All discoveries and patent rights developed under the agreement with Yeda are vested exclusively with Yeda.

The Group has been granted, in these agreements, an exclusive, worldwide license, with a right to sublicense, subject to PHS and Yeda approval, respectively, for the life of the relevant patents (or, in the case of the agreement with Yeda, until the 15 year anniversary of the first commercial sale of a product developed on the basis of the agreement) to develop, create, use, import, offer and sell any product or treatment that relates to TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda’s research).

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

These agreements require the Group, as a condition to the maintenance of its license and other rights, to make milestone and royalty payments and satisfy certain performance obligations.

Furthermore, the Group’s agreement with the PHS requires the Group to manufacture its products based on the worldwide license primarily in the United States.

The royalty rates under the agreements vary, percentage-wise, depending upon the revenues that the Group and/or its sub-licensees generate from product sales or product usage fees that are based upon the individual patents. Under the PHS agreement, the Company must pay 3% of the first $ 10,000 of revenues and 2% of all additional revenues derived on the basis of the first patent, and 2% of the first $ 10,000 of revenues and 1% of all additional revenues generated on the basis of the second (currently potential) patent. Under the Yeda agreement, these royalties consist of 3% of the first $ 10,000 of revenues and 2% of all additional revenues derived on the basis of intellectual property developed by Yeda alone, and 1.5% of the first $ 10,000 of revenues and 1% of all additional revenues for products for which Yeda’s research and the PHS patents each serve as a support for the relevant intellectual property rights. The Group must also pay to the PHS 8% of all fees (aside from product sale/usage fee revenues described above and payments by sub-licensees for investments in the Group’s’ share capital or in research and development) generated by the Group from sub-licenses of its licensed rights. Under the Yeda agreement, payments for sub-licenses are set at the levels of 8% for licenses of intellectual property developed by Yeda alone, and 4% for licenses for which Yeda’s research and the PHS patents each serve as a support for the relevant intellectual property rights. The PHS agreement also imposes milestone requirements upon the Group, as it must apply for, and receive approval for, the marketing of its product from the FDA or another regulatory body by certain dates and to commence sales of the product by a certain date.

Each of these in-licensing agreements will remain in effect until the expiration of the final patent recorded pursuant to the agreement or, in the case of the license from Yeda, if later, upon the passage of 15 years following the first commercial sale of a product developed on the basis of the agreement. The Company is entitled to terminate the license agreements upon 60 days prior notice and the counter parties are entitled to terminate the agreements under certain conditions, as specified in the agreements.

Since 2003, through December 31, 2010, the Group paid NIH and Yeda an amount of $ 132 and $ 201, respectively, which was recorded as research and development expenses.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Group has also in-licensed development, production and marketing rights from selected research and academic institutions in order to capitalize on the clinical tests that they carry out on the Group’s behalf for applications of the Group’s Deep TMS system technology. Under certain of the collaborative arrangements with these institutions, the Group retains full intellectual property rights to all results and products of development and clinical testing, while under other such arrangements, such intellectual property rights are shared or are retained by the Group’s partners, in which case the Group in-license the right to further develop and market Deep TMS system applications based upon such rights. The royalty and revenue sharing rates in these in-licensing agreements vary from case to case, but generally range from 0.75% to 3% of the consideration received from sales, fees collected for treatments and sublicenses of the applicable therapeutic application.

b.	Government grants:

If the subsidiary would violate certain conditions without the prior approval of the OCS, such as manufacturing of the Group’s products outside of Israel as determined in the in-licensing agreement with the PHS (see Note 9a), the royalty obligation can be raised up to 300% of the grants received depending on the percentage of manufacture performed outside Israel.

c.	Multi-Centric clinical trial agreements:

In 2009, the Group entered into several agreements for performing a multi-centric clinical trial in depression with various centers around the world. The Group’s management believes that the expenses expected in connection with this trial will approximate $ 2,000. Up to December 31, 2010, the Group recorded expenses, in the amount of $ 236 in respect of this trial.

d.	Lease commitments:

1.
The Group rents its main facilities under an operating lease agreement with an initial term expiring on May 27, 2011. Future minimum lease commitments under non-cancelable operating leases for the year ended December 31, 2010 were $ 47.

Rent expenses for the years ended December 31, 2008, 2009 and 2010 were $ 103, $ 103 and $ 113, respectively.

2.
The Group leases its motor vehicles under cancelable operating lease agreements for periods through 2013. The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $ 37 as of December 31, 2010.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     FINANCING AGREEMENT

The Group is a party to a standby equity distribution agreement, dated December 18, 2008, with a third party, pursuant to which the Group has the right to request equity funding of up to an aggregate of $15,000 at any time over the course of a three year period, in installments not to exceed $ 400 (with a minimum of ten trading days between each installment), at a price per share equal to the lowest closing price of the Company’s ordinary shares for the ten trading days following its funding request, less a discount of 3.5%. In addition to the discount to the market price, the Group will also pay a commission in cash equal to 3% of the amount of any investment that the Group requests and receives under the agreement. The Group may not request funding to the extent that it will cause an ownership of its ordinary shares to exceed 5%.

Upon the effectiveness of the agreement, as a fee in respect of providing the Group with investments over the term of the agreement, the Company issued to the third party (upon payment of par value) 213,572 ordinary shares with a total value of $ 300. Under the agreement, the Company furthermore required to issue, twelve months after the date of completion of the first investment made pursuant to the agreement, additional ordinary shares at a value of $ 150.

Upon signing, the Group recorded a financial asset through profit and loss representing the right to issue shares, in the amount of $ 300. The financial asset is measured at fair value, at each reporting period. Changes in the fair value are recognized in the statements of loss as financial expenses (income). As of December 31, 2010 the fair value of the right to issue shares under this agreement was estimated at $ 0, due to the existence of better alternatives to raise additional funds.

In February 2011, the financing agreement terminated pursuant to its terms.

NOTE 11:-     EQUITY

a.	Share capital:

The Company’s share capital is composed of 100,000,000 authorized ordinary shares of NIS 0.01 par value each. Ordinary shares confer upon their holders the right to receive cash and share dividends and the right to participate in the distribution of dividends upon liquidation pro rata to their holdings. The holders of ordinary shares also have the right to vote in the meetings of shareholders where every share confers one vote to its holder.

b.	Initial Public Offering in Tel-Aviv Stock Exchange (“TASE”):

On January 7, 2007, the Company completed its initial public offering on the TASE, under which the Company issued 88,152 units. Each unit consisted of 100 ordinary shares of NIS 0.01 par value each, 100 Series 1 warrants and 100 Series 2 warrants (collectively, a “unit”). Prior to the initial public offering, an outstanding loan given by certain shareholders, plus accrued interest, in the amount of $ 979 was contributed into equity.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     EQUITY (Cont.)

Upon the initial public offering, the Company raised $ 7,840 from the public before issuance expenses. The proceeds from the issuance of the units were attributed to two components, ordinary shares and warrants classified as liability (see Note 6). The Company allocated $ 2,874 to the warrants based on their fair value on the issuance date and the residual amount of $ 4,966 was allocated to equity.

In connection with the initial public offering, the Company issued 900,000 options to the underwriters, at an exercise price of NIS 0.74, immediately exercisable. In September 2008 and January 2009, the underwriters exercised 200,000 and 700,000 options, respectively, for the same number of ordinary shares.

c.	Issuance of shares to investor:

In March 2009, the Company issued 213,572 ordinary shares to an investor. See Note 10.

d.	Warrants:

In December 2009, 100,000 units were issued to the public, consisting of 10 Series 3 warrants and 10 Series 4 warrants in consideration for $ 345 (net of issuance expenses of $ 24). The Company recorded the net proceeds as a separate component of equity.

The following table summarizes the warrants issued as part of capital raising that are classified as equity, based on IAS 32, in the Group’s consolidated balance sheets:

	Warrants
	Series 3 *)	Series 4

Exercise price (NIS)	12.75	20
Exercisable through	June 2010	December 2011

Number of warrants as of December 31, 2010	-	1,000,000

*)        All the Series 3 warrants expired on June 30, 2010.

e.	Options to employees and consultants:

In November 2006, the Company’s board of directors approved the Israeli Share Option Plan (“the plan”). Under the plan, options may be granted to employees, directors, consultants and other service providers of the Group.

The Company has reserved for issuance as stock options a total of 3,374,750 ordinary shares. As of December 31, 2010, an aggregate of 19,200 stock options were still available for future grants. Any options, which are forfeited or not exercised before expiration, become available for future grants. Each option granted under the plan is exercisable for 10 years from the date of the grant of the option (subject to earlier expiration dates as per the provisions of the plan).

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     EQUITY (Cont.)

The Group uses the binomial model when estimating the grant date fair value of equity-settled share options. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Group’s characteristics, since it does not have sufficient company specific data.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Measurement of options granted to employees was made at the grant date of equity-settled share options and options granted to consultants and other service providers are remeasured as the services are received.

There have been no modifications or cancellations to any of the employee stock options.

A summary of the activity in options granted to employees and consultants is as follows:

	2008		2009		2010
	Number of options	Weighted average exercise price (NIS)	Number of options	Weighted average exercise price (NIS)	Number of options	Weighted average exercise price (NIS)

Outstanding at beginning of year	3,070,750	0.78	3,070,750	0.78	2,870,750	0.78
Exercised during the year	-	-	(200,000)	0.82	(106,000)	0.77
Granted during the year	-	-	-	-	284,800	13

Outstanding at end of year	3,070,750	0.78	2,870,750	0.78	3,049,550	1.92

Exercisable at end of year	2,945,750	0.82	2,787,417	0.80	2,702,250	0.80

The weighted average remaining contractual life of share options outstanding as of December 31, 2009 and 2010 was 6.3 years and 6 years, respectively.

The exercise prices for outstanding share options as of December 31, 2009 and 2010 range between NIS 0-3.4 and NIS 0-13, respectively.

 Measurement of the fair value of equity-settled share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

In May 2010, the Company granted to employees 284,800 options to ordinary shares. The options are exercisable over a period of 10 years and will be vested each quarter in a period of 2 years.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     EQUITY (Cont.)

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above grant:

Dividend yield (%)	0%
Expected volatility of the share prices (%)	50.76-65.56%
Risk-free interest rate (%)	2.2-3.99%
Expected life of share options (years)	2.3-2.8
Exercise price (NIS)	13
Share price (NIS)	10.72

Based on the above inputs, the fair value of the options was determined at $ 400 at the grant date.

f.	Capital management in the Group:

The Group’s capital management objectives are to reserve the ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

NOTE 12:-     SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF LOSS

a.	Research and development costs, net:

	Year ended December 31
	2008	2009	2010

Salaries and related benefits	$743	$1,008	$1,376
Subcontractors	849	861	1,352
Laboratory material	226	644	900
Recognition of a liability to the OCS	-	362	1,500
Other	104	157	380
Less - government grants	(993)	(1,103)	(1,244)

	$929	$1,929	$4,264

b.	Selling and marketing:

	Year ended December 31
	2008	2009	2010

Subcontractors	$-	$-	$86
Other	-	-	9

	$-	$-	$95

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF LOSS (Cont.)

c.	General and administrative expenses:

	Year ended December 31
	2008	2009	2010

Salaries and related benefits	$136	$185	$255
Professional fees	193	284	254
Office expenses	184	225	348
Depreciation and amortization	29	33	41
Travel	89	68	117

	$631	$795	$1,015

NOTE 13:-     TAXES ON INCOME

a.	Tax rates applicable to the income of the Group:

1.	Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

2.	Tax rate applicable for the U.S. subsidiary is a weighted rate of 35%-45% (Federal tax, State tax and Council tax).

b.	Final tax assessments:

The Company and its subsidiaries have not received final tax assessments since their incorporation. However, the assessments of the Company’s Israeli subsidiary are deemed final through 2006.

c.	Net operating losses carryforward:

As of December 31, 2010, the Company and its Israeli subsidiary had aggregate carryforward tax losses in the amount of approximately $ 10,400. The U.S. subsidiary had federal and state net operating losses and credits of $ 850 which expire at various times.

d.	Deferred tax assets:

Deferred tax assets relating to carryforward tax losses, as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     LOSS PER SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Year ended December 31,
	2008		2009		2010
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss
For the computation of basic loss	35,670,233	$2,250	38,422,016	$7,952	39,654,144	$1,136

Effect of potential dilutive Ordinary shares of warrants classified as liability	*) -	*) -	*) -	*) -	2,925,869	**) 4,836

For the computation of diluted loss	35,670,233	$2,250	38,422,016	$7,952	42,580,013	$5,972

*)	Anti-dilutive.
**)	Financial income resulted from changes in fair value of warrants classified as liability.

The total weighted average number of shares related to the outstanding options and warrants and options excluded from the calculations of diluted loss per share due to their anti-dilutive effect was 21,010,419, 11,908,126 and 4,266,397 for the years ended December 31, 2008, 2009 and 2010, respectively.

BRAINSWAY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     BALANCES AND TRANSACTIONS WITH KEY EXECUTIVES AND RELATED PARTIES

a.	Balances with key executives and related parties:

	December 31, 2009		December 31, 2010
	Key executives	Related parties	Key executives	Related parties

Employees and payroll accruals	$112	$2	$122	$19

b.	Benefits to key executives and related parties:

	Year ended December 31
	2008	2009	2010

Salaries and benefits to those employed by or on behalf of the Company	$456	$627	$882

Share-based payment to key executives	$30	$16	$63

Other expenses to related parties	$22	$34	$24

c.	Transactions with key executives and related parties:

	Year ended December 31
	2008		2009		2010
	Key executives	Related parties	Key executives	Related parties	Key executives	Related parties

Research and development	$409	$-	$531	$-	$800	$-
General and administrative	77	22	112	34	145	23

	$486	$22	$643	$34	$945	$23

Ordinary Shares

Brainsway Ltd.

PROSPECTUS

Sole Book-Running Manager

Roth Capital Partners

Co-Manager

Maxim Group LLC

                     , 2011

Through and including               , 2011 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors, Officers and Employees

An Israeli company may indemnify a director or officer) in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association.  Our Articles of Association contain such a provision.  An undertaking provided in advance by an Israeli company to indemnify a director or officer with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or based on a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the above-mentioned events and amount or criteria.

In addition, a company may indemnify a director or officer against the following liabilities incurred for acts performed as director or officer:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

•
a breach of duty of loyalty to the company, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure a director or officer against or for any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of directors and officers must be approved by our Audit Committee and our Board of Directors and, in respect of our directors, by our shareholders.  Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims.  To date, no claims for liability have been filed under this policy.  In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as such.  This indemnification is limited both in terms of amount and coverage.  In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.  Recent Sales of Unregistered Securities

All of the below-described numbers of shares issuable or sold, and offering and exercise prices, do not reflect the one-for-        reverse stock split that we expect to effect immediately prior to the date of this prospectus.

Initial Public Offering of Ordinary Shares in Israel

In January 2007, pursuant to our initial public offering in Israel, we offered and sold 8,815,200 ordinary shares, 8,815,200 negotiable Series 1 Warrants, each exercisable at an initial price per underlying ordinary share of NIS 4.00 or $1.13 (as to be adjusted based on changes in  the Israeli consumer price index subsequent to January 2007) and 8,815,200 negotiable Series 2 Warrants, each exercisable at an initial price per underlying ordinary share of NIS 5.10 or $1.44 (as to be adjusted based on changes in  the Israeli consumer price index subsequent to January 2007).  The shares and warrants were offered in units comprised of 100 ordinary shares, 100 negotiable Series 1 Warrants and 100 negotiable Series 2 Warrants each, at a minimum price per unit of NIS 340 or $95.77, for aggregate consideration of approximately NIS 33 million, or $9.30 million (based on the exchange rate of NIS 3.55 = US$1.00 reported by the Bank of Israel on December 31, 2010), prior to deduction of issuance and underwriting expenses.  The ordinary shares, Series 1 Warrants and Series 2 Warrants were all listed for trading on the TASE, and the ordinary shares issued upon exercise of the Series 1 Warrants and Series 2 Warrants were similarly listed for trading on the TASE immediately upon their issuance following such exercise.  The exercise periods for the Series 1 Warrants and Series 2 Warrants expired on December 31, 2008 and January 2, 2011, respectively.

The principal underwriters for this offering were Clal Finance Underwriting Ltd. and Gaon Underwriting and Investments Ltd., and total cash commissions paid to them in respect of the offering amounted to NIS 3 million or $845,070 (based on the exchange rate reported by the Bank of Israel on December 31, 2010).  Clal Finance Underwriting Ltd. was also issued warrants (which were not listed for trading) to purchase an aggregate of 900,000 ordinary shares at an exercise price of NIS 0.74 (or $0.21) per share.  Such warrants were subsequently exercised, from October 2008 through January 2009, for total consideration of approximately NIS 678,000, or $190,986 (based on the exchange rate reported by the Bank of Israel on December 31, 2010).

Follow-On Offering in Israel

On February 26, 2009, we filed a shelf prospectus with the TASE and ISA.  The shelf prospectus allowed us, for a period of two years, to issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, without being required to publish a full prospectus.  Following their issuance, such securities could be registered for trade on the TASE with no lock-up period.  As permitted under applicable Israeli law, our shelf prospectus did not contain a NIS or dollar limitation on the aggregate amount of the securities to be offered thereunder.  The shelf prospectus registered different classes of securities, including up to 12 billion ordinary shares, up to five series of ordinary debentures, up to five series of debentures convertible into ordinary shares, up to five series of warrants exercisable into shares and up to 10 series of warrants exercisable for debentures.

Pursuant to our February 2009 shelf prospectus, we conducted, in December 2009, a follow-on public offering in Israel involving the issuance and listing on the TASE of up to one million Series 3 Warrants, exercisable for ordinary shares at an exercise price of NIS 12.75 or $3.59 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2010) until June 30, 2010, and up to one million Series 4 Warrants, exercisable for ordinary shares at an exercise price of NIS 20 or $5.63 per ordinary share (based on the exchange rate reported by the Bank of Israel December 31, 2010) until December 31, 2011.  The warrants were offered and sold in units, each consisting of 10 Series 3 Warrants and 10 Series 4 Warrants, at a minimum price per unit of NIS 4 (or $1.13).  The immediate aggregate proceeds from the offering of such warrants amounted to approximately NIS 1.4 million or $394,366 (based on the exchange rate reported by the Bank of Israel on December 31, 2010).  The Series 3 Warrants and Series 4 Warrants were listed for trading on the TASE, and the ordinary shares issuable upon exercise thereof will be listed for trading on the TASE immediately upon their issuance following such exercise.

This follow-on offering was not underwritten, although we engaged a distributor who assisted us in selling the warrants to the public pursuant to the offering, who received approximately NIS 70,000 (or $19,718) as commission for his services.

Additional Issuances of Ordinary Shares

Of the Series 1 Warrants sold in our initial public offering in Israel in January 2007, 1,963,293 were exercised (from the initial date on which they could be exercised— May 2008— until the expiration date for exercise, December 31, 2008) for aggregate consideration of approximately NIS 8.5 million, or $2.394 million.  Of the Series 2 Warrants sold in our Israeli initial public offering, 8,807,800 were subsequently exercised (from the date on which they were first exercisable until the expiration date for exercise, January 2, 2011) for aggregate consideration of approximately NIS 51,023,441, or $14.373 million.

Of the Series 3 Warrants and Series 4 Warrants sold in our follow-on offering, none (of either series) has been exercised until the date of this prospectus.

Pursuant to a standby equity distribution agreement, dated December 18, 2008 and amended on February 25, 2009, with YA Global Investments L.P., or YA Global, we issued to YA Global, in March 2009, an aggregate of 213,572 ordinary shares, in consideration of its payment of the par value of such shares (NIS 0.01 per share, for aggregate cash consideration of NIS 2,136 or $602) and its undertaking under the agreement to provide us with subsequent financings.  Such shares were issued and listed for trading on the TASE pursuant to our February 2009 shelf offering prospectus.  This agreement with YA Global terminated automatically in February 2011, upon the lapse in effectiveness of our February 2009 shelf prospectus.

During 2009, we issued 200,000 ordinary shares in connection with the exercise of options (which had been granted under our 2006 Stock Option Plan) by a consultant, for total consideration of approximately NIS 154,000 or $43,380.  The shares issued upon exercise were listed for trading on the TASE.

In January 2010, we issued 100,000 ordinary shares to a consultant upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan), for consideration of approximately NIS 71,000 or $20,000.  The shares issued upon exercise were listed for trading on the TASE.

In April 2010, we issued 4,000 ordinary shares to one of our directors upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan) at an exercise price of NIS 2.82 ($0.79) per share, for aggregate consideration of NIS 11,280 or $3,177.  The shares issued upon exercise were listed for trading on the TASE.

In May 2010, we issued 2,000 ordinary shares to a consultant upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan) at an exercise price of NIS 0.01 per share, for aggregate consideration of NIS 20 or $5.63.  The shares issued upon exercise were listed for trading on the TASE.

Other than for the public offering in Israel described above, no underwriters were involved in the foregoing sales of ordinary shares.  All of the securities referred to above were sold pursuant to an exemption from registration under Regulation S of the Securities Act relevant to sales of securities outside of the United States and/or under Section 4(2) of the Securities Act as not involving a public offering, to the extent an exemption from such registration was required.

Item 8.  Exhibits and Financial Statement Schedules

(a)	Exhibits

EXHIBIT INDEX
upon the effectiveness of this registration statement

1.1	Form of Underwriting Agreement.*
3.1	Articles of Association of the Registrant, as amended (which do not reflect the reverse stock split to be effective upon the effectiveness of this registration statement). ∞
4.1	Specimen ordinary share certificate.
4.2	Specimen Series 4 Warrant certificate.∞
5.1	Opinion of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
10.1	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Uzi Sofer, as amended by First Amendment to Employment Agreement, dated May 9, 2006.∞
10.2	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006.∞
10.3	Employment Agreement, dated April 10, 2007, by and between Brain Research and Development Services Ltd. and Yael Zeiger.∞
10.4	Consulting Agreement, dated April 1, 2009, but effective as of May 1, 2006, by and between Brainsway, Inc. and Professor Abraham Zangen, as extended, effective as of April 1, 2011.
10.5	Consulting Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. David Zacut, as amended by First Amendment to Consulting Agreement, dated May 9, 2006.
10.6.1	Patent License Agreement, dated July 7, 2003, by and between Brainsway, Inc. and the United States Public Health Service.
10.6.2	Patent License Amendment, dated August 24, 2005, by and between Brainsway, Inc. and the United States Public Health Service.
10.6.3	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between Brainsway, Inc. and the United States Public Health Service.
10.7.1	Research and License Agreement, dated June 2, 2005, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.7.2	First Addendum Agreement, dated August 19, 2007, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.7.3	Second Addendum Agreement, dated January 18, 2009, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.7.4	Third Addendum Agreement, dated March 23, 2010, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.7.5	Fourth Addendum Agreement, dated November 12, 2009, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.7.6	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd.
10.8	Research and Development Agreement, dated March 7, 2006 and effective as of January 1, 2006, by and between Brainsway, Inc. and Brain Research and Development Services Ltd.
10.9	Marketing and Promotion Agreement, dated as of June 16, 2009, by and between the Registrant and Advanced Technologies Innovation Distribution SRL. †
10.10	License, Marketing and Distribution Agreement, dated as of August 26, 2010, by and between the Registrant and Meizler Biopharma S.A. †
10.11	Brainsway Ltd. 2006 Employee Stock Option Plan.
10.12
Lease Agreement, dated November 7, 2007, by and between Kesselman and Kesselman, Certified Public Accountant, as lessor, and Brain Research and Development Services Ltd., as lessee, as extended on October 30, 2008.∞

10.13	Form of Lock-Up Agreement with respect to the current offering, by and between Roth Capital, LLC and certain directors, executive officers and significant shareholders of the Registrant*
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm for the Registrant.
23.2	Consent of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel to the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included in signature page to Registration Statement).

∞	English translation of original Hebrew document.
*	To be filed by amendment.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(b)	Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           To provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(5)           That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)           That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on this 11th day of April, 2011.

BRAINSWAY LTD.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of BRAINSWAY LTD. whose signature appears below hereby appoints Uzi Sofer and Yael Zeiger, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Uzi Sofer	Chief Executive Officer (principal executive officer)	April 11, 2011
Uzi Sofer
/s/ Yael Zeiger	Chief Financial Officer	April 11, 2011
Yael Zeiger	(principal financial officer and principal accounting officer)
/s/ David Zacut	Chairman of the Board	April 11, 2011
David Zacut, M.D.
/s/ Yiftach Roth	Director	April 11, 2011
Yiftach Roth, Ph.D.
/s/ Avner Hagai	Director	April 11, 2011
Avner Hagai
/s/ Uzi Sofer	Director	April 11, 2011
Uzi Sofer

/s/ Uri Elmaliach	Director	April 11, 2011
Uri Elmaliach, M.D.
/s/ Daniel Azriel	Director	April 11, 2011
Daniel Azriel

/s/ Yuval Lavi	Director	April 11, 2011
Yuval Lavi, M.D. /s/ Gavriel Magen	Director	April 11, 2011
Gavriel Magen /s/ Orly Uri	Director	April 11, 2011
Orly Uri /s/ Yannai Giora	Director	April 11, 2011
Yannai Giora Brainsway, Inc. By: /s/ Uzi Sofer	Authorized United States Representative	April 11, 2011
Name: Uzi Sofer Title: Chief Executive Officer